9/10

02049869

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banca Carige Group

*CURRENT ADDRESS

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4758 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/10/02

File No. 82-4758

ANNUAL REPORT 2001


CARIGE

AR/S
12/31/01

BANCA CARIGE GROUP

ANNUAL REPORT
2001

BANCA CARIGE GROUP

DIRECTORS, STATUTORY AUDITORS, MANAGEMENT AND AUDIT FIRM

BOARD OF DIRECTORS	BOARD OF STATUTORY AUDITORS	GENERAL MANAGEMENT	MANAGEMENT	AUDIT FIRM
CHAIRMAN	CHAIRMAN	GENERAL MANAGER	*Net*	KPMG SpA
Fausto Cuocolo *	Fulvio Rosina	Giovanni Berneschi	Luciano Casapietra	
DEPUTY CHAIRMAN	AUDITORS	DEPUTY GENERAL MANAGER	*Commercial planning and innovative channel*	
Alessandro Scajola*	Giacomo Catalfamo Angelo Costigliolo	Renzo Oldrati	Luigi Gardelli	
MANAGING DIRECTOR (1) Giovanni Berneschi*		DEPUTY GENERAL MANAGER	*Loans Department* Achille Tori	
DIRECTORS	DEPUTY AUDITORS	Alfredo Sanguinetto	*Finance and Funding* Mario Venturino	
Adalberto Alberici * Piergiorgio Alberti ** Piero Guido Alpa * Andrea Baldini Giorgio Binda Jean-Jacques Bonnaud Mario Capelli * Giorgio Giogetti Pietro Isnardi Ferdinando Menconi Dominique Monneron Paolo Cesare Odone * Vincenzo Roppo * Enrico Maria Scerni Oliviero Tarolli	Maurizio Civardi Angelo Lucio Viotti		*Information-Communication Technology* Giorgio Seronello *Public Relations* Emilio Pietro Molinari *Resources* Carlo Arzani *Support* Giovanni Poggio	

* *Member of Executive Committe*
** *Senior Director*

Directors were appointed for the years 2001-2002-2003 by the shareholders' meeting on 27/4/2001.
The Board of Statutory Auditors was appointed by the shareholders' meeting on 29/4/99 for the years 1999-2000-2001.
(1) In accordance with the By-Laws of the Bank, the Managing Director also carries out the duties of General Manager.

POWERS OF THE ADMINISTRATIVE BODIES AND THEIR DELEGATED AUTHORITY

As required by directive no. 97001574 of CONSOB dated 20th February 1997 there are shown below the powers and delegated authority belonging to the Directors and Management.

Chairman of the Board of Directors

According to article 24 of the By-laws the Chairman of the Board of Directors is the legal representative of the Bank vis-à-vis third parties and in court proceedings.

He presides at shareholders' meetings, convenes and presides at meetings of the Board of Directors of which he is an ex officio member.

In a case of compelling urgency not admitting of delay, the Chairman may, on a proposal of the Managing Director or General Manager, himself take decisions falling within the competence of the Board of Directors or the Executive Committee where it is impossible for their members to meet. Decisions so made are to be brought to the notice of the relevant body at its next meeting.

Executive Committee

Article 25 of the By-laws provides for the appointment of the Executive Committee by the members of the Board of Directors which is to fix the number of members, their term of office and their functions.

The Executive Committee is made up of the Chairman and vice Chairman, who are ex officio members, and between three and five other members.

The five members of the executive committee now in office were re-appointed on 28th May 2001 and will hold office until 31st October 2002.

The Board of Directors in conformity with article 21 of the By-laws has delegated to the Executive Committee within defined limits its powers in regard to:

a) the grant, renewal, increase, reduction, confirmation, cancellation and suspension of advances and facilities and general credit operations of every description in all branches as well as the treasury and tax-collection payment functions;
b) general decision making powers in matters relating to expenditure;
c) power to determine a range of matters including the management of human resources, management of the treasury and of the Bank's investment portfolio, the use of derivatives and foreign exchange operations as well as in matters of day-to-day management not involving strategic issues.

Managing Director - General Manager

In accordance with article 27 of the By-laws, a Managing Director or General Manager is appointed by the Board of Directors. The former, if appointed, will also perform the duties of General Manager. Either will exercise those powers belonging to him within the scope of the By-laws and the powers granted to him by the Board of Directors. The General Manager is the head of the Bank's executive staff.

The Managing Director in office was appointed on 21st May 2001 and along with the duties of General Manager has the following decision-making powers delegated to him:

a) with respect to the grant, renewal, increase, reduction, confirmation, cancellation and suspension of advances and facilities and general credit operations of every description in all branches as well as treasury and tax-collection, and payment functions; any observations considered necessary with regards to the banking subsidiaries of the Group as foreseen by present rulings;
b) generally with respect to matters relating to expenditure;
c) in regard to the management of the Bank's financial policy;
d) with the Chairman's consent, he has the right to represent the Bank at general meetings of subsidiary and associated companies and to cast the Bank's votes as he may think fit;
e) in regard to matters of day-to-day management not involving strategic issues.

BANCA CARIGE SPA
BALANCE SHEET AT 31st December 2001

CONTENTS

ATTACHMENTS

BANCA CARIGE GROUP
BALANCE SHEET AT 31st December 2001

CONTENTS

BALANCE SHEET
2001

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE SpA - Cassa di Risparmio di Genova e Imperia
Head Office in Genoa, Via Cassa di Risparmio, 15


Fondazione Cassa di Risparmio di Genova e Imperia
Caisse des Dépôts et Consignations (CDC) – Caisse Nationale des Caisses d'Epargne et de Prévoyance (CNCEP)(1)
La Basilese Insurance Group (2)
Westdeutsche LandesBank AG (WestLB) (3)
El Monte – Caja de Huelva Y Sevilla
Other Shareholders
58,71%
9,50%
5,09%
4,96%
3,00%
18,74%
Banca Carige SpA
Banking activities
Insurance activities
Trustee activities
Instrumental activities
Financial activities
47,50%
95,90%
51,00%
92,81%
87,01%
71,28%
100,00%
99,98%
90,00%
60,00%
20,24%
Frankfurter Bankgesellschaft AG
Cassa di Risparmio di Savona SpA
Banca del Monte di Lucca SpA
Carige Vita Nuova SpA
Levante Norditalia SpA
Centro Fiduciario SpA
Galeazzo Srl (4)
Columbus Carige Immobiliare SpA
Immobiliare Ettore Vernazza SpA (5)
Argo Finance One Srl (6)
Eptaconsors SpA
100,00%
100,00%
20,00%
Immobiliare Carisa Srl
Ligure Leasing SpA
BANCA CARIGE GROUP

(1) Holding via subsidiaries CDC Icis and Eulia. Following internal reorganisation, the holding of CNCEP – Caisse Nationale des Caisses d'Epargne et de Prévoyance was transferred to Eulia. (2) Holding via subsidiary Basilese Life Assurance. (3) Holding via WestLB Italia Spa. (4) The company has a holding of 0.02% in Columbus Carige Immobiliare SpA. (5) The company owns 10% of its own shares. (6) Incorporated into the Banca Carige Group as from 9th November 2001.

FINANCIAL HIGHLIGHTS 2001

FINANCIAL HIGHLIGHTS

	31/12/2001		30/9/01	31/12/00	31/12/99	Change % 2001	pro forma (8) 31/12/01	pro forma (8) Change % 2001	pro forma (8) Change % 2000
	Euro (k)								
BALANCE SHEET (1)									
Total assets	12,835.5	24,852.9	22,943.8	22,530.3	19,802.5	10.3	23,314.0	3.5	11.8
Funding	10,151.6	19,656.3	18,461.6	17,913.6	15,324.5	9.7	18,117.4	1.1	14.4
– Customer Deposits	8,099.3	15,682.5	13,806.8	13,391.2	12,325.7	17.1	14,636.4	9.3	5.5
– Amounts owed to customers	4,863.1	9,416.2	7,980.7	7,919.0	7,381.6	18.9	8,499.9	7.3	2.8
– Debts evidenced by certificates	3,236.3	6,266.3	5,826.1	5,472.2	4,944.1	14.5	6,136.5	12.1	9.7
– Deposits from Banks	1,652.0	3,198.7	3,879.7	4,522.0	2,998.4	-29.3	2,705.9	-40.2	50.8
– Funds managed on behalf of third parties	0.3	0.6	0.6	0.4	0.4	50.0	0.6	50.0	0
– FSubordinated loan	400.0	774.5	774.5	-	0.0	...	774.5	...	0
Other Financial Intermediation Activities (OFIA)	11,348.9	21,974.5	19,940.4	20,675.2	19,462.7	6.3	20,372.6	-1.5	4.2
– Assets Under Management	5,671.8	10,982.2	9,655.5	10,294.7	11,039.0	6.7	10,213.5	-0.8	-7.8
– Assets in Custody	5,677.0	10,992.3	10,284.9	10,380.5	8,423.7	5.9	10,159.1	-2.1	19.8
Total Financial Intermediation Activities (TFIA)	19,448.2	37,657.0	33,747.2	34,066.4	31,788.4	10.5	35,009.0	2.8	4.7
Lending (2) (3)	11,026.8	21,350.9	19,909.5	19,762.7	17,503.3	8.0	20,354.1	3.0	10.7
– Loans to Customers (2) (3)	7,471.2	14,466.2	13,107.0	12,905.1	11,350.4	12.1	13,469.4	4.4	12.7
– Loans to Banks (2)	1,122.3	2,173.1	1,745.0	1,876.5	1,219.0	15.8	2,173.1	15.8	31.6
– Securities	2,433.3	4,711.6	5,057.5	4,981.1	4,933.9	-5.4	4,711.6	-5.4	1
– Investiment securities	441.3	854.4	855.9	744.8	747.0	14.7	854.4	14.7	-0.3
– Trading securities	1,992.1	3,857.2	4,201.6	4,236.3	4,186.9	-8.9	3,857.2	-8.9	1.2
Shareholders' Equity (4)	1,332.8	2,580.7	2577.1	2,519.1	2,532.3	2.4	2,580.7	2.4	-0.5
INCOME STATEMENT (1)									
Operating Income	219.1	424.3	275.8	416.7	360.3	1.8			
Income from Ordinary Activities	171.6	332.3	215.2	326.3	301.9	1.8			
Income before Taxation	184.5	357.2	239.7	343.0	335.9	4.1			
Net Income	103.5	200.5	143.2	190.2	181.6	5.4			
RESOURCES (5)									
Number of branches	345	345	283	283	254	21.9	284	0.4	3.1
Number of employees	3,506	3,506	3,129	3,080	3,092	13.8	3,100	0.6	-0.4
FINANCIAL RATIOS									
Non interest income / Gross operating income	48.59%	48.59%	44.99%	46.87%	51.37%				
Operating costs / Gross operating income	63.53%	63.53%	65.37%	60.77%	64.00%				
Income before Taxation / Shareholders' Equity	13.84%	13.84%	9.30%	13.62%	13.26%				
ROE	7.77%	7.77%	5.56%	7.55%	7.17%				
ROAE (6)	7.86%	7.86%	5.62%	7.53%	7.94%				
SOLVENCY RATIOS (7)									
Risk-Weighted Assets (RWA) (1)	7,459.7	14,441.1	12,706.7	12,488.7	11,206.0	15.7			
Tier 1% of RWA	13.08%	13.08%	18.88%	18.83%	22.25%				
Total Capital % of RWA	18.19%	18.19%	24.59%	18.49%	18.19%				

(1) Billions of Italian Lire.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Data differ from those stated in the explanatory notes because of different calculation methods.

(8) Pro forma data do not include 61 branches from the IntesaBci Group

NOTICE OF MEETING

The shareholders of BANCA CARIGE S.p.A. are called to an ordinary general meeting to be held at the Bank's headquarters in Genoa (Via David Chiossone, 3) on 29th April 2001 at 10.30 am and if necessary by adjournment at the same place on 30th April 2001 at 10.30 am for the purpose of transacting the following business:

1. To consider the balance sheet at 31st December 2001, and the reports of the Board of Directors and Statutory Auditors;

2. To receive the consolidated balance sheet of the Banca Carige Group at 31st December 2001;

3. To appoint the Board of independent auditors;

4. To fix the remuneration of the Board of Statutory Auditors;

5. To transact any other business consistently with articles 2357ff of the Civil Code.

Shareholders will be entitled to attend the meeting on production of the appropriate certificates prescribed by article 34 of the CONSOB ruling no. 11768 of 23rd December 1998 relating to shares held centrally at Monte Titoli SpA and not represented by share certificates. Shareholders are reminded that, in the light of the article 51 of the CONSOB ruling, after 1st January 1999 the rights attaching to securities that are not held at Monte Titoli SpA can only be exercised after the securities have been delivered to an intermediary with a view to their introduction into the system of centralised registration involved in the regime for the abolition of share certificates.

Documentation relating to the points 1, 2 and 5 of the above agenda, as required by current legislation, will be deposited not less than 15 days before the date of the meeting at the Bank's head office (in Genoa at 15 Via Cassa di Risparmio, Investor relations Office) and, but limited to point 5 only, at Borsa Italiana SpA in Milan (6 Piazza degli Affari), for inspection by shareholders who will have an opportunity to make copies for their own use.

In accordance with the provisions of article 26 of the Bank's By-laws, the list of candidates for the Board of Statutory Auditors must be deposited along with the required supporting documentation by those shareholders having the right of proposal at the Bank's head offices (Via Cassa di Risparmio, 15, Genoa) no less than 10 days before the date of the meeting. The presentation in question must be made from Monday to Friday between the hours of 8.30 am to 1.30 pm and 2.30 pm and 4.30 pm.

Genoa 6th March 2001

For the Board of Directors
Prof. Fausto Cuocolo
The Chairman

Notice of meeting published in the Official Gazette of the Italian republic- sheet number 62 of 14th March 2002

BOARD OF DIRECTORS' REPORT

2001: AN OVERVIEW OF THE YEAR

During the year the world economy was marked by an increasing downturn as a result of the problems facing the three major economic systems (the US, Europe, Japan); the situation was to be made worse by the events of 11th September. First results for the world economy in terms of GDP indicate a rise of only 1.9%, considerably lower than the previous year's figure of 4.7%, one of the best for over than 20 years. What growth there was occurred in the first quarter, with a slowing down as the year progressed. This slowing down can be put down to a downturn in the US economy, continuing economic difficulties in Japan, and the disappointing performance recorded in Europe.

A feature of this economic slowdown, both in emerging economies and in industrially advanced countries, was the drop in petrol prices from $28.4 to $24.7 a barrel in 2001, which dampened price rises generally in western economies. The problems of the most industrialised of emerging economies continued to affect emerging economies as a whole: there were fears that Argentina's problems could spread to other Latin American economies; south-east Asia continued to be in difficulty. Only China and India, with their huge domestic markets, seemed less exposed to external shocks. The most promising areas during 2001 appeared to be represented by the emerging economies of central and Eastern Europe.

The **United States'** economy rose by 1.2% in 2001, well below the 4.1% recorded in 2000. Prospects for 2002 are better than was at first thought, especially in the wake of 11th September: in the last quarter of the year GDP was up, contrary to expectations, by 1.4%. This was certainly the aim of the Federal Reserve Board, which in eleven cuts lowered interest rates by a total of 475 basis points in 2001. An upturn is hoped towards the middle of the current year. Despite interest cuts, rises in consumer prices actually dropped from 3.4% to 2.9%. Unemployment rose slightly from 4% in 2000 to 4.8% in 2001.

Falls in output were also a characteristic of the economies belonging to the **European Monetary Union**, although to a lesser extent than those falls recorded in the United States: GDP fell from 3.3% to 1.4% in 2001. Monetary policy at the European Central Bank was focused on price stability so differing from the Fed's primary concern of economic growth. Inflation in the euro area was kept under control at 2.5% for 2001 (2000: 2.3%). There was slight fall in unemployment from 8.9% to 8.5%. Containment in petrol prices helped to keep inflation stable. Domestic demand in the area fell from 2.9% to 1.9%. Despite the changeover to the euro, the single currency made little progress against the dollar and the exchange rate slipped to below 0.90 €.

Looking at the euro area in more detail, the **German** economy ended the year with a 0.6% rise in GDP, aided above all by a 0.5% rise in external demand: domestic demand remained substantially flat at 0.2%. Inflation was in line with the EU average at 2.5%. Unemployment was slightly below the average for the euro zone (8.5%) at 7.9%.

A 1.9% growth in domestic consumption in **France** helped GDP to rise in annual terms by 2%. Inflation was at 1.7% and the unemployment rate was down on the previous year to 8.6%.

The **United Kingdom**'s economy grew by 2.4% in 2001 thanks to a 2.4% rise in demand at home. This managed to offset the fall in export-related production of 0.3%, which felt the effects of a continually strong sterling. Both inflation (1.3%) and unemployment (5.1%) were significantly lower than the euroland averages.

The condition of Japan's economy continues to be worrying. Massive public spending and an expansionary fiscal policy (and the increased public sector borrowing requirements that this incurs) have yet to achieve the desired effects. Japan's GDP for 2001 slipped 0.5% and unemployment continued to grow, ending the year at, by Japanese standards, an historically high 5.1%.

Results from **South East Asia** reveal a significant drop in economic growth for the area from 2000's 7.6% to 1.5% in 2001 as Asian economies felt the effects of downturns in major economies, the US in particular. As mentioned previously, the vast domestic markets of **India** and **China** helped these economies to withstand the negative effects of falls in GDP in the world's major economies: GDP for these two countries rose by 5.8% in 2001, down from 7.2% recorded in 2000. **Latin America** had a bad year: average GDP for the continent rose by a mere 0.2% in 2001 (2000: +4.1%).

Other emerging economies such as in central Europe, Russia and Africa (excluding north Africa) generally managed to avoid the worst of the negative results that marked world economies during 2001.

In **Italy**, GDP rose by 1.8%. Consumption at home rose 1.4% and there was a 0.5% rise in the balance of payments surplus. The weakness of the euro favoured exports, which rose 3.9% in 2001, still considerably lower than the 10.2% recorded the previous year. There was greater stability in the retail price index in comparison to 2000 and inflation for the year was 2.8%, slightly up on the previous year's figure of 2.6% but still within the European average.

In average terms, employment rose 1.5%, in line with rates recorded in 2000. Increases were particularly evident in flexible and part time job solutions, which now account for 10% of total employment. There was overall stability in the service sector and increased demand from industry. Unemployment ended 2001 at 9.6%, more than 1% down on the figure for 2000. The north/south divide, despite some exceptions, continues to persist.

Increased revenues on the part of the State meant an improvement in public sector finances. Italian PSBR for 2001 is estimated to account for 1.3% of GDP, down from 1.8% in 2000. This figure is almost in line with European Union policy directives. The public sector debt/GDP ratio fell from 110.5 in 2000 to 109.1 in 2001.

The **Ligurian** economy all in all had a good year despite the problems present on the international scene. There were, in particular, positive results from the region's industry, shipbuilding, new technology, and building sectors, the latter benefiting form the holding of the G8 conference in Genoa during the summer, along with continuing expansion in port-related activities. Unemployment levels fell near to those of neighbouring regions. One black spot for the year was tourism, which achieved less than brilliant results in 2001.

Business activity was vibrant: the number of new businesses continued to grow (+1.5%) bringing the total of businesses in the region to 161,213. Growth was most dynamic in the provinces of Genoa (+1.9%) and La Spezia (+1.8%). Key sectors for Liguria's economy continue to be manufacturing, construction, trade, and transport.

The port of Genoa managed to maintain the record levels of activity achieved in 2000 despite its closure during the G8 and the economic crisis that followed 11th September. More than 51 million tonnes of goods were handled by the port in 2001, half a million tonnes less than the year before. There was, however, a slight increase in container traffic with a 1.7% rise in the number of TEUs handled (+1.5 million). Passenger traffic rose 4.2% thanks to an excellent year for the cruise business.

It was a record year for the region's second port, La Spezia, in terms of TEUs handled: 974,646 (+7.1%). There was a 4% drop in goods handled in comparison to 2000; the total for 2001 was 15.8 million tonnes. This fall was due to reduced volumes in oil and coal. Passenger traffic for Corsica, Sardinia and Tunisia, a relatively new business segment for the port, rose more than 50%.

During 2001, the port of Savona handled 11.4 million tonnes of goods, similar to the previous year (+0.5%): there were increases in bulk (2.9%) and liquids (0.7%) and a decrease in other non-bulk goods of 4.5%. Container traffic, still at comparatively low levels (50,092 TEUs), grew by 35.7% whilst passenger traffic rose 2.1%.

Turning to tourism in the region, the hotel sector experienced a year of uncertainty. Overall in Liguria, in comparison to the first nine months in 2000, there was a drop both in the number of arrivals (-2.6%) and length of stays expressed in days (-3%). The only province to record positive variations, albeit limited, was Genoa: the year was marked by major events such as the G8 conference and the *Euroflora* flower show, which helped to generate small increases in the number of visitors arriving (+0.5%) and staying (+3%).

On the jobs front there was an increase in the number of those in work from 609,000 in October 2000 to 617,000 in October 2001. Despite a slight increase in the numbers of those seeking work (2000: 45,000; 2001: 48,000), the region's unemployment rate was basically unchanged over October 2000 (7.3%).

The average inflation rate in Liguria for the year was 2.5%, a little higher than the national average.

The year saw further consolidation in unitary **monetary policy** for the euro area. On exchange markets, the euro fell against both the dollar and other currencies.

In this situation, there was a significant difference in the monetary policy objectives followed by the ECB and the US Federal Reserve: the former preferring a containment of inflation as a condition for growth whilst the latter seeking economic growth more directly. This policy diversity is well illustrated by the movement in short-term rates fixed by the two central banks: the ECB's minimum lending rate fell from 4.75% at the end of 2000 to 3.25%, still 150 basis points higher than the Fed funds rate (1.75%). On money markets, interbank rates fell constantly throughout the year as did interbank deposit rates on the automated quotation market; the latter recording an average fall of almost 90 points in the twelve months from December 2000 to December 2001. In parallel, Italian state bond rates fell: treasury bond (Bot) yields dropped by around 1.5% whilst there was a reduced average fall in Btp yields of 0.30%.

At 31/12/02, bank deposits in Italy totalled 830,000 m €, an increase of 6.7%. In particular, bonds rose by 8.8% and customer deposits by 5.5%.

In the wake of significant volatility on financial markets during the year, asset management saw an outflow of funds from mutual funds to more liquid investment solutions, so explaining an increase in current accounts from September onwards. The loss of revenues stemming from the flight from share, balanced and global funds was only partially made up for by capital flows to bond and money funds.

Lending was particularly vibrant during the year, although there was a slowing down in the final months of 2001. Total lending for the Italian banking industry reached 916,500 m €: an annual rise of 6.7% but more than 10% up in the first nine months of the year. There were increases in lira/euro lending (+7.3%) whilst lending in foreign currency was down 9.9%.

The year saw continued improvement in the quality of lending: gross bad loans for the Italian banking system at October 2001 were down 17.3% bringing the bad loans/total lending ratio down with it from 2.8% in 2000 to 2.4%.

Medium-term borrowing rates progressively fell during the year from a peak of 2.19% at December 2000 to 1.48% at year-end 2001. In particular, medium-term rates offered on current accounts fell from 2.08% at 31/12/01 to 1.39% at the end of 2001. Lending rates also fell from 6.89% at 31/12/01 to 5.94% at December 2001. The average spread between borrowing and lending interest rates was stationary in the first ten months to record a slight decrease of 0.10% in the last two months of the year.

STRATEGY

On 24th September 2001, Banca Carige's Board of Directors approved the strategy document for the Banca Carige Group for 2002-2004. (In this report Banca Carige SpA will be referred to variously as 'the Bank' or 'Carige', the Banca Carige Group as 'the Group'. All amounts are in billions of Italian lira unless otherwise indicated).

This document traces the last ten years in the Banca Carige Group's development and focuses on its strategy for the immediate future. The strategic objective of the Group is to become a provider of services over wider-ranging areas: banking, finance, insurance, pensions. In order to carry out these activities the Group will be:

- **national**, working from its traditional stronghold of Liguria the Group will continue to expand into new market areas highlighting the need to recognise the importance of creating strong ties with the local community;
- **retail**, focusing on the family, small and medium-sized businesses, and local authorities;
- **universal**, in terms of the range of borrowing and lending products, and services offered by the Group;
- **multi-channel**, exploiting the opportunities offered by various integrated distribution solutions (real, remote, mobile);
- **aggregation point** for other small and medium-sized banks with particular locational, structural and management characteristics whose inclusion in the Group is compatible with the Group's strategic objectives.

The strategy document 2002-2004 sets seven differing profiles on which the Group's strategic aims will be based: market, finance, organisation and human resources, I&CT, capital management, international relations, M&A activity.

The Banca Carige Group's strategic **market** objectives centre on the construction of an integrated multi-channel distribution system made up of traditional, remote and mobile distribution solutions.

Traditional distribution (branch network, financial consultants, financial agents *'promotori'*) will be enhanced by a multi-local approach that implies an active involvement in the economic and social reality of the community, and the development or

maintenance of close ties with families and small businesses.
Remote distribution can exploit the wide-ranging solutions already in place (ATMs, POS, home banking, on line banking) and will continue to go hand-in-hand with new technological advances so as to give our customers an extensive range of products and services available over a wider range of distribution opportunities.
Mobile distribution includes the Group's network of financial agents and promoters, insurance agents, and estate agents and seeks to exploit synergies both inside and outside the Group, increase business opportunities by diversifying customer segments and heighten efficiencies.
During the year, traditional distribution was enhanced, firstly, by expansion of the Group's presence outside Liguria and, consistent with the Group's retail vocation, by customer segmentation into profiles according to the net worth possibilities to the Group.
Territorial expansion was both 'internal' (new openings of Banca Carige branches) and 'external' (branch acquisitions from other banks). Internally generated expansion saw the opening during 2001 of five new branches; a five-year plan for internal policy foresees the opening of another forty branches over the next three years.
Externally driven expansion in traditional distribution was represented by the acquisition of 61 branches in 2001 from the IntesaBci Group (effective from 1st October). These branches are distributed over eight Italian regions (Piedmont, Lombardy, Veneto, Emilia Romagna, Tuscany, Lazio, Apulia and Sicily) boosting significantly the Banca Carige Group's presence in these regions. This operation followed the purchase in December 2000 of 21 branches from Banco di Sicilia in the Sicilian provinces of Palermo and Enna.
These acquisitions bring the Banca Carige branch network up from 283 to 345, and at the Group level from 342 to 403.
The segmentation of Banca Carige's customers was implemented during 2001: profiles include the assignment of private banking consultants for high net worth customers, and units of consultants for the small and medium-sized business segment. In the near future, Banca Carige plans to activate a retail module aimed at the mass market. At the same time, the Group leader's models of customer segmentation will be applied to the two banking subsidiaries of the Banca Carige Group, Cassa di Risparmio di Savona and Banca del Monte di Lucca, in order to achieve greater uniformity in the services offered by the Group.
With regards to remote banking channels, there was continuing expansion of the Bank's e-banking and phone banking services. During 2001, a fully automated call centre was put in place, so updating the previous phone banking service. These improvements were also carried out during the year by the Group's banking subsidiaries.
This area will continue to be the object of constant improvements in order to exploit fully the opportunities offered by the Internet. These include the utilisation of the Internet for low net worth transactions, for B2C and B2B solutions, and heightened efficiencies in internal management processes.
The second strategic profile is represented both directly and indirectly by the activities of the Bank's **finance area**. This area was recently reorganised on a top-down model which distributes responsibility and decision-making downwards to various levels, from the Board of Directors, to the Group leader Banca Carige, to ALCO, to the investment committee, down to the offices of the finance area itself.
Reorganisation is complementary to the process of revenue diversification under way in relation to own account securities management, the management of derivatives and currency, the diversification and development of funding, and support to the distribution of the Group's direct and indirect deposit products. In particular, asset management represents one of the key vehicles for increasing revenues. The Banca Carige Group has launched specific projects that focus on the production and distribution of its asset management products. These refer to insurance-in-bank or bancassurance (the distribution of insurance products over the counters of the Group's banks), to bank-in-insurance (the sale of finance and standardised banking products by agents of the Group's insurance subsidiaries) and to the so-called 'second pillar' by means of development in the Carige Open Pension Fund.
Human resources and organisation, the third strategic profile, is responsible for: the integration of new personnel from other banks and the creation of a distinctive corporate identity while at the same time respecting the distinctive features of local contexts; the optimisation of distribution and support networks in favour of market activities; training and investments in professional

advancement of personnel as a key foundation to the Group's future.

During 2001, this market-orientation was evidenced by a continuation in the fall in the percentage of staff employed in non-commercial activities: 2000: 32.8%; 2001: 30.9%. The training of bank staff throughout the Group accounted for more than 29,000 days of training directed at almost 18,000 participants.

The most significant event in this area during the year was the overhaul and redefining of Cassa di Risparmio di Savona's organisational structure that saw rationalisation in targeting, management and distribution of services, and the re-training of staff for market-oriented activities. A similar re-organisation of human resources at Banca del Monte di Lucca is underway.

The Group's **Information & Communication Technology** resources are crucial to achieving greater efficiency and to enable the Group to respond effectively to changes in the following areas: the operating environment (changeover to the euro, integration of banking subsidiaries and branches acquired from other banks); the market (customer segmentation, departmental re-organisations involving the finance, foreign and marketing offices, net banking, phone banking, introduction of Customer Relationship Management systems); new technology (Internet driven renewal of periphery platforms).

In the light of these factors, the Group's information systems were made compatible with the changeover to the euro, the banking subsidiaries operating systems were consolidated within Banca Carige's information system, and the procedures handling the migration of the information systems of the branches purchased from Banco di Sicilia and the IntesaBci Group were finalised.

Development in Internet-based technologies is underway that will allow considerable expansion in applied information technologies which, in turn, will allow for maximum use and simplification of IT support. This technology will be used to distribute both e-banking and e-commerce products, and the innovations stemming from the application of CRM to the banks throughout the Group.

The aim of capital management is to maintain those levels of capital adequacy associated with the traditional solidity of Banca Carige. This is achieved by finding an optimal relation between primary and secondary capital sources (Tier 1, Tier 2 and Tier 3) that reinforces present adequacy ratios both with regards to Tier 1, where possible, and introducing secondary capital in line with indications. In this way Banca Carige will be well placed with regards to the new capital adequacy ratios expected from Basle 2.

With regards to this, the Bank issued a subordinated loan of 400 million € within its Euro medium term note programme.

The Group's international relations with its foreign partners are characterised by fixing communal strategic objectives that safeguard the attention to the local community typical of the ex-savings banks, and achieve operating synergies.

Examples of these synergies are the agreements existing between Banca Carige and its foreign partners in the field of payment systems, money flows, services to small and medium-sized businesses, capital markets, and corporate finance.

The seventh and last strategic profile is the merger and acquisition activity of the Group. This activity is carried out with the Group as a point of aggregation both in terms of acquiring small or medium-sized banks, and the purchase of branch networks from other banks or banking groups.

The international rating agencies Fitch IBCA, Standard & Poor's, and Moody's confirmed their ratings of Banca Carige for 2001 based on a positive evaluation of the Carige Group's economic and financial stability and of the Group's ties to its operating areas.

BANCA CARIGE RATING

	short-term	long-term	BFSR (1)	Individual (1)	Legal (2)
Fitch IBCA	F1	A	-	C	4
Moody's	P1	A2	C	-	-
Standard & Poor's	A2	A-	-	-	-

(1) Rating of financial solidity on a scale from A to E.

(2) Rating of likelihood of state intervention in case of crisis on a scale from 1 to 5.

BORROWING AND LENDING ACTIVITIES

At 31st December 2001 the borrowing and lending aggregates of Banca Carige included the intermediation activities of the 61 branches acquired by Banca Carige from the IntesaBci Group in October 2001. In order to aid comparison between these financial statements and those of 2000, pro forma statements referring to Banca Carige excluding the ex-IntesaBci branches have been prepared.

Total Financial Intermediation Activities (TFIA) - made up by direct and indirect deposits – amounted to 37,657 bn, an increase of 10.5% over the previous year (2000: 34,066.4 bn; +4.7%). Excluding the TFIA generated by the ex-Intesa Bci branches, the increase is of 2.8% and the total is 35,009 bn. In particular, direct deposits ('customer deposits') recorded a rise for the year of 17.1% to reach 15,682.5 bn (41.6% of TFIA) in comparison to 13,391.2 bn in 2000. Indirect deposits ('other financial intermediation activities') totalled 21,974.5 bn (58.4% of TFIA), an increase of 6.3% in comparison to 20,765.2 bn recorded the previous year. Excluding the new branches purchased during the year, direct deposits rose by 9.3% (14,636.4 bn); indirect deposits, however, fell 1.5% to 20,372.6 bn.

TOTAL FINANCIAL INTERMEDIATION ACTIVITIES *(billions of Italian Lire)*

	31/12/01		30/9/01	31/12/00	31/12/99	Change %	Pro forma 31/12/01	Pro forma Change %	
	Euro (m.)					2001		2001	2000
Total (A+B)	**19,448.2**	**37,657.0**	**33,747.2**	**34,066.4**	**31,788.4**	**10.5**	**35,009.0**	**2.8**	**4.7**
Direct deposits (A)	**8,099.3**	**15,682.5**	**13,806.8**	**13,391.2**	**12,325.7**	**17.1**	**14,636.4**	**9.3**	**5.5**
% Total	*41.6%*	*41.6%*	*40.9%*	*39.3%*	*38.8%*		0.4		
Indirect deposits (B)	**11,348.9**	**21,974.5**	**19,940.4**	**20,675.2**	**19,462.7**	**6.3**	**20,372.6**	**- 1.5**	**4.2**
% Total	58.4%	58.4%	59.1%	60.7%	61.2%		58.2%		
- Assets under management	5,671.8	10,982.2	9,655.5	10,294.7	11,039.0	6.7	10,213.5	- 0.8	- 7.8
% Total	*29.2%*	*29.2%*	*28.6%*	*30.2%*	*34.7%*		0.3		
% OFIA	50.0%	50.0%	48.4%	49.8%	56.7%		0.5		
- Assets in custody	5,677.1	10,992.3	10,284.9	10,380.5	8,423.7	5.9	10,159.1	- 2.1	19.8
% Total	29.2%	29.2%	30.5%	30.5%	26.5%		29.0%		
% OFIA	*50.0%*	*50.0%*	*51.6%*	*50.2%*	*43.3%*		*49.9%*		


TOTAL FINANCIAL INTERMEDIATION ACTIVITIES
(billions of Italian Lire)
40,000
30,000
20,000
10,000
0
31,788
34,066
37,657
1999
2000
2001
Assets under management
Assets in custody
Direct deposits

At the end of the year **total funds**, which includes customer deposits (15,682.5 bn), amounts owed to banks (3,198.7), funds managed on behalf of third parties (0.6 bn) and subordinated loans (774.5 bn), amounted to 19,656.3 bn, an increase of 9.7% in comparison to 17,913.6 bn recorded in 2000. The result excluding the ex-IntesaBci branches totalled 18,117.4 bn (+1.1%).

In greater detail, **direct deposits** moved forward by 17.1%; when not taking the ex-IntesaBci branches into account, the expansion in this aggregate was at 9.3% (2000: 5.5%). This increase principally stems from a 12.1% rise in debt securities (excluding the ex-IntesaBci branches); amounts owed to customers rose at lower levels (+7.3%).

A product breakdown of this aggregate excluding the contribution of the ex-IntesaBci branches reveals the following results: the year confirmed a preference on the part of customers for current accounts and bonds as direct deposit solutions. Current accounts totalled 7,237.9 bn, up 9.6% in comparison to 2000. Repurchase agreements, subject to frequent changes in demand, dropped 6.3% in contrast to a 24.3% rise in 2000, ending 2001 at 606.2 bn. Bonds reached 5,191.1 bn (+18.4%) and include a wide range of investment solutions: 22 lines destined for Carige's customers (of which, 6 at fixed-rate, 11 at floating rate, 2 at a mixed rate, 2 step up notes, and 1 zero coupon). Support to these issues was given by the third and fourth tranches in the Bank's Euro Medium Term Note Programme totalling ITL 342.9 bn. The programme aims at giving the Bank necessary, additional medium/long-term funding sources in addition to its traditional sources to carry out the strategic objectives outlined in the previous section.

Other direct deposit products include certificates of deposits (-12.2%), which recorded a rise in the short-term component but falls in those CDs with maturities beyond 18 months.

With regards to maturities, the year showed expansion both in short-term (+18%) and medium/long-term deposits (+15.5%). However, when excluding the direct deposits of the ex-IntesaBci branches, the short-term component rose by 6.5% (2000:+3.2%) whilst the medium/long-term component rose by 14.5 (2000: +10%). This result reflects the need on the part of customers to find a safe harbour for their investments in times of economic and financial turbulence.

At 31/12/01, bonds issued by the Banca Carige have cover in the form of 1,434.1 bn derivatives contracts.

FUNDING *(billions of Italian Lire)*

	31/12/01		30/9/01	31/12/00	31/12/99	Change %	Pro forma		
						2001	31/12/01	Change % 2001	Change % 2000
	Euro (m.)								
Total (a+b+c)	***10,151.6***	**19,656.3**	**18,461.6**	**17,913.6**	**15,324.5**	**9.7**	**18,117.4**	**1.138**	**14.4**
Direct deposits (a)	***8,099.3***	**15,682.5**	**13,806.8**	**13,391.2**	**12,325.7**	**17.1**	**14,636.4**	**9.3**	**5.5**
Amounts owed to customers	*4,863.1*	9,416.2	7,980.7	7,919.0	7,381.6	18.9	8,499.9	7.3	2.8
current accounts	*4,119.1*	7,975.6	6,621.8	6,601.3	6,284.2	20.8	7,237.9	9.6	2.1
repurchase agreements	*349.1*	676.0	719.2	646.8	520.4	4.5	606.2	- 6.3	24.3
saving deposits	*384.5*	744.5	626.3	649.4	543.7	14.6	635.7	- 2.1	- 8.0
loans from international organizations	*3.4*	6.6	10.3	18.1	31.1	- 63.5	6.6	- 63.5	- 41.8
other borrowings	*7.0*	13.5	3.1	3.4	2.2	297.1	13.5	297.1	54.5
Debts evidenced by certificates	*3,236.2*	6,266.3	5,826.1	5,472.2	4,944.1	14.5	6,136.5	12.1	9.7
bond certificates	*2,691.7*	5,211.9	4,931.4	4,385.8	3,745.9	18.8	5,191.1	18.4	17.1
certificates of deposits	*474.4*	918.6	810.0	922.3	1,086.8	- 0.4	809.6	- 12.2	- 17.7
outstanding cheques	*70.1*	135.8	82.9	139.5	96.0	- 2.7	135.8	- 2.7	45.3
cash bonds	-	-	1.8	24.6	15.4	- 100.0	-	- 100.0	- 81.2
short term deposits	*5,304.1*	10,270.2	8,695.7	8,706.2	8,100.9	18.0	9,271.9	6.5	3.2
% Total	*65.5*	*65.5*	*63.0*	*65.0*	*65.7*		*63.3*		
long term deposits	*2,795.2*	5,412.3	5,111.1	4,685.0	4,224.8	15.5	5,364.5	14.5	10.0
% Total	*34.5*	*34.5*	*37.0*	*35.0*	*34.3*		*36.7*		
Amounts owed to credit institutions (b)	***1,652.0***	**3,198.7**	**3,879.7**	**4,522.0**	**2,998.4**	**-29.3**	**2,705.9**	**- 40.2**	**50.8**
Deposits	*1,156.4*	2,239.2	2,772.0	3,217.1	1,928.6	- 30.4	1,746.4	- 45.7	66.8
Financing	*288.4*	558.4	586.5	567.7	453.1	- 1.6	558.4	- 1.6	25.3
Current accounts	*29.8*	*57.7*	*113.4*	*75.2*	*41.8*	*- 23.3*	*57.7*	*- 23.3*	*79.9*
Repurchase agreements	*177.4*	343.4	407.8	662.0	574.9	- 48.1	343.4	- 48.1	15.2
Due to central banks	-	-	-	-	-	...	-	...	...
Funds managed on behalf of third parties (c)	***0.3***	**0.6**	**0.6**	**0.4**	**0.4**	**50**	**1**	**50**	**0**
Subordinated loans (d)	***400.0***	**774.5**	**774.5**	**-**	**-**	**...**	**775**	**...**	**...**


DEPOSITS (billions of Italian Lire)
15,683
12,326
13,391
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
Repurchase agreement
Certificates of deposits
Bond certificates
Other borrowings

The sectorial distribution of direct deposits is concentrated amongst families (2001: 67.7% of direct deposits; 2000: 69.9%) for a total of 6,379 bn. The second largest sector providing funds (19% of the aggregate total; 17.9% in 2000) is represented by non-financial, and family businesses (1,788.3 bn).

DIRECT DEPOSITS (1) - DISTRIBUTION BY SECTOR *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m.)		%		%		%
Amounts owed to customers	**4,863.1**	**9,416.2**		**7,919.0**		**7,381.6**	
Public Administration	179.1	346.8	3.7%	182.7	2.3%	145.1	2.0%
Financial institutions	135.2	261.7	2.8%	343.6	4.3%	543.0	7.3%
Non-financial institutions and personal businesses	923.6	1,788.3	19.0%	1,413.7	17.9%	1,299.5	17.6%
Private social bodies	248.3	480.7	5.1%	362.0	4.6%	278.6	3.8%
Families	3,294.4	6,379.0	67.7%	5,538.0	69.9%	5,034.9	68.2%
Total residents	**4,780.6**	**9,256.5**	**98.3%**	**7,840.0**	**99.0%**	**7,301.1**	**98.9%**
Rest of the world	82.5	159.7	1.7%	79.0	1.0%	80.5	1.1%
Total	**4,863.1**	**9,416.2**	**100.0%**	**7,919.0**	**100.0%**	**7,381.6**	**100.0%**
Debts evidenced by certificates	**3,236.2**	**6,266.3**		**5,472.2**		**4,944.1**	
TOTAL DIRECT DEPOSITS	**8,099.3**	**15,682.5**		**13,391.2**		**12,325.7**	

(1) Balance Sheet (Liabilities) captions 20 and 30.

With the purchase of the 61 branches from IntesaBci, Banca Carige not only strengthened its presence in existing operating areas (Lombardy, Piedmont, Emilia Romagna, Tuscany and Sicily) but also penetrated new areas such as Lazio and Apulia. The geographical distribution of the Bank's activities underwent significant changes as a result of this acquisition: the concentration of direct deposits remains for the most part in the Bank's traditional operating area, Liguria (83.4%), but new operating areas account for an increasingly significant share, such 4.5% in Sicily, 3.4% in Lombardy and 2.6% in Piedmont. The other regions represent lower shares: Emilia Romagna and Lazio, 1.8%; Apulia 1%; Veneto, Sardinia and Tuscany each below 1%.

Interbank deposits amounted to 3,198.7 bn, down 29.3% in comparison to 2000 (-40.2% when excluding the ex-IntesaBci deposits). The aggregate of **'amounts owed to banks'** is made up principally by deposits (1,746.4 bn), which were down on 2000 by 45.7%, and by financing (558.4 bn), substantially stable in comparison to the previous year (-1.6%); repurchase agreements dropped 48.1% to 343.4 bn.

Funds managed on behalf of third parties remained at previous year levels of around 577 m.

In September, a **subordinated loan** totalling 774.5 bn was issued.

Further details are given at sections 6 and 11, part B of the explanatory notes.

DIRECT DEPOSITS (1) - GEOGRAPHICAL DISTRIBUTION *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m.)		%		%		%
Liguria	6,758.6	13,086.4	83.4%	12,213.6	91.2%	11,619.1	94.3%
Sicily	363.3	703.5	4.5%	382.1	2.9%	-	-
Lombardy	271.9	526.5	3.4%	269.9	2.0%	209.6	1.7%
Piedmont	212.5	411.4	2.6%	243.2	1.8%	224.9	1.8%
Emilia Romagna	145.1	280.9	1.8%	203.6	1.5%	182.0	1.5%
Lazio	144.9	280.6	1.8%	-	-	-	-
Apulia	85.9	166.4	1.0%	-	-	-	-
Veneto	46.3	89.6	0.6%	13.2	0.1%	5.5	-
Sardinia	30.2	58.5	0.4%	16.1	0.1%	0.1	-
Tuscany	16.2	31.4	0.2%	15.6	0.1%	22.5	0.2%
Total Italy	**8,074.9**	**15,635.2**	**99.7%**	**13,357.3**	**99.7%**	**12,263.7**	**99.5%**
Abroad	24.4	47.3	0.3%	33.9	0.3%	62.0	0.5%
Total direct deposits	**8,099.3**	**15,682.5**	**100.0%**	**13,391.2**	**100.0%**	**12,325.7**	**100.0%**

(1) Balance Sheet (Liabilities) captions 20 and 30.

INDIRECT DEPOSITS *(billions of Italian Lire)*

	31/12/01		30/9/01	31/12/00	31/12/99	Change %	Pro forma 31/12/01	Change %	
						2001		2001	2000
	Euro (m.)								
Total (A+B)	***11,348.9***	**21,974.5**	**19,940.4**	**20,675.2**	**19,462.7**	**6.3**	**20,372.6**	**- 1.5**	**4.2**
Assets under management (A)	***5,671.8***	**10,982.2**	**9,655.5**	**10,294.7**	**11,039.0**	**6.7**	**10,213.5**	**- 0.8**	**- 7.8**
Mutual funds and unit trusts	*2,985.0*	5,779.7	4,925.3	5,064.5	5,881.7	14.1	5,359.9	5.8	- 15.3
Private banking	*2,170.8*	4,203.2	3,848.3	4,438.3	4,648.5	- 5.3	3,906.0	- 12.0	- 5.0
including: Security management (1)	*917.4*	*1,776.3*	*1,701.7*	*1,799.3*	*1,915.3*	- 1.3	*1,768.0*	- 1.7	- 6.1
Mutual funds management	*1,253.4*	*2,426.9*	*2,146.6*	*2,639.0*	*2,733.2*	- 8.0	*2,138.0*	- 19.0	- 4.3
Bancassurance products	*516.0*	999.3	881.9	791.9	508.8	26.2	947.6	19.7	53.1
Assets in custody (B)	***5,677.1***	**10,992.3**	**10,284.9**	**10,380.5**	**8,423.7**	**5.9**	**10,159.1**	**- 2.1**	**19.8**
Government securities	*3,325.2*	6,438.4	6,478.0	6,102.4	5,256.5	6.3	6,158.7	1.6	13.6
Others	*2,351.9*	4,553.9	3,806.9	4,278.1	3,167.2	5.4	4,000.4	- 7.4	30.2

(1) The figure includes the entire securities portfolio of the insurance subsidiaries.

Indirect deposits at the end of the year totalled 21,974.5 bn, up 6.3% in comparison to 2000. Within this aggregate, there were increases in both assets under management and assets in custody. Excluding the other financial intermediation activities relating to the ex-IntesaBci branches (1,601.9 bn), the aggregate total was down 1.5%.

In particular, **assets under management** recorded a 6.7% increase to reach 10,982.2 bn whilst assets in custody rose 5.9% to 10,992.3 bn. Without the contribution of the branches acquired during 2001, indirect deposits actually recorded a contraction mainly due to the negative performances recorded by financial markets during the year.

Assets under management showed little change over the previous year's results (-0.8%), whilst there was a slightly larger fall for the assets in custody segment (-2.1%). In greater detail, private banking (3,906 bn) slipped 12%, continuing the negative trend begun in 2000 (-5%). Mutual funds, however, rose 5.8%, reversing the 15.3% fall in 2000. Banking-insurance products increased at a slower rate than in 2000: +19.7% in comparison to +53.1%. This result can be put down to changes in the tax handling of finance and pension-related policies that penalised this product area from 1st January 2001.

Within private banking, securities management recorded a 1.7% fall to reach 1,768 bn (2000: -6.1%); fund management dropped 19% (2000: -4.3%) to a total 2,138 bn. This negative annual result stems from, on one hand, an outflow towards mutual funds and, on the other, the negative performance of shares, both of which were enough to cancel out the positive results brought in by bonds.

Mutual funds reacted speculatively to the market volatility which characterised the year. In particular, events subsequent to 11th September weakened share performances bringing share prices down to their lowest levels in five years. This fall was in part offset by an upturn in capital securities in the last quarter of the year. The fall in the share component was partially compensated by strong results in money and bond funds, which rose respectively by 903 bn and 33.2 bn. Balanced funds rose 2.4% to 450.9 bn whilst other components (flexible funds, unit trusts) remain at marginal levels.

Assets in custody slipped 2.1% in comparison to 2000 to 10,159.1 bn. This decrease stems from the inability of bonds to offset the negative performance of shares. Italian government stock recorded a 1.6% rise to reach 6,158.7 bn.

Families account for 83.8% of indirect deposits (18,411.4 bn) followed by non-financial and family businesses at 7% (1,536.6 bn), an increase of 4.2% over 2000. The aggregate share held by financial companies dropped from 8.7% at 31/12/00 to 6.9% at the end of 2001.

INDIRECT DEPOSITS - DISTRIBUTION BY SECTOR *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m.)		%		%		%
Public Administration	178.6	345.9	1.6%	765.0	3.6%	395.8	2.0%
Financial institutions	785.5	1,521.0	6.9%	1,199.2	5.8%	1,621.0	8.4%
Non-financial and personal businesses	793.6	1,536.6	7.0%	1,467.9	7.1%	1,017.9	5.2%
Private social bodies	68.4	132.4	0.6%	103.4	0.5%	93.0	0.5%
Families	9,508.7	18,411.4	83.8%	16,953.6	82.1%	16,144.1	83.0%
Total residents	**11,334.8**	**21,947.3**	**99.9%**	**20,489.1**	**99.1%**	**19,271.8**	**99.0%**
Rest of the world	14.1	27.2	0.1%	186.1	0.9%	190.9	1.0%
Total	**11,348.9**	**21,974.5**	**100.0%**	**20,675.2**	**100.0%**	**19,462.7**	**100.0%**

Liguria continues to represent the principal source of the Bank's other financial intermediation activities (83.8%) although its share is 5% down on 2000 as a result of the purchase by Banca Carige of 61 branches from IntesaBci. Consequently, the share of indirect deposits in other areas where these branches are distributed rose: Lombardy (5.8%), Piedmont (3.3%), and Veneto (1%). The acquisition made little change to the share of indirect deposits represented by the regions in which Carige was already present prior to the purchase, namely Sicily, Emilia Romagna, Tuscany and Sardinia. The acquisition of branches in Lazio and Apulia meant that the share of indirect deposits in these two regions was 1.2% and 0.9%, respectively.

INDIRECT DEPOSITS - GEOGRAPHICAL DISTRIBUTION *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m.)		%		%		%
Liguria	9,516.0	18,425.5	83.8%	18,479.8	89.4%	17,338.9	89.2%
Lombardy	652.6	1,263.6	5.8%	937.2	4.5%	1,292.1	6.6%
Piedmont	377.6	731.1	3.3%	500.5	2.4%	505.1	2.6%
Sicily	249.3	482.7	2.2%	403.7	2.0%	-	-
Emilia Romagna	173.9	336.7	1.5%	283.7	1.4%	278.2	1.4%
Lazio	136.7	264.7	1.2%	-	-	-	-
Veneto	108.0	209.2	1.0%	15.2	0.1%	8.7	-
Apulia	97.0	187.8	0.9%	-	-	-	-
Tuscany	15.5	30.1	0.1%	24.9	0.1%	21.8	0.1%
Sardinia	11.4	22.1	0.1%	6.1	-	0.4	-
Total Italy	**11,338.0**	**21,953.5**	**99.9%**	**20,651.1**	**99.9%**	**19,445.2**	**99.9%**
Abroad	10.9	21.0	0.1%	24.1	0.1%	17.5	0.1%
Total indirect deposits	**11,348.9**	**21,974.5**	**100.0%**	**20,675.2**	**100.0%**	**19,462.7**	**100.0%**

Total lending at 31/12/01 reached 21,126 bn, up 8% in comparison to 2000. The percentage increase excluding the ex-IntesaBci branches is 3%.

Lending to customers amounted to 14,466.2 bn, an annual rise of 12.1% inclusive of the new branches acquired during the year. Without the lending related to these branches, the total lending aggregate amounted to 13,469.1 bn at 31/12/01 (2001: +4.4%; 2000: +2.7%).

This total includes a credit granted to the special purpose vehicle Argo Mortgage created in relation to the securitisation carried out on 31/12/01 of a part of Banca Carige's performing mortgage portfolio amounting to 990.4 bn.

This operation was resolved by the Bank's Board of Directors during its meeting of 22nd October 2001 in the light of the continuing expansion in long-term credits, especially destined to the family, and the subsequent need for greater equilibrium in the Bank's liquidity.

The Board in the same meeting resolved to securitise mortgages destined to private individuals with ceding of the total by

31/12/01. The bundle of mortgages ceded was as follows:

1) index-linked, first recorded mortgages/landed property loans distributed to private individuals prior to 31/7/2001;
2) mortgages with: a fixed repayment schedule with instalment due 31/12/2001; repayments in order via current account direct debit.

Special-rate mortgages and those granted to the Bank's employees were not included in the bundle ceded; also excluded were those mortgages granted by the branches of Banco di Sicilia and IntesaBci purchased by Banca Carige.

The credits transferred correspond to a total of 13,858 mortgages for a residual amount owed at 31/12/01 after the payment of the instalment due at that date of 511.5 m € (ITL 990.4 bn). The mortgages were ceded to Argo Mortgage for a total price of 1,037 bn. This price was made up of an initial and a deferred price: the former is equivalent to the nominal value of the credits ceded at 31/12/01 whilst the latter was calculated through applying a profit extraction mechanism which takes into account the excess spread after transaction costs related to each single payment, the risk level associated to each mortgage, and the possibility of early repayment and extinction of the mortgage. Market rates were applied on the basis of the length of the transaction. The deferred price agreed on was 46.6 bn.

The securitisation of these credits transfers the credits and any related risks to Argo Mortgage and as such these items will no longer be accounted for either in the financial statements of Banca Carige or in the consolidated statements of the Banca Carige Group. The principal effect on the P&L account of this transaction is connected to the difference between the price of ceding and the book value of the credits of 46.6 bn accounted for at caption 70 'Other operating income'.

Further details can be found in the introduction to the explanatory notes.

Lending to customers is handled by the Bank's **Commercial Credit Division**, which grants short-term loans and loans in currency. Total loans granted by the Division amounted to *6,081 bn, 42% of total lending, an increase of* 4% over 2000. Excluding the ex-IntesaBci branches, lending granted by Banca Carige actually fell in 2001 to a total of 5,727.2 bn. This fall is due to contractions in current account lending solutions, short-term pool lending, and lending against pledged goods; there were, however, increases in medium/long-term pool lending, special-rate loans, salary-backed loans, and foreign lending.

Results for the **Real Estate, Public Works and Mortgages Division**, operating in mortgages both to private individuals and government bodies, felt the effects of the securitisation operation described above. The Division's related lending amounted to 3,912.1 bn in 2001, an annual increase of 4%. However, excluding the ex-IntesaBci branches, this figure becomes a negative variation of 11.4%. Without the securitisation of a bundle of the Division's credit portfolio and excluding the IntesaBci branches, the result for the year would have been an increase of 14.9%. The Division's aggregate accounted for 27% of total lending at 31/12/01.

The **Industrial Credit Division and Agricultural Credit Division**, which offers credits to industry also in the form of special-rate lending, saw its activities rise by 7% to 1,972.3 bn, representing 13.6% of total lending. The Division's percentage increase excluding the ex-IntesaBci branches was 3.7%.

The **Parabanking Division**, operating in the field of leasing, factoring and consumer credit, recorded a year-end result of 1,007.9 bn, an annual increase of 26.5% (7% of total lending). This result is in no way affected by the acquisition of the 61 branches from IntesaBci as activity in this field is minimal. Leasing had a good year with an annual rise of 32.1% bringing the total at 31/12/01 to 750.1 bn; there were encouraging gains also for factoring (+12.9%; 245.2 bn) and consumer credit (+14.5%; 12.6 bn).

In more detail, the division's leasing activity benefited from leaner operating procedures and decentralisation in decision-making which in turn meant the acquisition of specific skills amongst staff. The number of contracts stipulated during the year rose 2.3% for a corresponding amount of 392.2 bn (+37%). Business was particularly brisk in the property segment, which grew by almost 70%, both in number of contracts and corresponding amounts.

In comparison to 2000, although there was a 30.7% increase in the number of factoring contracts, the overall corresponding amounts actually fell by 46.6% to 67.3 bn. Outstanding invoices held by the Bank at 31/12/01 amounted to 621.5 bn (-10.8%) whilst turnover reached 865.6 bn (+13.2%).

Other credit forms totalled 1,104.8 bn and were significantly affected by the inclusion of the loan granted to Argo Mortgage of 1,037 bn. This amount is destined to be reduced with the issue and sale of securities linked to the securitisation of credits described elsewhere in this report.

By maturities, the short-term component rose by 23% to 6,386.5 bn whilst the medium/long-term aggregate (7,691.6 bn) rose by 3.7%.

Excluding the purchase of the ex-IntesaBci branches and inclusive of the effects of securitisation, the short-term component totalled 5,971.9 bn, a rise of 15.1% (-8.4% excluding the effects of securitisation. The medium/long-term component dropped 4.1% to 7,109.4 bn (down 9.2% ignoring securitisation).

LENDING *(billions of Italian Lire)*

	31/12/01		30/9/01	31/12/00	31/12/99	Change %	Pro forma		
						2001	31/12/01	Change % 2001	Change % 2000
	Euro (m.)								
Total (a+b+c)	***10,910.7***	**21,126.0**	**19,702.2**	**19,552.1**	**17,141.5**	**8.0**	**20,129.2**	**3.0**	**11.8**
Loans to customers (a)	***7,362.5***	**14,255.7**	**12,912.7**	**12,707.6**	**11,009.3**	**12.2**	**13,258.9**	**4.3**	**14.4**
-Gross value (1)	*7,471.2*	14,466.2	13,107.0	12,905.1	11,350.4	12.1	13,469.4	4.4	12.7
. Commercial Credit	*3,140.6*	6,081.0	5,547.4	5,849.2	5,174.6	4.0	5,727.2	- 2.1	11.9
. Real estate and Public Works mortgages	*2,020.4*	3,912.1	4,282.6	3,760.1	3,335.4	4.0	3,330.4	- 11.4	11.4
. Industrial and Agricultural credit	*1,018.6*	1,972.3	1,845.1	1,843.4	1,363.7	7.0	1,911.1	3.7	35.2
. Parabanking (2)	*520.6*	1,007.9	1,019.3	796.8	655.9	26.5	1,007.8	26.5	21.5
. Others	*570.6*	1,104.8	37.2	355.0	74.5	211.2	1,104.8	211.2	375.6
-short term loans	*3,298.4*	6,386.5	4,930.9	5,190.4	4,296.9	23.0	5,971.9	15.1	19.4
% Gross value	*44.1*	*44.1*	*37.6*	40.2	37.9		44.3		
-long term loans	*3,972.4*	7,691.6	7,801.6	7,414.1	6,307.2	3.7	7,109.4	- 4.1	16.8
% Gross value	*53.2*	53.2	59.5	57.5	55.6		52.8		
. Bad loans	*200.4*	388.1	375.4	300.6	746.3	29.1	388.1	29.1	- 60.6
% Gross value	*2.7*	2.7	2.9	2.3	6.6		2.9		
-Specific allowances for loan losses (-)	*108.7*	210.5	194.3	197.5	341.1	6.6	210.5	6.6	- 42.1
Loans to banks (b)	***1,114.9***	**2,158.7**	**1,732.0**	**1,863.4**	**1,198.3**	**15.8**	**2,158.7**	**15.8**	**32.8**
-Gross value	*1,122.3*	2,173.1	1,745.0	1,876.5	1,219.0	15.8	2,173.1	15.8	31.6
. Compulsory reserves	*97.2*	188.2	157.3	115.2	74.1	63.4	188.2	63.4	55.5
. Deposits	*785.7*	1,521.4	1,161.1	1,259.7	798.9	20.8	1,521.4	20.8	24.2
. Overdraft facilities	*94.0*	182.0	157.6	342.0	104.4	- 46.8	182.0	- 46.8	227.6
. Repurchase agreements	-	-	21.7	-	-	...	-	...	...
. Other loans	*145.4*	281.5	247.3	159.6	241.6	76.4	281.5	76.4	- 36.1
								...	
-Specific allowances for loan losses (-)	*7.4*	14.4	13.0	13.1	20.7	9.9	14.4	9.9	- 36.7
Securities (c)	***2,433.3***	**4,711.6**	**5,057.5**	**4,981.1**	**4,933.9**	**- 5.4**	**4,711.6**	**- 5.4**	**1.0**
-Government securities	*1,325.3*	2,566.1	2,944.7	2,706.6	3,403.0	- 5.2	2,566.1	- 5.2	- 20.5
-Other securities	*1,014.8*	1,965.1	1,924.7	2,001.1	1,254.3	- 1.8	1,965.1	- 1.8	59.5
-Shares and equity securities	*93.2*	180.4	188.1	273.4	276.6	- 34.0	180.4	- 34.0	- 1.2

(1) Including bad loans.

(2) Amount includes lease assets stated at Balance Sheet caption 100.


LOANS TO CUSTOMERS (billions of Italian Lire)
14,466
12,905
11,350
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
Parabanking
Industrial and Agricultural credit
Real estate and Public Works mortages
Others loans

There was significant growth in lending to production and manufacturing sectors (non financial, and family businesses, craftsmen). At the end of the year credits to these sectors amounted to 8,658.4 bn (+14%), 59.8% of total lending (+0.8%). The second sector is represented by families, which dropped to 14.7% of total lending (2,128.9 bn). This decrease is a result of the securitisation of mortgages carried out at the end of the year. Lending to the public administration also fell: down 11.9% to 1,728.6 bn. Financial companies account for 11.6% of lending (2000: 7.5%), receiving a total of 1,658.8 bn. This increase is a result of the loan granted to Argo Mortgage totalling 1,037 bn.

Four branches of the non-financial and family business sector account for the following percentage shares of total lending: services to trade, salvage and repairs (1,699.5 bn; 2001: 11.7%; 2000: 12.5%); building and public works (1,551.4 bn; 2001: 10.7%; 2000: 9.7%); services to sea and air transport (599.2 bn; 4.1%); hotel and catering (356 bn; 2.5%). The share of the last two branches was substantially unchanged over 2000.

LOANS TO CUSTOMERS (1) - DISTRIBUTION BY SECTOR *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m.)		%		%		%
Public Administration	892.8	1,728.6	11.9%	1,707.7	13.2%	1,192.1	10.5%
Financial institutions	856.7	1,658.8	11.6%	968.8	7.5%	663.9	5.8%
Non-financial and personal businesses	4,471.7	8,658.4	59.8%	7,597.6	59.0%	7,025.0	62.0%
Agriculture, farming and fishing	*78.1*	*151.2*	*1.0%*	*125.0*	*1.0%*	*123.1*	*1.1%*
Energy products	*164.2*	*318.0*	*2.2%*	*285.4*	*2.2%*	*132.1*	*1.2%*
Mineral and ferrous metals and non ferrous	*98.2*	*190.1*	*1.3%*	*139.4*	*1.1%*	*133.9*	*1.2%*
Mineral and non metallic products	*88.4*	*171.1*	*1.2%*	*163.6*	*1.3%*	*179.7*	*1.6%*
Chemical products	*49.3*	*95.5*	*0.7%*	*91.6*	*0.7%*	*94.3*	*0.8%*
Metal products	*124.7*	*241.5*	*1.7%*	*203.4*	*1.6%*	*211.1*	*1.9%*
Agricultural and industrial machinery	*149.5*	*289.4*	*2.0%*	*238.7*	*1.8%*	*301.7*	*2.7%*
Office equipment	*27.3*	*52.9*	*0.4%*	*52.2*	*0.4%*	*83.6*	*0.7%*
Electrical supplies	*108.2*	*209.5*	*1.4%*	*151.4*	*1.2%*	*119.3*	*1.1%*
Means of transport	*86.9*	*168.3*	*1.2%*	*116.2*	*0.9%*	*113.5*	*1.0%*
Food, drink, tobacco	*132.5*	*256.5*	*1.8%*	*240.6*	*1.9%*	*246.5*	*2.2%*
Textiles, leather goods, clothing	*64.6*	*125.0*	*0.9%*	*90.5*	*0.7%*	*92.7*	*0.9%*
Paper, printing and publishing	*59.4*	*115.1*	*0.8%*	*102.1*	*0.8%*	*93.3*	*0.8%*
Rubber and plastic goods	*50.4*	*97.5*	*0.7%*	*97.9*	*0.8%*	*83.6*	*0.7%*
Other industrial products	*84.2*	*163.1*	*1.1%*	*135.8*	*1.1%*	*107.4*	*0.9%*
Building and public works	*801.2*	*1,551.4*	*10.7%*	*1,249.0*	*9.7%*	*1,225.7*	*10.8%*
Wholesale & retail trade, salvage and repairs	*877.7*	*1,699.5*	*11.7%*	*1,612.8*	*12.5%*	*1,510.2*	*13.3%*
Hotel and catering services	*188.5*	*365.0*	*2.5%*	*339.7*	*2.6%*	*345.3*	*3.0%*
Transport services	*106.9*	*206.9*	*1.4%*	*171.2*	*1.3%*	*147.6*	*1.3%*
Air and sea transport-related services	*309.5*	*599.2*	*4.1%*	*517.9*	*4.0%*	*366.8*	*3.2%*
Transport-related services	*173.2*	*335.4*	*2.3%*	*395.8*	*3.1%*	*340.1*	*3.0%*
Communications-related services	*7.2*	*14.0*	*0.1%*	*12.9*	*0.1%*	*8.4*	*0.1%*
Sales-related services	*641.6*	*1,242.3*	*8.6%*	*1,064.5*	*8.2%*	*965.1*	*8.5%*
Private social bodies	21.7	42.1	0.3%	31.4	0.2%	27.1	0.2%
Families	1,099.5	2,128.9	14.7%	2,316.8	18.0%	2,149.6	18.9%
Total residents	**7,342.4**	**14,216.8**	**98.3%**	**12,622.3**	**97.9%**	**11,057.7**	**97.4%**
Rest of the world	128.8	249.4	1.7%	282.8	2.1%	292.7	2.6%
Total	**7,471.2**	**14,466.2**	**100.0%**	**12,905.1**	**100.0%**	**11,350.4**	**100.0%**

(1) Balance Sheet (Assets) caption 30 inclusive of expected losses and leasing.

Liguria accounts for 70.6% of total credits, a sharp drop over the previous two years (1999: 77.7%; 2000: 75.9%). This result stems from Banca Carige's acquisition of 61 branches from IntesaBci, which gives the Bank a national presence in particular in Lombardy (10.8%), Emilia Romagna (7%) and in Piedmont (5.7%).

The Bank's branches in Veneto and Sicily account for 1.4% of total credits distributed whilst the share of Lazio and Apulia is, respectively, 1% and 0.6%. Lending in Tuscany (0.6%) and Sardinia (0.2%) remains at marginal levels.

LOANS TO CUSTOMERS (1) - GEOGRAPHIC DISTRIBUTION *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m.)		%		%		%
Liguria	5,279.4	10,222	70.6%	9,808.4	75.9%	8,826.7	77.7%
Lombardy	803.4	1,556	10.8%	1,240.1	9.6%	923.2	8.1%
Emilia Romagna	522.9	1,013	7.0%	865.1	6.7%	740.1	6.5%
Piedmont	427.4	828	5.7%	649.7	5.0%	664.0	5.9%
Veneto	102.1	198	1.4%	62.1	0.5%	33.5	0.3%
Sicily	96.3	187	1.3%	112.6	0.9%	-	-
Lazio	74.1	144	1.0%	-	0.0%	-	-
Apulia	46.9	91	0.6%	-	0.0%	-	-
Tuscany	41.2	80	0.6%	60.5	0.5%	65.5	0.6%
Sardinia	15.2	30	0.2%	8.6	0.1%	-	-
Total Italy	**7,408.9**	**14,346**	**99.2%**	**12,807.1**	**99.2%**	**11,253.0**	**99.1%**
Abroad	62.3	121	0.8%	98.0	0.8%	97.4	0.9%
Total loans to customers	**7,471.2**	**14,466**	**100.0%**	**12,905.1**	**100.0%**	**11,350.4**	**100.0%**

(1) Balance Sheet (Assets) caption 40 inclusive of expected losses and leasing.

At 31/12/01, Banca Carige had one significant loan exposure of 302.6 bn. The Bank's first 50 customers considered singly account for 23.9% of total lending (27.2% when group connections are considered); both figures were down on 2000 by nearly 3%. Customer lending totalling 475.7 bn is covered by swap and option contracts.

Lending to banks before writedowns amounted to 2,173.1 bn (+15.8%; 2000: 1,876.5 bn). This aggregate includes term deposits linked to preparatory measures for the launch of the euro totalling 683.7 bn. Excluding this item, lending to banks dropped by 20.6%. Expected losses associated to country risk ended the year at 14.4 bn.

There was a positive net interbank balance (the difference between lending and amounts owed to banks) at 31/12/01 of 1,025.6 bn.

Further details are given sections 1 and 11, part B of the explanatory notes.

The Bank's **securities portfolio** recorded a 5.4% fall in 2001 to total 4,711.6 bn.

There were reductions in the share and mutual funds components (respectively, -23.2% and –37.1%) although both represent a limited share of the portfolio overall (4.7%). The bonds component accounts for nearly the entirety of the portfolio at 95.3% for a value of 4,489 bn (-3.7%).

The trading portfolio, totalling 3,857.2 bn, is covered by derivatives contracts for 952.9 bn.

The Bank's investment portfolio, set up in accordance with Consob's communication of 15/2/95, the Bank of Italy's letter of 1/3/95, and the Board of Directors' deliberation of 27/3/95 and subsequent modifications dated 6/12/99, rose 14.7% to 854.4 bn essentially due to the insertion of C class asset backed securities totalling 109.4 bn issued by Argo Finance, the special purpose vehicle linked to the securitisation of a part of the Bank's bad loans portfolio at the end of 2000.

The investment portfolio is covered by derivatives contract for 217.8 bn.

Recorded capital losses on the securities portfolio amounted to 43.3 bn, of which 22.6 bn is related to debt securities and 20.7 bn to equities; the latter down in comparison to 2000 despite the negative performances recorded on share markets during the year. These losses are recorded at caption 60 of the P&L 'Gains (losses) from financial transactions, net'. In contrast to these losses, recoveries on securities were recorded totalling 3.3 bn (2000: 5.9 bn).

Recognised potential gains and losses present in the securities portfolio amount to, respectively, 74.9 bn and 10.3 bn. The gains relate to the investment portfolio.

Further details are given at sections 2 and 10, part B of the explanatory notes.

The notional value of **derivatives contracts** at 31/12/01 totalled 7,516.4, 11.5% up on the end of 2000. In more detail, 1,560.3 bn refers to contracts with an exchange of principal and 5,956.1 without. Most of these contracts are hedging and balanced; the former totalled 3,234.8 bn (43% of the total), the former

2,935.1 bn (39% of the total). These figures confirm the Bank's prudential use of these instruments.

Open-ended contracts, which exposure the Bank to exchange-rate and interest-rate risk had a notional value of 1,346.5 bn, 17.9% of the total, a two-fold rise over 2000. This increase is due to, on one hand, increased activity in future contracts, with settlement in a number of days, and, on the other, an interest rate swap transaction relating to the subsidiary Argo Finance.

By type, swap contracts totalled an equivalent notional value of 4,625.1 bn, 6.4% down on 2000, and account for 61.5% of derivatives used; these were followed by securities options (921.3 bn, 12.3% of the total), currency options (751.9 bn) and futures (626.4 bn). The increased use of futures, in particular, offer heightened cover for the Bank as they are traded on regulated markets and limit counter party risk. There was growth during the year in Forward Rate Agreements, previously little used by the Bank; the value at 31/12/01 totalled 87.1 bn and account for 1.2% of derivatives used.

Derivative-related losses and gains amounted to, respectively, 9 bn and 16.6 bn. Gains of 69.6 bn were not recorded, of which 19.1 bn related to derivatives covering the trading securities portfolio and 31.9 bn related to derivatives covering bonds issued; non-recorded losses totalling 136.7 relate for 68.8 bn to hedging contracts on trading securities, 27.5 bn on derivatives covering bonds issued and 13.9 bn on derivatives covering certain customer loans.

Derivatives contracts are stipulated exclusively with major banks or securities firms, this and the continuing prudential use of these instruments illustrated by the absence of significant losses makes provisions for counter party risk unnecessary.

Further details are given in sections 2 and 10, part B and section 3, part B of the explanatory notes.

DERIVATIVES CONTRACTS *(billions of Italian Lire)*

Principal (1)	31/12/01		30/9/01	31/12/00	31/12/99	Change % 2001	Change % 2000
- Forwards (2)	45.0	87.1	193.6	58.1	2,480.6	49.9	- 97.7
- Swaps (3)	2,388.7	4,625.1	4,642.9	4,943.9	4,130.0	- 6.4	19.7
- Futures	323.5	626.4	313.4	139.5	126.0	349.0	10.7
- Securities options (4)	475.8	921.3	466.6	85.1	167.1	982.6	- 49.1
- Interest-rate options	121.0	234.2	560.8	597.6	21.4	- 60.8	...
- Exchange rate options	388.3	751.9	993.0	700.9	172.2	7.3	307.0
- Credit default product	139.6	270.4	259.8	215.8	-	25.3	...
Total	**3,881.9**	**7,516.4**	**7,430.1**	**6,740.9**	**7,097.3**	**11.5**	**- 5.0**
- with exchange of principal	***805.8***	***1,560.3***	***1,827.9***	***1,079.9***	***361.6***	***44.5***	***198.6***
- without exchange of principal	***3,076.1***	***5,956.1***	***5,602.2***	***5,661.0***	***6,735.7***	***5.2***	***- 16.0***
- hedging	***1,670.6***	***3,234.8***	***3,391.3***	***2,843.0***	***1,440.8***	***13.8***	***97.3***
- trading	***2,211.3***	***4,281.6***	***4,038.8***	***3,897.9***	***5,656.5***	***9.8***	***- 31.1***
**** balanced contracts (5)***	***1,515.9***	***2,935.1***	***3,039.9***	***3,256.3***	***5,142.6***	***- 9.9***	***- 36.7***
**** open-ended contracts (6)***	***695.4***	***1,346.5***	***998.9***	***641.6***	***513.9***	***109.9***	***24.8***

(1) Principal relative to basis swaps is stated once.

(2) Includes forward rate agreements.

(3) Includes basis swaps, interest rate swaps, overnight indexed swaps and cross currency swaps.

(4) Includes interest rate caps.

(5) Contracts matched by contracts of same characteristics so giving the Bank full cover against interest and exchange-rate risk.

(6) Contracts entailing exposure to interest and exchange-rate risk.

DERIVATIVES CONTRACTS AT 31/12/2001 *(billions of Italian Lire)*

Principal (1)	Hedging	Trading "balanced contracts" (5)	Trading "open-ended contracts" (6)	Trading Total	**Total**
- Forwards (2)	-	*58.0*	*29.1*	*87.1*	**87.1**
- Swaps (3)	2,401.9	*2,019.0*	*204.2*	*2,223.2*	**4,625.1**
- Futures	-	-	*626.4*	*626.4*	**626.4**
- Securities options (4)	645.0	*34.3*	*242.0*	*276.3*	**921.3**
- Index options	67.6	*83.5*	*83.1*	*166.6*	**234.2**
- Exchange-rate options	-	*740.3*	*11.6*	*751.9*	**751.9**
- Credit default product	120.3	-	*150.1*	*150.1*	**270.4**
Total	**3,234.8**	**2,935.1**	**1,346.5**	**4,281.6**	**7,516.4**
- with exchange of principal	**544.8**	***740.3***	**275.2**	***1,015.5***	**1,560.3**
- without exchange of principal	**2,690.0**	**2,194.8**	**1,071.3**	**3,266.1**	**5,956.1**

(1) Principal relative to basis swaps is stated once.
(2) Includes forward rate agreements.
(3) Includes basis swaps, interest rate swaps, overnight indexed swaps and cross currency swaps.
(4) Includes interest rate caps.
(5) Contracts matched by contracts of same characteristics so giving the Bank full cover against interest and exchange-rate risk.
(6) Contracts entailing exposure to interest and exchange-rate risk.

DERIVATIVES CONTRACTS: WRITEDOWNS AND REVALUATIONS *(billions of Italian Lire)*

	Writedowns	Revaluations
1. Trading contracts	4.5	4.1
1.1 Non-quoted trading contracts	1.1	4.1
Forwards	-	0.1
Swaps	1.0	3.1
Options	0.1	0.9
1.2 Quoted trading contracts	3.4	-
Futures	0.4	-
Options	3.0	-
2. Non-quoted hedging contracts	4.5	12.5
Swaps	3.7	6.3
Options	0.8	-
Derivatives on credits	0.0	6.2
Total	**9.0**	**16.6**

Total risk aggregates amounted to 818.2 bn at 31st December 2001, an increase of 20.5% over the previous year. During the year 97.9 bn was written off (252.4 bn in 2000, most of which was related to the securitisation of bad loans at year end).

CREDITS AT RISK AND TOTAL ALLOWANCES *(millions of Italian Lire)*

	31/12/01				30/9/01			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	388,129	10,459	-	398,588	375,454	10,566	-	386,020
Watchlists	306,807	22,863	-	329,670	308,246	22,411	-	330,657
Country risk	67,937	3,049	-	70,986	43,879	2,339	-	46,218
Rescheduled loans	15,300	-	-	15,300	15,326	-	-	15,326
Bad leased assets	-	-	3,615	3,615	-	-	3,722	3,722
Total credits at risk	**778,173**	**36,371**	**3,615**	**818,159**	**742,905**	**35,316**	**3,722**	**781,943**
Specific allowances	**224,867**	**5,385**	**832**	**231,084**	**207,253**	**5,221**	**756**	**213,230**
Total allowances	**234,867**	**5,385**	**832**	**241,084**	**217,253**	**5,221**	**756**	**223,230**
- Specific allowances for loan losse	224,867	-	-	224,867	207,253	-	-	207,253
- Specific allowances for guarantee	-	5,385	-	5,385	-	5,221	-	5,221
and commitments	-	-	832	832	-	-	756	756
- Specific allowances for leased as	10,000	-	-	10,000	10,000	-	-	10,000
- General allowances for loan losses								

	31/12/00				31/12/1999			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	300,610	12,815	-	313,425	746,272	13,557	-	759,829
Watchlists	296,598	2,747	-	299,345	359,963	3,814	-	363,777
Country risk	44,288	2,175	-	46,463	56,418	3,235	-	59,653
Rescheduled loans	15,969	-	-	15,969	22,491	-	-	22,491
Bad leased assets	-	-	3,931	3,931	-	-	4,686	4,686
Total credits at risk	**657,465**	**17,737**	**3,931**	**679,133**	**1,185,144**	**20,606**	**4,686**	**1,210,436**
Specific allowances	**210,586**	**5,658**	**907**	**217,151**	**361,715**	**5,927**	**934**	**368,576**
Total allowances	**220,586**	**5,658**	**907**	**227,151**	**366,715**	**5,927**	**934**	**373,576**
- Specific allowances for loan losse	210,586	-	-	210,586	361,715	-	-	361,715
- Specific allowances for guarantees				-				
and commitments	-	5,658	-	5,658	-	5,927	-	5,927
- Specific allowances for leased as	-	-	907	907	-	-	934	934
- General allowances for loan loss	10,000	-	-	10,000	5,000	-	-	5,000

Cash credits at risk totalled 778.2 bn, recording an 18.4% increase over the twelve months since 31/12/00 657.5 bn. This growth is due for the most part to increases in bad loans of almost 88 bn (+29.1%), 27 bn of which relates to four new bad loans exposures.

Guarantees at risk amounted to 36.4 bn, double the figure recorded at the end of 2000; the expansion in this item was the result of increased watchlist positions totalling around 20 bn.

The value of lease assets related to non performing contracts amounted to 3.6 bn, slightly down on 3.9 bn recorded at the end of 2000.

Expected losses amounted to 231.1 bn, a rise of 6.4% over 2000. This amount represents 28.2% of the total risk aggregate.

CASH CREDITS AT RISK *(millions of Italian Lire)*

	31/12/01				30/9/01			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	388,129	174,128	214,001	44.9	375,454	167,979	207,475	44.7
Watchlists								
- customers	306,807	32,801	274,006	10.7	308,246	22,892	285,354	7.4
Country risk								
- customers	24,194	667	23,527	2.8	1,735	521	1,214	30.0
- banks	43,743	14,378	29,365	32.9	42,144	12,968	29,176	30.8
Rescheduled loans								
- customers	15,300	2,893	12,407	18.9	15,326	2,893	12,433	18.9
Total cash credits at risk	**778,173**	**224,867**	**553,306**	**28.9**	**742,905**	**207,253**	**535,652**	**27.9**
- customers	734,430	210,489	523,941	28.7	700,761	194,285	506,476	27.7
- banks	43,743	14,378	29,365	32.9	42,144	12,968	29,176	30.8
Performing loans	15,861,071	-	15,861,071	-	14,109,135	-	14,109,135	-
- customers	13,731,737	-	13,731,737	-	12,406,267	-	12,406,267	-
- banks	2,129,334	-	2,129,334	-	1,702,868	-	1,702,868	-
Total loans	**16,639,244**	**224,867**	**16,414,377**	**1.4**	**14,852,040**	**207,253**	**14,644,787**	**1.4**
- customers	14,466,167	210,489	14,255,678	1.5	13,107,028	194,285	12,912,743	1.5
- banks	2,173,077	14,378	2,158,699	0.7	1,745,012	12,968	1,732,044	0.7

	31/12/00				31/12/99			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	300,610	155,325	145,285	51.7	746,272	290,411	455,861	38.9
Watchlists								
- customers	296,598	38,857	257,741	13.1	359,963	43,105	316,858	12.0
Country risk								
- customers	1,554	466	1,088	30.0	1,349	405	944	30.0
- banks	42,734	13,129	29,605	30.7	55,069	20,660	34,409	37.5
Rescheduled loans								
- customers	15,969	2,809	13,160	17.6	22,491	7,134	15,357	31.7
Total cash credits at risk	**657,465**	**210,586**	**446,879**	**32.0**	**1,185,144**	**361,715**	**823,429**	**30.5**
- customers	614,731	197,457	417,274	32.1	1,130,075	341,055	789,020	30.2
- banks	42,734	13,129	29,605	30.7	55,069	20,660	34,409	37.5
Performing loans	14,124,154	-	14,124,154	-	11,384,249	-	11,384,249	-
- customers	12,290,351	-	12,290,351	-	10,220,323	-	10,220,323	-
- banks	1,833,803	-	1,833,803	-	1,163,926	-	1,163,926	-
Total loans	**14,781,619**	**210,586**	**14,571,033**	**1.4**	**12,569,393**	**361,715**	**12,207,678**	**2.9**
- customers	12,905,082	197,457	12,707,625	1.5	11,350,398	341,055	11,009,343	3.0
- banks	1,876,537	13,129	1,863,408	0.7	1,218,995	20,660	1,198,335	1.7

Expected losses stem from an analytical valuation of bad loans, of rescheduled loans, of implicit credits related to leasing transactions and principal watchlist positions. The remaining watchlists along with country-risk aggregates (with the exception of Cuba and Liberia, which are valued analytically) are valued on a presumptive basis.

During the period, total allowances and write offs for lending risks net of related revaluation, amounted to 111.8 bn.

Single risk aggregates at 31/12/01 were as follows:

- **bad loans** at the end of the year totalled 398.6 bn, of which 388.1 bn was in the form of cash credits and 10.5 bn in commitments. The aggregate rose 27.2% over the year as a result of increases in non performing cash credits, which rose by 29.1% to 388.1 bn. Cash credits were written down by 44.9% and provisions were destined to cover 42.7% of the value of credit commitments. Overall, the bad loans /gross cash credits ratio referring to customers rose slightly from 2.3% to 2.7%;
- **watchlists** also recorded rises during the year (329.7 bn; +10.1%), particularly those

related to guarantees (from 2.7 bn to 22.9 bn) resulting from a new exposure; cash credits classified in this aggregate, the only ones to be written down, amounted to 306.8 bn, an increase of 3.4% (2000: -17.6%), Related provisions cover 10.7% of the aggregate (32.8 bn);

- **country related risk** at 31/12/01 totalled 71 bn, a 52.8% increase over the previous year. This expansion is due to a new exposure valuated at 22 bn; as a result of the presence of existing guarantees this has not been written down. Cash credits in this category also rose significantly during the year by 53.4% to 67.9 bn. This category of credits was written down by 30% with the exception of credits destined to Russia, which were written by 60%. Credits destined to Cuba and Liberia were written down on the basis of an analytical analysis;
- **rescheduled loans** fell during 2001 by 4.2% to 15.3 bn, 16 bn at 31/12/00.

CREDIT COMMITMENTS *(millions of Italian Lire)*

	31/12/01			30/9/01		
	Nominal value (a)	Specific llowances (b)	% (b/a)	Nominal value (a)	Specific llowances (b)	% (b/a)
Bad loans	10,459	4,470	42.7	10,566	4,519	42.8
Watchlists	22,863	-	...	22,411	-	...
Country risk	3,049	915	30.0	2,339	702	30.0
Total guarantees and commitments at risk	**36,371**	**5,385**	**14.8**	**35,316**	**5,221**	**14.8**
Performing guarantees and commitments	2,161,114	-	...	1,997,407	-	...
Total guarantees and commitments	**2,197,485**	**5,385**	**0.2**	**2,032,723**	**5,221**	**0.3**

	31/12/00			31/12/99		
	Nominal value (a)	Specific llowances (b)	% (b/a)	Nominal value (a)	Specific llowances (b)	% (b/a)
Bad loans	12,815	5,006	39.1	13,557	4,957	36.6
Watchlists	2,747	-	...	3,814	-	...
Country risk	2,175	652	30.0	3,235	970	30.0
Total guarantees and commitments at risk	**17,737**	**5,658**	**31.9**	**20,606**	**5,927**	**28.8**
Performing guarantees and commitments	2,134,361	-	...	1,807,004	-	...
Total guarantees and commitments	**2,152,098**	**5,658**	**0.3**	**1,827,610**	**5,927**	**0.3**

ALLOWANCES AND WRITE OFFS AGAINST LENDING RISKS

(millions of Italian Lire)

	31/12/01	31/12/00	31/12/99
PATRIMONIAL AND ECONOMIC ASSETS			
Total credits at risk			
Closing balances	818,159	679,133	1,210,436
Year's net change	139,026	679,133	1,210,436
Write offs	97,897 (3)	252,420	95,809
Year's gross change	236,923	931,553	1,306,245
Reserves for loan losses - Caption 90			
Opening balances	10,000	- 1,000	-
- provisions (+)	4,711	10,000	5,000
- utilizations (-)	4,711	5,000	6,000
- other changes (-)	-	-	-
Closing balances	10,000	4,000	- 1,000
Allowances and write offs			
Allowances (a)	231,084	217,151	368,576
Write offs	97,897 (3)	252,420 (3)	95,809
Total allowances and write offs (b)	328,981	469,571	464,385
Allowances and write offs of the year ((b) - (a) of the previous year)	**111,830**	**100,995**	**103,239**
COVERING OF ALLOWANCES AND WRITE OFFS OF THE YEAR			
Income statement	**87,373**	**80,497**	**57,769**
Caption 100 - Provision for risk and charges (leasing) (+)	-	-	-
Caption 120 - Provisions (+) (1)	93,286 (3)	91,652 (3)	74,293
Caption 130 - Recoveries (-) (2)	5,913	11,155	16,524
Withdrawal from income statement	**18,735**	**15,525**	**39,996**
Irrecoverable interest on overdue loans (+)	18,735	15,525	39,996
Income statement of the previous years	**5,722**	**4,973**	**5,474**
Utilization of general allowances for loan losses - caption 90 (+)	4,711	5,000	6,000
Other changes (-)	- 1,011 (4)	27	526
Total	**111,830**	**100,995**	**103,239**

(1) Caption 120 for 31/12/00, 31/12/99 and 31/12/98 includes exchange-translation differences, respectively, of Lit.43 million, Lit. 58 million and Lit.31 million stemming from write-downs relative to Nice branch.

(2) Caption 130 excludes, respectively, Lit. 6,819 million, Lit. 7,984 million and Lit. 6,109 million related to the ex-Tax Collection Service and to written off credit collection for 31/12/00, 31/12/99 and 31/12/98.

(3) Includes 24,117 million related to securitised bad loans.

(4) Of which 1,086 million in writedowns on related to ex-IntesaBci branches.

Overall, the level of risk in the lending portfolio was calculated at 111.8 bn (2000: 101 bn), of which 18.7 bn relates to written down late-payment interest. The remaining amount, 93.1 bn, was managed as follows:

- Lit. 87.4 bn in net provisions (caption 120 minus caption 130 of the income statement);
- Lit. 4.7 bn utilised from reserves for credit risk reserves (caption 90 of the balance sheet);
- 1 bn connected to the purchase of branches from IntesaBci and the reduction in the reserve for leasing-related risks.

BAD LOANS (1) - DISTRIBUTION BY SECTOR *(millions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (k)		%		%		%
Public Administration	17.7	34	-	-	-	-	-
Financial institutions	9,472.3	18,341	4.7%	8,883	3.0%	7,236	1.0%
Non-financial and personal businesses	145,175.5	281,099	72.5%	236,218	78.6%	578,275	77.5%
Agriculture, farming and fishing	*3,295.0*	*6,380*	*1.6%*	*5,938*	*2.0%*	*17,859*	*2.3%*
Energy products	*274.8*	*532*	*0.1%*	*318*	*0.1%*	*2,926*	*0.4%*
Mineral and ferrous metals and non ferrous	*293.9*	*569*	*0.1%*	*534*	*0.2%*	*3,446*	*0.5%*
Mineral and non metallic products	*3,211.3*	*6,218*	*1.6%*	*3,790*	*1.3%*	*16,088*	*2.2%*
Chemical products	*527.3*	*1,021*	*0.3%*	*652*	*0.2%*	*2,754*	*0.4%*
Metal products	*6,069.9*	*11,753*	*3.0%*	*14,240*	*4.7%*	*13,981*	*1.9%*
Agricultural and industrial machinery	*12,807.6*	*24,799*	*6.4%*	*30,554*	*10.2%*	*35,831*	*4.7%*
Office equipment	*676.0*	*1,309*	*0.3%*	*367*	*0.1%*	*1,860*	*0.2%*
Electrical supplies	*3,346.1*	*6,479*	*1.7%*	*5,898*	*2.0%*	*15,339*	*2.1%*
Means of transport	*919.8*	*1,781*	*0.5%*	*2,067*	*0.7%*	*14,000*	*1.9%*
Food, drink, tobacco	*5,621.1*	*10,884*	*2.8%*	*10,854*	*3.6%*	*16,394*	*2.2%*
Textiles, leather goods, clothing	*4,064.5*	*7,870*	*2.0%*	*9,762*	*3.2%*	*9,646*	*1.3%*
Paper, printing and publishing	*1,337.1*	*2,589*	*0.7%*	*1,969*	*0.7%*	*4,582*	*0.6%*
Rubber and plastic goods	*1,576.2*	*3,052*	*0.8%*	*2,856*	*1.0%*	*4,405*	*0.6%*
Other industrial products	*2,727.4*	*5,281*	*1.4%*	*3,997*	*1.3%*	*9,627*	*1.3%*
Building and public works	*39,430.5*	*76,348*	*19.8%*	*54,586*	*18.2%*	*151,309*	*20.3%*
Wholesale & retail trade, salvage and repairs	*34,147.1*	*66,118*	*17.0%*	*54,610*	*18.2%*	*151,965*	*20.4%*
Hotel and catering services	*6,003.8*	*11,625*	*3.0%*	*8,250*	*2.7%*	*32,509*	*4.4%*
Transport services	*4,492.7*	*8,699*	*2.2%*	*4,460*	*1.5%*	*9,953*	*1.3%*
Air and sea transport-related services	*134.3*	*260*	*0.1%*	*124*	*0.0%*	*306*	*0.0%*
Transport-related services	*843.4*	*1,633*	*0.4%*	*1,769*	*0.6%*	*2,074*	*0.3%*
Communications-related services	*211.2*	*409*	*0.1%*	*391*	*0.1%*	*3,199*	*0.4%*
Sales-related services	*13,164.5*	*25,490*	*6.6%*	*18,232*	*6.0%*	*58,222*	*7.8%*
Private social bodies	1,652.1	3,199	0.8%	248	0.1%	173	0.0%
Families	33,047.0	63,988	16.5%	45,114	15.0%	152,349	20.4%
Total residents	**189,364.6**	**366,661**	**94.5%**	**290,463**	**96.7%**	**738,033**	**98.9%**
Rest of the world	11,087.3	21,468	5.5%	10,147	3.3%	8,239	1.1%
Total	**200,451.9**	**388,129**	**100.0%**	**300,610**	**100.0%**	**746,272**	**100.0%**

(1) Inclusive of expected losses.

Bad loans are concentrated amongst non-financial and personal businesses (Lit. 281.1 bn; 72.5% of the total). Families account for 16.5% of the aggregate at risk (Lit. 64 bn). The branches of non-financial and family businesses which are most at risk continue to be the building sector (76.3 bn; 19.8% of the total), and retail and wholesale trade/salvage and repairs (66.1 bn; 17% of the total). In comparison to 2000, there was a 6% reduction in the share represented by non-finance and family businesses in addition to a more than 2% increase in bad loans held by non residents, which was affected by one significant exposure.

BAD LOANS/LENDING RATIO (1) - DISTRIBUTION BY SECTOR

	31/12/01	31/12/00	31/12/99
Public Administration	0.0%	-	-
Financial institutions	1.1%	0.9%	1.1%
Non-financial and personal businesses	3.2%	3.1%	8.2%
- including (2):			
Wholesale & retail trade, salvage and repairs	*3.9%*	*3.4%*	*10.1%*
Building and public works	*4.9%*	*4.4%*	*12.3%*
Sales-related services	*2.1%*	*1.7%*	*6.0%*
Air and sea transport-related services	*0.0%*	*0.0%*	*0.1%*
Transport-related services	*3.2%*	*2.4%*	*9.4%*
Private social bodies	7.6%	0.8%	0.6%
Families	3.0%	1.9%	7.1%
Total residents	**2.6%**	**2.3%**	**6.7%**
Rest of the world	8.6%	3.6%	2.8%
Total	**2.7%**	**2.3%**	**6.6%**

(1) Inclusive of expected losses.
(2) Principal branches of the economy in terms of overall credit exposure.

The sector most at risk for the Bank according to the bad loans/lending ratio is non-financial and family businesses (3.2%). In fact, although the private social institutions sector recorded a higher bad loans/lending ration (7.6%), this is due to the classification of one exposure of this sector as a bad loan. Excluding this position, bad loans in this sector account for only 0.8% of the Bank's total bad loans exposures. The next category is families with a risk index of 3%, and financial companies at 1.1%. The branch of the economy in which credit risk is highest for the Bank continues to be the building trade and public works (4.9%), followed by services to wholesale and retail trade, salvage and repairs (3.9%), services to the hotel and catering trade (3.2%) and other sales-related services (2.1%).

BAD LOANS (1) - GEOGRAPHIC DISTRIBUTION *(millions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (k)		%		%		%
Liguria	117,101	226,740	58.5%	167,333	55.7%	596,908	80.0%
Piedmont	26,521	51,352	13.2%	50,664	16.9%	48,706	6.5%
Emilia Romagna	23,133	44,792	11.5%	37,494	12.5%	58,269	7.8%
Lombardy	13,794	26,708	6.9%	23,234	7.7%	25,148	3.4%
Sicily	4,447	8,611	2.2%	6,859	2.3%	-	-
Tuscany	3,416	6,615	1.7%	5,514	1.8%	8,926	1.2%
Veneto	895	1,732	0.4%	728	0.2%	-	-
Lazio	19	37	-	-	-	-	-
Apulia	-	-	-	-	-	-	-
Sardinia	-	-	-	-	-	-	-
Total Italy	**189,326**	**366,587**	**94.4%**	**291,826**	**97.1%**	**737,957**	**98.9%**
Abroad	11,126	21,542	5.6%	8,784	2.9%	8,315	1.1%
Total	**200,452**	**388,129**	**100.0%**	**300,610**	**100.0%**	**746,272**	**100.0%**

(1) Inclusive of expected losses.

Liguria dominates the territorial distribution of bad loans, accounting for 58.5% of the total (2000: 55.7%). Outside Liguria, Piedmont accounts for 13.2%, Emilia Romagna 11.5%, and Lombardy 6.9%. The other regions in which Banca Carige operates present no significant levels of credit risk.

BAD LOANS / LENDING RATIO (1) - GEOGRAPHIC DISTRIBUTION

	31/12/01	31/12/00	31/12/99
Liguria	2.2%	1.7%	6.8%
Piedmont	6.2%	7.8%	7.3%
Emilia Romagna	4.4%	4.3%	7.9%
Lombardy	1.7%	1.9%	2.7%
Sicily	4.6%	6.1%	...
Tuscany	8.3%	9.1%	13.6%
Veneto	0.9%	1.2%	-
Lazio	0.0%	...	...
Apulia	-	...	...
Sardinia	-	-	...
Total Italy	**2.6%**	**2.3%**	**6.6%**
Abroad	17.9%	9.0%	8.5%
Total	**2.7%**	**2.3%**	**6.6%**

(1) Inclusive of expected losses.

The bad loans/lending ratio reveals low levels of risk throughout the Bank's operating areas, with the possible exception of Tuscany and the Bank's branch in Nice, France, both areas in which the Carige has a marginal presence. The bad loans/lending ratio is particularly low in Veneto (0.9%), Lombardy (1.7%) and Liguria (2.2%); the last figure, however, substantially benefited from the securitisation of bad loans carried out by Banca Carige at the end of 2000.

During the year Banca Carige continued to diversify revenue sources by developing the offer of its banking services over a wide range of areas: traditional intermediation and asset management; payment systems, with the continuing integration of distribution channels; commission incomes generated by services to business.
As a result, the share of gross operating income accounted for by service-generated income rose from 46.9% to 48.7%.
The number of banking service contracts with customers went past the 600,000 mark, 519,000 of which in the form of customer deposit products – current accounts, deposit and savings accounts, interest-bearing bonds, certificates of deposit – which now make up 86% of the total; the remaining 14% was in the form of lending solutions to customers.
In the field of **assets under management** (mutual funds, securities and fund management, bancassurance products), the Bank's fund management product line was overhauled by grouping together the previous product lines under the 'Classic' brand and launching new multi-brand fund types; these were subdivided into two branches: Multi-brand Europe (four fund management lines) and Multi-brand Globe (six fund management lines). In both branches, diversification in management approaches is achieved by means of the careful selection of funds in order to realise attractive returns for our customers. In the mutual funds component, following the purchase of new branches, Banca Carige signed agreements with various fund managers such as Nextra Investment Management and Eptafund, the latter a long-standing partner of the Bank, with the aim of distributing funds to our existing customers over the counter.
Innovative channels of distribution such as the Internet were strengthened during the year: customers can now trade warrants and covered warrants, Italian government stock and Carige bonds on line. From 2002 trading on line will be extended to mutual investment funds, with the added possibility of utilising *switch* facilities.
With the aim of developing service-generated income, Carige continued to focus on pension and insurance products by increasing synergies present between the Group's banks and insurance companies and by extending the distribution of insurance products over the counters of the Group's banks (insurance-in-bank or bancassurance) and through the network of agents belonging to the insurance companies of the Group.
In particular, **bancassurance** recorded an increase of 18.8% in the year with total volumes reaching 935.6 bn (2000: +55%).
There was, however, a fall in the number of insurance products sold (-37.1%), principally due to downturns in the life assurance market. Restyling and the launch of new products characterised the year, for instance in the life segment with the launch in October 2001 of 'Risparmio Assicurato Linea Garantita', replacing the previous 'Risparmio Assicurato' line.
As far as accident insurance is concerned, an innovative new policy aimed at the family, 'Famiglia Assicurata' was offered to our customers from September onwards, replacing the 'Casa Assicurata' policy.

BANCASSURANCE *(millions of Italian Lire)*

	31/12/2001	31/12/2000	31/12/1999	Change % 2001	Change % 2000
Total	**935,556**	**787,304**	**507,996**	**18.8**	**55.0**
Total	**186,811**	**313,775**	**209,805**	**-40.5**	**49.6**
Life	180,634	308,333	204,858	-41.4	50.5
- Gestilink	112,571	235,807	18,751	...	...
- Risparmio assicurato	62,601	66,211	178,357	-5.5	-62.9
- Vita assicurata	3,335	3,771	4,758	-11.6	-20.7
- Previdenza attiva	1,612	2,021	2,481	-20.2	-18.5
- Mutuo assicurato	515	523	511	-1.5	2.3
Accident	6,177	5,442	4,947	13.5	10.0
- Correntista sicuro	2,100	2,118	2,144	-0.8	-1.2
- Auto assicurata	2,155	1,762	1,365	22.3	29.1
- Casa assicurata	1,478	1,154	995	28.1	16.0
- C/c assicurato	377	408	443	-7.6	-7.9
-Famiglia Assicurata	67	-	-	...	-

(1) Premiums received

In the field of **bank-in-insurance**, a network of 92 insurance agents working in collaboration with Banca Carige was put in place which, by the end of the year, was handling 36.6 bn of direct and indirect deposits, and lending. This amount represented a three-fold increase in comparison to 2000. Financial consultants/promoters make up 28.3% of these agents and handled 74.4% of the total mass.

In the **field of pensions**, the Carige Open Pension Fund, set up in accordance with the provisions of Legislative decree 124/93 and successive modifications and additions, closed the year with 6,238 fund members (2000: 2,933) and total funds of 19.2 bn (2000: 5.6 bn). Expansion in the Fund was helped in part by the subscription of a initial block of Carige employees as part of an agreement signed between Carige management and trade unions. The product will also be distributed amongst public-sector employees both at local and national level. The Bank is also examining the possibility of distributing the Fund by means of the network of financial consultants and insurance agents.

There was considerable growth across the Bank's **payment systems**: the number of withdrawals increased from 6.9 million to 8.5 million (+23.2%) handling 2,573 bn (+12%). The average number of transactions per branch was around 22,000.

There were more than 222,000 'Bancomat' cash cards in circulation, almost all of which giving access to international circuits. The number of cards issued rose 17% over 2000 and each card carried out an average 33 transactions annually.

The number POS terminals also increased, moving from 6,801 in 2000 to 8,101 (+19%). There was an increase both in the number of transactions (from 2,008,957 to 2,436,040; +21%) and in the related amounts (314.6 bn;+14%).

The use of the Carige international cash card on the POS terminals installed by other banks also rose both in terms of transactions (2,792,686; +29%) and amounts (361.5 bn; +24%).

The overall number of credit cards in circulation recorded a 20% increase to 104,111; there were increases also for cards belonging to the Cartasi network (80,425; +25%), and the motorway toll card, Viacard (23,686;+8%).

Treasury and payment services managed by the Bank on behalf of public bodies and companies rose from 591 in number at 31/12/00 to 624. Total funds handled rose 80.7% to 39,063 bn with an average exposure of 65.5 bn (+12.9%) and an average amount of funds deposited of 310.6 bn (+18.1%).

Carige's **foreign business** (correspondent banking, etc.) grew 6.5% with annual rise in both sales (+6.5%) and related commissions for the Bank (+13%).
A specific **corporate finance** unit of the Bank has for the last three years been active in providing innovative forms of support to business which go beyond the traditional bank loan. In particular, during the year the Bank acquired a 5% holding in a leading real estate company, subscribing at the same time to a share capital increase and agreeing to relinquish its right of option for a subsequent increase in share capital in order to allow for the entry of a new partner. The Bank also prepared a draft agreement in which it (the Bank) will be appointed as advisor in the placement of a bonded loan for the financial restructuring of the same company mentioned above. The Bank will also certify the financial and economic policy document of the same company in its attempt to be granted permission to build property destined for commercial uses in Genoa.
There was a fall both in the number (-8.7%) and volume of financing granted against pledged goods(-8.9%). The total number ended the year at 28,096; total funds distributed amounted to 17.2 bn. Activity was cyclical with contractions at the beginning of the year followed by an upturn during the summer months to drop to the levels recorded at 31st December 2001.
Banca Carige's **marketing activities** consisted principally in the launch of new products and the restyling of existing ones, back up and support for the new branches acquired, and a campaign aimed at informing customers of the nature and potential of the Bank's new distribution channels.
Review and innovation of Carige's product portfolio continued throughout the year. With regards to customer savings solutions, the Bank carried out a wide range of activities that included the preparation of detailed product descriptions made available to customers via direct marketing and the creation of customer profiles by the Commercial and Finance divisions which aim at identifying customers on the basis of their risk appetite.
In particular, specific customer segments were targeted for the distribution of investment packages with varying degrees of risk and returns (Formula Base, Formula Medium and Formula Superior) in addition to the launch of a new unit linked policy in collaboration with Credit Suisse.
Turning to the marketing of the Bank's lending products, here too customer segmentation was carried out in order to make direct marketing of existing products all the more effective.
An example in the medium/long-term segment was the campaign promoting Carige's 'Top' mortgage package which offered a fitted kitchen worth ITL 10 million for customers stipulating a mortgage of at least 200 million over a minimum of 16 years.
The Bank's younger customers were also targeted during the year: direct marketing promoted the 'Conto Giovani New' with the offer of interest-free financing for the purchase of a computer; interest-free advances to university students participating in the European Union's Erasmus/Socrates mobility programme were also offered in collaboration with the University of Genoa.
The importance of successfully integrating the branches acquired since December 2000 was reflected by two main areas of activity: the first, concerned the ex-Banco di Sicilia branches. Training courses were carried out for branch staff in the areas of sales strategy, product specifications in addition to specific activities aimed at consolidating and extending our customer base in Sicily. The second area of activity was focused on the ex-IntesaBci branches which Carige acquired in 2001. Here too support was given to the branches in their integration within the Banca Carige network. Particular attention was paid towards the customers of these branches in their passing from one bank to another. Direct marketing techniques were used to introduce customers to their new bank, its services and style of banking. A free-phone information service provides answers to customers' queries along with a special section in the Carige website.
The Bank's innovative channels of distribution - e-banking, phone banking, private banking - were subject to constant monitoring during the year. The Bank's website (www.carige.it) continues to be improved. The section dedicated to on-line trading was upgraded to include real time financial news - '*Infofinanza*' - in collaboration with Italy's leading financial daily, "Sole 24 ore". Technological and operational improvements were also made in the form of the creation of trading levels of varying degrees of sophistication.
One year's free use of on-line banking plus discounts to certain current account customers were some of the strategies used to encourage use of Carige's e-banking services.
During 2001, the Bank's 24 hour call centre became fully operational. The service is complementary to the traditional distribution network and was used in the year both to

consolidate and strengthen the Bank's presence in its new operating areas.
In the area of private banking during the year a cycle of conferences entitled "International conflicts and Financial Markets" was held to provide support to the Group's private banking consultants.
Carige continued to be fully in line with the requirements of Law 675/96 relating to the handling of customer data. During the year, all members of staff were updated concerning the privacy aspects of customer data for the banking industry.

PUBLIC RELATIONS AND THE PROMOTION OF CULTURAL, SCIENTIFIC AND SOCIAL ACTIVITIES

Banca Carige has long associated the promotion of its image within its operating areas with a strong commitment to the arts and the world of culture in general.
There were particularly successful examples during the year of Carige's support to publishing; in Genoa the Bank presented the publication of "Ocean going Liners: the history of Italian passenger ships" as well as numerous publications connected to regional events, such as the 'Euroflora' flower show. The fields of law and economics continued to be of particular attention with the publication of Carige's specialist reviews *'Economia e Diritto del terziario'* and *'Prospettive dell'Economia'*.
Other high profile events during the year included: Carige's sponsorship of the 'Formula' fair, which aims to help school leavers make the right choice in further education; collaboration with the professions and business world in general; publication of the quarterly review *'La Casana'*, which included a special edition dedicated to the launch of the euro. The European single currency and its implications were the focus of several activities during the year aimed at explaining the practical consequences of the euro to a wide audience ranging from schools to the world of trade and business.
In 2001, the Bank began to provide support in the study and recovery of documents belonging to the city of Genoa's archives (*'Archivio Storico'*). So far, more than 2,000 reference cards have been prepared.

Public relations activities included the organisation of events to tie in with the opening of new branches in Sardinia, Lombardy and Piedmont.
Other events included Carige's presence in various trade fairs (the Genoa Boat show, in particular), and a series of 'Getting to know Carige' events for customers of the branches acquired from Banco di Sicilia and IntesaBci.

Support for the Bank's business activities included advertising campaigns promoting services and products such as on-line banking, phone banking, mortgages and accounts for young customers (from the age of 11 to 18 and from 18 to 29).
Financial support to the arts included the sponsorship of theatres in Genoa and Milan as well as the prestigious Viareggio summer festival.

DISTRIBUTION CHANNELS AND RESOURCE MANAGEMENT

Distribution of Banca Carige's products is organised on multi-channel lines utilising three main lines: traditional, remote and mobile.
The **traditional channel** of distribution saw development and rationalisation in the branch network, the continued segmentation of our customer portfolio and the extension of the network of private and corporate banking advisors.
There was considerable growth in the number of **branches** during the year as a result of the purchase of 61 branches from the IntesaBci group, which came into effect on 1st October 2001. These new branches are distributed over 8 regions (two of which – Apulia and Lazio – are new operating territories for the Bank) and 29 provinces (16 of which, ranging from Lombardy, Piedmont, Tuscany to Sicily, are again new areas for Carige). At the end of the year, the Bank's retail outlets totalled 345 in number, of which 199 (57.7%) in Liguria, 34 in Lombardy, 30 in Piedmont and in Sicily, 20 in Emilia Romagna, 11 in Veneto, 7 in Lazio, 5 in both Apulia and Sardinia, and three in Tuscany. Carige also has a branch in Nice, France. In accordance with the Bank of Italy's decision of March 2000 pursuant to the antitrust law 287/90, the Bank sold three branches in the province of Savona. New Carige branches were opened during the year in Genoa, Turin, Milan and Palermo. The Bank has nine representative offices abroad.

DISTRIBUTION NETWORK

A) TRADITIONAL	31/12/01 number	31/12/01 Q%	30/9/01 number	30/9/01 Q%	31/12/00 number	31/12/00 Q%	31/12/99 number	31/12/99 Q%
NORTH-WEST ITALY	**263**	**76.2**	**235**	**83.0**	**236**	**68.4**	**232**	**82.0**
Liguria	199	57.7	199	70.3	202	58.6	201	71.0
- Genoa	134	38.8	134	47.3	134	38.8	132	46.6
- Imperia	27	7.8	27	9.5	27	7.8	28	9.9
- La Spezia	19	5.5	19	6.7	19	5.5	19	6.7
- Savona	19	5.5	19	6.7	22	6.4	22	7.8
Piedmont	30	8.7	20	7.1	19	5.5	18	6.4
Lombardy	34	9.9	16	5.7	15	4.3	13	4.6
NORTH-EAST ITALY	**31**	**9.0**	**18**	**6.4**	**18**	**5.2**	**17**	**6.0**
Veneto	11	3.2	2	0.7	2	0.6	2	0.7
Emilia Romagna	20	5.8	16	5.7	16	4.6	15	5.3
CENTRAL ITALY	**10**	**2.9**	**2**	**0.7**	**2**	**0.6**	**2**	**0.7**
Tuscany	3	0.9	2	0.7	2	0.6	2	0.7
Lazio	7	2.0	-	-	-	-	-	-
SOUTH ITALY AND ISLANDS	**40**	**11.6**	**27**	**9.5**	**26**	**7.5**	**2**	**0.7**
Apulia	5	1.8	-	-	-	-	-	-
Sicily	30	8.7	22	7.8	21	6.1	-	-
Sardinia	5	1.4	5	1.8	5	1.4	2	0.7
BRANCHES ABROAD: Nice (France)	**1**	**0.3**	**1**	**0.4**	**1**	**0.3**	**1**	**0.4**
TOTAL	**345**	**100.0**	**283**	**100.0**	**283**	**82.0**	**254**	**89.8**

	31/12/01	30/9/01	31/12/00	31/12/99
Private banking consultants	64	64	62	4
Corporate consultants	38	16	-	-

B) REMOTE	31/12/01	30/9/01	31/12/00	31/12/99
ATM - Bancomat	391	318	314	284
Bancacontinua (self service)	13	13	13	13
POS	8,101	7,394	6,801	5,827
Home banking (contracts)	6,274	6,263	6,170	5,317
Service on line (1)	37,169	24,555	11,679	-

(1) Internet banking and Call Center; contracts.

C) MOBILE	31/12/01	30/9/01	31/12/00	31/12/99
Insurance agents (2)	92	94	68	21
Estate agents	769	646	315	-

(1) Agents of the Group's insurance subsidiaries distributing Banca Carige products.

Carige's retail vocation was confirmed by a review of its traditional branch network based on the segmentation of its customers into specific profiles. This project got under way in 1999 and created the provision of financial consultants for high net worth customers. This was followed in 2001 with the creation of a network of advisors for our corporate clients. The Bank is at present working on a similar module for the mass market.

In particular, **consultancy for private banking clients** is available in Liguria, Milan and Sicily, made up by 64 consultants operating in 18 districts under the direction of the respective area managers.

These consultants at year end were managing total assets amounting to 5,673.7 bn, 15.1% of the Bank's direct and indirect deposits. Despite a difficult year on financial markets, there was a 1.4% increase in the mass of funds handled.

The network of **consultants assigned to corporate clients** consisted of 38 consultants over 9 districts, all of which in Liguria.

With regards to Carige's **remote distribution channels**, the number of fully automated 'Bancacontinua' outlets recorded no changes during the year (13), whilst the number of ATM cash points belonging to the 'Bancomat' circuit rose by 77 to 391 at 31st December 2001. There was a strong increase in the number of **POS** terminals installed in retail outlets: from 6,801 in 2000 to 8,101 at the end of 2001.

The year was the first in which Carige's **internet** operations were fully operational. The service was launched in July 2000 and in eighteen months underwent constant monitoring and review in order to provide our customers with services that are easily available, wide-ranging and – crucially - safe.

The Internet represents an operating hub for the Bank's multi-channel operations that enables it to expand its customer base and achieve effective synergies.

Within this functional setting, the Internet performs two important tasks: the first is to redirect onto the net low net worth transactions whilst the second is to promote the cross selling of complementary products.

Carige's internet operations recorded encouraging growth levels during 2001 both in the number of customers and transactions (money transfers and information provision).

At the end of the year, the number of contracts totalled more than 30,000 (2000: 11,500), of which more than 22,000 customers had effectively utilised the service at least once during the year. The number of customers carrying out money transfer-related transactions totalled 10,000, whilst those using the Bank's net banking services for information amounted to 19,000.

Transactions carried out on the net rose both in number and underlying amounts. The total number of traditional banking transactions reached 1.2 million whilst on-line trading totalled 2.3 million transactions. Transactions involving the transfer of money amounted to 197,000 (9% of the Bank's total transactions carried out during the year), 100,000 of which in the form of bank transfers and various forms of payments for a related amount of 178.3 bn and 97,000 in securities trading (517.3 bn).

Banca Carige's phone banking services were extended in 2001. The new service, now called **'Call Center'**, recorded good results in the first months of operations: 22,000 transactions handling more than 11 bn.

Mobile channels of distribution are represented by insurance agents of the Carige Group (taking advantage of operating opportunities offered by regulatory changes made by the Italian insurance industry regulator, ISVAP), and estate agents working in agreement with the Bank for the supply of Carige mortgages.

The network of 92 **insurance agents** belonging to the Carige Group working in collaboration with the Bank handled 36.6 bn in deposits (direct and indirect) and loans during the year, a threefold increase over the previous year. Financial promoters account for 28.3% of the total number of agents, handling 74.4% of the funds intermediated.

The number of **estate agents** collaborating with the Bank continued to grow (2000: 315; 2001: 769), as did the number of mortgages sold (215) for a total of 32 bn.

Total **staff** levels reached 3,506 at the end of 2001, up from 3,080 at 31/12/00. In more detail, the total is made up by 42 executives, 614 managers and 2,850 clerical and ancillary staff members. Male employees numbered 1,959 of the total, women 1,547; at 31/12/01, 69.1% of staff was involved in market activities outside the Bank's head offices in Genoa.

The significant increase in staff numbers (+13.8%) is principally due to the transfer of employees from the branches acquired from Banco di Sicilia (84) and IntesaBci (322).

The average age of staff members is 42 with 15 year's service.

During the year, 541 new employees were taken on; 115 jobs were vacated and 12 employees were transferred to *Banca di Genova e San Giorgio* as a result of the sale of three branches in the province of Savona.

The training of personnel was particularly intense during the last twelve months as a result of the following events: the migration of the IT&C systems utilised by the Group's banking subsidiaries Cassa di Risparmio di Savona and Banca del Monte di Lucca to Banca Carige and the subsequent adoption of Carige information procedures; the integration of employees following the acquisition of branches from Banco di Sicilia and IntesaBci; the expansion of Carige's *'call center'* activities; continuing expansion in the use of insurance agents from Group subsidiaries in cross selling.

Growth in the need for training went hand-in-hand with territorial expansion; consequently training centres were opened in Milan, Rome, Verona and Palermo in addition to the Bank's main training centre in Genoa.

During the year, 29,205 days of training were supplied to a total of 17,887 participants from the

Carige Group. Banca Carige employees accounted for 25,228 days and 16,030 participations.
The Bank wishes to express its condolences to the families and friends of those members of staff in service or in retirement who passed away during the year.

PERSONNEL

	31/12/2001		30/09/2001		31/12/2000(1)		31/12/1999	
	N.	%	N.	%	N.	%	N.	%
Grade								
Executives	42	1.2	42	1.3	21	0.7	26	0.8
Managers	614	17.5	509	16.3	241	7.8	235	7.6
Other employees	2,850	81.3	2,578	82.4	2,818	91.5	2,831	91.6
TOTAL	**3,506**	**100.0**	**3,129**	**100.0**	**3,080**	**100.0**	**3,092**	**100.0**
Activities								
Head-offices	1,084	30.9	1,025	32.8	1,001	32.5	1,002	32.4
Branches	2,422	69.1	2,104	67.2	2,079	67.5	2,090	67.6

(1) Exclusive of 84 members of staff of the 21 branches acquired by Banca Carige in Sicily employed by the Bank with effect 1/1/01.

THE CHANGEOVER TO THE EURO

On 1st January 2002 the transition to a single European currency was completed with the introduction of the euro and the definitive replacement of individual currencies within the EMU in the first months of the year. Clearly, the event represented a watershed for European banking.
In preparation for the new currency, Carige's ITC systems had been fully reviewed and modified over a period of several years.
Subsequently, the changeover to the year 2000 was substantially problem free, with the considerable cost savings this achieved.
The introduction of the euro was addressed by the Bank by means of a two-phase action plan. Phase one (1/1/99 - 31/12/01) handled the transition period leading up to the launch of the new currency by means of a review of the Bank's information technology system and replacement of software where necessary. The second phase handled the conversion into euro of the IT&C systems of the Bank in preparation for the introduction of the euro as legal tender on 1st January 2002.
The procedures described above were carried out also for the Group's banking subsidiaries, Cassa di Risparmio di Savona and Banca del Monte di Lucca, whose information systems were replaced by those of the Group leader during the year.
The investments made to complete the transition were estimated in the order of 21.5 bn for the period 1998-2002, of which 11.3 bn was spent in 1998, 4 bn in 1999, and 1 bn in 2000. Further investments of 11.5 bn were made during 2001, of which 6 bn in staff-related costs and 5.5 bn for software.

INVESTMENTS

Tangible assets at 31/12/01 totalled 1,215 bn, an increase of 2000 bn over the previous year (+19.8%).
Variations during the year were predominantly in lease assets, which recorded a 36% rise from 194.7 bn to 736.3 bn, of which 14 bn related to the branches acquired from IntesaBci.
A breakdown of tangible assets reveals 437.9 bn (36% of the total) related to premises and property, 40.8 bn in furniture and fittings (3.4% of the total) and 736.3 bn in lease assets (60.6% of the total). Remaining amounts (93.6 bn) refer to advances for investments in progress, again mainly to lease

assets. Total revaluations of property amounted to 364.5 bn pursuant to Laws 576/75, 72/83, 413/91 and 218/90.
Depreciation carried out on remaining amounts totalled 570.5 bn, of which 112.4 bn was recorded for 2001. The latter amount refers to leasing for 93.4 bn and other tangible assets for 19 bn.
Further information is given in part B (4.1) of the explanatory notes.

Intangible assets amounted to 691.8 bn, an increase of 526.7 bn in comparison to the end of 2000.
This strong increase is almost entirely due to the purchase of 61 branches from the IntesaBci banking group, which meant the recording of goodwill amounting to 536.8 bn to be amortised over 20 years. The amortisation charge for 2001 was 6.7 bn, calculated on the basis of the branches' contribution for the period (3 months).
The aggregate is made up by: 640.7 bn in goodwill to be amortised (110.7 bn related to the purchase of branches from Banco di Sicilia and 530.1 bn stemming from the ex-IntesaBci branches); 32 bn in software-related products; 6.1 bn in start-up charges; 13 bn classified as other intangible assets. Depreciation for the year totalled 42.6 bn, of which 19.2 bn relates to the amortisation of goodwill (5.8 bn connected to the ex-Banco di Sicilia branches, 6.7 bn to the ex-IntesaBci branches and 6.7 bn relating to the final amortisation charge of goodwill stemming from the incorporation of the companies operating in the banking and parabanking fields into the Banca Carige Group in 1994).
Further information can be found in part B(4.2) of the explanatory notes.

Banca Carige's **equity investments**, excluding its investments securities portfolio, totalled 1,198.2 bn, slightly up over year-end 2000's 1,191 bn (+0.6%).
Of this total, 1,129.2 bn refers to significant holdings, substantially unchanged over the previous twelve months, and 68.9 bn refers to other holdings, an increase of 11.5% in comparison to 2000.
These amounts include tax-deferred revaluations (Law 218/90) of 10.6 bn (of which 1 bn referring to significant holdings) and are net of tax-deferred capital losses foreseen by the same law amounting to 1.3 bn, referring exclusively to significant holdings.
Increased equity investments for the year are a result of the Bank's subscribing to a share capital increase on the part of *Autostrada dei Fiori* (the Bank's investment in the company increased by around 6 bn) and a contribution to the capital account of *Frankfurter Bankgesellschaft* amounting to 2.5 bn.
Writebacks of 0.5 bn refer to investments in *FILSE SpA, Centro Factoring SpA* and *Centro Leasing SpA.*
There was little change in the value of **equity investments within the Banca Carige Group** during the year: 1,086.4 bn, an amount that includes tax-deferred capital gains (Law 218/90) of 6.3 bn.
The following companies belong to the Banca Carige Group:

- Levante Norditalia Assicurazioni e Riassicurazioni SpA and Carige Vita Nuova SpA are insurance companies;
- Banca del Monte di Lucca SpA and Cassa di Risparmio di Savona SpA are banks;
- Centro Fiduciario SpA is a trust company;
- Galeazzo Srl, Columbus Carige Immobiliare SpA and Ettore Vernazza SpA offer property-related services;
- Argo Finance Srl, a Group member from 9th November 2001, is the special purpose vehicle set up as part of the securitisation of a part of Banca Carige's bad loans portfolio at the end of 2000; Banca Carige has a 60% holding in the company;
- Ligure Leasing SpA and Immobiliare Carisa Srl, operating respectively in the areas of finance and real estate, belong to the Banca Carige Group as a result of Banca Carige's holding in Cassa di Risparmio di Savona.

The strategic and operational integration of these companies continued throughout the year. In particular, the Board of Directors of Banca Carige in their meeting of 18th June 2001 approved a restructuring plan for Cassa di Risparmio di Savona. Briefly, the plan foresees the transfer of certain management functions to the Group leader. The Savona bank will continue to maintain decisional autonomy in the commercial and credit areas subject to these being coherent with overall Group strategy. Staff from Cassa di Risparmio di Savona encharged with carrying out the integration of the subsidiary were transferred to Carige's head office in Genoa during the second half of the year.
The introduction of the parent company's IT&C systems replacing those of the banking subsidiaries was completed during the year. Greater cohesion between the companies was therefore achieved along with significant synergies.

The book value of **holdings outside the Group** rose 6.8% to 111.8 bn; this total includes capital losses subject to tax-deferral of 1.3 bn and capital gains of 4.3 bn.
In line with CONSOB recommendation no. 97001574 dated 20/2/97, all intra-subsidiary and associated company relations are regulated by market conditions.
In particular, at 31/12/01 credit and debt positions between Banca Carige and these companies amounted, respectively, to 412.5 bn and 532.8 bn; guarantees and commitments totalled 11.1 bn.
Details are given in the table below. Further details concerning the Bank's relations with its subsidiaries and associated companies and changes recorded during the year are given at section 3, part B of the explanatory notes.

EQUITY INVESTMENTS *(millions of Italian Lire)*

	31/12/01				
	Assets	Liabilities	Guarantees & Commitments	Revenue	Expenses
SUBSIDIARIES	**229,095**	**522,763**	**11,060**	**36,621**	**24,950**
Galeazzo Srl	-	7,222	-	13	240
Columbus Carige Immobiliare SpA	45,484	-	-	2,703	2,551
Immobiliare Ettore Vernazza SpA	-	2,447	-	1,692	86
Centro Fiduciario SpA	621	1,324	-	668	640
Cassa di Risparmio di Savona SpA	14,480	397,811	-	22,637	18,461
Banca del Monte di Lucca SpA	98,412	41,148	3,000	3,992	1,220
Carige Vita Nuova SpA	110	31,448	-	2,037	434
Levante Norditalia Assicurazioni SpA	69,988	41,343	8,060	2,879	1,317
Argo Finance One Srl	-	20	-	-	1
SIGNIFICANT HOLDINGS	**183,410**	**10,077**	**-**	**16,632**	**31**
Frankfurter Bankgesellschaft AG	183,410	10,076	-	6,913	31
Eptaconsors SpA	-	1	-	9,719	-
TOTAL	**412,505**	**532,840**	**11,060**	**53,253**	**24,981**

SHARE OWNERSHIP STRUCTURE AND RELATIONS WITH THE CASSA DI RISPARMIO DI GENOVA E IMPERIA FOUNDATION

At 31/12/01, Banca Carige's fully paid-up share capital stood at 1,970.2 bn (unchanged over twelve months), made up by 197,017,340 shares with a nominal value of ITL 10,000 each.
As a result of the conversion of the Bank's share capital into euros, in line with Legislative decree 213/98, with effect from 1st January 2002, the Bank's share capital is made up of 1,020,549,614 shares with a nominal value of 1 euro. As a result of this value, one share prior to conversion is now equivalent to 5.18 shares post conversion.
There were no significant changes to the ownership structure of the Bank during the year: the majority shareholder – the Cassa di Risparmio di Genova e Imperia Foundation – maintained its 58.7% holding. The other principal shareholders are the French CDC-CNCEP Group (9.5%); La Basilese Insurance Group (5.1%); WestLB (5%), and Caja de Ahorros de Sevilla y Huelva (3%). The Spanish partner increased its participation in the Bank during the year from a previous holding of 1.5% in 2000.
The Board of Directors of the Cassa di Risparmio di Genova e Imperia Foundation ('the Foundation') in their meeting of 10th December 2001 deliberated the assignment of shares equivalent to 5% of its holding in Banca Carige in addition to converting a further quota of ordinary shares into savings shares, the holders of the latter having the right of re-conversion into ordinary shares after a suggested period of 10 years. This decision was taken bearing in mind the need:

- to safeguard Banca Carige's strong ties with its operating territory;
- to protect job levels;
- to defend capital ownership and management autonomy;
- to put into place a capital ownership structure which is complementary to the future objectives of Banca Carige.

In order to allow the conversion of ordinary shares into savings shares, the Extraordinary Meeting of Banca Carige shareholders of 31st January 2002 deliberated approving, firstly, a proposal which gives shareholders the possibility to convert a part of the ordinary shares in their possession into savings shares and, secondly, the necessary changes to the By-laws of the Bank.

In particular, every Banca Carige shareholder will have the right to convert, from the 17th to 28th June 2002, up to a quarter of the shares in his/her possession; therefore, the maximum number of ordinary shares subject to potential conversion is 255,137,403.

The subsequent savings shares will give the right to a dividend increased by an annual 2% of the nominal value of the shares. This will come into effect from 2003; for the second six months of 2002 (1/7/02-31/12/02) the dividend payable by the converted shares will be increased by 1% of the nominal value of ordinary shares.

Holders of savings shares will be able to convert their shares back into ordinary shares 10 years after issue (from 1st July 2012 onwards), subject to informing the Bank of their intention to do so exclusively in the period from 1/6/2012 to 15/6/2012.

In the case of the savings shares not being admitted to trading on regulated markets or in the event of subsequent exclusion from trading of the shares converted, holders of savings shares, as deliberated by the Special Shareholders' Meeting, can demand the calling of an Extraordinary Shareholders' Meeting in which the question of the conversion of savings shares into ordinary or preference shares will be discussed.

With regards to business relations existing between the Foundation and Banca Carige, the Bank has borrowing activities with the Foundation amounting to 20.7 bn, which generated 3.3 bn in interest expenses. Lending to the Foundation totalled 1 bn. Revenues for the Bank relating to transferred personnel, and administrative, accounting and tax-consultancy service contracts amounted to 1.9 bn.

Further details can be found in section 8, part B of the explanatory notes.

CARIGE SHARES

There was a significant downturn on share markets during 2001. The negative effects on European markets stemming from the weakness in the United States economy were exacerbated by events subsequent to 11th September: shares markets hit annual lows at the end of the third quarter with slight recoveries being recorded in the last part of the year. At 31/12/01. the Milan Mibtel index closed at 22,829 points, down 24.71% on the previous year.

In this context, Banca Carige shares proved a safe harbour for investors recording constant growth throughout the year. In the first half of 2001, the share rose 3.20% and continued to rise further until 11th September after which its growth was temporarily interrupted until recovering to best-performance levels enabling it to end the year at ITL 18,884, an annual rise of 6.57%. The official average price was ITL 18,362.

This performance was all the more encouraging in the light, not only of a generally depressed market, but also in view of the losses recorded by banking stocks during the year (-31.16%).

The value of Carige shares traded during 2001 totalled 240,347 million and the Bank distributed a dividend of ITL 725.

At the end of the year, Banca Carige held 2,253,182 of its own shares at a value of Lit. 42.3 bn (2000: 1,915,750 shares for Lit. 34.1 bn).

CARIGE SHARE PERFORMANCE OVER TWELVE MONTHS

	31/12/01	30/9/01	30/6/01	31/12/00	Change % year	Change % 1st half	Change % 2nd half
CARIGE	18,884	18,553	18,286	17,719	6.57	3.20	3.27
Milan general share index	22,829	20,765	26,146	30,323	-24.71	-13.78	-12.69
Milan banking index	2,371	2,178	2,969	3,444	-31.16	-13.79	-20.14

The table below provides information requested by the Italian Securities Market Regulator, Consob, in its deliberation no. 11971 of 145/99 pursuant to Legislative decree 58/98 regarding the disclosure of shareholdings in a company or its subsidiaries on the part of its directors, statutory auditors, senior executives or, either directly or on their behalf, by their spouses or children under the age of 18.

SHAREHOLDINGS OF BOARD MEMBERS, STATUTORY AUDITORS AND GENERAL MANAGER (1)

Name and Surname	Company represented	Number of shares in possession 31/12/00	Number of shares bought	Number of shares sold	Number of shares in possession 31/12/01
Prof. Avv. Fausto CUOCOLO	Banca Carige S.p.A.	16,500	-	-	16,500
Dott. Giovanni BERNESCHI	Banca Carige S.p.A.	18,000	-	-	18,000
Prof. Avv. Piero Guido ALPA	Banca Carige S.p.A.	1,000	24,250	-	25,250
P.I. Mario CAPELLI	Banca Carige S.p.A.	6,000	-	-	6,000
Rag. Angelo COSTIGLIOLO	Banca Carige S.p.A.	-	-	-	-
Sig.ra Paola SCHIAVINA in COSTIGLIOLO	Banca Carige S.p.A.	10,500	-	-	10,500
Comm. Pietro ISNARDI	Banca Carige S.p.A.	2,000	-	-	2,000
Dott. Fulvio ROSINA	Banca Carige S.p.A.	-	-	-	-
Sig.ra Maria Franca GUALCO in ROSINA (*)	Banca Carige S.p.A.	44,250	18,500	-	62,750

(1) Share owenership is direct, unless otherwise stated.

(*) Indirect owenership.

INCOME STATEMENT, NET INCOME, CAPITAL & RESERVES

The year recorded a **net profit** of 200.5 bn, an increase of 5.4% in comparison to 190.2 bn recorded at 31/12/00. This increase is extremely encouraging given the Bank's considerable investments destined to the integration of banking subsidiaries, the acquisition and subsequent integration of new branches, the conversion and updating related to the changeover to the euro, and staff training.

One cost which particularly hit the P&L account was that stemming from the decision taken by the European Commission for Competition condemning tax relief foreseen by articles 22 and 23, Legislative decree 153/99 ('the Ciampi Law') for those banks involved in merger and acquisition activity. Banca Carige supports the position taken by the Italian Banking Association (ABI), which opposes the Commission's decision. However, the Bank has prudentially made provisions for the loss of this relief of around 5 bn.

The income statement benefited, however, from the effects of the securitisation of performing mortgages pursuant to Law 130/99 for a total of 990.4 bn, the deferred price of which (46.6 bn) was recorded at caption 70 'other operating income', and the release of three branches in the province of Savona in accordance with the Bank of Italy's decision no. 32 dated 8/3/00 pursuant to the antitrust law no. 287/90.

Net interest income amounted to 598 bn, up 5.9% over 2000. This result confirms an upturn in traditional income sources after several years of decline. Growth was due mainly to an increase in the critical mass intermediated and, in particular, customer deposits, the lowest cost borrowing solution for the Bank.

In greater detail, interest income reached 1,179.2 bn (+12.6%). The component of this aggregate stemming from lending to customers rose 14.9% from 762.9 bn to 876.2 bn, whilst interest on securities moved forward from 231.9 bn to 248.3 bn (+7%).

Interest expenses amounted to 581.2 bn, a 20.4% increase over 2000 (482.5 bn). Here, interest charges on customer deposits rose 30.1% (from 96.7% to 125.8 bn) and interest paid on securities increased from 213 bn to 262.9 bn (+23.5%). There was also a rise in interest on interbank deposits of 5.7%, from 165.4 bn to 174.8 bn.

Non-interest income amounted to 565.3 bn, an increase of 13.5%. This rise was due to growth in other operating revenues, a contraction in other operating expenses, and expansion in dividends. There were reductions in the item 'Gains from financial transactions' and net commission income, both of which felt the effects of falls in revenues from securities trading.

Net commission income remained stable at the level recorded in the previous twelve months: 255.9 bn in comparison with 2000's 257.8 bn. In particular, with regards to savings management commissions, the segment relating to securities placement (76 bn) recorded a 7.7% fall as a result of the downturn in savings management revenues which began in the second half of 1999. Asset management commissions dropped 11% from 31/12/00 to 31/12/01 to 12.6 bn. Orders also fell: down 62.6% to 6.4 bn as a result of a contraction in securities trading on behalf of customers. Commissions on guarantees rose 10.1% to 10.2 bn. There was strong growth in the recovery of current account-related costs: up 22.1% to 65.9 bn.

Net gains on financial transactions dropped sharply by 75.1% to 6.3 bn (2000: 25.2 bn). This aggregate felt the effects of reduced profits on securities dealing, which slipped from 94.6 bn in 2000 to 33 bn. Reduced earnings were concentrated in the Bank's share portfolio (equities and shares in mutual funds) which, despite representing a comparatively small part of the Bank's securities portfolio (180.4 bn out of a portfolio of 4,711.6 bn) was negatively affected by the bad year on share markets. Capital losses rose continually up to the third quarter to level offput in part towards the end of the year.

Dividends totalled 75.6 bn, a rise of 31.2% over the previous year (57.6 bn). This aggregate was made up for the most part by dividends on equity investments in the subsidiaries Cassa di Risparmio di Savona (21.4 bn) and Eptaconsors (9.7 bn).

Other operating revenues totalled 235.6 bn, an increase of 39.3% in comparison to 169.2 bn recorded in 2000. This rise was a result of the recording of revenues related to securitisation (46.6 bn) and leasing, the latter in particular bringing in increased revenues of 17.4% (2001: 132.9 bn; 2000: 113.2 bn). Writedowns related to leasing can be found at income statement caption 90 'Depreciation and amortisation of intangible and tangible fixed assets' under the item 'lease assets'.

Other operating charges amounted to 8.2 bn, considerably down on 2000 (-31.7%) thanks to reduced losses from the sale of lease assets.

Overall, the rises in both net interest income and non-interest income produced **gross operating income** for the year of 1,163.2 bn (+9.5%).

INCOME STATEMENT (millions of Italian Lire)

	2001		2000	1999	Change %	
	euro (k)				2001	2000
10 Interest income and similar revenues	608,987	1,179,163	1,046,941	858,555	12.6	21.9
20 Interest expense and similar charges	-300,164	-581,199	-482,527	-371,873	20.4	29.8
NET INTEREST INCOME	**308,823**	**597,964**	**564,414**	**486,682**	**5.9**	**16.0**
40 Commission income	144,204	279,217	279,306	263,514	0.0	6.0
50 Commission expenses	-12,018	-23,271	-21,504	-16,211	8.2	32.7
60 Gains (losses) from financial transactions	3,244	6,282	25,229	80,788	-75.1	-68.8
30 Dividends and other revenues	39,029	75,570	57,617	52,702	31.2	9.3
70 Other operating income	121,702	235,648	169,192	144,722	39.3	16.9
110 Other operating expenses	-4,227	-8,184	-11,976	-11,330	-31.7	5.7
NON INTEREST INCOME	**291,933**	**565,262**	**497,864**	**514,185**	**13.5**	**-3.2**
GROSS OPERATING INCOME	**600,756**	**1,163,226**	**1,062,278**	**1,000,867**	**9.5**	**6.1**
80 Administrative costs	-301,550	-583,882	-524,027	-526,484	11.4	-0.5
– Personnel	-191,935	-371,638	-334,173	-340,692	11.2	-1.9
– Other administrative costs	-109,615	-212,244	-189,854	-185,792	11.8	2.2
90 Depreciation and amortization of intangible and tangible fixed assets	-80,087	-155,070	-121,537	-114,068	27.6	6.5
OPERATING COSTS	**-381,637**	**-738,952**	**-645,564**	**-640,552**	**14.5**	**0.8**
OPERATING INCOME	**219,119**	**424,274**	**416,714**	**360,315**	**1.8**	**15.7**
100 Provisions for risks and charges	-2,784	-5,390	-5,062	-2,751	6.5	84.0
120 Provisions for loan losses and for guarantees and commitments	-48,154	-93,240	-91,609	-74,235	1.8	23.4
130 Recoveries of loans and reversals of provisions for guarantees and commitments	5,609	10,860	17,974	24,508	-39.6	-26.7
140 Additional provisions for loan losses	-2,433	-4,711	-10,000	-5,000	-52.9	100.0
150 Write-downs to financial fixed assets	-26	-51	-1,708	-2,842	-97.0	-39.9
160 Recoveries of financial fixed assets	263	510	-	1,953	...	-100.0
PROVISIONS AND WRITE-DOWNS	**-47,525**	**-92,022**	**-90,405**	**-58,367**	**1.8**	**54.9**
170 INCOME FROM ORDINARY ACTIVITIES	**171,594**	**332,252**	**326,309**	**301,948**	**1.8**	**8.1**
180 Extraordinary income	15,469	29,952	24,866	44,109	20.5	-43.6
190 Extraordinary expenses	-2,589	-5,012	-8,154	-10,112	-38.5	-19.4
200 EXTRAORDINARY INCOME, NET	**12,880**	**24,940**	**16,712**	**33,997**	**49.2**	**-50.8**
INCOME BEFORE TAXATION	**184,474**	**357,192**	**343,021**	**335,945**	**4.1**	**2.1**
220 Income taxes	-80,929	-156,700	-152,800	-154,300	2.6	-1.0
230 NET INCOME	**103,545**	**200,492**	**190,221**	**181,645**	**5.4**	**4.7**

INCOME STATEMENT (millions of Italian Lire)

	2001				2000			
	4th quarter	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
10 Interest income and similar revenues	295,146	286,936	294,072	303,009	310,289	270,348	234,357	231,947
20 Interest expense and similar charges	-135,257	-137,775	-158,393	-149,774	-143,331	-129,785	-113,838	-95,573
NET INTEREST INCOME	**159,889**	**149,161**	**135,679**	**153,235**	**166,958**	**140,563**	**120,519**	**136,374**
40 Commission income	80,807	65,840	62,789	69,781	73,657	68,684	64,121	72,844
50 Commission expenses	-7,080	-5,599	-5,334	-5,258	-6,751	-5,685	-4,416	-4,652
60 Gains (losses)					-20264			
from financial transactions	26,784	-30,746	14,409	-4,165	-20,264	1,548	3,408	40,537
30 Dividends and other revenues	12,518	10,029	42,167	10,856	27,284	3,594	26,256	483
70 Other operating income	97,324	48,471	46,800	43,053	52,564	40,078	39,810	36,741
110 Other operating expenses	-3,340	-2,145	-1,542	-1,157	-4,829	-4,254	-1,315	-1,578
NON INTEREST INCOME	**207,013**	**85,850**	**159,289**	**113,110**	**121,660**	**103,965**	**127,864**	**144,375**
GROSS OPERATING INCOME	**366,902**	**235,011**	**294,968**	**266,345**	**288,619**	**244,528**	**248,383**	**280,749**
80 Administrative costs	-171,784	-135,522	-143,385	-133,191	-144,152	-126,572	-122,144	-131,159
– Personnel	-102,915	-87,813	-95,415	-85,495	-84,843	-82,305	-83,854	-83,171
– Other administrative costs	-68,869	-47,709	-47,970	-47,696	-59,309	-44,267	-38,290	-47,988
90 Depreciation and amortization of intangible and tangible fixed assets	-46,624	-37,491	-36,462	-34,493	-30,230	-30,253	-30,913	-30,141
OPERATING COSTS	**-218,408**	**-173,013**	**-179,847**	**-167,684**	**-174,382**	**-156,825**	**-153,057**	**-161,300**
OPERATING INCOME	**148,494**	**61,998**	**115,121**	**98,661**	**114,236**	**87,703**	**95,326**	**119,449**
100 Provisions for risks					-3,908			
and charges	-1,504	-981	-1,762	-1,143	-33,967	-2	-584	-568
120 *Provisions for loan losses and for* guarantees and commitments	-30,603	-14,361	-29,572	-18,704	-33,967	-15,556	-21,345	-20,741
130 Recoveries of loans and reversals of provisions for guarantees and commitments	4,859	2,078	1,364	2,559	3,557	6,428	3,401	4,588
140 Additional provisions for loan losses	-4,711	-	-	-	-10,000	-	-	-
150 Write-downs to financial fixed assets	-21	-	-30	-	-1,673	-	-35	-
160 Recoveries of financial fixed assets	510	-	-	-	-	-	-	-
PROVISIONS AND WRITE-DOWNS	**-31,470**	**-13,264**	**-30,000**	**-17,288**	**-45,991**	**-9,130**	**-18,563**	**-16,721**
170 INCOME FROM ORDINARY ACTIVITIES	**117,024**	**48,734**	**85,121**	**81,373**	**68,245**	**78,573**	**76,763**	**102,728**
180 Extraordinary income	1,123	3,622	21,910	3,297	15,054	2,996	3,718	3,098
190 Extraordinary expenses	-683	-704	-1,067	-2,558	-1,181	-2,345	-1,834	-2,794
200 EXTRAORDINARY INCOME, NET	**440**	**2,918**	**20,843**	**739**	**13,873**	**651**	**1,884**	**304**
INCOME BEFORE TAXATION	**117,464**	**51,652**	**105,964**	**82,112**	**82,118**	**79,824**	**78,647**	**103,032**
215 Provisions for merger reserve	-	-	-	-	-	-	-	-
220 Income taxes	-60,200	-20,400	-42,200	-33,900	-35,000	-36,000	-35,700	-46,100
230 NET INCOME	**57,264**	**31,252**	**63,764**	**48,212**	**47,118**	**43,224**	**42,947**	**56,932**

Operating costs for the year rose 14.5% to 739 bn. The most significant increases here relate to staff costs, which include the 84 employees of the branches purchased from Banco di Sicilia and, in the last quarter, the 322 members of staff belonging to the ex-IntesaBci branches. This item also includes the depreciation of fixed assets connected, on one hand, to the amortisation of goodwill stemming from the purchase of the new branches, of related premises and fittings and, on the other, expansion in lease lending.

Within administrative costs (583.9 nm), personnel charges rose 11.2% from 334.2 bn to 371.6 bn. This rise was due to the cost of personnel coming from the new branches and the payment of a one-off bonus to those members of Banca Carige staff transferred to the same branches.

In particular, the items 'salaries and wages' rose from 207.6 bn to 226.5 bn (+9.2%), social security charges from 56.2 bn to 63.3 bn (+12.6%). Provisions to the severance pay fund increased by 3.7% to 17.4 bn. Provisions to the supplementary pension fund remained substantially unchanged at 23 bn (2000: 23.3 bn; -1%) and the fund's total rose from 575.9 bn to 576.5 bn.

Other administrative expenses increased 11.8% from 189.9 bn to 212.2 bn as a result of expansion in the Bank's branch network (branch acquisitions and new branch openings), investments related to innovative distribution channels and euro changeover costs.

Depreciation of intangible and tangible fixed assets (including lease assets) rose from 121.5 bn to 155.1 bn. This increase was a result of expansion in leasing activity, which brought with it writedowns totalling 93.4 bn, and the amortisation of goodwill connected to the purchase of new branches. Overall, this item totalled 12.5 bn, of which 5.8 bn related to the ex- Banco di Sicilia branches and 6.7 bn relating to the ex-IntesaBci outlets. With regards to the latter amount, this figure represents the amortisation charge for the year 2001 (calculated for the three months from 1st October, the date on which the purchase came effect) in comparison to an annual amortisation charge on the purchase of the same branches of 26.8 bn.

Operating income for the year totalled 424.3 bn, an increase of 1.8% over the previous year.

Provisions and writedowns amounted to 92 bn, up 1.8% over 2000. This aggregate includes the second amortisation charge (24.1 bn) relating to 1/5th of the amount lost (120.6 bn) on credits sold in the securitisation of a bundle of the Bank's bad loans portfolio carried out at the end of 2000.

In particular, provisions for risks and charges were down 6.5% to 5.4 bn and include the provisions of 1.5 bn made to cover the possible return of interest income collected on special-rate mortgages subject to re-negotiation, as foreseen by Law 133/99.

Credit risk measured in terms of the difference between writedowns and recoveries amounted to 82.4 bn, an increase of 11.9% over 2000 (73.6 bn).

During the year, provisions to the credit risk reserve of 4.7 bn were made (caption 90) which, despite utilisation during the year, remained substantially stable at 10 bn.

Writedowns to financial fixed assets were 0.5 bn lower than recoveries.

Income from ordinary activities ended the year at 332.3 bn, up 1.8% in comparison to 2000 (326.3 bn). **Extraordinary income** rose 8 bn to 24.9 bn. During the year, the sale of three branches in the province of Savona in line with a Bank of Italy decision pursuant to Law 287/90 generated around 17.4 bn.

Pre-tax profit for 2001 reached 357.2 bn, an increase of 4.1% over the previous twelve months.

Total income taxes for the year amounted to 156.7 bn, a rise of 2.6%. Income tax now accounts for 43.9% of pre-tax earnings, slightly lower than the 44.5% recorded in 2000; this fall is despite the increased tax charges which stem from the European Commission for Competition's decision to condemn tax relief offered to banks involved in M&A activity under the Ciampi law (Legislative decree 153/99). The decision means a tax charge of around 5.4 bn, of which 2.4 bn is charged to the year ending 31/12/01.

Net profit rose 5.4% to reach 200.5 bn. Thanks to this result, the Bank's ROE rose from 7.6% to 7.8%; Return on Average Equity rose from 7.5% to 7.9%.

The proposed distribution of net profit for the year is as follows:


NET INCOME (billions of Italian Lire)
220
200
180
160
140
120
100
80
60
40
20
0
181,6
190,2
200,5
7.17%
7.55%
7.77%
9.50%
9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
1999
2000
2001
NET INCOME
ROE

DISTRIBUTION OF NET INCOME

	31/12/01	
	Euro	Lit.
Net income	103,545,498.92	200,492,043,201
Reserve for dividends on own shares	0.00	0
Total	103,545,498.92	200,492,043,201
Legal reserve	10,354,549.89	20,049,204,320
Reserve Decree 153/99	5,362,262.85	10,382,788,681
Taxed extraordinary reserve	14,042,949.09	27,190,941,040
Shareholder's dividend	73,785,737.09	142,869,109,160

The proposed dividend to be distributed to the Bank's shareholders is 0.0723 € for each of the 1,020,549,614 shares which make up Banca Carige's share capital from 1st January 2002.
On approval by the AGM, the dividend would be at the same level as that distributed in 2001 taking into account the variation in the composition of the Bank's share capital in terms of both the number and nominal value of the shares subsequent to conversion into euro.
This conversion has led to the splitting of shares on the basis of 5.18 new shares with a nominal value of 1€ for the previous one share with a nominal value of ITL 10,000. This splitting of shares has meant an increase in the number of shares from 197,017,340 to 1,020,549,614 and the subsequent reduction in the nominal value of the same shares from ITL 10,000 to 1 € (1 €=ITL 1,936.27).
It is proposed that dividends stemming from own shares in portfolio at the moment of distribution be transferred to a specific retained earnings reserve. Shareholders' Equity after the proposed allocation described above to be presented for the AGM's approval will amount to 2,638.3 bn. Further details are given below.

SHAREHOLDERS' EQUITY *(milions of Italian Lire)*

	31/12/01		31/12/00	31/12/99
	Euro (k)			
Capital Stock	*1,017,509*	1,970,173	1,970,173	1,970,173
Additional paid-in capital	*132,004*	255,597	241,368	299,189
Reserves	*183,369*	355,051	297,428	249,144
- legal	*56,869*	110,114	90,065	71,043
- taxed extraordinary	*71,322*	138,098	135,907	117,028
- decree 153/99	*11,719*	22,691	12,308	1,925
- incorporation	*12,341*	23,895	23,895	23,895
- own shares	*21,837*	42,283	34,130	9,788
- purchase of treasury stock	*9,150*	17,717	870	25,212
- art. 55, decree 917/86	*131*	253	253	253
Revaluation reserves	*7,956*	15,405	15,405	15,405
Merger reserve	*16,589*	32,120	32,120	32,120
Total	***1,357,427***	**2,628,346**	**2,556,494**	**2,566,031**
Reserve for general banking risks	*5,165*	10,000	10,000	10,000
Total	***1,362,592***	**2,638,346**	**2,566,494**	**2,576,031**


SHAREHOLDERS' EQUITY (Billions of Italian Lire)
2,640
2,620
2,600
2,580
2,560
2,540
2,520
2,576
2,566
2,638
1999
2000
2001

RISK PROFILES

At 31/12/01, Banca Carige continued to be fully in line with all the risk profiles fixed by the Bank of Italy and interbank deposit protection fund (FITD).

Core capital amounted to 2,627.3 bn, a rise of 13.8% in comparison to the end of 2000 (2,038.8 bn). This increase was due to three transactions carried out in the second half of the year: a subordinated loan issue; purchase of 61 branches from the IntesaBci group; securitisation of a bundle of mortgages. The share of core capital destined to cover credit and market risks totalled 1,190 bn (31/12/00: 1,016.2 bn), 1,437.3 bn in excess to the amount required (2000: 1,292.6 bn).

The Bank was also comfortably placed with regards to the solvency ratios of both the Bank of Italy and the FITD. The minimum solvency ratio required by the Bank of Italy is 7%; Banca Carige's figure for the year was 18.19% (31/12/00: 18.49%).

With regards to liquidity risk, Banca Carige applies the rules regarding maturities used both by the Bank of Italy and the Italian interbank deposit protection fund (FITD). Carige is also placed in the top class of banks according to the FITD composite index. The three transactions described above determined an improvement in the Bank's solvability and liquidity ratios.

CORE CAPITAL AND SOLVENCY RATIOS *(milions of Italian Lire)*

	31/12/01 Euro (k)	31/12/01	31/09/01	31/12/00	31/12/99
Core capital					
Tier 1 capital	*975,501*	1,888,833	2,399,251	**2,351,835**	2,493,735
Ttier 2 capital	*404,106*	782,459	771,248	**930**	20,427
items to be deducted	*-22,723*	-43,998	-46,443	**-43,968**	-475,507
Total capital	*1,356,884*	2,627,294	3,124,056	**2,308,797**	2,038,655
Weighted assets					
Credit risk	*7,459,740*	14,444,071	12,706,734	**12,488,700**	11,205,971
Market risk	*1,092,675*	2,115,714	2,155,971	**2,028,629**	956,471
Others	*227,544*	440,586	440,586		-
Total weighted assets	8,779,959	17,000,371	15,303,291	**14,517,329**	12,162,443
Solvency ratios %					
Tier 1 capital/ Credit risk	*13.08%*	13.08%	18.88%	**18.83%**	22.25%
Core capital / Credit risk	*18.19%*	18.19%	24.59%	**18.49%**	18.19%
Tier 1 capital / Total weighted assets	*11.11%*	11.11%	15.68%	**16.20%**	20.50%
Core capital / Total weighted assets	*15.45%*	15.45%	20.41%	**15.90%**	16.76%

Carige is also well within the credit risk threshold of 40% cover fixed by the FITD at 6.29%.

During the year, the main phases were defined in the segmentation of our customer portfolio into risk classes and with it the assignment of an internal rating which allows for a quantitative assessment of risk and the application of a system of control. The preparatory phase of valuation of the Bank's archives and the identification of possible gaps in data coverage was completed during the year. Overall, the archives of the Bank provided sufficient cover for customer segmentation. This process was carried out on the basis of three key criteria: size of exposure; risk levels for the Bank; level of system-wide exposure. To each segment identified different models for the valuation of the probability of insolvency or loss through insolvency will be applied. These models will then be consolidated within a single rating scale utilised by the Bank according to the probability of customer default. The following and final phase regards the activation of a portfolio model that provides an effective overview of credit risk and which, at the same time, accounts for correlations and diversification effects and allows for the application of a Value at Risk approach.

The development of the project is expected to take twelve months and includes the construction of a credit data warehouse and an information system complementary to a portfolio model for the calculation of VAR.

Market risk monitoring takes the form of Finance Area front office releases that supply the Trading Room database (data related to all the products traded : debt securities, equities, currency, derivatives, money broking). This database in turn represents an information source for all the Bank's Finance Area management processes such as ALM, VAR, desk and market valuations, limit and stop loss systems, operating levels, etc.).

The average value at risk recorded for 2001 was around 39 bn. This figure remained substantially stable over the year except for the period immediately after 11th September when the figure rose to its maximum level for the year of 53.4 bn at 31st October. During 2002, the Bank expects to apply VAR limits firstly for staff involved in trading securities management and subsequently to extend the limits to other finance managers.

With regards to operating risks, a distinction is made between qualitative and quantitative problems. The former is approached by means of a breakdown of the Bank's activities into homogenous macro-processes which cut across organisational units so providing an exhaustive view of all the Bank's activities and an evaluation of the validity of organisational structure, its mechanisms and operating instruments, with regards to an efficient and effective management of risk.

The analysis of processes and sub-processes is permanent and constant in order to identify any anomalous risk elements.

The quantitative evaluation of risk allows for existing process analysis methods to be complemented by an analysis of anomalous events occurring and their potential economic impact based on self assessment techniques.

Risk management is carried out by means of self assessment and the creation of in-house databases. It is also achieved systemically by means of collaboration with other banks. In fact, Banca Carige will be a member of the Operating losses database consortium – DIPO.

CREDIT RISK ASSESSMENT

Guidelines on credit-related matters are established by the Bank's administrative bodies and on the basis of these, Credit Management decides and coordinates operating policies.
The various aspects relating to the provision of credit (granting, management, control) are regulated by a specific policy document recently updated in order to apply innovations at several levels aimed at heightening the efficiency and effectiveness of the process and bringing it into line with normative changes both nationally and internationally.
During 2001, the Bank's credit policy was consistent with its retail vocation of being traditionally close to the needs of the family, craftsmen, and small and medium-sized businesses. It was at the same time focused on satisfying the needs of corporate clients. Consequently, a network of 38 corporate consultants operating in various districts in Liguria was assigned to medium-sized businesses (turnovers ranging from 3 to 50 bn) during the year. Another key strategic element in Carige's credit policy is the new branch of corporate finance through which the Bank intends to be a focus for the distribution of innovative services targeted at the corporate sector. Geographically, Carige continued to develop its lending activities into economically vibrant areas that are able to offer attractive returns. This policy of territorial diversification is complementary to our commitment to Carige's traditional operating area, Liguria.
Organisationally, credit is headed by the Credit Management Division. The Board of Directors has drawn up a series of delegated responsibilities and powers relating to the granting and extension of overdraft facilities which vary according to staff position and risk level. The system of controls was put in place so as to guarantee the necessary separation between risk management and control. Within the confines of the Credit Management Division, a specific credit recovery unit manages bad loan positions along business lines and is also encharged with recoveries related to the securitisation of bad loans carried out at the end of 2000.
The oversight and management of credit risk is carried out within the confines of the Bank's Internal Control Systems and is organised at three levels: the **first level** groups together controls carried out by branches, local and centralised offices specialising in the granting of credit, and the Risk Control and Management Office. These controls aim at guaranteeing respect for procedures and limits on delegated powers.
Second level controls include management controls of credit risks and concentration. These controls are carried out by the Risk Management unit operating within the Research, Planning and Management Control Office. Solvency ratios and capital adequacy are referred to in order to respect regulatory parameters and portfolio composition ratios.
The **third level** is represented by the Internal Auditing Office, which oversees at network level the purpose of the credit granted, the existence and suitability of guarantees and supporting documentation, and the correct use of delegated authorities amongst staff. The office is also responsible for the centralised control of non-authorised overdrafts. Credit risk management techniques range from the traditional – the request for certain guarantees – to the innovative: securitisation, credit default swaps. The internal credit rating project started in 2001 and mentioned above will allow for greater efficiencies in the granting and management of credit through a pricing mechanism that incorporates more effectively the intrinsic risk associated to a credit.
Credits at risk and related writedowns are classified on a scale of increasing risk exposure and are as follows: a position subject to **particular attention**; **watchlist** positions with related writedowns calculated analytically for exposures greater than 1 bn, and a flat rate of 8% for other positions; **rescheduled** positions are written down analytically; **country-related risks** are written down by 30%, Russia by 60%; transactions related to Cuba and Liberia are valuated analytically. **Bad loans** are written down on an analytical basis.

CORPORATE GOVERNANCE AND THE SELF-REGULATION OF LISTED COMPANIES

In February 2001, the Board of Directors of Banca Carige deliberated its adherence to the Code of Best Practice in the area of Self-Regulation for Listed Companies ("the Code").
Banca Carige's own governance system is fully in line with that foreseen by the Code.
The Bank fully satisfied the various provisions relating to the role of the Board of Directors and its composition, such as the frequency of board meetings, responsibilities assigned to the Board, the independence of Board members, the handling of classified information, information from delegated bodies, Board member participation in shareholders' meetings, etc.
In particular, the Board of Directors, in addition to the powers stated in its By-laws, has exclusive responsibility for strategy and, for what concerns the Banca Carige Group, its organisation and any significant business.
As required by the code, the Shareholders' Meeting of the Bank adopted a rule that allows for the orderly and proper working of the Meeting.
With regards to disclosure and relations with institutional investors and other shareholders, the Bank has for some time provided for these aspects by means of ad hoc bodies within its organisation.
For what concerns transparency in the appointment of the Board of Statutory Auditors, the By-laws of the Bank foresee a voting mechanism that protects the interests of minority shareholders, as required by Legislative decree 58/98. This same mechanism was extended to the election of the Board of Directors of the Bank during the Extraordinary Shareholders' Meeting held on 6th December 2001. In both cases, shareholders are to deposit at least ten days before the Ordinary Shareholders' Meeting their proposals for candidates accompanied by full personal and professional details as required by articles 7.1 and 13.1 of the Code.
The Board of Directors of Banca Carige appointed by the Shareholders' Meeting of 27/4/01 deliberated the creation of a remuneration committee in addition to an internal control committee as foreseen, respectively, by articles 8 and 10 of the Code.

The Extraordinary Shareholders' meeting of Banca Carige held on 31st January 2002 approved the conversion of a quota of Banca Carige ordinary shares into savings shares. Each shareholder will have the possibility to convert a maximum of 25% of the shares in his or her possession between 17th and 28th June 2002.
The same Meeting approved the necessary changes to the Bank's By-laws following the conversion of ordinary shares into savings shares. These changes include the constitution of a special Savings Shareholders' Meeting and the appointment of a representative as foreseen by related areas of the law and Legislative decree 58/98 in particular.
As requested by Borsa Italiana SpA, a detailed report on the Bank's corporate governance initiatives was sent to the same Borsa Italiana SpA and was also made available to shareholders together with the financial statements to be presented for shareholders' approval. A copy is also available at the Bank's website.

SIGNIFICANT EVENTS AFTER 31ST DECEMBER

In the first quarter the following new branch outlets became fully operational: Rome-city branch no. 7 on 15/1/02; Nuoro in Sardinia on 28/1/02; Genoa- city branch no. 86 on 25/2/02, city branch 53 on 18/3/02. The Bank's Genoa city branch number 54 was transferred to the new Fiumara Shopping complex. Networks of personal banking advisors began operations in Rome (15/1/02) and Bologna (25/2/02).
The Extraordinary Shareholders' Meeting of 31st January deliberated its approval of attributing to each shareholder the right to convert a maximum 25% of the ordinary shares in possession into savings shares. The necessary changes to the Bank's By-laws were also approved which consisted in the modification of article 5 (share capital) of the By-laws and the insertion of a new Title XIV including three new articles: article 34 (shavings shares), article 35 (special savings shareholders' meeting) and 36 (representative). Further changes included the re-numbering of Title XV (previously XIV) and article 37 (previously 34).
On 26th March 2002, the Cassa di Risparmio di Genova e Imperia Foundation deliberated the

sale of a further 4% of its holding in Banca Carige. Of this capital, 2% will be destined to the German partner Westdeutsche Landesbank Girozentrale AG and 2% will be placed with retail investors.

The Bank's new Gestilink Plus product became operational from 21st January. The product consists in a unit link multibrand life assurance contract with subscribers' premiums, after commissions, being invested in top rank international mutual funds and unit trusts.

The Bank instituted a desk in the representative office of the Liguria region in Brussels. The desk will provide support for the Group and its customers in their relations with the European Community, in particular in the area of community funding.

In the first quarter of 2002, staff levels rose by 23 bringing the total to 3,529 employees.

PROSPECTS AND CONCLUSIONS

The last ten years have seen radical changes in the life of our Bank: from a public sector savings bank with traditional banking activities in a well-defined local reality to the parent company it is today of the private Banca Carige banking Group with a growing national presence.

The strategy followed in the course of the last ten years originated from decisions made in 1991 by the then sole partner of the newly-formed joint-stock limited Banca Carige, the Cassa di Risparmio di Genova e Imperia Foundation. In agreement with the management of the Bank, two main objectives were fixed: firstly, to maximise the Foundation's investment in Banca Carige and, secondly, from the same investment to obtain sufficient levels of profitability to sustain the Foundation's institutional objectives.

The decade 1991-2001 can be divided into two distinct phases: phase one was characterised by the strengthening of Banca Carige's asset base by means of significant provisions to reserves and a series of share capital increases which saw the entry into the Bank's capital structure of our foreign partners (the Swiss Basilese insurance group, the French CNC and CNCEP and the German WestLB) as well as small retail investors often also customers of the Bank; phase two has been marked by continuing expansion in the Bank's operating capacities both internally (opening of new distribution outlets) and externally (acquisition of branches from other banks).

In particular, externally driven growth was initiated by the incorporation into the Group of the ex-Group subsidiaries operating in the fields of medium/long-term credit and parabanking. This was followed by the acquisition of the insurance companies Levante Norditalia and Carige Vita Nuova, of the banks Cassa di Risparmio di Savona and Banca del Monte di Lucca, and 82 branches from Banco di Sicilia and IntesaBci (61). Internally driven growth was realised in accordance with two successive branch plans (1990-94 and 1995-99) and the putting into place of an integrated multi-channel distribution system. Increased profitability has been achieved through the diversification of revenue sources and a more active management of risk. Increased operating efficiencies have been generated thanks to a major overhaul of the Finance Area and cost containments in staff and general overheads.

The Banca Carige Group has developed a strategy for the next three years which aims at creating long-term value for our shareholders in addition to confirming the Group's role as a universal, multi-functional financial services provider (banking, finance, insurance, pension funds) with a commitment to the retail market. The Group will also be characterised by multi-channel distribution and its role as a point of aggregation for other small/medium-sized banks.

The objectives of the Group are ambitious and their realisation will be founded on: further expansion in operating capacities; increased profitability; heightened efficiencies.

Expansion in operating capacities will be achieved by means of:

- development of Carige's traditional branch network in line with a new branch plan in new operating areas or areas of recent branch openings;
- the putting into place of the integrated multi-channel distribution system utilising internet-based technologies;
- confirmation of the role of aggregation point for other banking and finance companies and possible further acquisitions of branches from other banks;
- increased operating synergies with our foreign partners especially in the area of service-generated income.

Increased profitability will be sought by means of the following projects:

- development of the Group's pension solutions denominated 'second and third pillar';
- tailoring of asset management products to a wider range of risk appetites;
- growth in revenues from securities management, derivatives, currency dealing, and diversification and development of funding activities;
- expansion in banking/insurance (bank-in-insurance and insurance-in bank) activities by means of cross selling;
- the active management of credit risk via scoring and internal rating systems as well as expansion in the range of corporate products offered;
- capital management that maintains the traditional levels of solidity associated with the Bank and focuses on primary and secondary capital sources in the light of regulatory changes in the area ('Basle 2').

Heightened efficiencies stem from:

- full integration between the Group companies so obtaining operating and cost synergies;
- re-organisation of the Group into business units accompanied by extensive decentralisation in decision-making;
- state of the art IC&T solutions.

To the Shareholders of Banca Carige,

In a difficult year for financial markets, worsened by the tragic events of 11th September, our Bank was able to successfully complete several strategic objectives. The near future will be marked by our commitment to completing further strategic objectives which are crucial to the future of the Bank.

The Board of Directors of Banca Carige would like to take this opportunity to thank all those who have played such an important part in the results achieved and who will continue to be crucial to the future growth of the Bank.

Out thanks go to our shareholders whose participation in the life of the Bank is so important. We thank our customers who we are privileged to serve through offering the highest quality services and products.

The role played by our staff over the last twelve months in reaching our objectives has been crucial. As always your support, skill and loyalty are essential to our Bank's progress.

The Board also wishes to thank the Italian Securities and Exchange regulator, Consob and Borsa Italiana SpA for the assistance they have both given during the year.

Many thanks are also due for the excellent work carried out by the Board of Statutory Auditors of Banca Carige. Their advice and constant supervision have been much appreciated.

Genoa, 28th March 2002

The Board of Directors

FINANCIAL STATEMENTS 2001

BALANCE SHEET

ASSETS

(Italian Lire)	31/12/01		31/12/00	
10 CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES		318,854,384,636		216,844,574,960
20 TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS		810,315,645,967		838,801,970,668
30 LOANS AND ADVANCES TO CREDIT INSTITUTIONS:		2,158,698,643,582		1,863,407,576,889
(a) repayable on demand	507,795,475,399		981,533,236,143	
(b) other loans and advances	1,650,903,168,183		881,874,340,746	
40 ACCRUED INCOME AND PREPAID EXPENSES:		13,519,376,320,381		12,166,038,029,927
including:				
– loans using funds managed on behalf of third parties	364,751,135		308,089,913	
50 BONDS AND OTHER FIXED-INCOME SECURITIES:		3,720,891,299,397		3,868,864,507,492
(a) issued by public bodies	1,915,185,950,084		2,261,355,024,803	
(b) issued by banks	1,118,749,560,929		944,851,770,335	
including:				
– own securities	102,736,429,977		109,018,511,127	
(c) issued by financial institutions	485,057,196,064		491,575,444,897	
including:				
– own securities	-		-	
(d) issued by others	201,898,592,320		171,082,267,457	
60 SHARES, QUOTAS AND OTHER EQUITY SECURITIES		180,424,394,933		273,446,568,659
70 EQUITY INVESTMENTS		111,760,595,881		104,641,460,523
80 INVESTMENTS IN GROUP COMPANIES		1,086,412,407,945		1,086,327,957,960
90 INTANGIBLE FIXED ASSETS		691,825,049,430		165,123,874,560
including:				
– start-up costs	6,063,289,819		8,817,283,553	
– goodwill	640,734,802,202		123,215,712,159	
100 TANGIBLE FIXED ASSETS		1,215,029,631,584		1,014,300,212,273
including:				
– leasing	736,301,763,187		541,586,956,765	
120 OWN SHARES		42,283,428,624		34,130,274,532
(nominal value: Lit. 19,157,500,000)				
130 OTHER ASSETS		828,931,232,240		722,700,022,546
140 ACCRUED INCOME AND PREPAID EXPENSES:		168,139,377,745		175,674,627,395
(a) accrued income	151,629,435,466		164,078,863,460	
(b) prepaid expenses	16,509,942,279		11,595,763,935	
including:				
– discount on bonds issued	4,180,784,619		2,398,112,768	
TOTAL ASSETS		24,852,942,412,345		22,530,301,658,384

LIABILITIES AND STOCKHOLDERS' EQUITY

(Italian Lire)	31/12/01		31/12/00	
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:		3,198,712,850,878		4,521,973,342,024
(a) repayable on demand	121,454,281,771		264,970,679,162	
(b) with agreed maturity dates or periods of notice	3,077,258,569,107		4,257,002,662,862	
20 AMOUNTS OWED TO CUSTOMERS:		9,416,186,830,765		7,918,981,894,239
(a) repayable on demand	8,704,866,699,949		7,232,507,364,269	
(b) with agreed maturity dates or periods of notice	711,320,130,816		686,474,529,970	
30 DEBTS EVIDENCED BY CERTIFICATES:		6,266,278,430,364		5,472,208,349,225
(a) bonds	5,211,913,206,108		4,385,761,115,364	
(b) certificates of deposits	918,555,800,195		946,889,510,262	
(c) other	135,809,424,061		139,557,723,599	
40 FUNDS MANAGED ON BEHALF OF THIRD PARTIES		577,080,195		449,725,236
50 OTHER LIABILITIES		1,191,213,563,781		705,166,764,412
60 ACCRUED EXPENSES AND DEFERRED INCOME:		255,715,562,632		285,291,691,518
(a) accrued expenses	176,286,881,153		217,978,430,294	
(b) deferred income	79,428,681,479		67,313,261,224	
70 RESERVE FOR TERMINATION INDEMNITIES		137,607,339,662		119,793,794,561
80 RESERVES FOR RISKS AND CHARGES		820,927,636,154		787,104,518,993
(a) reserves for pensions and similar commitments	576,497,000,015		575,943,254,000	
(b) reserves for taxation	189,888,027,984		166,875,204,810	
(c) other reserves	54,542,608,155		44,286,060,183	
90 RESERVES FOR LOAN LOSSES		10,000,000,000		10,000,000,000
100 RESERVES FOR GENERAL BANKING RISKS		10,000,000,000		10,000,000,000
110 SUBORDINATED LOANS		774,508,000,000		-
120 CAPITAL STOCK		1,970,173,400,000		1,970,173,400,000
130 ADDITIONAL PAID-IN CAPITAL		255,596,905,975		241,367,837,938
140 RESERVES		329,547,692,972		282,163,988,562
(a) legal reserve	90,065,087,079		71,042,959,488	
(b) reserve for purchase of treasury stock	42,283,428,624		34,130,274,532	
(c) statutory reserves	-		-	
(d) other reserves	197,199,177,269		176,990,754,542	
150 REVALUATION RESERVES		15,405,075,766		15,405,075,766
170 NET INCOME		200,492,043,201		190,221,275,910
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		24,852,942,412,345		22,530,301,658,384

GUARANTEES AND COMMITMENTS

10 GUARANTEES GIVEN		2,361,248,577,364		2,152,098,439,659
including:				
– acceptances	18,420,943,335		8,544,123,723	
– other guarantees	2,342,827,634,029		2,143,554,315,936	
20 COMMITMENTS		1,217,306,445,669		1,407,035,767,637
including:				
– repurchase agreements	-	-	-	

INCOME STATEMENT

(millions of Italian Lire)	2001		2000	
10 - INTEREST INCOME AND SIMILAR REVENUES		1,179,163,240,309		1,046,940,950,136
including:				
– loans and advances to customers	876,215,647,624		762,911,669,399	
– fixed-income securities	248,277,473,785		231,933,586,520	
20 - INTEREST EXPENSE AND SIMILAR CHARGES		- 581,199,365,927		- 482,526,830,251
including:				
– amounts owed to customers	- 125,845,743,015		- 96,714,542,540	
– securities issued	- 262,938,469,198		- 212,990,881,114	
30 - DIVIDENDS AND OTHER REVENUES:		75,570,412,035		57,617,269,797
(a) from shares, quotas and other equity securities	5,533,865,539		3,905,220,520	
(b) from equity investments	31,430,068,872		20,140,176,182	
(c) from equity investments in group companies	38,606,477,624		33,571,873,095	
40 - COMMISSION INCOME		279,217,059,539		279,306,473,017
50 - COMMISSION EXPENSES		- 23,271,406,527		- 21,504,305,604
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET		6,282,521,859		25,228,817,836
70 - OTHER OPERATING INCOME		235,647,955,187		169,192,556,828
80 - ADMINISTRATIVE COSTS:		- 583,881,490,832		- 524,026,876,951
(a) personnel	- 371,637,997,207		- 334,173,003,716	
including:				
– wages and salaries	- 226,546,509,465		- 207,552,968,951	
– social security costs	- 63,320,007,434		- 56,223,880,807	
– termination indemnities	- 17,441,006,509		- 16,810,957,823	
– pensions and similar commitments	- 23,039,598,953		- 23,281,069,728	
(b) other administrative costs	- 212,243,493,625		- 189,853,873,235	
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS		- 155,070,427,569		- 121,537,271,390
100 - PROVISIONS FOR RISKS AND CHARGES		- 5,390,157,786		- 5,062,258,793
110 - OTHER OPERATING EXPENSES		- 8,184,192,831		- 11,976,030,408
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS		- 93,240,178,670		- 91,608,749,278
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS		10,860,555,192		17,973,972,661
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES		- 4,711,142,299		- 10,000,000,000
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS		- 51,465,269		- 1,708,263,149
160 - RECOVERIES OF FINANCIAL FIXED ASSETS		510,116,190		-
170 - INCOME FROM ORDINARY ACTIVITIES		332,252,032,601		326,309,454,451
180 - EXTRAORDINARY INCOME		29,951,536,530		24,866,125,330
190 - EXTRAORDINARY EXPENSES		- 5,011,525,930		- 8,154,303,871
200 - EXTRAORDINARY INCOME, NET		24,940,010,600		16,711,821,459
220 - INCOME TAXES		-		-
220 - INCOME TAXES		- 156,700,000,000		- 152,800,000,000
230 - NET INCOME		200,492,043,201		190,221,275,910

FINANCIAL STATEMENTS: COMPARISON WITH 2000

BALANCE SHEET
COMPARISON WITH 2000

ASSETS *(millions of Italian Lire)*	31/12/01	31/12/00	Change % 2001	Change % 2000
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	318,854	216,844	47.0	37.7
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	810,316	838,802	- 3.4	- 54.8
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	2,158,699	1,863,408	15.8	55.5
(a) repayable on demand	507,796	981,533	- 48.3	...
(b) other loans and advances	1,650,903	881,875	87.2	- 8.2
40 - ACCRUED INCOME AND PREPAID EXPENSES:	13,519,376	12,166,038	11.1	15.0
including:				
– loans using funds managed on behalf of third parties	365	308	18.5	65.6
50 - BONDS AND OTHER FIXED–INCOME SECURITIES:	3,720,891	3,868,865	- 3.8	38.1
(a) issued by public bodies	1,915,186	2,261,355	- 15.3	41.3
(b) issued by banks	1,118,749	944,852	18.4	47.2
including:				
– own securities	102,736	109,019	- 5.8	9.9
(c) issued by financial institutions	485,057	491,576	- 1.3	78.6
including:				
– own securities	-	-	-	-
(d) issued by others	201,899	171,082	18.0	- 39.6
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	180,424	273,447	- 34.0	- 1.1
70 - EQUITY INVESTMENTS	111,761	104,641	6.8	- 80.3
80 - INVESTMENTS IN GROUP COMPANIES	1,086,412	1,086,328	0.0	...
90 - INTANGIBLE FIXED ASSETS	691,825	165,124	...	...
including:				
– start-up costs	6,063	8,817	- 31.2	- 32.2
– goodwill	640,735	123,215	...	...
100 - TANGIBLE FIXED ASSETS	1,215,030	1,014,300	19.8	12.5
including:				
– leasing	736,302	541,587	36.0	27.2
120 - OWN SHARES	42,283	34,130	23.9	...
(nominal value: Lit. 22,532)				
130 - OTHER ASSETS	828,931	722,700	14.7	- 5.3
140 - ACCRUED INCOME AND PREPAID EXPENSES:	168,140	175,675	- 4.3	26.5
(a) accrued income	151,630	164,079	- 7.6	24.0
(b) prepaid expenses	16,510	11,596	42.4	76.8
including:				
– discount on bonds issued	4,181	2,398	74.4	64.8
TOTAL ASSETS	24,852,942	22,530,302	10.3	13.8

LIABILITIES AND STOCKHOLDERS' EQUITY

(millions of Italian Lire)	31/12/01	31/12/00	Change % 2001	Change % 2000
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	3,198,713	4,521,974	- 29.3	50.8
(a) repayable on demand	121,454	264,971	- 54.2	...
(b) with agreed maturity dates or periods of notice	3,077,259	4,257,003	- 27.7	44.5
20 -AMOUNTS OWED TO CUSTOMERS:	9,416,187	7,918,982	18.9	7.3
(a) repayable on demand	8,704,867	7,232,507	20.4	6.2
(b) with agreed maturity dates or periods of notice	711,320	686,475	3.6	20.0
30 -DEBTS EVIDENCED BY CERTIFICATES:	6,266,278	5,472,208	14.5	10.7
(a) bonds	5,211,913	4,385,761	18.8	17.1
(b) certificates of deposits	918,556	946,889	- 3.0	- 14.1
(c) other	135,809	139,558	- 2.7	45.3
40 -FUNDS MANAGED ON BEHALF OF THIRD PARTIES	577	450	28.2	1.1
50 -OTHER LIABILITIES	1,191,214	705,167	68.9	3.1
60 -ACCRUED EXPENSES AND DEFERRED INCOME:	255,716	285,292	- 10.4	41.4
(a) accrued expenses	176,287	217,979	- 19.1	41.1
(b) deferred income	79,429	67,313	18.0	42.3
70 -RESERVE FOR TERMINATION INDEMNITIES	137,607	119,794	14.9	6.2
80 -RESERVES FOR RISKS AND CHARGES	820,928	787,104	4.3	3.5
(a) reserves for pensions and similar commitments	576,497	575,943	0.1	0.3
(b) reserves for taxation	189,888	166,875	13.8	2.3
(c) other reserves	54,543	44,286	23.2	90.1
90 -RESERVES FOR LOAN LOSSES	10,000	10,000	-	-
100 -RESERVES FOR GENERAL BANKING RISKS	10,000	10,000	-	-
110 SUBORDINATED LOANS	774,508	-	...	
120 -CAPITAL STOCK	1,970,173	1,970,173	-	-
130 -ADDITIONAL PAID-IN CAPITAL	255,597	241,368	5.9	- 19.3
140 -RESERVES	329,547	282,164	16.8	18.8
(a) legal reserve	90,065	71,043	26.8	34.4
(b) reserve for purchase of treasury stock	42,283	34,130	23.9	...
(c) statutory reserves	-	-	-	
(d) other reserves	197,199	176,991	11.4	1.2
150 -REVALUATION RESERVES	15,405	15,405	-	-
170 -NET INCOME	200,492	190,221	5.4	4.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	24,852,942	22,530,302	10.3	13.8

GUARANTEES AND COMMITMENTS

10 -GUARANTEES GIVEN	2,361,249	2,152,098	9.7	17.7
including:				
– acceptances	18,421	8,544	...	- 45.1
– other guarantees	2,342,828	2,143,554	9.3	18.3
20 -COMMITMENTS	1,217,306	1,407,036	- 13.5	71.5
including:				
– repurchase agreements	-	-	-	-

INCOME STATEMENT COMPARISON WITH 2000

(millions of Italian Lire)	31/12/01	31/12/00	Change % 2001	Change % 2000
10 - INTEREST INCOME AND SIMILAR REVENUES	1,179,163	1,046,941	12.6	21.9
including:				
– loans and advances to customers	876,216	762,912	14.9	25.8
– fixed-income securities	248,277	231,934	7.0	14.5
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 581,199	- 482,527	20.4	29.8
including:				
– amounts owed to customers	- 125,846	- 96,715	30.1	24.6
– securities issued	- 262,938	- 212,991	23.5	27.3
30 - DIVIDENDS AND OTHER REVENUES:	75,570	57,617	31.2	9.3
(a) from shares, quotas and other equity securities	5,534	3,905	41.7	- 32.3
(b) from equity investments	31,430	20,140	56.1	- 55.4
(c) from equity investments in group companies	38,606	33,572	15.0	...
40 - COMMISSION INCOME	279,217	279,306	- 0.0	6.0
50 - COMMISSION EXPENSES	- 23,271	- 21,504	8.2	32.7
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	6,282	25,229	- 75.1	- 68.8
70 - OTHER OPERATING INCOME	235,648	169,192	39.3	16.9
80 - ADMINISTRATIVE COSTS:	- 583,882	- 524,027	11.4	- 0.5
(a) personnel	- 371,638	- 334,173	11.2	- 1.9
including:				
– wages and salaries	- 226,546	- 207,553	9.2	- 7.0
– social security costs	- 63,320	- 56,224	12.6	- 13.6
– termination indemnities	- 17,441	- 16,811	3.7	2.6
– pensions and similar commitments	- 23,040	- 23,281	- 1.0	6.3
(b) other administrative costs	- 212,244	- 189,854	11.8	2.2
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 155,070	- 121,537	27.6	6.5
100 - PROVISIONS FOR RISKS AND CHARGES	- 5,390	- 5,062	6.5	84.0
110 - OTHER OPERATING EXPENSES	- 8,184	- 11,976	- 31.7	5.7
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 93,240	- 91,609	1.8	23.4
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	10,860	17,974	- 39.6	- 26.7
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 4,711	- 10,000	- 52.9	...
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 51	- 1,708	- 97.0	- 39.9
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	510	-		- 100.0
170 - INCOME FROM ORDINARY ACTIVITIES	332,252	326,309	1.8	8.1
180 - EXTRAORDINARY INCOME	29,952	24,866	20.5	- 43.6
190 - EXTRAORDINARY EXPENSES	- 5,012	- 8,154	- 38.5	- 19.4
200 - EXTRAORDINARY INCOME, NET	24,940	16,712	49.2	- 50.8
220 - INCOME TAXES	- 156,700	- 152,800	2.6	- 1.0
230 - NET INCOME	200,492	190,221	5.4	4.7

FINANCIAL STATEMENTS IN EURO

The accounts for the year are expressed in euro with translation rates being those in effect from 1/1/99, in line with CONSOB Recommendation no. 98083971 of 26/10/98.
The Bank's share capital has yet to be converted into euro.

BALANCE SHEET

ASSETS (EURO)	31/12/01	31/12/00	Change % 2001	2000
10 CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	164,674,547	111,990,877	47.0	37.7
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	418,493,106	433,205,065	- 3.4	- 54.8
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,114,874,808	962,369,698	15.8	55.5
(a) repayable on demand	262,254,477	506,919,611	- 48.3	...
(b) other loans and advances	852,620,331	455,450,087	87.2	- 8.2
40 - ACCRUED INCOME AND PREPAID EXPENSES:	6,982,175,172	6,283,234,275	11.1	15.0
including:				
– loans using funds managed on behalf of third parties	188,378	159,115	18.4	65.7
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	1,921,679,982	1,998,101,766	- 3.8	38.1
(a) issued by public bodies	989,110,997	1,167,892,404	- 15.3	41.3
(b) issued by banks	577,785,929	487,975,215	18.4	47.2
including:				
– own securities	53,058,938	56,303,362	- 5.8	9.9
(c) issued by financial institutions	250,511,135	253,877,530	- 1.3	78.6
including:				
– *own securities*	-	-	-	-
(d) issued by others	104,271,921	88,356,617	18.0	- 39.6
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	93,181,424	141,223,367	- 34.0	- 1.1
70 - EQUITY INVESTMENTS	57,719,531	54,042,804	6.8	- 80.3
80 - INVESTMENTS IN GROUP COMPANIES	561,085,183	561,041,569	0.0	...
90 - INTANGIBLE FIXED ASSETS	357,297,820	85,279,364	...	...
including:				
– start-up costs	3,131,428	4,553,747	- 31.2	- 32.2
– goodwill	330,911,909	63,635,605	...	...
100 - TANGIBLE FIXED ASSETS	627,510,436	523,842,342	19.8	12.5
including:				
– leasing	380,268,125	279,706,320	36.0	27.2
120 - OWN SHARES	21,837,568	17,626,816	23.9	...
(nominal value: 9,894,023)				
130 - OTHER ASSETS	428,107,254	373,243,413	14.7	- 5.3
140 - ACCRUED INCOME AND PREPAID EXPENSES:	86,836,742	90,728,373	- 4.3	26.5
(a) accrued income	78,310,068	84,739,661	- 7.6	24.0
(b) prepaid expenses	8,526,674	5,988,712	42.4	76.8
including:				
– discount on bonds issued	2,159,195	1,238,522	74.3	64.9
TOTAL ASSETS	12,835,473,573	11,635,929,729	10.3	13.8

LIABILITIES AND STOCKHOLDERS' EQUITY (EURO)	31/12/01	31/12/00	Variazione % 2000	Variazione % 2000
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,651,997,320	2,335,404,330	- 29.3	50.8
(a) repayable on demand	62,725,902	136,845,935	- 54.2	...
(b) with agreed maturity dates or periods of notice	1,589,271,418	2,198,558,395	- 27.7	44.5
20 - AMOUNTS OWED TO CUSTOMERS:	4,863,054,652	4,089,812,833	18.9	7.3
(a) repayable on demand	4,495,688,463	3,735,278,326	20.4	6.2
(b) with agreed maturity dates or periods of notice	367,366,189	354,534,507	3.6	20.0
30 - DEBTS EVIDENCED BY CERTIFICATES:	3,236,262,727	2,826,159,755	14.5	10.7
(a) bonds	2,691,728,533	2,265,056,586	18.8	17.1
(b) certificates of deposits	474,394,480	489,027,620	- 3.0	- 14.1
(c) other	70,139,714	72,075,549	- 2.7	45.3
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	298,037	232,264	28.3	1.1
50 - OTHER LIABILITIES	615,210,464	364,188,240	68.9	3.1
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	132,066,067	147,340,862	- 10.4	41.4
(a) accrued expenses	91,044,576	112,576,464	- 19.1	41.1
(b) deferred income	41,021,491	34,764,398	18.0	42.3
70 - RESERVE FOR TERMINATION INDEMNITIES	71,068,260	61,868,332	14.9	6.2
80 - RESERVES FOR RISKS AND CHARGES	423,973,741	406,505,559	4.3	3.5
(a) reserves for pensions and similar commitments	297,735,853	297,449,867	0.1	0.3
(b) reserves for taxation	98,068,982	86,183,851	13.8	2.3
(c) other reserves	28,168,906	22,871,841	23.2	90.1
90 - RESERVES FOR LOAN LOSSES	5,164,569	5,164,569	-	...
100 - RESERVES FOR GENERAL BANKING RISKS	5,164,569	5,164,569	-	-
110 - SUBORDINATED LOANS	400,000,000	-	...	-
120 - CAPITAL STOCK	1,017,509,645	1,017,509,645	-	-
130 - ADDITIONAL PAID-IN CAPITAL	132,004,785	124,656,085	5.9	- 19.3
140 - RESERVES	170,197,180	145,725,538	16.8	18.8
(a) legal reserve	46,514,736	36,690,626	26.8	34.4
(b) reserve for purchase of treasury stock	21,837,568	17,626,816	23.9	...
(c) statutory reserves	-	-	-	-
(d) other reserves	101,844,876	91,408,096	11.4	1.2
150 - REVALUATION RESERVES	7,956,058	7,956,058	-	-
170 - NET INCOME	103,545,499	98,241,090	5.4	4.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	12,835,473,573	11,635,929,729	10.3	13.8

GUARANTEES AND COMMITMENTS				
10 - GUARANTEES GIVEN	1,219,483,118	1,111,466,087	9.7	17.7
including:				
– acceptances	9,513,623	4,412,672	...	- 45.1
– other guarantees	1,209,969,495	1,107,053,415	9.3	18.3
20 - COMMITMENTS	628,686,312	726,673,329	- 13.5	71.5

INCOME STATEMENT

(EURO)		2001		2000	
10 -	INTEREST INCOME AND SIMILAR REVENUES		608,986,991		540,699,877
	including:				
	– loans and advances to customers	452,527,616		394,010,995	
	– fixed-income securities	128,224,614		119,783,701	
20 -	INTEREST EXPENSE AND SIMILAR CHARGES		- 300,164,422		- 249,204,310
	including:				
	– amounts owed to customers	-64,993,902		- 49,948,893	
	– securities issued	-135,796,386		- 110,000,610	
30 -	DIVIDENDS AND OTHER REVENUES:		39,028,861		29,756,836
	(a) from shares, quotas and other equity securities	2,858,003		2,016,878	
	(b) from equity investments	16,232,276		10,401,533	
	(c) from equity investments in group companies	19,938,582		17,338,425	
40 -	COMMISSION INCOME		144,203,577		144,249,755
50 -	COMMISSION EXPENSES		- 12,018,678		- 11,106,047
60 -	GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET		3,244,652		13,029,597
70 -	OTHER OPERATING INCOME		121,702,012		87,380,663
80 -	ADMINISTRATIVE COSTS:		- 301,549,624		- 270,637,296
	(a) personnel	-191,935,008		- 172,585,953	
	including:				
	– wages and salaries	-117,001,508		- 107,192,163	
	– social security costs	-32,702,055		- 29,037,211	
	– termination indemnities	-9,007,528		- 8,682,135	
	– pensions and similar commitments	-11,898,960		- 12,023,669	
	(b) other administrative costs	-109,614,617		- 98,051,343	
90 -	DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS		- 80,087,192		- 62,768,762
100 -	PROVISIONS FOR RISKS AND CHARGES		- 2,783,784		- 2,614,438
110 -	OTHER OPERATING EXPENSES		- 4,226,783		- 6,185,104
120 -	PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS		- 48,154,534		- 47,311,971
130 -	RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS		5,609,009		9,282,782
140 -	ADDITIONAL PROVISIONS FOR LOAN LOSSES		- 2,433,102		- 5,164,569
150 -	WRITE-DOWNS TO FINANCIAL FIXED ASSETS		- 26,580		- 882,244
160 -	RECOVERIES OF FINANCIAL FIXED ASSETS		263,453		-
170 -	INCOME FROM ORDINARY ACTIVITIES		171,593,854		168,524,769
180 -	EXTRAORDINARY INCOME		15,468,678		12,842,282
190 -	EXTRAORDINARY EXPENSES		- 2,588,237		- 4,211,347
200 -	EXTRAORDINARY INCOME, NET		12,880,441		8,630,935
220 -	INCOME TAXES		- 80,928,796		- 78,914,614
230 -	NET INCOME		103,545,499		98,241,090

INTRODUCTION

These financial statements have been prepared in compliance with Legislative decree 87/92 and the Bank of Italy provision dated 30/7/92 and subsequent modifications.
The Balance Sheet and Income Statement show amounts in Italian lire. Comparison is made to the business year ending 31/12/00. Captions which show no amounts in the balance sheets of the periods under examination have not been entered.
For the reader's benefit, amounts are also expressed in euro applying the lira/euro translation rate in force from 1/1/99 as requested by Consob recommendation no. 98083971 of 26/10/98.
In the explanatory notes, amounts are expressed in millions of Italian lire, unless otherwise stated. Captions which show no amounts for the periods under examination have been omitted. Further information not foreseen by the above-mentioned regulations and provisions has been supplied where judged appropriate.
In adherence to the Bank of Italy's communication of 31st July 2001, a new section has been added to these accounts, '11.8–Securitisation', containing information on the securitisation of credits carried out in December 2000.
The report is completed by following attached statements:

- statement of changes in stockholders' equity;
- statement of cash flow;
- statement in accordance with article 7, Law 218/90 (abstract);
- form of total tax credits attributable to shareholders related to dividends at the moment of their distribution (article 105, Presidential decree 917/86).
- properties;
- leased fixed assets re-valued in accordance with Law 413/91;
- convertible bonds;
- list of non-significant investments;
- information on subsidiaries and other significant company interests;
- key data relating to Carige Open Pension Fund;
- list of exchange rates used in converting currency into lire.

Purchase of 61 branches from the IntesaBci Group

During the year, Banca Carige purchased 61 branches from the IntesaBci Group.
The value of assets purchased are as follows:

- customers loans	Lit. 986.8 bn
- customer deposits	Lit. 886.5 bn
- securities issued	Lit. 108.5 bn

Indirect deposits amounted to 1,600 bn.
During the year in accordance with the Bank of Italy's ruling no. 32 of 8th March 2000, three branches located in the province of Savona were sold to Banca di San Giorgio.
The value of the assets sold were as follows:

- customers loans	Lit. 11.9 bn
- customer deposits	Lit. 31.4 bn
- securities issued	Lit. 4.1 bn

Indirect deposits amounted to around 85 bn.

Valuation of assets and liabilities expressed in other EMU countries' currencies

At 31st December 1998, assets, excluding equity investments, liabilities and off-balance sheet transactions are expressed in the currencies of the EMU-member countries or indexed to the same in accordance with the relevant areas of article 21, Legislative decree 213/98, applying the exchange translation rates fixed at 31/12/98 and pursuant to articles 4 and 5 of Community regulation no. 1103/97.
Positive and negative exchange translation differentials are recorded at caption 60 "Gains (losses) from financial transactions".
At 31st December 2001, equity investments in currencies of EMU-member countries or indexed to the same continued to be

evaluated accordance with the relevant areas of article 21, Legislative decree 213/98, applying the rate in force at the time of purchase.
Positive exchange translation differentials relating to equity investments not recorded at caption 60 amount to Lit. 6,349 million.

Changeover to the euro
Transition costs, originally calculated at 21.5 bn for the period 1998/2001, totalled overall 27.9 bn, of which 11.5 bn was borne during 2001. These costs relate principally to investments in hardware and software in addition personnel charges. Costs borne during 2001 totalled around 8.6 bn. Remaining amounts to be amortised at the end of 2001 totalled 5.7 bn.
For the calculation of these costs, the Bank utilised the same criteria applied to the replacement, maintenance, and updating of information systems.
Further details are given in the Board of Directors' Report.

Consob request for information (Consob communication no. 1011405 dated 15/2/2001)
Below is presented the information Italian banks are required to supply to Consob pursuant to article 114, legislative decree 58/98.

a) Tax relief foreseen by articles 22 and 23 of Legislative decree 153/99. The European Commission in its decision of 11th December 2001 judged the tax relief foreseen by Legislative decree 153/99 as state aid incompatible with the principles of common market.
The Italian Government intends to lodge an appeal against the decision with the Court of European Justice. The Italian Banking Association (ABI) also intends to present an appeal against the decision in front of the Tribunal of Luxembourg. Banca Carige actively supports ABI's decision and will give the necessary help required in preparing an effective line of defence.
The Bank continued also in 2001 to make provisions to a special reserve so as not lose the possibility of benefiting from the potential tax relief of 2,440 million (2000: 2,544 million; 1999: 472 million). Reduced tax liabilities are covered by provisions to tax reserves the consistency of which are adequate to face any definitive loss of tax relief for the three-year period 1999-2001.

b) Special rate mortgages (Law 133/99 and article 145 of Law accompanying 2001 Budget). Article 29 of Law 133/99 foresees the re-negotiation of mortgage interest rates at a reference rate equal to the system-wide average (as defined by article 145 of the Law accompanying the 2001 budget), with the subsequent charges, all or in part, to be covered by the State or public bodies. In the light of this legislation provisions to a specific reserve were made of 2,728 million in 2000; further provisions of 1,470 million were made during 2001.

c) Fixed rate mortgages (Law decree 394/00). During 2001, the Bank renegotiated a new rate of interest applied to specific categories of fixed-rate loans as required by Law decree 394/00.

d) Capitalisation of interest due (Constitutional Court Sentence 425 of 9/10/00). The Constitutional Court's ruling number 425 of 9/10/00 declared illegitimate the contents of article 25, Legislative decree 344/99. The article excluded from liability to legal action those clauses between banks and customers relating to capitalisation of interest due signed after the coming into effect of the Inter-ministerial Committee for Credit and Saving's deliberation of 22/4/00, enacting Legislative decree 344/99.
The Constitutional Court confined its judgement exclusively to a criticism of the

government in its enactment of the above-mentioned law.
The Bank has declined the few requests so far received by holders of accounts (existing or closed) for the return of interest charged over the last ten years, calculated on a quarterly basis. The validity of the Bank's position appears confirmed by recent court rulings in Florence and Rome relative to the previously different time periods applied for the calculation of interest payable by the customer on one hand and interest receivable by the customer on the other.

SECURITISATION OF CREDIT

The Bank securitised two parts of its loan portfolio: (a) the first in December 2000 related to a part of the Bank's bad loans, (b) the second at the end of 2001 related to performing loans (mortgages).

a) Securitisation of bad loans.
At the end of the year, in line with the provisions of Law 130/1999, the Bank securitised without recourse a part of its bad loans portfolio.
The gross balance sheet total of customer loans was Lit. 566.4 bn, classified as bad loans at 30/11/00 and backed either fully or in part by voluntary or legally-enforced guarantees.
The ownership of the loans was transferred on 21/12/00 (with effect from 23/12/00) to Argo Finance One Srl of Milan, a special purpose vehicle established pursuant to Law 130/99 and enrolled in the general list of companies held by the Italian Exchange Office as foreseen by article 106, Legislative decree 385/93; the vehicle will be used for one or more securitisation transactions as foreseen by article 3 of the above-mentioned Law 130/99.
The ownership structure of Argo Finance One was initially: 95% holding on the part of a Dutch-registered foundation Stitching Faro; 5% holding on the part of Columbus Carige Immobiliare, a subsidiary of the Banca Carige Group. In July 2001 Banca Carige purchased 60% of the company's shares, the remaining 40% being acquired by Stitching Faro. This change in ownership was effected by the purchase on the part of Banca Carige of: Columbus Carige Immobiliare's 5% holding and 55% of Stitching Faro via the exercising of a rights option.
On 27th March 2001 the transaction was completed with the issuing by Argo Finance One of asset backed securities amounting to 166.5 bn €.
The recovery of the securitised credit will be carried out on the part of Argo by Banca Carige according to the terms present in a specific service contract between the parties.
Further details are given at section 11.8, part B of the explanatory notes.

b) Securitisation of performing credits.
At the end of 2001, in line with the provisions of Law 130/1999, the Bank securitised without recourse a further part of its lending portfolio, specifically mortgaged loans with a book value of 990.4 bn.
The loans were sold on 21st December (with effect 31st December 2001) to Argo Mortgage, an Italian–registered company formed in accordance with Law 130/99 and enrolled with the Italian Exchange Office (no. 32931) pursuant to article 106, Legislative decree 385/99.
The ownership structure of the company is as follows: 95% holding by Stitch Faro, 5% holding by Columbus Carige Immobiliare, a member of the Banca Carige Group.
Further details are given at section 11.8, part B of the explanatory notes.
On 25th March 2001 the transaction was completed with the issuing by Argo Finance One of asset backed securities amounting to 520.7 bn €.
The recovery of the securitised credit will be carried out on the part of Argo by Banca Carige according to the terms present in a specific service contract between the parties.
Further details are given at section 11.8, part B of the explanatory notes.

Consolidated Financial Statements for the Banca Carige Group have been prepared.

These **financial statements were audited** by KPMG SpA. The selection of the Bank's auditors for the period 2000-2002 was approved by the Shareholders' Meeting of 27/4/00 pursuant to Legislative decree 58/90. The duties of the auditors for the period are the auditing of the Bank's financial statements, the consolidated financial statements, and a limited review of the half yearly report at 30 June.

SECTION 1

The Accounting Policies are in compliance with law decree 87/92 and the Bank of Italy's provisions of 30/7/92 and subsequent modifications and are the same as those used in the previous year, year with the exception of the handling of securities deriving from structured securitised debt transactions.

LOANS, GUARANTEES AND COMMITMENTS

Loans are stated at their estimated realizable value and are determined according to debtors' solvency and the debt-paying difficulty of the debtors' home country.
The valuation of loans is made under the application of either an analytic or lump-sum method.
The interest on overdue loans is adjusted by the portion of loans considered to be irrecoverable.
Reserves for loan losses, recorded under "Liabilities", have been created only to offset contingent credit risks.
Reserves for guarantees and commitments, recorded under "Liabilities" have been created to offset this particular kind of risk.

SECURITIES PORTFOLIO AND OFF-BALANCE SHEET TRANSACTIONS EXCLUDING THOSE IN CURRENCY

Investment securities

Investment securities are valued at cost, adjusted on an accruals basis for the difference between cost and their redemption at maturity and includes unamortized issue premiums or discounts.
In the event of long term deterioration of the issuer's solvency, the securities are written down. In the case of those securities deriving from structured securitised debt transactions, writing down is carried out on the basis of expected proceeds stemming from the underlying.

The original value of investment securities is reinstated when the reasons for writing down cease to apply.

Trading securities.

- trading securities quoted on organised markets are valued either at purchase price or the average market price for the last month, whichever is lower;
- securities not quoted on organised markets are valued at cost adjusted for market trends and issuer solvency. In the case of those securities deriving from structured securitised debt transactions, value adjustments are carried out on the basis of expected proceeds stemming from the underlying.

The purchase price, determined according to the principle of daily weighted average, includes adjustments for the relevant quota of issue premium or discount accumulated during the period the securities are held.
Securities held at 1/12/91 and still in portfolio at 30/6/2000 are valued at cost defined as the value of transfer to Banca Carige at 1/12/91 and adjusted for issue premium or discount pursuant to Legislative decree 719/94 and subsequent changes.
The original value of the securities is re-instated when the reasons for writing down cease to apply.
The possible transfer of securities from the investment to trading securities portfolio is accounted for at book price on the transaction date calculated according to the evaluation criteria applied to the portfolio of origin. Securities transferred and still present in the portfolio at the balance sheet date are valued according to the evaluation criteria applied to the portfolio to which they are destined.

Off balance sheet operations, excluding those in currency

Unsettled securities transactions are evaluated according to the criteria of the portfolio to which they are destined.
Unsettled trading securities transactions are evaluated accordingly:

a) with regards to commitments to purchase and commitments to sell which have the same underlying securities with the same nominal value, any positive difference between the settlement price of the commitment to purchase and the settlement price of the commitment to sell is recorded in the income statement;
b) the residual commitments to purchase are evaluated at either settlement price or market price whichever is lower;
c) the residual commitments to sell are evaluated at either settlement price or book value, whichever is lower.

Derivative contracts on securities, interest rate etc., are evaluated accordingly:

a) contracts related to underlying equity investments are evaluated at cost and written down in the event of long-term deterioration of the issuer's solvency;
b) trading derivatives contracts are evaluated at either cost or market value, whichever is lower. Market value of contracts is that quoted at the last day of the business year. Those contracts which are not quoted on organised markets but which can be evaluated according to official parameters, are evaluated at replacement cost at the last day of the period;
c) economically-linked trading contracts, which are closely correlated both technically and financially, are evaluated in the same way. The losses which exceed connected gains are recorded in the income statement;
d) hedging contracts on trading securities are evaluated in the same way as the underlying; market value is the average of prices and parameters recorded in the last month of the period. Losses which exceed gains on securities or gains which correspond to losses on securities are recorded in the income statement;
e) hedging contracts on assets and liabilities which are evaluated at cost are in turn evaluated at cost.

EQUITY INVESTMENTS

The Bank's stock rights in relation to its subsidiaries are included under holdings. These rights, in the form of securities or not, are held for investment.
Holdings, both substantial and those in Group subsidiaries, are valued at purchase cost or subscription. With regard to investments resulting from the transfer of assets on 1/12/91, the cost was estimated by a group of experts.
The cost is written down to reflect any permanent loss in value. The original value is reinstated when the reasons for writing down ceased to apply.
The dividends of the subsidiaries are recorded in the same accounting period in which the related profit accrued.
The dividends on other equity investments are recorded in the accounting period in which they were deliberated, usually coinciding with the period of collection.

FOREIGN CURRENCY ASSETS AND LIABILITIES INCLUDING OFF-BALANCE SHEET TRANSACTIONS

Assets, excluding equity investments, and liabilities expressed in foreign currencies are valued applying the spot rate at 31/12/000.
Equity investments expressed in foreign currencies are valued according to the rate in force at the time of purchase.
Off-balance sheet transactions expressed in foreign currencies are valued:

- at the spot rate as of the last business day of the period in the case of unsettled spot contracts;
- at the forward exchange rate as of the last business day of the period for

maturities corresponding to those of the contracts being valued, in the case of forward transactions.

In the case of on-balance sheet assets and liabilities linked to off-balance sheet assets and liabilities, off-balance sheet items are accounted for in a manner similar to the accounting of on-balance sheet items.

TANGIBLE FIXED ASSETS

Tangible assets are recorded at purchase price plus related charges, and include leased assets and those assets that are to be leased.
The value of those assets transferred from Cassa di Risparmio di Genova e Imperia to Banca Carige on 1/12/91 was estimated by a group of experts.
The value of tangible fixed assets includes revaluation in accordance with Laws 575/75, 72/83, 413/91 (only for some assets transferred by merged companies) and with reference to capital gains, Law 218/90.
Advances to supplies for the purpose of tangible fixed assets are included under tangible fixed assets.
Depreciation is determined by using the straight-line method over the useful life of each category.
Objects of art, being assets which conserve if not increase their value, are not amortized.

Included in this category are leased assets, in line with the equity method, and are amortized as follows:

- assets leased from 1986 to 1987 are depreciated to the maximum extent foreseen for each type of user as permitted by tax law;
- assets leased from 1988 to 1994 are depreciated on a fixed percentage basis in compliance with Presidential decree 917/86;
- assets leased from 1995 onwards are depreciated as established in the relevant financial amortization plan;
- assets to be leased and assets stolen or destroyed are not amortized.

Tangible fixed assets, including assets leased or to be leased, are depreciated on a straight-line basis.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are, in those cases foreseen by relevant legislation, recorded with the consent of the Board of Statutory Auditors and are amortized on a straight-line basis. Start-up and improvement costs in addition to research and development costs are amortised over a period not exceeding five years.
At 31/12/01 the amortisation of goodwill generated from the merger into Banca Carige of Credito Fondiario della Liguria SpA, Mediocredito Ligure SpA, Columbus Leasing SpA and Columbus Domestic SpA was completed. Amortisation, which began on 1st July 1994, was calculated on the basis of residual goodwill stemming from the merger.
Amortisation of goodwill stemming from the purchase of branches from Banco di Sicilia and IntesaBci will be carried out over twenty years; from 1st January 2001 for goodwill deriving from the first acquisition and from 1st October 2001 for the second.
The length of amortisation corresponds to the average length of time of goodwill intrinsic in the branches acquired.

PAYABLES

Payables are recorded at face value with the exception of zero coupon and one coupon debt securities, which are recorded at a value corresponding to net proceeds plus accrued interest.

TERMINATION INDEMNITY

Termination indemnity is in accordance with current legislation.

RESERVES FOR RISKS AND CHARGES – RESERVES FOR TAXATION

Tax reserves stem from provisions for direct taxation, deferred tax liabilities, indirect taxation and other unforeseen events such as risk to liabilities after litigation.

OTHER TAX ASPECTS – DEFERRED TAX: POSITIVE AND NEGATIVE EFFECTS

The calculation of deferred tax is made on the basis of the equity method with reference to the timing differences existing between the value attributed to an asset or liability under accounting criteria and the value attributed to the same for the calculation of tax.

Tax advanced is recorded under assets subject to the condition that, for prudential reasons, there is a reasonable expectation of realising, over a period of five years, taxable income sufficient for its recovery.

The recording of liabilities for taxes payable in the future is subject to the condition that there is a possibility of the liability to tax occurring.

The treatment of deferred tax in these financial statements is in accordance with the Bank of Italy's instructions dated 3/8/99.

SUPPLEMENTARY PENSION FUND

Provisions have been made to guarantee sufficient funds as stipulated by both the Supplementary Pension Agreement, according to established prudential criteria.

ACCRUALS AND DEFERRALS

Accruals and deferrals are calculated in accordance with the matching principle.

SECTION 2

TAX-RELATED ADJUSTMENTS AND PROVISIONS

2.1 Tax Adjustments

2.1.1 During 1993, Banca Carige's holding in the subsidiary Columbus Carige Immobiliare SpA was written down by Lit. 466 million, a loss not regarded as permanent. During 1996 and 1997, write backs on the holding totalled Lit. 259 million.

2.1.2 Depreciation allowances on leased assets at 31/12/94 led to an increased depreciation fund at 31/12/00 of Lit. 1,053 mllion and reduced allocation for the six months of Lit. 795 million.
Consequently there was a decrease in net assets of Lit. 607 million and an improved trading result of Lit. 458 million (before tax). Details are given at part B, section 4 of the explanatory notes.

2.2 Tax provisions

No tax provisions were made during the year.

LOANS

The Bank's loans portfolio, summarized in this section, amounts to Lit. 15,996,929 million and is analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Cash in hand, balances with central banks and post offices (caption 10)	318,854	2.0	216,844	1.5
– Loans and advances to credit institutions (caption 30)	2,158,699	6.7	1,863,408	13.1
– Loans and advances to customers (voce 40)	13,519,376	84.5	12,166,038	85.4
Total	**15,996,929**	**93.2**	**14,246,290**	**100.0**

	31/12/01	31/12/00	Change absolute	%
CAPTION 10 "CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES"	**318,854**	**216,844**	**102,010**	**47.0**

Caption 10 detailed by technical form:

	31/12/01			31/12/00		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Cash	308,919	7,640	316,559	210,028	4,511	214,539
Promissory notes of Bank of Italy and postal orders and cheques	2,029	-	2,029	2,044	-	2,044
Deposits with						
- central banks	-	-	-	-	-	-
- post offices	266	-	266	249	12	261
Total	**311,214**	**7,640**	**318,854**	**212,321**	**4,523**	**216,844**

	31/12/01	31/12/00	Change absolute	%
1.1 CAPTION 30 "LOANS AND ADVANCES TO CREDIT INSTITUTIONS"	**2,158,699**	**1,863,408**	**295,291**	**15.8**
(a) deposits with central banks	871,870	115,166	756,704	...
(b) bills elegible for refinancing by central banks	-	-	-	-
(c) repurchase agreements	-	-	-	-
(d) loan of securities	-	-	-	-

Caption 30 detailed by technical form and currency is the following:

	31/12/01			31/12/00		
Nominal value	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Deposits with central banks	871,870	-	871,870	115,166	-	115,166
– Compulsory reserves	188,155	-	188,155	115,166	-	115,166
– Pre-circulation euro term deposits	683,715	-	683,715			
Deposits with banks	1,138,373	162,834	1,301,207	1,543,188	218,183	1,761,371
– Deposits	720,341	117,337	837,678	1,120,150	139,515	1,259,665
– Repurchase agreements	-	-	-	-	-	-
– Discounted notes	12,888	-	12,888	-	-	-
– Overdraft facilities	138,937	43,056	181,993	265,606	76,454	342,060
– Loans (Financial backing)	227,175	1,511	228,686	133,374	1,431	134,805
– Long term loans	443	-	443	429	-	429
– Other	38,589	930	39,519	23,629	783	24,412
	2,010,243	**162,834**	**2,173,077**	**1,658,354**	**218,183**	**1,876,537**
(–) Total specific allowances	13,148	1,230	14,378	11,816	1,313	13,129
Total	**1,997,095**	**161,604**	**2,158,699**	**1,646,538**	**216,870**	**1,863,408**
of which:						
– resident	1,535,025	60,364	1,595,389	1,181,661	95,240	1,276,901
– non-resident	462,070	101,240	563,310	464,877	121,630	586,507

The item excludes country risk writedowns totalling 14,378 million relating to normal credits of 43,743 million. Within this aggregate one significant exposure of amounting to a nominal value of 40,226 million was written down on an analytical basis by 12,979 million (32.3%).

Other exposures were valuated on the following lump sum basis: non guaranteed credits granted to Russian banks were written down by 60%; non-guaranteed credits granted to residents in countries at risk were written down by 30%.

	31/12/01	31/12/00	Change absolute	%
1.2 CAPTION 40 "LOANS TO CUSTOMERS	**13,519,376**	**12,166,038**	**1,353,338**	**11.1**
(a) bills elegible for refinancing by central banks	-	-	-	-
(b) repurchase agreements	-	-	-	-
(c) loan of securities	-	-	-	-

Caption 40 detailed by technical form is the following:

Nominal value	31/12/01 Euro	Foreign Currency	Total	31/12/00 Euro	Foreign Currency	Total
Discounted notes	60,807	-	60,807	80,014	-	80,014
Advances with recourse	408,233	-	408,233	412,317	-	412,317
Overdrafts	2,323,533	19,921	2,343,454	1,961,436	33,166	1,994,602
Other non-overdrafts loans	3,918,492	353,256	4,271,748	2,971,652	406,638	3,378,290
Loans backed by pledge assets	17,217	-	17,217	18,904	-	18,904
Loans	5,685,426	198,931	5,884,357	5,608,236	216,651	5,824,887
Salary backed loans	16,499	-	16,499	15,120	-	15,120
Consumer credit loans	12,629	-	12,629	10,961	-	10,961
Factoring	245,151	-	245,151	217,241	-	217,241
Loans for leased assets	13,823	-	13,823	26,315	-	26,315
Bad loans	387,021	1,108	388,129	299,560	1,050	300,610
Repurchase agreements	-	-	-	-	-	-
Other	67,707	111	67,818	84,079	155	84,234
	13,156,538	**573,327**	**13,729,865**	**11,705,835**	**657,660**	**12,363,495**
(-) Total specific allowances	208,842	1,647	210,489	196,201	1,256	197,457
- Bad loans	173,020	1,108	174,128	154,529	796	155,325
- Other	35,822	539	36,361	41,672	460	42,132
Total	**12,947,696**	**571,680**	**13,519,376**	**11,509,634**	**656,404**	**12,166,038**
of which:						
– resident	12,770,066	514,998	13,285,064	11,266,199	627,721	11,893,920
– non-resident	177,630	56,682	234,312	243,435	28,683	272,118

The item 'other non-overdraft loans' includes 1,036.958 million which represents the credit granted to Argo Mortgage in the securitisation of performing mortgages.

Allowances were deducted from gross value of loans as shown:

	31/12/01	31/12/00
- analytic allowances	200,688	188,955
- lump-sum allowances	9,801	8,502
- country risks	667	466
- other	9,134	8,036
Total	210,489	197,457

Analytic allowances were made for bad loans, rescheduled loans and for the main watchlist positions.
Lump-sum allowances were made for the remaining part of watchlists.
Rescheduled loans were evaluated analytically calculating future flows on the basis of the difference between renegotiated interest rates and the annual average yield for interbank company loans for 2001.

Writedowns on country risk associated loans amounted to 667 million in comparison their book value of 24,194 million.
Within this aggregate a significant exposure (book value: 21,971 million) was valuated analytically. Guarantees given regarding the same exposure meant it was not written down.
Other exposures are valuated by applying the criteria indicated for non-guaranteed credits extended to non-OECD countries.

In the light of the Bank's prudential valuation of its complete loan portfolio, provisions calculated by a lump-sum method concerning other "in bonis" loans were deemed unnecessary.

	31/12/01	31/12/00	Change absolute	%
1.3 SECURED LOANS TO CUSTOMERS	**8,305,344**	**6,929,658**	**1,375,686**	**19.9**
(a) by mortgages	5,093,817	4,082,124	1,011,693	24.8
(b) by pledges on:	184,587	276,848	-92,261	-33.3
1. Cash deposits	12,953	4,568	8,385	...
2. Securities	140,610	245,019	-104,409	-42.6
3. Other valuables	31,024	27,261	3,763	13.8
(c) by guarantees from:	3,026,940	2,570,686	456,254	17.7
1. Governments	149	157	-8	-5.1
2. Other public entities	16,724	16,435	289	1.8
3. Banks	62,806	28,345	34,461	...
4. Other operators	2,947,261	2,525,749	421,512	16.7

This detail does not include loans to government and public bodies.

	31/12/01	31/12/00	Change absolute	%
1.4 BAD LOANS (including interest on overdue loans)	**214,001**	**145,285**	**68,716**	**47.3**

This amount represents the total exposure to customers in a state of insolvency or similar, with the following detail:

	31/12/01			31/12/00		
	gross value	specific allowances	net value	gross value	specific allowances	net value
- principal	316,723	102,722	214,001	234,328	89,043	145,285
of which bad leasing loans	2,240	886	1,354	1,866	748	1,118
- interest	71,406	71,406	-	66,282	66,282	-
of which bad leasing loans	617	617	-	519	519	-
Total	**388,129**	**174,128**	**214,001**	**300,610**	**155,325**	**145,285**

Interest on overdue bad loans was completely written down, in line with prudential criteria.
Bad leasing loans include rental expiries and subsequent interest on delayed payment both for contracts resolved by or awaiting legal proceedings and those concerning counterparty insolvency.
Assets related to bad leasing loans are included in caption 100, "Tangible fixed assets" and amount to Lit. 3,615 million (gross value of underlying assets of Lit. 5,879 million, write-downs for Lit. 2,264 million) of which Lit. 3,510 million is represented by latent bad loans.
The valuation of this exposure takes into account value on realisation along with existing guarantees. The credit exposure therefore totalled Lit. 832 million, prudentially covered by "Reserves for risks and charges - other reserves" at Caption 80 c).

	30/6/01	31/12/00	Change absolute	%
1.5 INTEREST ON OVERDUE LOANS	**17,625**	**19,288**	**-1,663**	**-8.6**
(a) bad loans	-	-	-	-
(b) other loans	17,625	19,288	-1,663	**-8.6**

Caption (a) "bad loans" is net of interest on overdue loans for Lit. 71,406 million and completely written down.
Caption (b) "other loans" includes interest on overdue performing loans. This caption is net of Lit. 2,091 million in interest on non-performing loans recorded and written down and Lit. 99,034 million in credits attributable to tax-payers defaulting on interest arrears relative to the ex-Tax Collection Service, which has been written off.

The following table illustrates the situation of credits at risk and related provisions as required by the Bank of Italy in its letter dated 14/12/98 concerning increased transparency in bank balance sheets.

Cash credits

Customers

	31/12/2001			31/12/00		
CATEGORIES/BALANCES	**Gross value**	**Specific allowances**	**Net value**	**Gross value**	**Specific allowances**	**Net value**
A. Credits at risks	737,940	210,489	527,451	618,619	197,457	421,162
A.1 Bad loans	391,639	174,128	217,511	304,498	155,325	149,173
A.2 Watchlists	306,807	32,801	274,006	296,598	38,857	257,741
A.3 Credits undergoing restructuring	-	-	-	242	-	242
A.4 Restructured loans	15,300	2,893	12,407	15,727	2,809	12,918
A.5 Non-guaranteed credits towards count	24,194	667	23,527	1,554	466	1,088
B. Performing credits	13,674,774	-	13,674,774	12,247,556	-	12,247,556

The credits presented in the table refer to balance sheet asset caption 40 "Loans and advances to customers" and to credits related to leasing transactions which totalled Lit. 682,849 million at 31/12/01. In particular, Lit. 3,510 million is in the form of bad loans and is covered for Lit. 832 million by liabilities caption 80c "Reserves for loan losses - other reserves". Leasing transactions are included at assets caption 100 " Tangible assets" for a total of Lit. 736,302 million.

Banks

	31/12/2001			31/12/00		
CATEGORIES/BALANCES	**Gross value**	**Specific allowances**	**Net value**	**Gross value**	**Specific allowances**	**Net value**
A. Credits at risks	43,743	14,378	29,365	42,734	13,129	29,605
A.1 Bad loans	-	-	-	-	-	-
A.2 Watchlists	-	-	-	-	-	-
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	-	-	-	-	-	-
A.5 Non-guaranteed credits towards count	43,743	14,378	29,365	42,734	13,129	29,605
B. Performing credits	2,129,334	-	2,129,334	1,833,803	-	1,833,803

Doubtful loans
Customers

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	304,498	296,598	242	15,727	1,554
A.1 of which: interest on overdue loans	66,282	11,067	-	-	-
B. Increases	198,254	256,995	29	2	22,643
B.1 ex-performing loans	75,817	240,694	-	-	-
B.2 interest on overdue loans	18,002	5,357	-	-	-
B.3 transfer from other doubtful loan categories	98,422	-	-	-	-
B.4 other increases	6,013	10,944	29	2	22,643
C. Decreases	111,113	246,786	271	429	3
C.1 re-performing credits	47	127,613	-	-	-
C.2 write offs	71,252	1,321	-	-	-
C.3 payments received	38,547	6,312	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	98,151	271	-	-
C.6 other decreases	1,267	13,389	-	429	3
D. Total closing exposure at 31/12/01	391,639	306,807	-	15,300	24,194
D.1 of which: interest on overdue loans	71,406	12,234	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/99	751,090	359,963	1,228	21,263	1,349
A.1 of which: interest on overdue loans	197,360	13,245	-	-	-
B. Increases	288,286	124,716	242	63	216
B.1 ex-performing loans	101,058	95,510	242	-	2
B.2 interest on overdue loans	34,854	3,025	-	-	-
B.3 transfer from other doubtful loan categories	122,744	-	-	-	-
B.4 other increases	29,630	26,181	-	63	214
C. Decreases	734,878	188,081	1,228	5,599	11
C.1 re-performing credits	3,859	40,120	1,228	386	-
C.2 write offs	339,143	3,363	-	61	-
C.3 payments received	68,360	6,320	-	-	-
C.4 gains from ceding	320,000	-	-	-	-
C.5 transfer to other doubtful loan categories	-	118,372	-	4,372	-
C.6 other decreases	3,516	19,906	-	780	11
D. Total closing exposure at 31/12/2000	304,498	296,598	242	15,727	1,554
D.1 of which: interest on overdue loans	66,282	11,067	-	-	-

Banks

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	-	-	-	-	42,734
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	-	-	-	-	1,813
B.1 ex-performing loans	-	-	-	-	-
B.2 interest on overdue loans	-	-	-	-	-
B.3 transfer from other doubtful loan categories	-	-	-	-	-
B.4 other increases	-	-	-	-	1,813
C. Decreases	-	-	-	-	804
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	-
C.3 payments received	-	-	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	804
D. Total closing exposure at 30/6/2001	-	-	-	-	43,743
D.1 of which: interest on overdue loans	-	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/99	-	-	-	-	55,069
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	-	-	-	-	1,608
B.1 ex-performing loans	-	-	-	-	677
B.2 interest on overdue loans	-	-	-	-	-
B.3 transfer from other doubtful loan categories	-	-	-	-	-
B.4 other increases	-	-	-	-	931
C. Decreases	-	-	-	-	13,942
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	4,489
C.3 payments received	-	-	-	-	8,373
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	1,080
D. Total closing exposure at 31/12/2000	-	-	-	-	42,735
D.1 of which: interest on overdue loans	-	-	-	-	-

Total value adjustments
Customers

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	155,325	38,857	-	2,809	466	-
A.1 of which: interest on overdue loans	66,282	2,559	-	-	-	-
B. Increases	117,455	25,407	-	84	201	1,208
B.1 adjustments	84,753	24,321	-	84	201	1,208
B.1.1 of which: interest on overdue loans	18,002	733	-	-	-	-
B.2 amounts from credit risk fund	4,711	-	-	-	-	-
B.3 transfer from other loan categories	27,946	-	-	-	-	-
B.4 other increases	45	1,086	-	-	-	-
C. Decreases	98,652	31,463	-	-	-	1,208
C.1 recoveries stemming from evaluation	118	2,196	-	-	-	-
C.1.1 of which: interest on overdue loans	-	401	-	-	-	-
C.2 recoveries stemming from payments received	3,165	-	-	-	-	-
C.2.1 of which: interest on overdue loans	691	-	-	-	-	-
C.3 write offs	71,252	1,321	-	-	-	1,208
C.4 transfer from other loan categories	-	27,946	-	-	-	-
C.5 other decreases	24,117	-	-	-	-	-
D. Total closing adjustments at 31/12/01	174,128	32,801	-	2,893	667	-
D.1 of which: interest on overdue loans	71,406	2,091	-	-	-	-

Items B1 'Positive variations – writedowns' and C5 'Negative variations – other variations' include 24,117 million corresponding to the amortisation charge for the year relating to losses stemming from the securitisation of bad loans carried out at the end of 2000.

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/99	290,411	43,105	-	7,134	405	-
A.1 of which: interest on overdue loans	197,360	2,876	-	-	-	-
B. Increases	210,680	16,720	-	180	61	1,831
B.1 adjustments	87,773	16,719	-	180	61	1,831
B.1.1 of which: interest on overdue loans	14,609	916	-	-	-	-
B.2 amounts from credit risk fund	5,000	-	-	-	-	-
B.3 transfer from other loan categories	21,396	1	-	-	-	-
B.4 other increases	96,511	-	-	-	-	-
C. Decreases	345,766	20,968	-	4,505	-	1,831
C.1 recoveries stemming from evaluation	208	-	-	71	-	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	6,415	581	-	-	-	-
C.2.1 of which: interest on overdue loans	4,940	-	-	-	-	-
C.3 write offs	339,143	3,363	-	61	-	1,831
C.4 transfer from other loan categories	-	17,024	-	4,373	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/2000	155,325	38,857	-	2,809	466	-
D.1 of which: interest on overdue loans	66,282	2,559	-	-	-	-

Banks

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	-	-	-	-	13,129	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	-	-	-	-	1,408	-
B.1 adjustments	-	-	-	-	1,408	-
B.1.1 of which: interest on overdue loans	-	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	-	-	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	-	-	-	159	-
C.1 recoveries stemming from evaluation	-	-	-	-	159	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	-	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer from other loan categories	-	-	-	-	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/01	-	-	-	-	14,378	-
D.1 of which: interest on overdue loans	-	-	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/99	-	-	-	-	20,660	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	-	-	-	-	569	-
B.1 adjustments	-	-	-	-	569	-
B.1.1 of which: interest on overdue loans	-	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	-	-	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	-	-	-	8,100	-
C.1 recoveries stemming from evaluation	-	-	-	-	149	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	3,462	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	4,489	-
C.4 transfer from other loan categories	-	-	-	-	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/2000	-	-	-	-	13,129	-
D.1 of which: interest on overdue loans	-	-	-	-	-	-

SECTION 2

SECURITIES

The securities held by the Bank amount to Lit. 4,711,631 million and are analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Treasury certificates and other bills eligible for refinancing with central banks (caption 20)	810,316	17.2	838,802	16.8
– Bonds and other fixed-income securities (caption 50)	3,720,891	79.0	3,868,865	77.7
– Shares, quotas and other equity securities (caption 60)	180,424	3.8	273,447	5.5
Total	**4,711,631**	**100.0**	**4,981,114**	**100.0**
of which:				
– Investment securities	854,398	18.1	744,820	15.0
– Trading securities	3,857,234	81.9	4,236,293	85.0

Investment securities portfolio was constituted in accordance with Board of Directors resolution of 27/3/95 afterwards modified on 6/12/99, CONSOB resolution of 15/2/95 and Bank of Italy resolution of 1/3/95.

	31/12/01	31/12/00	Change absolute	%
2.1 INVESTMENT SECURITIES	**854,398**	**744,820**	**109,578**	**14.7**

	31/12/01		31/12/00	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	854,398	844,122	744,820	710,288
1.1 Government securities	683,629	676,383	682,431	653,344
– listed	683,629	676,383	682,431	653,344
– unlisted	-	-	-	-
1.2 Other securities	**170,769**	**167,739**	**62,389**	**56,944**
– listed	59,652	56,484	54,958	50,042
– unlisted	111,117	111,255	7,431	6,902
2. Shares and equity securities	-	-	-	-
– listed	-	-	-	-
– unlisted	-	-	-	-
Total	**854,398**	**844,122**	**744,820**	**710,288**

Book value of investment securities comprises the difference, on the basis of "pro rata temporis" criteria, between cost and redemption value, including issue premium or discount. Market value is the average price recorded during the first six months of the year.
The difference between market and book value (Lit. 10,276 million) represents the potential losses for the portfolio.
The positive and negative differences between book value and re-payment value at maturity total Lit. 3,652 million and Lit. 2,302 million, respectively. These differences were calculated separately for each category.

	Book value	Redemption value	Positive differences	Negative differences
1. Listed certificates of indebtedness	738,658	737,346	3,613	2,301
Public bodies	683,629	682,535	3,270	2,176
Banks	48,443	48,568	-	125
Other	6,586	6,243	343	-
2. Unlisted certificates of indebtedness	115,740	115,702	39	1
Public bodies	-	-	-	-
Banks	1,718	1,679	39	-
Other	114,022	114,023	-	1
Total	854,398	853,048	3,652	2,302

2.2 CHANGES IN INVESTMENT SECURITIES

	31/12/2001	31/12/00
A. Opening balances	744,820	746,987
B. Increases	111,437	2,171
B1. Purchases	109,399	-
B2. Writebacks	-	-
B3. Transfers from trading portfolio	-	-
B4. Other changes	2,038	2,171
C. Decreases	1,859	4,338
C1. Sales	-	-
C2. Redemptions	1,349	3,786
C3. Adjustments including	-	-
- permanent writedowns	-	-
C4. Transfers to trading portfolio	-	-
C5. Other changes	510	552
D. Closing balances	854,398	744,820

Activity in the investment securities portfolio was carried out in accordance with CONSOB communication no. 95001286 of 15/2/95

As shown in the previous table, no transfers from or to the investment securities portfolio were made during 2001.

Item B1 'Purchases' refers to the subscription of class C Junior bonds issued on 27/3/01 by Argo Finance in relation to the securitisation of bad loans carried out by the Bank in December 2000.

Captions "Other changes" are analysed below:

1. Increases	2,038
Exchange-rate gains	348
Gains on securities	9
Intrinsic interest (1)	1,681
2. Decreases	510
Exchange-rate losses	-
Losses on securities	24
Intrinsic interest (2)	486

(1) Includes the share for the period of interest referring to discount bonds and of issuing and negotiation spreads.

(2) Includes the share for the period of negotiation spreads.

	31/12/01	31/12/00	Change absolute	%
2.3 TRADING SECURITIES	**3,857,234**	**4,236,293**	**-379,059**	**-8.9**

	31/12/01		31/12/00	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	3,676,810	3,746,440	3,962,846	4,037,537
1.1 Government securities	1,882,482	1,907,317	2,024,145	2,039,959
– listed	1,878,027	1,902,862	2,019,456	2,035,270
– unlisted	4,455	4,455	4,689	4,689
1.2 Other securities	**1,794,328**	**1,839,123**	**1,938,701**	**1,997,578**
– listed	1,293,079	1,334,852	1,539,632	1,593,335
– unlisted	501,249	504,271	399,069	404,243
2. Shares and equity securities	180,424	185,646	273,447	278,835
– listed	143,905	147,431	216,358	217,888
– unlisted	36,519	38,215	57,089	60,947
Total	**3,857,234**	**3,932,086**	**4,236,293**	**4,316,372**

The difference between market value and book value represents potential non-recorded capital gains for the period and amounts to Lit. 74,852 million, of which Lit. 57,291 million related to hedging forward transactions (section 10.5).

2.4 CHANGES IN TRADING SECURITIES

	31/12/2001	31/12/00
A. Opening balances	4,236,293	4,186,906
B. Increases	19,977,737	16,306,995
B1. Purchases	19,864,473	16,125,162
- Certificates of indebtedness	18,690,559	15,185,057
. Government securities	14,191,391	9,672,981
. other securities	4,499,168	5,512,076
- Shares and other equity securities	1,173,914	940,105
B2. Writebacks	3,261	5,114
B3. Transfers from investment portfolio	-	-
B4. Other changes	110,003	176,719
C. Decreases	20,356,796	16,257,608
C1. Sales	20,277,115	16,137,324
- Certificates of indebtedness	19,043,065	15,191,683
. Government securities	14,371,738	10,402,367
. other securities	4,671,327	4,789,316
- Shares and other equity securities	1,234,050	945,641
C2. Adjustments	43,322	77,396
C3. Transfers to investment portfolio	-	-
C4. Other changes	36,359	42,888
D. Closing balances	3,857,234	4,236,293

Details of recognized losses are as follows:

	31/12/2001	31/12/00
1. Certificates of indebtedness	22,648	25,393
1.1 Government securities	2,696	5,789
1.2 Other securities	19,952	19,604
2. Shares and equity securities	20,674	52,003
Total	43,322	77,396

Captions "Other changes" are analysed below:

1. Increases	110,003
Exchange-rate gains	18,597
Gains on securities	56,859
Intrinsic interest (1)	34,547
2. Decreases	36,359
Exchange-rate losses	5,442
Losses on securities	30,917

(1) Includes the share for the period of interest referring to discount bonds and of issuing spreads.

SECTION 3

EQUITY INVESTMENTS

Equity investments amount to Lit. 1,198,173 million and are analysed as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Equity investments (caption 70)	111,761	9.3	104,641	8.8
– Investments in Group companies (caption 80)	1,086,412	90.7	1,086,328	91.2
Total	1,198,173	100.0	1,190,969	100.0
including:				
. significant investments	**1,129,225**	94.2	**1,129,111**	94.8
. other investments	68,948	5.8	61,858	5.2

	31/12/01	31/12/00	Change absolute	%
3.1 SIGNIFICANT INVESTMENTS	**1,129,225**	**1,129,111**	**114**	-

Name	Location of registered office	Stockholders' equity	Net income (loss)	% ownership	Book value
A.Subsidiary companies (1) (caption 80)					
1. Galeazzo Srl (2)	Genoa	9,316	621	100.00	7,428
2. Columbus Carige Immobiliare SpA	Genoa	37,348	-1,830	99.98	39,783
3. Cassa di Risparmio di Savona SpA	Savona	335,408	24,959	95.90	431,538
4. Carige Vita Nuova SpA	Genoa	94,872	413	92.81	249,450
5. Immobiliare Ettore Vernazza SpA (3)	Genoa	9,725	1,767	90.00	60,341
6. Levante Norditalia Assicurazioni SpA	Milan	193,831	742	87.01	182,171
7. Centro Fiduciario SpA (4)	Genoa	1,840	229	71.28	684
8. Argo Finance One Srl	Genoa	20	-	60.00	12
9. Banca del Monte di Lucca SpA	Lucca	50,117	1,661	51.00	115,005
Total					1,086,412
B. Companies subject to significant influence (included in caption 70)					
1. Frankfurter Bankgesellschaft AG (5)	Frankfurt	43,807	14,099	47.50	18,805
2. Eptaconsors SpA (6)	Milan	313,917	22,079	20.24	24,008
Total					42,813

(1) Captions are taken from the Board of Directors' Report at 31/12/2001.
(2) The company holds 0.02% of capital stock of Columbus Carige Immobiliare SpA.
(3) The company holds 10% of its own shares.
(4) Cassa di Risparmio di Savona SpA also holds 20% of capital stock.
(5) Captions are taken from financial statement approved at 30/9/2001.
(6) Captions are taken from financial statement approved at 31/12/2001.

The evaluation of those companies subject to significant influence by the equity method determines a value of Lit. 745,005 million, Lit. 384,220 million lower than book value.

Name	Book value (a)	Share of stockholders'equity (b)	Difference (b-a)
Cassa di Risparmio di Savona SpA	431,538	321,660	-109,878
Banca del Monte di Lucca SpA	115,005	25,560	-89,445
Carige Vita Nuova SpA	249,450	88,049	-161,401
Immobiliare Ettore Vernazza SpA	60,341	8,752	-51,589
Levante Norditalia Assicurazioni SpA	182,171	168,660	-13,511
Columbus Carige Immobiliare SpA	39,783	37,339	-2,444
Centro Fiduciario SpA	684	1,312	628
Galeazzo Srl	7,428	9,316	1,888
Argo Finance One Srl	12	12	
Frankfurter Bankgesellschaft AG	18,805	20,809	2,004
Eptaconsors SpA	24,008	63,536	39,528
	1,129,225	745,005	-384,220

The most significant negative differences between net assets for the year and balance sheet value stem from goodwill regarding holdings in Cassa di Risparmio di Savona SpA, in Banca del Monte di Lucca SpA and in the insurance companies Levante Norditalia Assicurazioni SpA and Carige Vita Nuova SpA as well as greater real estate values than those recorded in the subsidiary, Ettore Vernazza's balance sheet.
Valuation of the Bank's total holdings applying the equity method rather than cost, would generate capital losses of Lit. 429,155 million and capital gains of Lit. 1,019,934 million, including valuation of Carige's holding in the Bank of Italy, of Lit. 950,014 million.

	31/12/01	31/12/00	Change absolute	%
3.2 AMOUNTS DUE TO AND FROM GROUP COMPANIES				
(a) Assets	219,338	86,176	133,162	...
1. Amounts due from banks including:	93,804	51,220	42,584	83.1
– subordinated	-	-	-	-
2. Amounts due from financial institutions including:	-	-	-	-
– subordinated	-	-	-	-
3. Amounts due from other customers including:	45,590	24,719	20,871	84.4
– subordinated	-	-	-	-
4. Bonds and other fixed-income securities including:	79,944	10,237	69,707	...
– subordinated	79,644	9,939	69,705	...
(b) Liabilities	520,409	521,949	-1,540	-0.3
1. Amounts due to banks	417,987	291,084	126,903	43.6
2. Amounts due to financial institutions	1,177	1,213	-36	-3.0
3. Amounts due to other customers	69,998	195,546	-125,548	-64.2
4. Securities issued	31,247	34,106	-2,859	...
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	11,060	11,060	-	-
1. Guarantees	11,060	11,060	-	-
2. Commitments	-	-	-	...

	31/12/01	31/12/00	Change absolute	%
3.3 AMOUNTS DUE TO AND FROM OTHER COMPANIES				
(a) Assets	1,291,289	447,132	844,157	188.8
1. Amounts due from banks including:	1,091,823	297,555	794,268	266.9
– subordinated	-	-	-	-
2. Amounts due from financial institutions including:	59,297	34,753	24,544	70.6
– subordinated	-	-	-	-
3. Amounts due from other customers including:	78,991	114,824	-35,833	-31.2
– subordinated	-	-	-	-
4. Bonds and other fixed-income securities including:	61,178	-	61,178	...
– subordinated	-	-	-	-
(b) Liabilities	61,905	473,477	-411,572	-86.9
1. Amounts due to banks	5,076	282,991	-277,915	-98.2
2. Amounts due to financial institutions	40,546	178,319	-137,773	-77.3
3. Amounts due to other customers	11,366	11,892	-526	-4.4
4. Securities issued	4,917	275	4,642	...
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	496,853	415,903	80,950	19.5
1. Guarantees	496,853	411,062	85,791	20.9
2. Commitments	-	4,841	-4,841	...

Amounts due from banks include Lit. 870,367 million with the Bank of Italy.

	31/12/01	31/12/00	Change absolute	%
3.4 CAPTION 70 "EQUITY INVESTMENTS"	**111,761**	**104,641**	**7,120**	6.8
(a) in banks	39,198	39,168	30	0.1
1. listed	9,432	9,432	-	-
2. unlisted	29,766	29,736	30	0.1
(b) in financial institutions	35,516	34,973	543	1.6
1. listed	-	-	-	-
2. unlisted	35,516	34,973	543	1.6
(c) others	37,047	30,500	6,547	21.5
1. listed	1,401	1,401	-	-
2. unlisted	35,646	29,099	6,547	22.5

The item includes significant holdings in companies outside the Banca Carige Group as listed at 3.1/B, in addition to other equity investments.
The caption includes tax-deferred capital losses and gains pursuant to Law 218/90 of, respectively, Lit. 1,335 million and Lit. 4,287 million.

Write-downs Law 218/90	
Significant investments	1,335
- Eptaconsors	1,335
Other partecipating interests	-
	-
Total	1,335

Revaluations Law 218/90	
Significant investments	1,012
- Frankfurter Bankgesellschaft	1,012
Other partecipating interests	3,275
- Intesa Asset Management SpA	1,999
- Banca d'Italia	937
- Servizi Interbancari SpA	194
- Monte Titoli SpA	108
- SWIFT	20
- Centrale dei Bilanci Srl	12
- Ligurcapital SpA	2
- SIA SpA	2
- Bic Liguria SpA	1
Total	4,287

	31/12/01	31/12/00	Change absolute	%
3.5 CAPTION 80 "INVESTMENTS IN GROUP COMPANIES"	**1,086,412**	**1,086,328**	**84**	-
(a) in banks	546,543	546,543	-	-
1. listed	-	-	-	-
2. unlisted	546,543	546,543	-	-
(b) in financial institutions	697	613	84	13.7
1. listed	-	-	-	-
2. unlisted	697	613	84	13.7
(c) others	539,172	539,172	-	-
1. listed	-	-	-	-
2. unlisted	539,172	539,172	-	-

The book value includes recoveries of revaluations in accordance with Law 218/90 for Lit. 6,279 million, detailed as follows:

Recoveries revaluations Law 218/90	
- Galeazzo Srl	6,208
- Centro Fiduciario SpA	71
Total	6,279

3.6 CHANGES IN PARTICIPATING INTERESTS

3.6.1 INVESTMENTS IN GROUP COMPANIES

	31/12/2001	31/12/00
A. Opening balances	1,086,328	527,724
B. Increases	84	558,604
B1. Purchases	84	127,066
B2. Recoveries	-	-
B3. Revaluations	-	-
B4. Other changes	-	431,538
C. Decreases	-	-
C1. Sales	-	-
C2. Write-downs	-	-
including:		
- permanent write-downs	-	-
C3. Other changes	-	-
D. Closing balances	1,086,412	1,086,328
E. Total revaluations	-	-
F. Total write-downs	207	207

Details of purchases and all variations are given below:

PURCHASES

CENTRO FIDUCIARIO C.F. SPA

Purchase of 25,000 ordinary shares, nominal unit value Lit. 1,000, unit price Lit. 2,898.
(Variation in our shareholding from 66.280% to 71.280%) 72

ARGO FINANCE ONE SRL

Purchase at nominal value of 60% of share capital of 20 million. 12

Total purchases **84**

3.6.2 OTHER PARTICIPATING INTERESTS

	31/12/2001	31/12/00
A. Opening balances	104,641	531,505
B. Increases	9,660	24,532
B1. Purchases	6,675	20,448
B2. Recoveries	510	-
B3. Revaluations	-	-
B4. Other changes	2,475	4,084
C. Decreases	2,540	451,396
C1. Sales	-	17,798
C2. Write-downs	52	1,708
including:		
- permanent write-downs	52	1,708
C3. Other changes	2,488	431,890
D. Closing balances	111,761	104,641
E. Total revaluations	-	-
F. Total write-downs	19,757	20,236

Detail of purchases and all variations are given below:

PURCHASES

FINCANTIERI CANTIERI NAVALI ITALIANI SPA Subscription of 664,800 new ordinary shares, nominal unit value Lit. 9,000, as part of a share capital increase from 36,bn to 72 bn. (Our shareholding is unchanged at 16.620%).	5,984
CONFIDI LIGURIA SCRL Subscription as sponsoring partner of 5,000 shares, nominal value 10,000. (Our shareholding: 1.294%)	50
SVILUPPO DELLE VALLI DELLA PROVINCIA DI IMPERIA SRL Subscription of our quota for the recovery of share capital up to 24 million following its use in covering losses. (Our holding remains unchanged at 15%).	3
ZONA FRANCA SRL Subscription of 4,167 new shares of a unitary nominal value of 1 € following the increase in share capital from 61,975 € to 100,000 €. (Our shareholding remains unchanged at 10.958%)	8
GRUPPO DI AZIONE LOCALE DELLE AREE RURALI DELLA PROVINCIA DELLA SPEZIA SCRL Subscription of our quota following the increase in share capital from 160,500,000 to 239,000,000. (Our holding remains unchanged at 12.461%).	20
LUCCA POLO FIERE & TECNOLOGIA SPA Purchase of 66,138 shares with a unitary nominal value of 1 € at the unitary price of ITL 9,216. (Our holding: 4.530%).	610
Total purchases	**6,675**

WRITEBACKS

F.I.L.S.E. SPA	374
CENTRO FACTORING SPA	34
CENTRO LEASING SPA	102
Total WRITEBACK	**510**

OTHER CHANGES

FRANKFURTER BANKGESELLSCHAFT AG Provision to share capital reserve of DM 2,500,000.	2,475
Total other changes	**2,475**

WRITE-DOWNS

C.I.V. SPA	16
SOCIETA' ZONA FRANCA GENOVA SRL	2
ISTITUTO ENCICLOPEDIA BANCA E BORSA. SPA	1
G.A.L. AREE RURALI LA SPEZIA SCRL	10
CONSORZIO PER IL GIURISTA DI IMPRESA SCRL	20
SVILUPPO VALLI DELLA PROVINCIA DI IMPERIA SRL	3
Total write-downs	**52**

OTHER CHANGES

SOGEMAR SPA Winding up of the company. Final sum allocated 14,586,605 of which 2,255,135 recorded as extraordinary costs.	17
ANTOLA E PENNA LEADER SRL Reclassified as unexpected loss amount paid in 2000.	26
FRANKFURTER BANKGESELLSCHAFT AG Dividend paid on our provision to share capital reserve.	2,445
Total other changes	**2,488**

SECTION 4

TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets (caption 100 and 90) amount to Lit. 1,906,855 million and are analysed as follows:

	Gross value	Total depreciations	Net value	Share %
- Tangible fixed assets (caption 100)	1,785,524	570,494	1,215,030	63.7
- Intangible fixed assets (caption 90)	824,218	132,393	691,825	36.3
Total	2,609,742	702,887	1,906,855	100.0

4.1 CHANGES IN TANGIBLE FIXED ASSETS

	31/12/01			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	439,328	33,385	541,587	1,014,300
B. Increases	11,302	18,677	304,809	334,788
B1. Purchases	11,302	18,677	304,809	334,788
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	-	-	-	-
C. Decreases	12,750	11,214	110,094	134,058
C1. Sales	4,476	509	16,628	21,613
C2. Depreciation and amortization	8,273	10,705	93,449	112,427
(a) amortization	8,273	10,705	93,449	112,427
(b) permanent write-downs	-	-	-	-
C3. Other changes	1	-	17	18
D. Closing balances	437,880	40,848	736,302	1,215,030
E. Total revaluations	-	-	-	-
F. Total depreciation and amortization	167,592	160,909	241,993	570,494
(a) amortization	167,592	160,909	241,993	570,494
(b) permanent write-downs	-	-	-	-

Opening balances include advances for investments in course relating to property, furniture and equipment, and leased assets of Lit. 1 million, Lit. 1,925 million and Lit. 91,684 million, respectively.
Closing balances include Lit. 3,615 million relating to bad leased assets.
Closing balances include advances for investments in course relating to furniture and equipment, and leased assets for Lit. 280 million and Lit. 100,370 million, respectively.

	31/12/00			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	443,225	32,511	425,773	901,509
B. Increases	6,978	11,894	224,439	243,311
B1. Purchases	6,978	11,894	224,439	243,311
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	-	-	-	-
C. Decreases	10,875	11,020	108,625	130,520
C1. Sales	2,832	561	31,988	35,381
C2. Depreciation and amortization	8,043	10,459	76,637	95,139
(a) amortization	8,043	10,459	76,637	95,139
(b) permanent write-downs	-	-	-	-
C3. Other changes	-	-	-	-
D. Closing balances	439,328	33,385	541,587	1,014,300
E. Total revaluations	-	-	-	-
F. Total depreciation and amortization	159,653	161,338	195,789	516,780
(a) amortization	159,653	161,338	195,789	516,780
(b) permanent write-downs	-	-	-	-

Assets leased from 1/1/95 are written down in line with relevant financial amortization plan in accordance with legislation (article 67, item 8, Presidential Decree 917/86 modified by the law accompanying the 1996 Budget).
Depreciation was effected to the full extent foreseen by legislation up to 1987; straight-line depreciation was applied to assets leased by Columbus Leasing SpA from 1988 to 1993 and Banca Carige SpA in 1994.
The effects that the financial amortization plan would have had on net equity and profit for the year had it been applied, are detailed below:

	31/12/2001	31/12/00
1) Calculation of increased depreciation		
Capital account balance: performing items	7,334	13,821
Capital account balance: items in litigation	1,619	1,722
Total (a)	**8,953**	**15,543**
Book value of assets net of depreciation fu	9,054	15,246
Deferred income advanced rentals	-266	-756
Total (b)	**8,788**	**14,490**
Increased depreciation (a-b)	**165**	**1,053**

	31/12/01		31/12/00	
	Net equity	Profit for the year	Net equity	Profit for the year
2) Changes to balance sheet				
Surplus depreciation funds	1,053		1,848	
Movement for the period	-888	-888	-795	-795
Surplus depreciation funds (c)	165	-888	1,053	-795
Tax assumed (d)	68	-364	446	-337
Net surplus (c-d)	**97**	**-524**	**607**	**-458**

"Tax assumed" is calculated at current rates.

Tangible fixed assets are detailed as follows:

	31/12/01			31/12/00		
	Gross value	Total depreciations	Book value	Gross value	Total depreciations	Book value
Properties	605,472	167,592	437,880	598,980	159,653	439,327
Furniture and fittings	33,873	25,766	8,107	32,202	24,524	7,678
Machinery and equipment	165,780	135,143	30,637	159,348	136,814	22,534
Objects of art	1,824	-	1,824	1,824	-	1,824
Advances for future investments	280	-	280	1,350	-	1,350
– Properties	-	-	-	1	-	1
– Furniture and fittings	280	-	280	1,349	-	1,349
Total	**807,229**	**328,501**	**478,728**	**793,704**	**320,991**	**472,713**
Leased assets	978,295	241,993	736,302	737,376	195,789	541,587
Total	**1,785,524**	**570,494**	**1,215,030**	**1,531,080**	**516,780**	**1,014,300**

Properties owned by the Bank were revalued in previous years, in accordance with specific laws, and are analysed below:

	31/12/01	31/12/00
Monetary revaluations laws 576/75, 72/83 and 413/91	56,442	56,534
Revaluations law 218/90	308,018	310,452
Total	364,460	366,986

Pursuant to article 10 Law 72/83, details of properties owned by the Bank and revalued are given below:

	Revaluations			
	L. 576/75	L. 72/83	L. 413/91	Total
Building in Genoa				
Via Cassa di Risparmio 15	3,624	25,000	-	28,624
Building in Genoa				
Via Pelio 6	-	1,794	-	1,794
Buildings in Genoa				
Via D'Annunzio, 25-29c-39-41-63-73-81	-	8,000	-	8,000
Via D'Annunzio, 83-89-93-103	-	3,347	3,493	6,840
Via D'Annunzio, 23	-	-	7,505	7,505
Via D'Annunzio, 79	-	2,192	1,165	3,357
Via D'Annunzio, garage E1	-	-	39	39
Via D'Annunzio, car parking areas n, 1B2 and n. 2B2	-	99	-	99
Via D'Annunzio, car parkings 7E1, 8E1, 9E1,				-
10E1 and cellar	-	-	29	29
Leased assets	-	-	155	155
Total	**3,624**	**40,432**	**12,386**	**56,442**

Property owned and used by the Bank for its business and activities is classified below:

	Gross value	Total depreciations	Net value	Share %
Property utilised in business activities:				
– productive	510,092	139,428	370,664	84.6
– staff accommodation	4,920	15	4,905	1.1
– other property			-	
. supplementary pension fund	72,902	24,815	48,087	11.0
. reserve for termination indemnity	17,228	3,334	13,894	3.2
. others	330	-	330	0.1
Total real estate	**605,472**	**167,592**	**437,880**	**100.0**

4.2 CHANGES IN INTANGIBLE FIXED ASSETS

	31/12/01				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	20,450	8,817	123,215	12,642	165,124
B. Increases	23,183	1,763	536,770	7,765	569,481
B1. Purchases	23,183	1,763	536,770	7,765	569,481
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	-	-	-	-	-
C. Decreases	11,643	4,517	19,250	7,370	42,780
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	11,564	4,517	19,250	7,312	42,643
(a) amortization	11,564	4,517	19,250	7,312	42,643
(b) permanent write-downs	-	-	-	-	-
C3. Other changes	79	-	-	58	137
D. Closing balances	31,990	6,063	640,735	13,037	691,825
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	27,352	16,521	62,679	25,841	132,393
(a) amortization	27,352	16,521	62,679	25,841	132,393
(b) permanent write-downs	-	-	-	-	-

The following costs were included under intangible fixed assets during the period (millions of Italian Lire):

Software products	12,183	
Start-up charges	1,763	
Goodwill	536,770	
Other intangible fixed assets		7,765
– maintenance of premises not owned by the Bank	4,901	
– funding for Treasury Service purchases with value attributable to more than one year	60	
– INVIM (tax on increased value of immovable property)	31	
– research and development costs	607	
– licences and trademarks	209	
– securitisation transaction	1,957	

Other negative variations (Lit. 137 million) are related to the INVIM for the year.

Closing balances of intangible fixed assets amount to Lit. 691,825 million and are as follow:

Software products	31,990	
Start-up charges	6,063	
Goodwill	640,735	
Other intangible fixed assets		13,037
– maintenance of premises not owned by the Bank	7,864	
– funding for Treasury Service purchases with value attributable to more than one year	2,304	
– INVIM (tax on increased value of immovable property)	129	
– research and development costs	988	
– licences and trademarks	187	
– securitisation transaction	1,565	

	31/12/00				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	15,846	13,012	13,431	14,814	57,103
B. Increases	12,282	-	116,500	5,690	134,472
B1. Purchases	12,282	-	116,500	5,690	134,472
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	-	-	-	-	-
C. Decreases	7,678	4,195	6,716	7,862	26,451
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	7,678	4,195	6,716	7,809	26,398
(a) amortization	7,678	4,195	6,716	7,809	26,398
(b) permanent write-downs	-	-	-	-	-
C3. Other changes	-	-	-	53	53
D. Closing balances	20,450	8,817	123,215	12,642	165,124
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	19,314	12,157	43,428	34,963	109,862
(a) amortization	19,314	12,157	43,428	34,963	109,862
(b) permanent write-downs	-	-	-	-	-

SECTION 5

OTHER ASSETS

Other assets amount to Lit. 997,071 million and are analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Other assets (caption 130)	828,931	83.1	722,700	80.4
– Accrued income and prepaid expenses (caption 140)	168,140	16.9	175,675	19.6
Total	997,071	100.0	898,375	100.0

	31/12/01	31/12/00	Change absolute	%
5.1 CAPTION 130 "OTHER ASSETS"	**828,931**	**722,700**	**106,231**	**14.7**
– miscellaneous accounts receivable from branches	180,906	253,520	-72,614	-28.6
– current account cheques drawn on other banks	126,219	58,930	67,289	...
– amounts to be collected from customers	66,380	57,466	8,914	15.5
– post-collection notes and other values	20,198	20,616	-418	-2.0
– premiums related to option transactions	13,939	18,478	-4,539	-24.6
– current account cheques drawn on the Bank	22,147	14,898	7,249	48.7
– amounts in transit between branches	2,858	13,086	-10,228	-78.2
– accounts relating to tax collection services	6,253	6,278	-25	-0.4
– off balance sheet revaluations	31,019	4,359	26,660	...
– Bank guarantee deposits	470	391	79	20.2
– amounts relating to participation purchase		-	-	...
– fiscal items:	284,480	262,797	21,683	8.3
tax advances	118,024	117,771	253	0.2
taxes paid in advance	69,535	75,149	-5,614	-7.5
accounts receivable from the tax authorities	85,792	58,456	27,336	46.8
tax advance on provisions to reserve for termination indemnity (Law 140/97)	10,764	10,855	-91	-0.8
with-holding taxes	365	566	-201	-35.5
– others	74,062	11,881	62,181	...

The item 'others' includes the amounts receivable (37,928 million) from the Banca Intesa Group stemming from the sale of ex-IntesaBci branches to Banca Carige during the year.

	31/12/01	31/12/00	Change absolute	%
5.2 CAPTION 140 "ACCRUED INCOME AND PREPAID EXPENSES"	**168,140**	**175,675**	**-7,535**	**-4.3**
Accrued income:	151,630	164,079	-12,449	-7.6
– interest income on loans and advances to credit institutions	8,155	5,841	2,314	39.6
– interest income on loans to customers	23,278	24,443	-1,165	-4.8
– interest income on securities in portfolio	53,527	58,156	-4,629	-8.0
– differentials stemming from derivatives contracts	66,536	75,508	-8,972	-11.9
– others	134	131	3	2.3
Prepaid expenses:	16,510	11,596	4,914	42.4
– premiums related to currency forward transactions	1,094	3,497	-2,403	-68.7
– differentials stemming from derivatives contracts	259	1,537	-1,278	-83.1
– discounts on issuing of securities	4,181	2,398	1,783	74.4
– administrative charges	3,333	2,468	865	35.0
– *other transactions*	7,643	1,696	5,947	...

Accrued income and prepaid expenses are not applied directly to the balance sheet accounts, in accordance with article 12, item 2 of Law 87/92.

	31/12/01	31/12/00	Change absolute	%
5.4 DISTRIBUTION OF SUBORDINATED ASSETS	**333,980**	**71,345**	**262,635**	**...**
a) Loans and advances to credit institutions	-	-	-	-
b) Loans and advances to customers	2,028	-	2,028	...
c) Bonds and other fixed-income securities	331,952	71,345	260,607	...

Item c) 'bond and other debt securities' includes 109,399 million relating to the subscription of class Junior notes issued by Argo Finance One on 27/3/01 in relation to the securitisation of bad loans carried out by Banca Carige at the end of 2000.
These securities were inserted by the Bank into its investment securities portfolio.

SECTION 6

PAYABLES

Payables amount to Lit. 18,881,755 million and are analysed as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Amounts owed to credit institutions (caption 10)	3,198,713	16.9	4,521,974	25.2
– Amounts owed to customers (caption 20)	9,416,187	49.9	7,918,892	44.2
– Debts evidenced by certificates (caption 30)	6,266,278	33.3	5,472,208	30.6
– Funds managed on behalf of third parties (caption 40)	577	0.0	450	0.0
Total	**18,881,755**	**100.0**	**17,913,524**	**100.0**

	31/12/01	31/12/00	Change absolute	%
6.1 CAPTION 10 "AMOUNTS OWED TO CREDIT INSTITUTIONS"	**3,198,713**	**4,521,974**	**-1,323,261**	**-29.3**
(a) repurchase agreements	343,401	662,028	-318,627	-48.1
(b) loans of securities	-	-	-	-

Caption 10 "amounts owed to credit institutions" detail by technical form and currency is the following:

	31/12/01			31/12/00		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Deposits	1,396,212	842,951	2,239,163	2,087,188	1,129,818	3,217,006
Current accounts	56,919	825	57,744	30,479	44,752	75,231
Financing	313,417	29,372	342,789	279,767	31,413	311,180
Long term loans	214,459	-	214,459	256,459	-	256,459
Repurchase agreements with banks	343,401	-	343,401	662,028	-	662,028
Other	1,157	-	1,157	69	1	70
Total	**2,325,565**	**873,148**	**3,198,713**	**3,315,990**	**1,205,984**	**4,521,974**
of which:						
– resident	1,134,595	363,129	1,497,724	1,803,127	471,918	2,275,045
– non-resident	1,190,970	510,019	1,700,989	1,512,863	734,066	2,246,929

	31/12/01	31/12/00	Change absolute	%
6.2 CAPTION 20 "AMOUNTS OWED TO CUSTOMERS"	**9,416,187**	**7,918,982**	**1,497,205**	**18.9**
(a) repurchase agreements	676,026	646,737	29,289	4.5
(b) loans of securities	-	-	-	-

Funds obtained from customers refer to balance sheet captions 20, 30 and 40 and amount to Lit.15,683,042 million, Lit. 13,391,640 million at 31/12/2000 (+2,291,402 million, +17,11%).

	31/12/01			31/12/00		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Savings deposits	744,482	-	744,482	649,410	-	649,410
Current accounts	7,846,013	129,617	7,975,630	6,464,076	137,251	6,601,327
Funding from international organisations	6,541	-	6,541	18,127	-	18,127
Repurchase agreements	676,026	-	676,026	646,737	-	646,737
Other	13,508	-	13,508	3,381	-	3,381
Total	**9,286,570**	**129,617**	**9,416,187**	**7,781,731**	**137,251**	**7,918,982**
of which:						
– resident	9,120,219	114,112	9,234,331	7,723,042	129,879	7,852,921
– non-resident	166,351	15,505	181,856	58,689	7,372	66,061

Caption 30 "Debts evidenced by certificates" is the following:

	31/12/01			31/12/00		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Certificates of deposits	917,455	1,101	918,556	945,009	1,880	946,889
Bonds certificates	4,907,474	304,440	5,211,914	4,385,761	-	4,385,761
Own cheques in circulation	135,809	-	135,809	139,558	-	139,558
Total	**5,960,738**	**305,541**	**6,266,279**	**5,470,328**	**1,880**	**5,472,208**
of which:						
– resident	5,960,479	305,420	6,265,899	5,470,078	1,807	5,471,885
– non-resident	259	121	380	250	73	323

Caption 40, "Funds managed on behalf of third parties" (Lit. 577 million) includes interest-bearing funds supplied by the State and other public bodies for the financing of specific projects foreseen by law;the lending transactions carried out on behalf of public bodies, exclusively at fixed remuneration, are stated at section 12.

SECTION 7

RESERVES

Reserves, summarised in this section, amount to Lit. 968,535 million and are represented in the balance sheet as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Reserves for loan losses (caption 90)	10,000	1.0	10,000	1.1
– Reserves for risks and charges (caption 80)	820,928	84.8	787,104	85.8
– Reserve for termination indemnities (caption 70)	137,607	14.2	119,794	13.1
Total	**968,535**	**100.0**	**916,898**	**100.0**

	31/12/01	31/12/00	Change absolute	%
7.1 COMPOSITION OF CAPTION 90 "RESERVES FOR LOAN LOSSES"	**10,000**	**10,000**	**-**	**-**

7.2 CHANGES IN THE "RESERVES FOR LOAN LOSSES" (CAPTION 90)

	31/12/2001	31/12/2000
A. Opening balances	10,000	5,000
B. Increases	4,711	10,000
B1. Provisions	4,711	10,000
B2. Other changes	-	-
C. Decreases	4,711	5,000
C1. Utilizations	4,711	5,000
C2. Other changes	-	-
D. Closing balances	10,000	10,000

During the year tax deductible provisions totalling Lit. 4,711 million for possible credit risks were made.

CHANGES IN THE "RESERVES FOR PENSIONS AND SIMILAR COMMITMENTS" (CAPTION 80A)

	31/12/01	31/12/00
A. Opening balances	575,943	574,352
B. Changes, net	554	1,591
C. Closing balances	576,497	575,943

CHANGES IN THE "RESERVES FOR TAXATION" (CAPTION 80 B)

2001	Income taxes	Indirect taxes	Risks for legal proceedings	Total
Opening balances	162,345	1,037	3,493	166,875
Increases	174,927	3,055	1,779	179,761
Decreases	155,699 *	1,037	12	156,748
Closing balances	181,573	3,055	5,260	189,888

* of which 3,779 million in excess to reserve requirements; of this sum, 2,000 million was destined subsequently to the income statement (see note at section 6 of the explanatory notes), and 1,779 million to the reserve for risks relating to unsettled litigation.

Income Tax advances paid are given at caption 130 "Other assets" and total as follows: Regional tax (IRAP): Lit. 29,857 million; Corporate Income Tax (IRPEG): Lit. 84,816 million.

2000	Income taxes	Indirect taxes	Risks for legal proceedings	Total
Opening balances	158,482	809	3,801	163,092
Increases	154,112	1,037	-	155,149
Decreases	150,249 *	809	307	151,365
Closing balances	162,345	1,037	3,494	166,876

* *of which Lit. 1,374 million surplus to reserve requirements and subsequently destined to the income statement (see note at section 6, Income Statement).*

The tax reserve covers possible charges (inclusive of interest charges) connected to the suppression of tax benefits contained in Legislative decree 153/99 ('the Ciampi Law'). Further details are given in the explanatory notes.

<u>Deferred tax: positive and negative effects</u>

The calculation of tax advanced and liabilities to deferred taxation was made according to tax rates which will be in force when timing differences reverse, pursuant to tax regulations at 31/12/2001. The rates applied are the follow:

2002:	IRPEG at 36% and IRAP at 4.75%;
2003, 2004 2005 and 2006:	IRPEG at 35% and IRAP at 4.25%.

Standard tax rates are applied and according to tax regulations at 31/12/2000 are those which will be in force during the five years in which timing differences reverse.

At 31/12/2000, assets representing advance payment of taxation totalled Lit. 36,501 million were recorded; to this figure Lit. 27,905 million was added in the form of advanced tax relative to the first six months of 2001. In more detail, this consists of:

- the amortisation of goodwill valued at greater than a tenth is deductible in the year in which the amount accepted for tax purposes originates;
- costs related to hospitality and entertaining related to 2001 are deductible for a third of the total over five years in five equal instalments;
- provisions for personnel charges will be tax deductible in the next business year;

- Provisions for future charges resulting from the re-negotiation of interest rates foreseen by Law 133/1999 and Law 388/2000 applied to special rate mortgages.

In accordance with Bank of Italy instructions of 3/8/99, assets representing advanced payment of taxation relative to the timing differences originating in the first six months of 2001 which will be reversed in forthcoming years were recorded at caption 220, "Income tax for the year". The same caption, however, rose as a result of assets representing advanced payment of taxation recorded in previous years and reversed during the first six months of 2001.

A Assets in the form of advanced payment of taxation (a)		
1. Opening balances		36,501
2. Increases		27,905
2.1 Advanced taxation arising during the year	27,905	
2.2 Other increases	-	
3. Decreases		23,631
3.1 Advanced taxation written off during the year	23,631	
3.2 Other decreases	-	
4. Closing balances		40,775

(a) Recorded in the income statement with counter entry

Tax advanced totalling around Lit. 18,205 million was not recorded against provisions to various reserves liable to taxation for which the period of tax relief is uncertain. In comparison to the previous year, these reserves increased in *provisions subject to tax by Lit. 27,,049 million; utilisation of the same reserves totalled Lit. 3,258 million.*
With regards to timing differences liable to tax, deferred tax liabilities amounting to around Lit. 15,605 million were recorded relating to.

- gains stemming from the release of investments, and property subject to tax relief in the form of instalments foreseen by article 54 of the Consolidated tax Law (Lit. 1,707 million);
- dividends of subsidiaries recorded during the same accounting period as related profits (Lit. 13,898 million).

Deferred tax liabilities which became relevant for tax purposes in 2001 amounted to Lit. 15,430 million.
The counterpart for these increases and decreases in the deferred tax reserve is caption 220 "Income tax", in line with tax regulations.

B Liabilities for taxes payable (a)		
1. Opening balances		22,076
2. Increases		15,605
2.1 Deferred taxation originating in the year	15,605	
2.2 Other increases	-	
3. Decreases		15,430
3.1 Deferred taxation written off in the year	15,430	
3.2 Other decreases	-	
4. Closing balances		22,251

(b) Recorded in the income statement with counter entry

Deferred tax with counterpart recorded in net assets

Reduced deferred tax liabilities relative to net assets stem from the utilisation of Lit. 96.5 bn of provisions to the share premium reserve to cover 4/5ths of the negative variation deriving from the securitisation of bad loans.
As a result, Lit. 38,648 million in tax advanced relating to net assets (IRPEG: Lit. 34,246 million; IRAP: Lit. 4,402 million) was recorded as counterpart to the share premium reserve. The balance of the reserve prior to this utilisation will be restored over the next four years.
In 2001, in accordance with article 6 of Law 130/99, 1/5th of the negative difference referred to (24,117 million) was recorded in the Profit & Loss account; at the same time 14,229 million was destined to reconstitute in part the share premium reserve, and 9,888 million in assets in the form of tax advanced was written down.

A Assets in the form of advanced payment of taxation (b)			
	1. Opening balances		38,648
	2. Increases		-
	2.1 Advanced taxation	-	
	2.2 Other increases	-	
	3. Decreases		9,888
	3.1 Advanced taxation	9,888	
	3.2 Other decreases	-	
	4. Closing balances		28,760

(b) *Recorded in the net value with counter entry*

B Liabilities for taxes payable (b)			
	1. Opening balances		-
	2. Increases		-
	2.1 Deferred taxation o	-	
	2.2 Other increases	-	
	3. Decreases		-
	3.1 Deferred taxation	-	
	3.2 Other decreases	-	
	4. Closing balances		-

(b) *Recorded in the net value with counter entry*

No provisions were made with regard to deferred tax liabilities on reserves benefiting from tax relief totalling Lit. 90,836 million as distribution is not foreseen and there is little likelihood of the conditions requiring payment arising.
With regards to the above-stated, tax deferrals were recorded exclusively in the income statement in order to correlate with related timing differences.

	31/12/01	31/12/00	Change absolute	%
7.3 COMPOSITION OF CAPTION 80 (C) "OTHER RESERVES"	**54,543**	**44,286**	**10,257**	**23.2**
Reserves for personnel charges	33,445	26,371	7,074	26.8
Reserves for future charges	100	29	71	...
Reserves for guarantees and commitments	5,384	5,658	-274	-4.8
Reserves for in-house insurance scheme	3,025	3,064	-39	-1.3
Reserves for leasing transactions	832	907	-75	-8.3
Reserves for legal proceedings	7,559	5,529	2,030	36.7
Reserves for re-negotiated mortgages Law 133/99	4,198	2,728	1,470	53.9

A breakdown of the reserves which make up the caption reveals the following changes:

Reserves for personnel charges include provisions made for extraordinary charges subject to uncertainty regarding time, amount and occurence. Closing balance includes total insurance charges relative to staff employed after 1/12/91 for Lit. 5,152 million. Provisions for the year are stated in the Income Statement at caption 80a "Administrative costs - personnel".

	31/12/01	31/12/00
A. Opening balance	26,371	9,068
B. Increases	25,270	19,356
– provisions for insurance charges related to staff employed after 1/12/91	23	1,208
– other provisions	25,247	18,148
C. Decreases due to utilisation	18,196	2,053
D. Closing balance	33,445	26,371

Reserves for future charges. These reserves are almost exclusively destined to meet Deposit Protection Fund charges (FITD).

	31/12/01	31/12/00
A. Opening balance	29	51
B. Increases due to provisions	100	-
C. Decreases due to utilisation	29	22
D. Closing balance	100	29

Reserves for guarantees and commitments. The reserve for guarantees and commitments was created in accordance with the provisions of Legislative Decree 87/92 and is equal to expected losses on credit commitments.

	31/12/01	31/12/00
A. Opening balance	5,658	5,927
B. Increases due to provisions	262	-
C. Decreases due to utilisation	536	269
D. Closing balance	5,384	5,658

Reserves for in-house insurance scheme. Reserves for in-house insurance schemes were set up to limit exposure to risks not covered by existing insurance policies.

	31/12/01	31/12/00
A. Opening balance	3,064	3,041
B. Increases due to provisions	900	600
C. Decreases due to utilisation	939	577
D. Closing balance	3,025	3,064

Reserves for leasing transactions. Provisions to this reserve are connected to the valuation of latent credit risks present in bad leased assets.

	31/12/01	31/12/00
A. Opening balance	907	934
B. Increases due to provisions	-	-
C. Decreases due to utilisation	75	27
D. Closing balance	832	907

Reserves for legal proceedings. Reserves for legal proceedings limit exposure to potential loss resulting from unsettled litigation.

	31/12/01	31/12/00
A. Opening balance	5,529	4,275
B. Increases due to provisions	2,916	1,729
C. Decreases due to utilisation	886	475
D. Closing balance	7,559	5,529

A specific reserve was created to face possible charges stemming from the re-negotiation of interest rates foreseen by article 29, Law 133/1999 applied to special rate mortgages.

	31/12/01	31/12/00
A. Opening balance	2,728	-
B. Increases due to provisions	1,470	2,728
C. Decreases due to utilisation	-	-
D. Closing balance	4,198	2,728

CHANGES IN CAPTION 70
"RESERVE FOR TERMINATION INDEMNITIES"

	31/12/01	31/12/00
A. Opening balance	119,794	112,786
B. Increases	31,516	21,944
B.1 Provisions and other changes	31,516	21,944
C. Decreases	13,703	14,936
C.1 Termination employment	6,290	7,234
C.2 Advances (law 297/82)	5,550	7,702
C.3 Others	1,863	-
D. Closing balance	137,607	119,794

Other increases include 13,487 million relating to personnel transferred to the Bank as a result of the purchase of 61 branches from IntesaBci, and 588 million relating to productivity bonuses. Decreases at item 'others' regard severance payments made to the Carige Open Pension Fund amounting to 1,500 million and 363 million in tax advances relating to '*imposta sostitutiva*' on the revaluation of severance payments.

SECTION 8

SUBSCRIBED CAPITAL, EQUITY RESERVES, RESERVES FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

This section presents liabilities captions 100, 110, 120, 130, 140, 150 and 170 and assets caption 120.

	31/12/01		31/12/00	
	million	%	million	%
– Capital stock (caption 120)	1,970,173	70.8	1,970,173	72.7
– Additional paid-in capital (caption 130)	255,597	9.2	241,368	8.9
– Reserves (caption 140)	329,547	11.8	282,164	10.4
– Revaluation reserves (caption 150)	15,405	0.6	15,405	0.6
– Reserves for general banking risks (caption 100)	10,000	0.4	10,000	0.4
– Net income (caption 170)	200,492	7.2	190,221	7.0
Shareholders' equity	**2,781,214**	**100.0**	**2,709,331**	**100.0**
– Subordinated loans (caption 110)	774,508		-	
– Own shares (caption 120)	42,283		34,130	

	31/12/01	31/12/00	Change absolute	%
CAPTION 120 "CAPITAL STOCK"	**1,970,173**	**1,970,173**	**-**	**-**

Capital, unchanged during the year, is made up of 197,017,340 ordinary shares each with a nominal value of ITL 10,000.

The conversion of share capital into euro, as deliberated by the Extraordinary Shareholders' meeting of 6ht December 2001 with effect from 1st January 2002, was carried out by utilising ITL 5,886,602,295 from the share premium reserve (the unitary nominal value per share was rounded up to 5.18 €), and cancelling 40 own shares with the replacement of every group of 50 shares (unitary nominal value 5.18 €) with a group of 259 shares of a unitary nominal value of 1 €.

Share capital, after this operation, amounted to 1,020,549,614 € and is made up by 1,020,594,614 shares with a unitary nominal value of 1 €.

	31/12/01	31/12/00	Change absolute	%
CAPTION 130 "ADDITIONAL PAID-IN CAPITAL"	**255,597**	**241,368**	**14,229**	**5.9**

The increase recorded for the year corresponds provisions to the reserve as part of the securitisation of bad loans carried out at the end of 2000 pursuant to Law 130/99. In particular, the change is equivalent to the difference between the annual provision charge for 2001, the reduction in the recorded value of assets sold (24,117 million) and related tax advanced (9,888 million).

	31/12/01	31/12/00	Change absolute	%
CAPTION 140 "RESERVES"	**329,547**	**282,164**	**47,383**	**16.8**
a) legal reserve	90,065	71,043	19,022	26.8
b) reserve for purchase of treasury stock	42,283	34,130	8,153	23.9
c) other reserves	197,199	176,991	20,208	11.4
- taxed extraordinary reserve	110,907	117,028	-6,121	-5.2
- reserve for purchase of treasury stock disposable amount	17,717	870	16,847	...
- reserve for incorporation	32,120	32,120	-	-
- reserve (legislative decree 17/5/99 n. 153)	12,307	1,925	10,382	...
- merger reserve	23,895	23,895	-	-
- reserve for dividends on own shares	-	900	-900	...
- reserve (art. 55 Decree 917/86)	253	253	-	-

Legal reserve increased from Lit. 71,043 to Lit. 90,065 million by the distribution of the 2000 net profit, as decided by stockholders' resolutions of 27/4/2001.

Reserve for purchase of treasury stock increased by Lit. 8,153 million in accordance with art. 2357 ter of the Civil Law and is related in its total to assets caption 120 "own shares".

The **extraordinary taxed reserve** increased by 18,879 million subsequent to the destination of profit for 2000; the reserve decreased by 25,000 million following the increase in the 'Reserve for the purchase of own shares: available quotas' as deliberated by the Annual Shareholders' Meeting of 27th April 2001.

The '**Reserve for the purchase of own shares: available quotas**', previously totalling 35,000 million, increased during the year by 25,000 million subsequent to the utilisation of the 'Extraordinary taxed reserve' in accordance with the Shareholders Meeting of 27/4/01; the reserve for the purchase of own shares also recorded a negative variation of 8,153 million. Total utilisation amounted therefore to 42,283 million corresponding to the value of own shares in portfolio.

Merger reserve was formed in 1994 in accordance with art. 7 c. 3 of Law 218/90 and with art. 1 of Law 489/93 and recorded no change.

The reserve foreseen by Legislative decree 153/99, constituted during the year 2000 in order to benefit from the tax benefits contained in the same decree relating to merger operations, increased from Lit. 1,925 to Lit. 12,307 million following the distribution of profits for 2000 deliberated by the Shareholders' Meeting of 27/4/2001.

Reserve for incorporation and the **reserve foreseen by art. 55, Presidential Decree 917/86** recorded no changes during the year.

The **reserve for dividends on own shares** dropped by 900 million as a result of full utilisation subsequent to the destination of profit for 2000 in accordance with the relevant deliberation of the Shareholders Meeting of 27/4/01. At the moment of distribution of profit no own shares were in portfolio and consequently no provisions were effected.

	31/12/01	31/12/00	Change absolute	%
CAPTION 150 "REVALUATION RESERVES"	**15,405**	**15,405**	**-**	**-**
Revaluation reserves (law 72/83)	3,737	3,737	-	-
Revaluation reserves (law 413/91)	11,668	11,668	-	-

Revaluation reserves, which show the same amount as at 31/12/99, benefited from the tax-break opportunities offered by article 123, item 4, Presidential Decree 917/86, as present in the balance sheets of the incorporated companies.
During 1995 Carige released the revaluation reserves connected to Law 413/91, by the payment of taxes in accordance with article 22 of Law 85/95.

	31/12/01	31/12/00	Change absolute	%
CAPTION 100 "RESERVES FOR GENERAL BANKING RISKS"	**10,000**	**10,000**	**-**	**-**

No change was recorded during the year.

	31/12/01	31/12/00	Change absolute	%
CAPTION 110 "SUBORDINATED LOANS"	**774,508**	**-**	**774,508**	**...**

During the year the Bank issued a subordinated Lower Tier 2–type loan on international markets amounting to 400 million €.

Changes in assets caption 120 "Own shares" are described below:

	31/12/01			31/12/00		
	Quantity	Nominal value/1000	Amount /1000	Quantity	Nominal value/1000	Amount /1000
A. Opening balances	1,915,750	19,157,500	34,130,275	602,500	6,025,000	9,787,769
B. Increases	4,533,572	45,335,720	84,458,791	2,044,750	20,447,500	39,264,185
- Purchases	4,533,572	45,335,720	84,041,201	2,044,750	20,447,500	37,593,660
- Writebacks	-	-		-	-	
- Other changes	-	-	417,590	-	-	1,670,525
C. Decreases	4,196,140	41,961,400	76,305,637	731,500	7,315,000	14,921,679
- Sales	4,196,140	41,961,400	76,305,637	731,500	7,315,000	13,953,980
- Adjustments	-	-	-	-	-	967,699
- Other changes	-	-	-	-	-	-
D. Closing balances	2,253,182	22,531,820	42,283,429	1,915,750	19,157,500	34,130,275

Relative to article 16, Legislative decree 87/92, available reserves recorded at 30/6/2001 offer sufficient cover for those costs not amortised as by article 10 (comma 2a) and d))of the same decree.
Legislative decree 467/97 (modifying article 105, Presidential decree 917/86) introduced changes concerning the method of assessing tax credits relative to dividends on the basis of taxes paid fully or in part.

Tax credits on dividends to be distributed in 2001 are to be considered "full" in the light of taxes accumulated and paid ("basket A") amounting to Lit. 315,249 million; significantly higher than the figure represented by 56.25% of profits to be distributed.
The annual distribution of dividends for the next seven years will benefit from a full tax credit as a result of the provisions of Legislative decree 467/97. Additional benefits will derive from the regime of dual income tax which has come into effect in 2000. As a result of capital increases carried out from 1/1/97, a lower rate of income tax will be applied starting from the current year.
Share capital and reserves includes Lit. 90,836 million which, if distributed, would be included in the Bank's taxable income. This amount includes 12,307 million in the form of provision to the reserve set up pursuant to Legislative decree 153/99.

The table below provides the details of the Bank's total capital and prudential management requirements as requested by the Bank of Italy in its letter of 14/12/98 relating to increased transparency in bank balance sheets.

Total capital and prudential requirements

CATEGORIES/VALUES	31/12/01	31/12/00
A. Total capital		
A.1 Tier 1	1,888,833	2,351,835
A.2 Tier 2	782,459	930
A.3 Deductions	43,998	43,968
A.4 Total capital	2,627,294	2,308,797
B. Prudential requirements		
B.1 Credit risks	1,011,085	874,209
B.2 Trading risks	148,100	142,004
including:		
– trading securities risks	144,206	136,393
– exchange rate risks	3,894	5,611
B.3 Other prudential requirements	30,841	-
B.4 Total prudential requirements	1,190,026	1,016,213
C. Capital adequacy ratios		
C.1 Risk-Weighted Assets (*)	17,000,371	14,517,329
C.2 Tier 1% of RWA	11.11%	16.20%
C.3 Total capital % of RWA	15.45%	15.90%

(*) Total prudential requirements multiplied by the reciprocal minimum obligatory credit risk coefficient.

SECTION 9

OTHER LIABILITIES

Other liabilities amount to Lit. 1,446,930 million and are analysed as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Other liabilities (caption 50)	1,191,214	82.3	705,167	71.2
– Accrued expenses and deferred income (caption 60)	255,716	17.7	285,292	28.8
Total	**1,446,930**	**100.0**	**990,459**	**100.0**

	31/12/01	31/12/00	Change absolute	%
9.1 CAPTION 50 "OTHER LIABILITIES"	**1,191,214**	**705,167**	**486,047**	**68.9**
– miscellaneous accounts payable to branches	182,303	177,343	4,960	2.8
– amounts due to customers	263,005	170,040	92,965	54.7
– amounts in transit with branches	11,330	68,245	-56,915	-83
– beneficiaries of outstanding invoices	49,540	49,049	491	1.0
– amounts relating to securities transactions	19,065	34,907	-15,842	-45.4
– amounts due to tax authorities on behalf of third parties	33,981	22,924	11,057	48.2
– staff charges	21,181	22,087	-906	-4.1
– premiums related to option transaction	4,592	13,092	-8,500	-64.9
– amounts related to writedowns on off-balance sheet transactions	14,074	10,617	3,457	32.6
– excess of adjustment on discounted notes	3,564	10,225	-6,661	-65.1
– accrued costs to be recognized	7,052	5,932	1,120	18.9
– guarantee deposits from third parties	2,481	3,699	-1,218	-32.9
– amounts relating to tax collection service	1,329	1,330	-1 -	0
– other	577,717	115,677	462,040	...

The item 'others' includes 377,458 million in amounts due to banks belonging to the Intesa Group as a result of the purchase of 61 branches from IntesaBci during 2001 (see section 5.1).

	31/12/01	31/12/00	Change absolute	%
9.2 CAPTION 60 "ACCRUED EXPENSES AND DEFERRED INCOME"	**255,716**	**285,292**	**-29,576**	**-10.4**
Accrued expenses:	176,287	217,979	-41,692	-19.1
– interest expenses due to banks	20,841	42,168	-21,327	-50.6
– interest expenses due to customers	3,047	3,546	-499	-14.1
– interest payable on debt securities	90,252	102,961	-12,709	-12.3
– differentials stemming from derivatives contracts	61,997	69,213	-7,216	-10.4
– others	150	91	59	64.8
Deferred income:	79,429	67,313	12,116	18.0
– premiums related to currency forward transactions	738	1,632	-894	-54.8
– differentials stemming from derivatives contracts	4,388	1,508	2,880	...
– discounted notes	4,594	4,990	-396	-7.9
– leasing rents	67,538	57,612	9,926	17.2
– others	2,171	1,571	600	38.2

Accrued expenses and deferred income are not applied directly to the balance sheet accounts in accordance with article 12, Legislative Decree 87/92.

SECTION 10

GUARANTEES AND COMMITMENTS

Guarantees and commitments amount to Lit. 3,578,555 million and are analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Guarantees given (caption 10)	2,361,249	66.0	2,152,098	60.5
– Commitments (caption 20)	1,217,306	34.0	1,407,036	39.5
Total	**3,578,555**	**100.0**	**3,559,134**	**100.0**

	31/12/01	31/12/00	Change absolute	%
10.1 CAPTION 10 "GUARANTEES GIVEN"	**2,361,249**	**2,152,098**	**209,151**	**9.7**
(a) commercial guarantees	1,993,619	1,970,495	23,124	1.2
(b) financial guarantees	203,866	181,000	22,866	12.6
(c) assets held in guarantee	163,764	603	163,161	...
Total	**2,361,249**	**2,152,098**	**209,151**	**9.7**
Caption 10 is analysed below:				
– sureties	2,079,471	2,046,645	32,826	1.6
– documentary and non documentary credits	97,549	90,933	6,616	7.3
– acceptances on behalf of third parties	18,421	8,544	9,877	...
– joint securities	2,044	5,373	-3,329	-62.0
– re-financing mortgages with Artigiancassa	-	-	-	-
– other sureties on behalf of third parties	453	551	-98	-17.8
– bond sureties on behalf of third parties	163,311	52	163,259	...

Credit commitments related to non-performing loans amount to Lit. 36,371 million.
Reserve for guarantees and commitments, which amount to Lit. 5,384 million, cover all relevant risks.

	31/12/01	31/12/00	Change absolute	%
10.2 CAPTION 20 "COMMITMENTS"	**1,217,306**	**1,407,036**	**-189,730**	**-13.5**
(a) Commitments to extend credit (certain to be called on)	508,974	638,025	-129,051	-20.2
(b) Commitments to extend credit (not certain to be called on)	708,332	769,011	-60,679	-7.9
Commitments are analysed as follows:				
– stipulated mortgages to be granted	488,335	437,133	51,202	11.7
– purchases of securities to be settled	359,975	351,718	8,257	2.3
– deposits to be made with banks	-	24,203	-24,203	...
– unused irrevocable lines of credit	139,572	380,955	-241,383	-63.4
– commitments with Deposit Protection Fund Liabilities (FITD)	21,502	20,298	1,204	6
– amounts to be granted to customers	-	1,890	-1,890	...
– derivatives credits on credits	116,176	96,814	19,362	20.0
– option on securities	24,175	24,175	-	...
– stipulated leasing transactions to be granted	67,571	69,850	-2,279	-3.3
Total	**1,217,306**	**1,407,036**	**-189,730**	**-13.5**

	31/12/01	31/12/00	Change absolute	%
10.3 ASSETS HELD TO GUARANTEE THE BANK'S LIABILITIES	**1,010,882**	**1,330,263**	**-319,381**	**-24.0**
Securities held to guarantee:				
– bank drafts issued by Carige	31,632	23,366	8,266	35.4
– repurchase agreements	979,250	1,306,897	-327,647	-25.1
Total	**1,010,882**	**1,330,263**	**-319,381**	**-24.0**

	31/12/01	31/12/00	Change absolute	%
10.4 UNUSED LINES OF CREDIT BY THE BANK	**362,069**	**428,783**	**-66,714**	**-15.6**
(a) central banks	188,155	115,166	72,989	63.4
(b) other banks	173,914	313,617	-139,703	-44.5

10.5 FORWARD TRANSACTIONS

	31/12/01			31/12/00		
	Hedging	Trading	Other	Hedging	Trading	Other
1. Purchase/sale of:	41,978	456,877	-	148,902	613,851	-
1.1 Securities	-	300,755	-	-	387,260	-
– purchases	-	265,872	-	-	305,247	-
– sales	-	34,883	-	-	82,013	-
1.2 Currency	41,978	156,122	-	148,902	226,591	-
– currency against currency	-	-	-	20,809	-	-
– purchases against euro	14,111	78,898	-	105,575	117,019	-
– sales against euro	27,867	77,224	-	22,518	109,572	-
2. Deposits and loans	-	-	25,235	-	-	99,958
– to be made	-	-	-	-	-	26,093
– to be received	-	-	25,235	-	-	73,865
3. Derivatives contracts	3,696,527	4,096,380	64,118	3,052,864	3,777,815	23,215
3.1 With exchange of principal	424,540	865,324	-	103,100	760,947	-
(a) securities	120,100	113,465	-	85,100	60,024	-
– purchases	48,350	94,103	-	48,350	46,470	-
– sales	71,750	19,362	-	36,750	13,554	-
(b) currency	304,440	751,859	-	18,000	700,923	-
– currency against currency	-	102,768	-	18,000	82,006	-
– purchases against euro	304,440	330,354	-	-	304,618	-
– sales against euro	-	318,737	-	-	314,299	-
(c) other instruments	-	-	-	-	-	-
– purchases	-	-	-	-	-	-
– sales	-	-	-	-	-	-
3.2 Without exchange of principal	3,271,987	3,231,056	64,118	2,949,764	3,016,868	23,215
(a) currency	-	-	-	-	-	-
– currency against currency	-	-	-	-	-	-
– purchases against euro	-	-	-	-	-	-
– sales against euro	-	-	-	-	-	-
(b) other instruments	3,271,987	3,231,056	64,118	2,949,764	3,016,868	23,215
– purchases	1,413,712	1,601,582	-	1,054,068	1,476,479	-
– sales	1,858,275	1,629,474	64,118	1,895,696	1,540,389	23,215
Total	**3,738,505**	**4,553,257**	**89,353**	**3,201,766**	**4,391,666**	**123,173**

Deposits and funding to be paid or received include exclusively spot and short-term transactions.
With regards to derivatives contracts, the column 'other transactions' includes the notional value of options stated separately from the related underlying structured bond issue of the Bank. The notional value of options incorporated in assets or liabilities which allow either the Bank or the counterparty to transform, after a certain period of time, the interest rate stipulated in the contract from fixed to floating, or vice versa, was recorded at section 11.6 'Maturities of assets and liabilities'.

10.6 DERIVATIVES CONTRACTS ON LENDING

	31/12/01		31/12/00	
	Trading book	Banking book	Trading book	Banking book
1. Hedging purchases	154,265	-	118,965	-
1.1 With exchange of principal	154,265	-	118,965	-
- credit default product	154,265	-	118,965	-
- banks	63,676	-	33,166	-
- financial bodies	90,589	-	85,799	-
2. Hedging sales	96,813	19,363	96,813	-
1.1 With exchange of principal	96,813	19,363	96,813	-
- credit default product	96,813	19,363	96,813	-
- banks	96,813	19,363	96,813	-
- financial bodies	-	-	-	-
Total	**251,078**	**19,363**	**215,778**	**-**

Total principal of derivatives contracts amounts to Lit.8,127.5 bn (inclusive of basis swaps contracts for Lit. 611,1 bn, the notional value of which is recorded at section 10.5).

PRINCIPAL (1)

	Interest rate	Exchange rate	Share rates	Other	Total
1. Trading contracts	3,099,583	751,859	166,546	263,618	4,281,606
1.1 Non-quoted trading contracts	2,586,728	751,859	83,480	150,152	3,572,219
Forwards (2)	87,132	-	-	-	87,132
Swaps (3)	2,223,272	-	-	-	2,223,272
Options bought	17,145	376,558	9,681	-	403,384
Options sold	259,179	375,301	73,799	-	708,279
Derivatives on credits	-	-	-	150,152	150,152
1.2 Quoted trading contracts	512,855	-	83,066	113,466	709,387
Futures bought	160,454	-	-	94,103	254,557
Futures sold	352,401	-	-	19,363	371,764
Options bought	-	-	83,066	-	83,066
2. Non-quoted hedging contracts	2,622,350	304,440	187,676	120,289	3,234,755
Swaps (3)	2,097,462	304,440	-	-	2,401,902
Options bought	524,888	-	126,751	-	651,639
Options sold	-	-	60,925	-	60,925
Derivatives on credits	-	-	-	120,289	120,289
Total	**5,721,933**	**1,056,299**	**354,222**	**383,907**	**7,516,361**

(1) Principal in basis swaps is stated once
(2) Caption includes forward rate agreements
(3) Caption includes basis swaps, cross currency swaps, interest rate swaps and overnight indexed swaps.

PRINCIPAL IN HEDGING CONTRACTS (1)	Swaps	Options bought	Options sold	Derivatives on credits	Total
1. Assets	1,345,836	167,765	60,925	120,289	1,694,815
Loans to customers	367,133	108,590	-	-	-
Trading securities	760,873	35,000	36,750	120,289	952,912
Investment securities	217,830	-	-	-	217,830
Deposits with banks	-	-	-	-	-
Equity investments	-	24,175	24,175	-	48,350
2. Liabilities	950,187	483,874	-	-	1,434,061
Bonds	950,187	483,874	-	-	1,434,061
3. Other (2)	105,879	-	-	-	105,879
Total	**2,401,902**	**651,639**	**60,925**	**120,289**	**3,234,755**

(1) Principal in basis swaps is stated once.
(2) Non-specific hedging contracts on interest-rate risk related to customer borrowing and lending.

PRINCIPAL IN CONTRACTS CLASSIFIED BY REMAINING CONTRACT LIFE(1)	Up to 12 months	From 1 to 5 years	More than 5 years	Total
1. Trading contracts	2,320,507	1,601,187	359,912	4,281,606
1.1 Non-quoted trading contracts	1,736,722	1,475,585	359,912	3,572,219
Forwards	87,132	-	-	-
Swaps	970,035	1,213,482	39,755	2,223,272
Options bought	337,308	66,076	-	403,384
Options sold	336,051	79,851	292,377	708,279
Derivatives on credits	6,196	116,176	27,780	150,152
1.2 Quoted trading contracts	583,785	125,602	-	709,387
Futures bought	190,916	63,641		
Futures sold	309,803	61,961	-	371,764
Options bought	83,066	-	-	83,066
2. Non-quoted hedging contracts	457,970	1,085,760	1,691,025	3,234,755
Swaps	386,220	912,379	1,103,303	2,401,902
Options bought	35,000	138,221	478,418	651,639
Options sold	36,750	24,175	-	60,925
Derivatives on credits	-	10,985	109,304	120,289
Total	**2,778,477**	**2,686,947**	**2,050,937**	**7,516,361**

(1) Principal in basis swaps is stated once.

During the period no losses on loans-related derivatives contracts were recorded.
Derivatives business is carried out exclusively with primary banking and financial institutions and for this reason provisions for counterparty risk have not been made.
At 31/12/01, there were no unsettled contracts.
Non quoted derivatives contracts accounted for 91% of all derivatives contracts at 31/12/01.

NON-QUOTED INTEREST-RATE DERIVATIVES CONTRACTS (1)

	Banks	Financial bodies	Other	Total
1. Principal	5,785,654	668,816	352,504	6,806,974
2. Trading contracts				
Positive market value	15,526	483	2,699	18,708
Negative market value	16,723	685	7,304	24,712
Potential credit equivalent	28,129	3,950	8,932	41,011
3. Hedging contracts				
Positive market value	56,408	17,144	-	73,552
Negative market value	92,377	26,273	-	118,650
Potential credit equivalent	47,959	11,272	-	59,231

(1) Principal in basis swaps is stated once.
(2) The trading derivatives item includes negative market values of 6,872 million relating to options on the Bank's structured bond issues; these options are matched by a positive market value for the same amount stated at the item 'hedging contracts'.

Derivatives-related capital losses of Lit.136,680 million and capital gains of Lit. 69,636 million were not recorded in the income statement. In particular, capital losses and gains stemming from hedging contracts related to the investment and trading securities portfolios of Lit. 68,782 million and Lit. 19,116 million respectively, were not recorded (see Section 2.3); and capital losses stemming from hedging contracts related to bonds issued of Lit. 27,548 million and capital gains of Lit. 13,858 million were also not recorded.

DEFERRED GAINS AND LOSSES

	Losses	Gains
1. Trading contracts	22,253	18,476
1.1 Non-quoted trading contracts	22,253	18,418
Forwards	42	50
Swaps	10,646	13,228
Options	11,565	5,079
Derivatives on credits	-	61
1.2 Quoted trading contracts	-	58
Futures	-	58
2 Non-quoted hedging contracts	114,427	51,160
Forwards	-	-
Swaps	106,855	23,843
Options	826	17,631
Derivatives on credits	6,746	9,686
Total	**136,680**	**69,636**

SECTION 11

CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

Breakdowns of loans related to lists 11.2, 11.3, 11.5, 11.6 and 11.7 of this section include leased assets, which amount to Lit. 736,302 million and are exclusively connected to transactions with customers in lira.
On this basis, loans to customers amount to Lit. 14,255,678 and not to Lit. 13,519,376 million (as caption 40 of assets).

11.1 SIGNIFICANT EXPOSURES

	31/12/2001	31/12/2000
(a) amount	302,642	-
(b) number	1	-

Significant exposures are those identified on the basis of "major lines of credit" as defined by the Bank of Italy.

11.2 DISTRIBUTION OF LOANS AND ADVANCES TO CUSTOMERS, BY CATEGORY

	31/12/01	31/12/00
(a) Governments	640,555	568,967
(b) Other public entities	1,087,951	1,138,675
(c) Non-financial businesses	7,937,104	6,916,759
(d) Financial institutions	1,700,444	1,083,424
(e) Personal businesses	749,909	678,766
(f) Other operators	2,139,715	2,321,034
Total	14,255,678	12,707,625

11.3 DISTRIBUTION OF LOANS TO RESIDENT NON-FINANCIAL BUSINESSES AND PERSONAL BUSINESSES

	31/12/01	31/12/00
(a) 1st branch of economic activity		
Wholesale and retail trade, salvage and repairs	1,661,924	1,577,863
(b) 2nd branch of economic activity		
Building and construction	1,509,123	1,212,497
(c) 3rd branch of economic activity		
Other market services	1,223,362	1,048,692
(d) 4th branch of economic activity		
Air and sea transport	598,962	517,906
Hotel and catering services		
(e) 5th branch of economic activity		
Hotel and catering services	357,291	
Transportation services		394,942
(f) Other branches	3,153,537	2,696,344
Total	8,504,199	7,448,244

11.4 DISTRIBUTION OF GUARANTEES GIVEN, BY CATEGORY OF COUNTERPART

	31/12/01	31/12/00
(a) Governments	-	-
(b) Other public entities	8,523	17,787
(c) Banks	315,922	622,416
(d) Non-financial businesses	1,731,590	1,362,753
(e) Financial institutions	222,964	81,880
(f) Personal businesses	24,203	21,504
(g) Other operators	58,047	45,758
Total	**2,361,249**	**2,152,098**

11.5 GEOGRAPHIC DISTRIBUTION OF ASSETS AND LIABILITIES

31/12/01

Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	19,381,562	1,366,494	377,952	21,126,008
1.1 Due from banks	1,595,389	479,477	83,833	2,158,699
1.2 Loans to customers	14,021,367	219,348	14,963	14,255,678
1.3 Securities	3,764,806	667,669	279,156	4,711,631
2. Liabilities	16,998,531	2,190,694	467,039	19,656,264
2.1 Due to banks	1,497,724	1,627,226	73,763	3,198,713
2.2 Deposits from customers	9,234,331	156,781	25,075	9,416,187
2.3 Securities issued	6,265,899	70	310	6,266,279
2.4 Others	577	406,617	367,891	775,085
3. Guarantees and Commitments	3,318,083	242,938	17,534	3,578,555

31/12/00

Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	17,537,520	1,393,557	621,070	19,552,147
1.1 Due from banks	1,276,901	408,447	178,060	1,863,408
1.2 Loans to customers	12,435,507	267,993	4,125	12,707,625
1.3 Securities	3,825,112	717,117	438,885	4,981,114
2. Liabilities	15,600,301	2,072,045	241,268	17,913,614
2.1 Due to banks	2,275,045	2,022,596	224,333	4,521,974
2.2 Deposits from customers	7,852,921	49,359	16,702	7,918,982
2.3 Securities issued	5,471,885	90	233	5,472,208
2.4 Others	450	-	-	450
3. Guarantees and Commitments	3,323,786	186,414	48,934	3,559,134

Geographic distribution is analysed with reference to the counterparts' residence.

11.6 MATURITIES OF ASSETS AND LIABILITIES

31/12/01

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years fixed rate	Between 1 and 5 years indexed rate	Beyond 5 years fixed rate	Beyond 5 years indexed rate	Unspecified duration	Total
1. Assets	4,911,697	5,214,280	4,929,813	2,601,241	3,633,867	2,162,296	3,633,713	487,889	27,574,796
1.1 Treasury bonds eligible for refinancing	59	98,542	229,465	206,788	100,130	157,861	17,471	-	810,316
1.2 Due from banks	807,663	944,445	103,110	21,172	93,897	257	-	188,155	2,158,699
1.3 Loans to customers	3,665,057	1,923,910	1,834,411	715,810	2,212,705	743,588	2,860,463	299,734	14,255,678
1.4 Bonds and other fixed income securities	31,275	416,550	629,006	471,076	1,068,262	352,058	752,664	-	3,720,891
1.5 Off-balance sheet transactions	407,643	1,830,833	2,133,821	1,186,395	158,873	908,532	3,115	-	6,629,212
2. Liabilities	9,185,513	5,514,776	4,034,336	1,886,040	2,359,092	1,142,868	2,162,273	-	26,284,898
2.1 Due to banks	163,084	2,436,145	169,485	45,717	150,493	14,868	218,921	-	3,198,713
2.2 Deposits from customers	8,705,041	692,875	17,525	-	746	-	-	-	9,416,187
2.3 Securities issued	267,388	535,325	1,484,088	724,856	2,047,193	42,027	1,165,401	-	6,266,278
– bonds	94,444	140,995	1,073,840	677,424	2,017,782	42,027	1,165,401	-	5,211,913
– certificates of deposits	37,135	394330	410,248	47,432	29,411	-	-	-	918,556
– other securities	135,809	-	-	-	-	-	-	-	135,809
2.4 Subordinated liabilities	-	-	-	-	-	-	774,508	-	774,508
2.5 Off-balance sheet									-
transactions	50,000	1,850,431	2,363,238	1,115,467	160,660	1,085,973	3,443	-	6,629,212

Caption repayable on demand includes assets and liabilities with residual life of not more than 24 hours, or a business day.

Unspecified duration includes compulsory reserve, overdue loans and bad loans.

Sub-captions 1.5 and 2.6 include the notional value (Lit. 468,028 million) of options incorporated in structured mortgaged loans and bond issues which allow either the Bank or the counterparty, after a certain period of time, to transform the interest rate stipulated in the contract from fixed to floating, or vice versa.

31/12/00

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years fixed rate	Between 1 and 5 years indexed rate	Beyond 5 years fixed rate	Beyond 5 years indexed rate	Unspecified duration	Total
1. Assets	4,706,236	4,454,258	3,937,848	3,073,239	4,218,315	2,066,331	3,127,663	334,492	25,918,382
1.1 Treasury bonds eligible for refinancing	2,454	50,439	97,093	160,497	359,738	90,172	78,409	-	838,802
1.2 Due from banks	981,533	711,879	10	482	-	19,656	-	149,848	1,863,408
1.3 Loans to customers	3,401,727	1,800,049	1,207,807	549,370	2,354,594	567,453	2,641,981	184,644	12,707,625
1.4 Bonds and other fixed income securities	5,579	156,080	654,554	925,099	1,349,499	375,270	402,784	-	3,868,865
1.5 Off-balance sheet transactions	314,943	1,735,811	1,978,384	1,437,791	154,484	1,013,780	4,489	-	6,639,682
2. Liabilities	8,233,136	5,863,005	3,519,726	2,000,049	2,957,379	1,113,614	865,937	-	24,552,846
2.1 Due to banks	264,971	2,986,309	782,347	55,441	96,280	163,934	172,692	-	4,521,974
2.2 Deposits from customers	7,232,507	644,804	35,103	360	6,181	-	27	-	7,918,982
2.3 Securities issued	556,684	472,482	936,552	301,039	2,623,407	7,554	574,490	-	5,472,208
– bonds	377,619	34,405	558,646	238,865	2,594,182	7,554	574,490	-	4,385,761
– certificates of deposits	39,507	438077	377,906	62,174	29,225	-	-	-	946,889
– other securities	139,558	-	-	-	-	-	-	-	139,558
2.4 Subordinated liabilities	-	-	-	-	-	-	-	-	-
2.5 Off-balance sheet									-
transactions	178,974	1,759,410	1,765,724	1,643,209	231,511	942,126	118,728	-	6,639,682

	31/12/01	31/12/00	Change absolute	%
11.7 ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY				
a) Assets	1,079,494	1,257,001	-177,507	-14.1
1. Due from banks	161,604	216,870	-55,266	-25.5
2. Loans to customers	571,680	656,404	-84,724	-12.9
3. Securities	337,855	378,501	-40,646	-10.7
4. Participating interests	715	715	-	-
5. Other	7,640	4,511	3,129	69.4
(b) Liabilities	1,308,306	1,345,115	-36,809	-2.7
1. Due to banks	873,148	1,205,984	-332,836	-27.6
2. Deposits from customers	129,617	137,251	-7,634	-5.6
3. Securities issued	305,541	1,880	303,661	...
4. Other	-	-	-	-

11. 8 SECURITISATION

The Bank carried out two structured securitised credits, the first in December 2000 relating to bad loans, the second in December 2001 relating to performing loans. Details of both transactions are given below.

a) Securitisation of bad loans

At the end of 2000 the Bank securitised without recourse a part of its bad loans portfolio. These loans were backed either fully or in part by voluntary or legally-enforced guarantees.

As special purpose vehicle for the transaction, Argo Finance issued the following three types of bonds:

- Class A 'Senior' bonds amounting to 40 million €, floating rate destined to institutional investors; rating: Moody's: Aaa; Fitch IBCA: AA;
- Class B 'Mezzanine' bonds amounting to 70 million €, floating rate, destined to institutional investors and subordinate to class A; rating: Moody's: Aa1, Fitch IBCA: AA; class A and B securities are quoted on the Luxembourg bond market;
- Class C 'Junior' bonds amounting to 56.5 million €, fixed rate 4% plus variable remuneration subject to payment of coupon on classes A and B and portfolio cash flows; fully subscribed by Banca Carige, this issue is fully subordinate in principal and coupon payments to classes A and B.

The placement of the securities was carried out by Credit Suisse First Boston.

At 31st December 2001, of the three classes issued, Banca Carige held in its securities portfolio exclusively and fully the class C 'Junior' bonds for a value of 109,399 million (56.5 m €). These securities were placed in the Bank's investment portfolio. No writedowns have been effected on the book value of these securities in the light of the positive performance of receipts. The securitised bad loans represent the underlying for all three classes of securities issued.

During the year, securities belonging to class A and B held by the Bank in its trading portfolio generated interest revenues for the P&L of 176.5 million and a net gain of 1.3 million.

Risks for the Bank resulting from this transaction are represented by: the class C bonds both for principal and interest; guarantees granted to holders of class A securities relating to interest payments; guarantees granted to holders of class B securities for both principal and interest; the credit line of 15 million € backing the class A and B bond issues granted by

Banca Carige to Argo Finance; a limited recourse mortgage bond loan of 84.3 million €; an interest rate cap. The positive performance in repayment flows has meant that no writedowns were carried out.
The credit line, which at 31/12/01 was unused, was recorded at balance sheet caption 20 'Guarantees', whilst the limited recourse mortgage, also unused, was recorded, as required by the Bank of Italy, at caption 10 'Guarantees given'.

On 9th July 2001 Banca Carige purchased a majority shareholding in Argo Finance One, which was then fully incorporated into the Banca Carige Group on 9th November 2001 (Bank of Italy communication no. 2941 of 18th March 2002).

Banca Carige is servicer for the transaction by means of a specific office of the Bank. During 2001, revenues collected relating to the credit portfolio amounted to 65.5 bn, in line with the collection flows programmed.
Banca Carige bills Argo Finance One on a monthly and half-yearly basis for the service activity it performs. The half-yearly accounts are inspected by the Bank's auditors, KPMG SpA.
The service activity carried out by Banca Carige generated 2.6 bn in commission revenues, 2.5 bn in reimbursed legal costs, 3.4 bn in interest received on the class C Junior bonds, 0.3 bn relating to the limited recourse mortgage.

In 2002, the transaction continued as foreseen by the agreement. On 25th January 2002 the second coupon was paid to holders of class A and B securities.

In recognition of the positive results recorded in collection, Fitch IBCA upgraded the class A bond from AA to AAA.

b1.<u>Securitisation of performing loans</u>

At the end of 2001, Banca Carige securitised its performing mortgages in order to improve liquidity in the light of considerable expansion in long-term lending to the family (mortgages, in particular).

A total of 13,858 mortgages was sold with a residual debt at 31/12/01, the date of ceding, on the part of customers amounting to 990.4 bn.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).

In particular, the bundle of credits sold were mortgages granted to private customers for the purchase or renovation of property.

The bundle of credits ceded were as follows:

1) index-linked, first recorded mortgages/landed property loans distributed to private individuals prior to 31/7/2001;
2) mortgages with: a fixed repayment schedule with instalment due 31/12/2001; repayments in order with schedule via current account direct debit.
3) mortgages/landed property loans not classified either as bad loans or watchlists between 31/12/93 (exclusive) and 31/12/01 (inclusive).

The bundle of credits described above were sold on 31/12/01 to the special purpose vehicle Argo Mortgage, in which Banca Carige has a 5% indirect holding via its subsidiary Columbus Carige Immobilare, for 1,037 bn.

The prices of the credits ceded were calculated as the sum of the following two components:

- a initial price of 990.4 bn equivalent to the nominal value of the credits ceded;
- a deferred price calculated on the basis of profit extraction which, in particular, took into account the excess spread after the transaction costs relating to each payment date, intrinsic risk levels of the credits, possibility of anticipated re-

payment of loan and subsequent loss of interest income. This spread was actualised using market rates at 31/12/01 on the basis of the duration of the transaction.

The payment of the first component of the price is linked to a securities issue whilst the deferred price will be paid *pro quota* at each payment date in reference to the procedures foreseen in the contract and the payment priorities defined in the transaction.

The ceding of the credits was completed by means of a service contract between Banca Carige and Argo Mortgage in addition to the contract of guarantees and indemnity.

The credits securitised relate to private customers resident in Italy, the geographical distribution of which is as follows:

	% of contracts	% of residual debt
Liguria	85.3	76.8
Lombardy	4.7	7.9
Emilia Romagna	3.5	6.8
Piedmont	5.0	5.9
Others	1.5	2.6
Total	100.0	100.0

With regards to the concentration of risks, mortgages of up to 100 million represent in terms of number and nominal value of contracts , respectively, 76% and 45%. For mortgages up to 200 million, number and nominal value of contracts are, respectively, 18% and 34%. No credits granted represent more than 2% of the portfolio.

b2. <u>Parties involved in the transaction</u>

The role of servicer of the transaction will be carried out on Argo Mortgage's behalf by Banca Carige.

All proceeds relating to the securitised credits will be in the form of mortgage instalment payments made by mortgage borrowers at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the corporate service contract signed between Banca Carige and Argo Mortgage in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

The transaction will be monitored by the Bank of New York in its payment report and by Banca Carige in its quarterly and investor reports, and certified by the independent auditors.

Banca Carige provided Argo Mortgage the necessary collateral for the transaction in the form of a part of a tranche of class D securities amounting to 7.8 million €.
Argo Mortgage is both transferee of the credits and issuer of the securities.
The London offices of the Bank of New York will represent the bond holders as well as being agent and security trustee. The same bank's Luxembourg offices will act as agent for Luxembourg.
The Milan offices of BNP Paribas Security Services will be payment agent for the transaction.
The arrangers of the transaction were CSFB and CDC IXIS.

The counterparty of the IRS contracts utilised by Argo Mortgage for cover against interest rate fluctuations latent in the securitised credits is CDC IXIS.

b3. The nature of the issue

The asset backed securities issued by Argo Mortgage and the related payment were effected on 25 March 2002. The securities issued are as follows:

Class	Amount in millions of €	Rating by Moody's/Fitch (***)	Expected duration (*)	Contractual Maturity	Effective expected duration (*)	Euribor 3 months margin in basis points (**)	Credit enhancement
A	478	Aaa/AAA	March 2009	October 2036	4.3 years	26	8.0%
B	22	Aa2/AA	March 2009	October 2036	6.8 years	450	3.7%
C	11.5	Baa2/BBB	March 2009	October 2036	6.8 years	145	1.5%
D	9.2	Not rated		October 2036			

(*) assuming Argo Mortgage exercises its call option in January 2009;
(**) step up of applicable spread if call option is not exercised;
(***) the rating was assigned by Moody's and Fitch/IBCA on the basis of due diligence. The rating will be reviewed annually on the basis of collection flows and deviance from business plans.

The class A, B and C securities are quoted on the Luxembourg bond market and have been fully subscribed exclusively by European institutional investors, Italian included.

Class B and C securities were subscribed by Banca Carige. The class D issue was subscribed fully by Banca Carige.

Payment priority will be as follows:
- the payment of senior expenses and swap interest rate, followed by:
- the payment of coupon on class A securities at maturity dates prior to maturity at October 2003, followed by:
- the payment of coupon on class B securities on the basis of cumulative default ratio, followed by:
  - the payment of coupon on class C securities

  with residual available amounts at each payment date to be paid into a capital accumulation account.

From the October 2003 date of payment onwards, the order of priority is as follows:
- the repayment of amortisation paid on class A securities, followed, on the basis of the cumulative default ratio, by:
- the payment of coupon on class B securities and the repayment of amortisation paid on class B securities, followed by:
- the payment of coupon on class C securities and the repayment of amortisation relating to the same securities.

The repayment of principal and interest of class D securities is subordinate to the first three classes.

C) Asset backed securities in portfolio at 31/12/01.

Within the trading securities portfolio at 31/12/01 are securities deriving from securitisation transactions carried out by other parties totalling 159,162 million. These securities can be classified as follows:

ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/01 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

Underlying	Senior securities	Mezzanine securities	Junior securities
a) Mortgages	51,759	1,936	-
b) Corporate loans	19,361	3,873	-
c) consumer credits	11,822	-	-
d) securities	-	-	1,549
e) various other credits	14,135	-	-
f) various other non-performing credits	41,632	13,554	-
Total	**138,709**	**19,363**	**1,549**

Writedowns relating to the above and carried out according to the accounting principles illustrated in section 1 of the explanatory notes amounted to 70.9 million.
Investments made in the form of these securities during 2001 are accounted for at income statement captions 10 'Interest income' and 60 'Gains (losses) from financial transactions' and are respectively 9,346 million (interest income) and 4,663 million (gains on securities and foreign exchange). Details are given in the table below:

EFFECTS ON INCOME STATEMENT 2001 STEMMING FROM ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/01 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

Underlying	Senior securities			Mezzanine securities	Junior securities
	Interest	Gains	svalutation	Interest	Interest
a) Mortgages	3,202	524	1	237	-
b) Corporate loans	274	19	-	-	-
c) consumer credits	3,006	3,945	-	-	-
d) securities	-	-	-	-	81
e) various other credits	351	-	-	-	-
f) various other non-performing credits	1,879	175	70	316	-
Total	**8,712**	**4,663**	**71**	**553**	**81**

SECTION 12

ADMINISTRATION AND DEALING ON BEHALF OF THIRD PARTIES

	31/12/01	31/12/00	Change absolute	%
12.1 DEALING OF SECURITIES				
a) Purchases	599,220	216,358	382,862	...
1. Settled	568,550	215,608	352,942	...
2. Unsettled	30,670	750	29,920	...
(b) Sales	799,733	220,560	579,173	...
1. Settled	788,212	219,771	568,441	...
2. Unsettled	11,521	789	10,732	...

	31/12/01	31/12/00	Change absolute	%
12.2 PRIVATE BANKING	**3,686,079**	**3,878,170**	**-192,091**	-5.0
1. Securities issued by the Bank	12,521	3,175	9,346	...
2. Other securities	3,673,558	3,874,995	-201,437	-5.2

The figures shown correspond to total market values of property included within administration and trading on behalf of third parties.
The caption includes wealth accumulation services on behalf of third parties pursuant to article 24, Legislative decree 58/98 amounting to Lit. 20,891 million; a sum managed by the Carige Open Pension Fund launched in 1999 in compliance with article 9, Legislative decree 124/93 (11,523 million).

	31/12/01	31/12/00	Change absolute	%
12.3 CUSTODY AND ADMINISTRATION OF SECURITIES				
(a) third-party securities held in deposit (private banking not included)	25,536,021	22,409,681	3,126,340	14.0
1. Securities issued by the Bank	5,033,053	4,535,027	498,026	11.0
2. Other securities	20,502,968	17,874,654	2,628,314	14.7
(b) third-party securities deposited with third-parties	24,992,982	21,727,333	3,265,649	15.0
(c) portfolio securities deposited with third parties	2,888,141	2,988,312	-100,171	-3.4

Depositary bank-related securities in custody amounted to Lit. 4,636,374 million.

12.4 COLLECTION OF THIRD PARTY RECEIVABLES: DEBIT AND CREDIT ADJUSTMENTS

	31/12/2001	31/12/2000
(a) debit adjustments	1,664,571	1,313,006
1. current accounts	18,792	18,316
2. bills portfolio	979,888	774,341
3. cash	260,806	221,963
4. other	405,085	298,386
(b) credit adjustments	1,668,134	1,323,231
1. current accounts	15,515	6,915
2. bills and other items for collection	1,652,541	1,316,236
3. other	78	80

	31/12/01	31/12/00	Change absolute	%
12.5 OTHER TRANSACTIONS	**2,931,925**	**2,895,192**	**36,733**	**1.3**
– Other banks' share of pool operations	2,539,783	2,496,572	43,211	1.7
– Total bills related to factoring transactions ("pro solvendo")	351,363	351,227	136	0.0
- Loans on behalf of public bodies	40,779	47,393	-6,614	-14.0

SECTION 1

INTEREST

	2001	2000	Change absolute	%
1.1 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"	**1,179,163**	**1,046,941**	**132,222**	**12.6**
(a) on deposits with banks	54,071	51,419	2,652	5.2
including:				
– deposits with central banks	10,239	6,391	3,848	60.2
(b) on loans and advances to customers	876,216	762,912	113,304	14.9
including:				
– loans using funds managed on behalf of third parties	7	6	1	16.7
(c) on certificates of indebtedness	248,277	231,934	16,343	7.0
(d) other interest income	599	676	-77	-11.4
(e) positive differentials on hedging transactions	-	-	-	-

	2001	2000	Change absolute	%
1.2 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"	**581,199**	**482,527**	**98,672**	**20.4**
(a) on deposits from banks	174,832	165,384	9,448	5.7
(b) on deposits from customers	125,841	96,710	29,131	30.1
(c) on securities issued	253,833	212,991	40,842	19.2
including:				
– certificates of deposits	30,764	33,248	-2,484	-7.5
(d) on funds managed on behalf of third parties	5	5	-	-
(e) on subordinated liabilities	9,105	-	9,105	...
(f) negative differentials on hedging transactions	17,583	7,437	10,146	...

	2001	2000	Change absolute	%
1.3 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"				
a) on foreign currency assets	57,396	65,331	-7,935	-12.1

	2001	2000	Change absolute	%
1.4 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"				
a) on foreign currency liabilities	50,768	74,346	-23,578	-31.7

SECTION 2

COMMISSION

	2001	2000	Change absolute	%
2.1 CAPTION 40 "COMMISSION INCOME"	**279,217**	**279,306**	**-89**	**0.0**
(a) guarantees given	10,158	9,224	934	10.1
(b) credit risk derivatives	88	-	88	...
(c) management, dealing and consultancy services:	122,851	142,103	-19,252	-13.5
1. securities dealing	3,132	2,039	1,093	53.6
2. foreign currency dealing	6,498	6,239	259	4.2
3. private banking	12,617	14,173	-1,556	-11.0
4. custody and administration of securities	3,377	2,797	580	20.7
5. depositary bank	4,584	4,139	445	10.8
6. placement of securities	76,964	84,721	-7,757	-9.2
6.1 placement of quotas in mutual funds	76,009	82,352	-6,343	-7.7
6.2 placement of other securities	955	2,369	-1,414	-59.7
7. acceptance of orders	-	-	-	-
8. consultancy	9,262	10,827	-1,565	-14.5
9. distribution of third party products	6,417	17,168	-10,751	-62.6
9.2 insurance products	3,819	6,008	-2,189	-36.4
9.3 other products	5,443	4,819	624	12.9
(d) collection and payment services	53,553	49,916	3,637	7.3
(e) servicing relating to securitisation	2,619	-	2,619	...
(f) tax and rates collection	-	-	-	-
(g) other services	89,948	78,063	11,885	15.2

The caption "other services" in more detail is as follows:

	2001	2000	Change absolute	%
– Deposits and current accounts	44,110	34,321	9,789	28.5
– Overdraft facilities	21,822	19,673	2,149	10.9
– Financing	10,438	10,533	-95	-0.9
– Safe deposit rentals	2,053	2,019	34	1.7
– Others	11,525	11,517	8	0.1
Total	89,948	78,063	11,885	15.2

	31/12/01	31/12/00	Change absolute	%
2.2 CAPTION 40 "COMMISSION INCOME": "DISTRIBUTION CHANNELS OF PRODUCTS AND SERVICES				
(a) distribution at Carige branches	98,746	109,678	-10,932	-10.0
1. asset management	12,617	14,173	-1,556	-11.0
2. securities placement	76,869	84,678	-7,809	-9.2
3. services relating to third party products	9,260	10,827	-1,567	-14.5
(b) distribution at outlets other than at head office	97	43	54	125.6
1. asset management	-	-	-	-
2. securities placement	95	43	52	...
3. services relating to third party products	2	-	2	...

	2001	2000	Change absolute	%
2.3 CAPTION 50 "COMMISSION EXPENSES"	**23,271**	**21,504**	**1,767**	**8.2**
(a) guarantees received	1,010	1,765	-755	-42.8
(b) credit risk derivatives	-	-	-	-
(c) management and dealing services:	6,269	5,510	759	13.8
1. securities dealing	2,835	2,255	580	25.7
2. foreign currency dealing	-	-	-	-
3. private banking	936	983	-47	-4.8
4. custody and administration of securities	2,312	2,097	215	10.3
5. placement of securities	14	83	-69	-83.1
6. securities, products and services not delivered at the Bank's head office	172	92	80	87.0
(d) collection and payment services	14,078	11,878	2,200	18.5
(c) other services	1,914	2,351	-437	-18.6

The caption "other services" in more detail is as follows:

	2001	2000	Change absolute	%
– Relations with banks	703	718	-15	-2.1
– Financing	18	131	-113	-86.3
– Intermediation	580	338	242	71.6
– Others	613	1,164	-551	-47.3
Total	1,914	2,351	-437	-18.6

SECTION 3

GAINS FROM FINANCIAL TRANSACTIONS, NET

	2001	2000	Change absolute	%
3.1 CAPTION 60 "GAINS FROM FINANCIAL TRANSACTIONS, NET"	**6,282**	**25,229**	**-18,947**	**-75.1**

	2001 Transactions		
	securities	currency	other
A.1 Revaluations	3,265		15,638
A.2 Write-downs	46,759		5,524
B. Other gains and losses	32,950	7,084	-372
Total	**-10,544**	**7,084**	**9,742**
1. Government securities	15,549		
2. Certificates of indebtedness	2,255		
3. Shares and other equity securities	-31,506		
4. Derivatives on securities as underlying	3158		

	2000 Transactions		
	securities	currency	other
A.1 Revaluations	5,948		3,890
A.2 Write-downs	78,597		5,664
B. Other gains and losses	94,583	5,899	-830
Total	**21,934**	**5,899**	**-2,604**
1. Government securities	9,702		
2. Certificates of indebtedness	9,161		
3. Shares and other equity securities	2,082		
4. Derivatives on securities as underlying	982		

Negative variations are attributable to securities transactions for Lit. 32,478 million (reduced revaluations of Lit. 2,683 million, increased gains of Lit. 61,633 and reduced write-downs of Lit. 31,838 million); a positive variation was recorded in the item relating to other transactions and currency transactions of Lit. 12,346 million (increased revaluations of Lit. 11,748 million, reduced write-downs of Lit. 458 million and increased gains of Lit. 140 million). Currency transactions recorded a positive variation of Lit. 1,185 million.

	Revaluations	Write-downs	Other gains and losses	Total
1. Securities transactions	3,265	46,759	32,950	-10,544
Government securities	27	2,696	18,219	15,550
Certificates of indebtedness	2,414	19,952	19,793	2,255
Shares and other equity securities	820	20,674	-11,652	-31,506
Securities purchases and sales to be settled	-	1	-	-1
Derivatives on securities as underlying	4	3,436	6,590	3,158
2. Currency transactions	913	46	6,217	7,084
Exchange-rate gains	-	-	3,052	3,052
Currency derivatives	913	46	2,531	3,398
Forward currency transactions	-	-	634	634
3. Other transactions	15,638	5,524	-372	9,742
Interest rates derivatives	9,410	5,309	-853	3,248
Derivatives hedging credit risk	6,228	215	481	6,494
Total	19,816	52,329	38,795	6,282

Gains on securities refer to own shares for Lit. 418 million.
Further details of gains and losses stemming from derivatives contracts recorded or not in the income statement are given in the Board of Directors' Report and at section 10.5 of the explanatory notes.

SECTION 4

ADMINISTRATIVE COSTS

	2001	2000	Change absolute	%
4.1 AVERAGE NUMBER OF EMPLOYEES, BY GRADE	**3,290**	**3,083**	**207**	**6.7**
(a) executives	31	23	8	34.8
(b) middle management (3rd & 4th levels)	260	238	22	9.2
(c) other employees	2,999	2,822	177	6.3

The figures for 2001 include professional profiles foreseen by the banking sector's national labour contract.
The average for the year includes personnel transferred to the Bank as a result of branch purchases from Banco di Sicilia in December 2000 (84 employees) and IntesaBci in October 2001 (321 employees).

	2001	2000	Change absolute	%
NUMBER OF OPERATING BRANCHES	**345**	**283**	**62**	**21.9**

The figure includes the 61 branches purchased from the IntesaBci Group.

	2001	2000	Change absolute	%
CAPTION 80 A "PERSONNEL"	**371,638**	**334,173**	**37,465**	**11.2**
– wages and salaries	226,546	207,553	18,993	9.2
– social security costs	63,320	56,224	7,096	12.6
– termination indemnities	17,441	16,811	630	3.7
– pensions and similar commitments	23,040	23,281	-241	-1.0
– others	41,291	30,304	10,987	36.3

	2001	2000	Change absolute	%
CAPTION 80 B "OTHER ADMINISTRATIVE COSTS"	**212,244**	**189,854**	**22,390**	**11.8**
Postage and telephone	20,301	18,105	2,196	12.1
Maintenance of tangible and intangible fixed-assets	20,013	18,137	1,876	10.3
Advertising, promotion and publishing	12,676	11,903	773	6.5
Professional fees	14,989	19,774	-4,785	-24.2
Lighting and heating	7,259	6,865	394	5.7
Rental expenses	11,782	8,191	3,591	43.8
Donations	7,898	7,503	395	5.3
Travelling and transport	6,553	5,664	889	15.7
Other banking services	7,864	5,172	2,692	52.0
Printing and stationery	5,925	4,949	976	19.7
Software maintenance	5,843	4,338	1,505	34.7
Banking premises security services	4,204	3,682	522	14.2
Hardware leasing charges	4,693	2,924	1,769	60.5
Insurance premiums	3,777	3,328	449	13.5
Office cleaning	7,832	7,201	631	8.8
EDP processing with third parties	7,197	6,871	326	4.7
Association fees	1,200	1,340	-140	-10.4
Indirect taxes	42,358	39,146	3,212	8.2
– stamp duty and stock exchange contracts	32,684	30,046	2,638	8.8
– "imposta sostitutiva" Presidential Decree 601/73	4,063	4,106	-43	-1.0
– ICI (Municipal real estate tax)	2,491	2,482	9	0.4
– local council taxes	2,470	1,899	571	30.1
– taxes paid abroad	437	332	105	...
– INVIM (tax on increased value on properties)	58	63	-5	-7.9
– "Imposte sostitutive" (laws 85/95 and 124/93)	-	15	-15	-
– penalties for late tax rolls	48	51	-3	-5.9
– other indirect taxes	107	152	-45	-29.6
Others	19,880	14,761	5,119	34.7

Item "other" includes the cost of assets of a unit value not exceeding Lit. 1,000,000 purchased during the year for a total price of Lit. 4,009 million (2000: Lit. 908 million).

SECTION 5

DEPRECIATION AND AMORTIZATION, PROVISIONS AND RECOVERIES

	2001	2000	Change absolute	%
CAPTION 90 "DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS"	**155,070**	**121,537**	**33,533**	**27.6**

Depreciation and amortization comprise the following:

	2001	2000	Change absolute	%
Tangible fixed assets				
– Properties	8,273	8,043	230	2.9
– Furniture and fittings	1,565	1,425	140	9.8
– Machinery and equipment	9,140	9,034	106	1.2
– Leased assets	93,449	76,637	16,812	21.9
Total (a)	**112,427**	**95,139**	**17,288**	**18.2**
Intangible fixed assets (1)				
– Software	11,564	7,678	3,886	50.6
– Installation costs	4,517	4,195	322	7.7
– Goodwill	19,250	6,716	12,534	...
– Others	7,312	7,809	-497	-6.4
Total (b)	**42,643**	**26,398**	**16,245**	**61.5**
Total (a+b)	**155,070**	**121,537**	**33,533**	**27.6**

(1) Amounts relating to the ten-year tax on Increased Value of Immovable Property (INVIM), for Lit. 58 million, which are included under intangible fixed assets (Section 4, table 4.2 - Other decreases), are recorded at Caption 80b "Other administrative expenses"

Depreciation and amortization relative to the Bank's tangible fixed assets portfolio take into consideration the useful life of each asset and correspond to the maximum valuations permitted by tax law.

	2001	2000	Change absolute	%
CAPTION 100 "PROVISIONS FOR RISKS AND CHARGES"	**5,390**	**5,062**	**328**	**...**
Provisions:				
– for in-house insurance scheme	900	600	300	50.0
– law 133/99	1,470	2,728	-1,258	-46.1
– other	3,020	1,734	1,286	74.2

	2001	2000	Change absolute	%
5.1 CAPTION 120 "PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS"	**93,240**	**91,609**	**1,631**	**1.8**
(a) provisions for loan losses	93,240	91,609	1,631	1.8
including:				
– lump-sum allowances for country risks	1,609	631	978	...
– other lump-sum allowances	8,048	8,579	-531	-6.2
(b) provisions for guarantees and commitments	-	-	-	-
including:				
– lump-sum allowances for country risks	-	-	-	-
– other lump-sum allowances	-	-	-	-

Item (a) "Allowances for loan losses" includes Lit. 24,117 million which corresponds to a fifth of the losses stemming from the operation of securitisation of dicember 2000.

Other provisions for Lit. 18,735 million (of which Lit. 18,002 million related to bad loans), which are related to interest on overdue loans realised during the period but retained to be not recoverable, are not recorded in the Income Statement.

	2001	2000	Change absolute	%
CAPTION 130 "RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS"	**10,860**	**17,974**	**-7,114**	**-39.6**
– bad loans -principal	1,470	1,683	-213	-12.7
– watchlists - principal	2,917	652	2,265	...
– interest – others	400	-	400	...
– interest arrears on loans	692	4,940	-4,248	-86.0
– credits written-off	4,932	6,739	-1,807	-26.8
– interest credits related to tax collection services	15	80	-65	-81.3
– country risks	160	3,611	-3,451	-95.6
– provision for guarantees and commitments	274	269	5	1.9

These recoveries are related to previously written down credits for which the reason for writing down ceases, fully or in part, to apply.

	2001	2000	Change absolute	%
CAPTION 140 "ADDITIONAL PROVISIONS FOR LOAN LOSSES"	**4,711**	**10,000**	**-5,289**	**-**

	2001	2000	Change absolute	%
CAPTION 150 "WRITE-DOWNS TO FINANCIAL FIXED ASSETS"	**51**	**1,708**	**-1,657**	**-97.0**

	2001	2000	Change absolute	%
CAPTION 160 "RECOVERIES OF FINANCIAL FIXED ASSETS"	**510**	**-**	**510**	**...**

SECTION 6

OTHER INCOME STATEMENT CAPTIONS

	2001	2000	Change absolute	%
6.1 CAPTION 70 "OTHER OPERATING INCOME"	**235,648**	**169,192**	**66,456**	**39.3**
Leasing rents	134,748	110,989	23,759	21.4
Amounts recovered from third parties	47,032	48,713	-1,681	-3.5
including: stamp duty recovered	30,487	28,076	2,411	8.6
Rental income	4,331	4,137	194	4.7
Repayments from leased assets	145	890	-745	-83.7
Gains from sale of credits	46,570	-	46,570	...
Gains from transfer and revaluation of leased assets	2,066	1,364	702	51.5
Others	756	3,099	-2,343	-75.6

	2001	2000	Change absolute	%
6.2 CAPTION 110 "OTHER OPERATING EXPENSES"	**8,184**	**11,976**	**-3,792**	**-31.7**
Recognised losses on leased assets sold	6,319	9,596	-3,277	-34.1
Leasing charges	1,721	2,377	-656	-27.6
Premiums paid on hedging options	144	-	144	...
Others	-	3	-	...

	2001	2000	Change absolute	%
6.3 CAPTION 180 "EXTRAORDINARY INCOME"	**29,952**	**24,866**	**5,086**	**...**
Surplus in reserves for taxation	2,000	1,374	626	45.6
Gains from releases: furniture and premises	3,742	3,396	346	10.2
Gains from releases: holdings	-	3,970	-3,970	...
Gains from sale of activities	17,381	-	17,381	...
Dividends paid by subsidiaries	-	8,775	-8,775	...
Other	6,829	7,351	-522	-7.1

	2001	2000	Change absolute	%
6.4 CAPTION 190 "EXTRAORDINARY EXPENSES"	**5,012**	**8,154**	**-3,142**	**-38.5**
Retirement incentives	2,290	4,196	-1,906	-45.4
Losses from releases: holdings	2	4	-2	-50.0
Losses from releases: furniture	454	512	-58	-11.3
Other	2,266	3,442	-1,176	-34.2

	2001	2000	Change absolute	%
CAPTION 220 "INCOME TAXES"	**156,700**	**152,800**	**3,900**	**2.6**
Income taxes of the period	159,322	140,254	19,068	13.6
Variation of taxes paid in advance	-2,797	-1,297	-1,500	...
Variations of deferred taxes	175	13,843	-13,668	-98.7
Income taxes	156,700	152,800	3,900	2.6

SECTION 7

OTHER INFORMATION REGARDING THE INCOME STATEMENT

7.1 GEOGRAPHIC DISTRIBUTION OF REVENUES

Banca Carige prevalently works in Italy; the first branch outside Italy was opened in Nice (France) on 9/7/94.

Captions	2001 Italy	2001 Other countries	2001 Total
10 Interest income and similar revenue	1,172,907	6,256	1,179,163
30 Dividends and other revenues	75,570	-	75,570
40 Commission income	278,243	974	279,217
60 Gains from financial transactions, net	6,240	42	6,282
70 Other operating income	235,610	38	235,648
Total	**1,768,570**	**7,310**	**1,775,880**

Captions	2000 Italy	2000 Other countries	2000 Total
10 Interest income and similar revenue	1,039,527	7,414	1,046,941
30 Dividends and other revenues	57,617	-	57,617
40 Commission income	278,482	824	279,306
60 Gains from financial transactions, net	25,208	21	25,229
70 Other operating income	169,146	46	169,192
Total	**1,569,980**	**8,305**	**1,578,285**

SECTION 1

DIRECTORS AND STATUTORY AUDITORS

		31/12/01	31/12/00
1.1	**EMOLUMENTS**		
(a)	Directors	3,593	2,171
(b)	Statutory auditors	343	325

The amounts given refer to emoluments paid to directors and statutory auditors in the carrying out of those duties related specifically to Banca Carige, as required by article 78 of CONSOB Regulation n. 11971.

		31/12/01	31/12/00
1.2	**CREDITS AND GUARANTEES GIVEN**		
(a)	Directors		
	- clean credits	2,657	223
	- guarantees given	-	-
(b)	Statutory auditors		
	- clean credits	225	215
	- guarantees given	-	-

The following table provides information relating to remuneration and benefits paid to Directors, Statutory Auditors and General Managers as required by article 78 of CONSOB Regulation (Deliberation n. 11971 of 14/5/99) enacting Legislative Decree 58/98.
The Bank did not allocate any option shares to its Directors or General Manager during the year.

GROSS SALARIES PAID TO DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGER

(article 78, CONSOB n. 11971)

NAME	**POSITION**		**SALARY (before tax and social securities payments)**			
Name / Surname	***Position held***	***Length of office***	***Emoluments (1)***	***Benefits in kind***	***Bonuses***	***Others***

(1) including attendance allowances and expenses

Fausto CUOCOLO	CARIGE S.p.A. - Chairman	1/1/2001 - 31/12/2001	899,872,769			(4) 12,000,000
	C.R. Savona S.p.A. - Deputy Chairman Director	1/1/2001 - 31/12/2001	(1) 53,750,000			
	Levante Norditalia S.p.A. - Chairman	1/1/2001 - 26/6/2001	(2) 75,000,000			
	Carige Vita Nuova S.p.A. - Chairman	1/1/2001 - 26/6/2001	(3) 50,000,000			

(1) of which Lit. 35,833,333 paid back to Banca Carige SpA
(2) of which Lit. 25,000,000 paid back to Banca Carige SpA
(3) of which Lit. 16,666,667 paid back to Banca Carige SpA
(4) for services rendered as member of Editorial Board of review published by Banca Carige

Alessandro SCAJOLA	CARIGE S.p.A. - Deputy Chairman Director and Executive Commitee Member	 27/4/2001-31/12/2001 1/1/2001 - 26/4/2001	340,878,397			
Giovanni BERNESCHI	CARIGE S.p.A. - Director Managing Diretor General Manager	 1/1/2001 - 31/12/2001 1/1/2001 - 31/5/2001	982,404,710			(5) 599,992,527
	C.R. Savona S.p.A. - Director and Executive Commitee Member	1/1/2001 - 31/12/2001	(1) 35,750,000			
	Levante Norditalia S.p.A. - Chairman Director	 26/6/2001-31/12/2001 1/1/2001 - 25/6/2001	(2) 67,500,000			
	Carige Vita Nuova S.p.A. - Director	1/1/2001 - 31/12/2001	(3) 20,000,000			
	Centro Fiduciario S.p.A. - Deputy Chairman	1/1/2001 - 31/12/2001	(4) 1,206,617			
(1) of which Lit. 20,750,000 paid back to Banca Carige SpA (2) of which Lit. 55,000,000 paid back to Banca Carige SpA (3) of which Lit. 11,666,667 paid back to Banca Carige SpA (4) of which Lit. 405,617 paid back to Banca Carige SpA (5) for services rendered as General Manager						
Adalberto ALBERICI	CARIGE S.p.A. - Director and Executive Commitee Member	1/1/2001 - 31/12/2001	110,277,896			
	Levante Norditalia S.p.A. - Director	26/6/2001-31/12/2001	15,000,000			
Piergiorgio ALBERTI	CARIGE S.p.A. - Director	1/1/2001 - 31/12/2001	79,119,148			(1) 12,000,000
(1) for services rendered as member of Editorial Board of review published by Banca Carige						
Piero Guido ALPA	CARIGE S.p.A. - Director Executive Commitee Member	 1/1/2001 - 31/12/2001 28/5/2001 - 31/5/2001	88,603,735			(1) 12,000,000
(1) for services rendered as member of Editorial Board of review published by Banca Carige						
Andrea BALDINI	CARIGE S.p.A. - Director	27/4/2001-31/12/2001	60,308,053			(1) 4,482,422
(1) professional services carried out prior to appointment to the Board						
Giorgio BINDA	CARIGE S.p.A. - Director	27/4/2001-31/12/2001	59,146,291			
Jean Jacques BONNAUD	CARIGE S.p.A. - Director	1/1/2001 - 31/12/2001	77,506,390			
Giorgio BUGLIONI	CARIGE S.p.A. - Director and Executive Commitee Member	1/1/2001 - 27/4/2001	36,375,001			
	B.M.L. S.p.A. - Director and Executive Commitee Member	30/6/2001-31/12/2001	14,282,799			
G.B. CANEVELLO	CARIGE S.p.A. - Director	1/1/2001 - 27/4/2001	23,850,006			
Mario CAPELLI	CARIGE S.p.A. - Director Executive Commitee Member	 27/4/2001-31/12/2001 28/5/2001 - 31/5/2001	69,958,636			

Giorgio GIORGETTI	CARIGE S.p.A. - Deputy Chairman Director	 1/1/2001 - 26/4/2001 27/4/2001 - 31/5/2001	124,926,979			
	C.R. Savona S.p.A. - Director	1/1/2001 - 31/12/2001	32,750,000			
Pietro ISNARDI	CARIGE S.p.A. - Director	29/1/2001-31/12/2001	80,501,432			
Ferdinando MENCONI	CARIGE S.p.A. - Director	1/1/2001 - 31/12/2001	80,771,774			
	Levante Norditalia S.p.A. - Managing Director	1/1/2001 - 31/12/2001	554,625,000			
	Carige Vita Nuova S.p.A. - Managing Director	1/1/2001 - 31/12/2001	447,500,000			
Giovanni MERELLA	CARIGE S.p.A. - Director and Executive Commitee Member	1/1/2001 -27/4/2001	36,774,995			
	B.M.L. S.p.A. - Director	30/6/2001-31/12/2001	10,957,778			
Dominique MONNERON	CARIGE S.p.A. - Director	1/1/2001 - 31/12/2001	80,170,117			
Paolo Cesare ODONE	CARIGE S.p.A. - Director Executive Commitee Member	 27/4/2001-31/12/2001 28/5/2001 - 31/5/2001	67,635,112			
Romeo PANIZZI	CARIGE S.p.A. - Director	1/1/2001 - 15/1/2001	2,903,224			
	C.R. Savona S.p.A. - Director and Executive Commitee Member	1/1/2001 - 30/8/2001	26,250,000			
Vincenzo ROPPO	CARIGE S.p.A. - Director Executive Commitee Member	 1/1/2001 - 31/12/2001 28/5/2001 - 31/5/2001	89,365,502			(1) 12,000,000
(1) for services rendered as member of Editorial Board of review published by Banca Carige						
Giorgio SAVINELLI	CARIGE S.p.A. - Director	1/1/2001 - 27/4/2001	27,575,002			
Enrico Maria SCERNI	CARIGE S.p.A. - Director	27/4/2001-31/12/2001	56,626,991			
Oliviero TAROLLI	CARIGE S.p.A. - Director	1/1/2001 - 31/12/2001	79,480,902			
	Levante Norditalia S.p.A. - Deputy Chairman	1/1/2001 - 31/12/2001	52,142,400			
	Carige Vita Nuova S.p.A. - Deputy Chairman	1/1/2001 - 31/12/2001	42,142,000			
Giuliano VALLE	CARIGE S.p.A. - Director and Executive Commitee Member	1/1/2001 - 27/4/2001	37,575,000			
Fulvio ROSINA	CARIGE S.p.A. - Chairman of Board of Statutory Auditors	1/1/2001 - 31/12/2001	141,135,597			
	C.R. Savona S.P.A. - Auditor	18/4/2001-31/12/2001	44,750,000			
	B.M.L. S.p.A. - Chairman of Board of Statutory Auditors	30/6/2001-31/12/2001	17,190,708			
	Galeazzo S.r.l. - Chairman of Board of Statutory Auditors	1/1/2001 - 31/12/2001	4,800,000			
	Columbus Carige Imm.re S.p.A. - Chairman of Board of Statutory Auditors	1/1/2001 - 31/12/2001	10,000,000			

Giacomo CATALFAMO	CARIGE S.p.A. - Auditor	1/1/2001 - 31/12/2001	101,135,597			
	Galeazzo S.r.l. - Auditor	1/1/2001-31/12/2001	3,200,000			
	Levante Norditalia S.p.A. - Auditor	1/1/2001 - 26/6/2001	37,500,000			
	Carige Vita Nuova S.p.A. - Auditor	26/6/2001-31/12/2001	10,600,000			

Angelo COSTIGLIOLO	CARIGE S.p.A. - Auditor	1/1/2001 - 31/12/2001	101,135,597			
	Imm.re Ettore Vernazza S.p.A. - Auditor	1/1/2001-31/12/2001	3,400,000			
	Centro Fiduciario S.p.A.. - Chairman of Board of Statutory	1/1/2001-31/12/2001	4,995,577			
	Carige Vita Nuova S.p.A. - Auditor	1/1/2001-26/6/2001	26,900,000			

SITUATION OF PENSION FUND

CHANGES IN SUPPLEMENTARY PENSION FUND

Pursuant to art. 9 of the fund regulation, approved on 23rd January 1992, the following are beneficiaries of the Supplementary Pension Fund:

- all staff employed by Cassa di Risparmio di Genova ed Imperia (including those employed by the Tax Collection Service on duty on 1st January 1973 or employed subsequently) in service at 30th November 1991 and transferred to Banca Carige SpA on 1st December 1991, excluding temporarily employed staff. Staff taken on from 1st December 1991 onwards are beneficiaries of a timed fixed-payment cover;
- the staff of Istituto di Credito Fondiario della Liguria SpA who were on duty on 31st December 1991;
- the staff of Mediocredito Ligure SpA who were on duty on 31st December 1991.

	31/12/01	31/12/00
Opening balances	**575,943**	**574,352**
Closing balances	**576,497**	**575,943**
Net changes of the year	**554**	**1,591**
Incomes related to assets captions	21,932	22,073
Employees' contributions	1,338	1,499
Pension paid	22,652	21,926
Voluntary state pension fund payment	64	55

The Supplementary Pension Fund is an in-house reserve without corporate identity recorded in the Directory of Pension Funds, 3rd special section, no. 9,004 since 14/10/99.

The closing balance of the fund - Lit 575,943 million – corresponds to actuarial calculations on the basis of cover capital criteria for amounts sufficient to guarantee requiriments as foreseen by the Pension Fund regulations for those eligible.

The actuary's evaluation is made annually and for future requirements an interest rate of 3% was applied.

The Fund, in line with the provisions of the provisions of the Pension Fund regulations, was created by *regular provisions and presents the following composition:*

	31/12/01	31/12/00
- Bonds	421,042	415,253
- Shares and quotes	67,769	67,769
- Tangible fixed assets (1)	48,087	50,671
- Cash to allocate	39,599	42,250
Total	**576,497**	**575,943**

(1) Balance sheet value

SECTION 2

PARENT COMPANY OR EU LENDING INSTITUTION AS HOLDING

2.1 NAME
BANCA CARIGE SpA - Cassa di Risparmio di Genova e Imperia

2.2 LOCATION AND REGISTRED OFFICES
Genova, Via Cassa di Risparmio n. 15.

Registered at the Genoa List of Companies no. 03285880104.
Chamber of Commerce (C.C.I.A.) of Genoa registration no. 331717.

Banca Carige is recorded in the register of banks (no. 6175/4) and it belongs, as parent company, to Banca Carige Group, recorded in the special register pursuant to Decree no. 356/90.

The Board of Directors

Genoa, 28 March 2002

PROPOSED RESOLUTION

ADOPTION OF ANNUAL REPORT AND ALLOCATION OF NET PROFIT

Shareholders of Banca Carige,
We present for your approval the Annual Report for 2001 made up by balance sheet and income statement, explanatory notes and attachments supplemented by the Board of Directors' report in addition to those prepared by the Board of Statutory Auditors and the Board of Independent Auditors.

We propose the following distribution of net profit of Lit. 200,492,043,201 (€ 103,545,499):

- Legal reserve	Lit.	20,019,204,320
- Reserve D.Lgs. 17/5/99 n. 153	Lit.	10,382,788,681
- Taxed extraordinary reserve	Lit.	27,190,941,040
- 1,020,649,614 shares assigned each a unitary dividend of of € 0.0723 for a total of	Lit.	142,869,109,160

We also propose that dividends be payable from 6th May 2002 after distribution on 9th May 2002 in accordance with Borsa Italiana regulation of 5/12/01, and relevant legislation.

If approved, the Bank's net equity, after allocation of net profit, which includes provisions to the general banking risk fund, would rise to € 1,362,592 thousand (Lit. 2,638,346 million).

We also propose that dividends on the Bank's own shares be destined to the reserve for dividends on own shares .

Genoa, 28 March 2002

The Board of Directors

REPORT OF THE BOARD OF STATUTORY AUDITORS

STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING, in accordance with article 153 of Legislative Decree 58/98 and article 2429 section 3 of the Italian civil code

To the shareholders of Banca Carige SpA,

During the business year ending 31/12/2001 we carried out those supervisory duties foreseen by law in accordance with the Code of Best Practice recommended by the Italian Council of Chartered Accountants.

In particular:

- we took part both in the meetings of the parent company's Board of Directors and Executive Committee and received on a quarterly basis (in accordance with article 150 of Legislative Decree 55/98 and article 20 of the Bank's By-Laws) information concerning the activities of the Bank in addition to significant economic and financial transactions carried out by the Bank and/or its subsidiaries.
  During the year the Board of Directors met 21 times, the Executive Committee 56 and this Board of Statutory Auditors met 29 times.
  In addition to the two securitisation transactions carried out by Banca Carige, both of which will be dealt with in detail later in this report, the following economic and financial operations took place during the year:
  - in compliance with the Bank of Italy's ruling pursuant to Law 287/90 ('antitrust law'), Banca Carige SpA sold three of its branches in the province of Savona (Albissola Superiore, Andora, Celle Ligure) to Banca di Genova e San Giorgio SpA (a member of the Banca Lombarda e Piemontese Group); the Banca Carige Group subsidiary Cassa di Risparmio di Savona sold one branch in the same province (Quiliano) to Banca di Genova e San Giorgio. The sales took effect on 1st May 2001;
  - on 9th July 2001 the purchase of a 60% holding in the special purpose vehicle Argo Finance One was completed. The SPV was set up within the confines of Banca Carige's securitisation of loans carried out in December 2000 (Law 130/99). As a result, Argo Finance was fully incorporated into the Banca Carige Group;
  - On 17th July 2001 Banca Carige purchased 61 branches from the IntesaBci Group for around ITL 530 bn. The branches are located in Piedmont, Lombardy, Veneto, Emilia Romagna, Tuscany, Lazio, Apulia, and Sicily. The acquisition took effect on 1st October 2001.
    As a result of this acquisition the number of Banca Carige branches rose to 345; the total number of banking branches in the BancaCarige Group rose to 403 at the end of the year;
  - On the 6th December 2001 the Extraordinary Shareholders Meeting of Banca Carige approved the conversion of the Bank's share capital into euro along with related modifications to the By-laws. All subsidiaries of the Group had carried out share capital conversion into euro by the end of December 2001;

In the course of our supervisory duties, to the best of our knowledge, no transactions were deliberated or carried out in breach of the Bank's By-Laws. Furthermore, we were aware of no actions which could be deemed imprudent, irresponsible or representing a conflict of interest or in contrast with the decisions taken by the Shareholders' Meeting, or which could in any way damage the financial solidity of the Bank.
We found no evidence of transactions, either infra-Group or others, which could be classified as unusual or atypical.

The Board of Directors' Report states adequately that dealings with its subsidiaries and associated undertakings are these connected to the normal activity of the Bank and are regulated by market conditions.

With regards to these dealings, we can confirm that this is the case and that they are carried out in the interest of your company.

Within the scope of this Board's competence, we monitored the adequacy of the Bank's organisational structure, and the respect of the codes of best practice concerning its administration by means of relevant documentation provided by the Bank's senior offices in addition to meetings with the external auditors. In the light of the information in our possession we can confirm the adequacy of the Bank's operating structure in addition to the respect of best practice standards.

We evaluated and monitored the adequacy of the Bank's systems of internal control and administration/accounting. With regards to the latter, information was collected from senior officers in the form of company documents and audit analyses in order to verify that such a system was suitably equipped to give a true and fair picture of the Bank's affairs.

In particular, throughout the year we controlled the Bank's internal monitoring of all its risk profiles and can confirm the Bank's position throughout the year within the limits of all indicators fixed by the Bank of Italy and the Interbank Deposit Protection Fund - FITD.

With regards to internal control systems we can confirm that a specific internal auditing unit is in place in possession of the Bank of Italy's regulatory instructions and with full access to the Bank's activities. This body is *outside the line of command foreseen by the Bank's organisational structure and offers General Management* (with regards to which it functions as a staff position) details of its activities on a systematic basis. It also reports to the Board of Directors (on a monthly basis), this Board of Statutory Auditors (every two months), and to the meetings of the Internal Control Committee.

We believe this internal control system is equipped to offer an efficient and effective management of the risks underlying the Bank's activities.

The methods of assessment and evaluation of these systems, formalised for the first time in the self-assessment of 1999 as requested by the regulatory authorities, is subject to regular review by those officers of the Bank responsible for Organisation and Internal Control. Suggestions for possible improvements are communicated to the Board of Directors and the Board of Statutory Auditors.

In adherence to the Code of Self-Regulation for Listed Companies, the Internal Control Committee was established and as from the second half of 2001 it is informed of any changes in self-assessment procedures.

This Board of Statutory Auditors can confirm that any organisational and operational decisions susceptible to influencing the Bank's risk profiles are promptly and fully analysed by officers responsible for the Bank's Internal Control.

It is our opinion also that the Bank's administrative-accounting systems are adequate in guaranteeing a clear and fair picture of the Bank's activities.

During the year ending 31st December 2001:

- during the year we received no reports from shareholders as foreseen by article 2408 of the Italian Civil Code;
- the Board of Statutory Auditors received two communications during the year.

The first was received was a copy of a letter dated 5th February 2001 addressed to the Chairman of the Bank. The writer, a private individual not a customer of the Bank, expressed concern about certain aspects of the Bank's procedures.

This Board replied to the writer informing him that he was invited by the General Management of the Bank to a meeting with a member of the Bank's staff responsible for customer relations in order to clarify the matter.

The second letter of complaint dated 3rd September 2001 was sent to both the Chairmen of the Bank and the Board of Statutory Auditors. The letter written on behalf of the company Avila S.a.s. of Lomagna (LC) asked for litigation in course between the company and Banca Carige to be terminated. Lawyers representing the Bank, at this Board's request, replied illustrating fully the reasons why such a request was unacceptable; these include several court decisions against the claimant. No further correspondence has been received.

0We can confirm that the parent company, Banca Carige SpA, communicated adequate and complete instructions to its subsidiaries pursuant to article 114, section 2, Legislative decree 58/98.

It is our opinion that Banca Carige SpA, the parent company of the Banca Carige Group communicated adequate and complete instructions to its subsidiaries as foreseen by the Consolidated banking Law and the regulatory indications issued by the Bank of Italy. Similar instructions were also supplied to the insurance companies of the Group.

In accordance with the above-mentioned Legislative decree 58/98, the audit firm KPMG SpA during the year examined the accounts of the Bank on a regular basis and reviewed the contents of the directors' report for consistency with the financial statements.

During the course of the year:

- Banca Carige SpA encharged KPMG SpA with four further auditing duties for a total of ITL 113,680,000;
- no service contracts were granted to parties having regular business dealings with the Bank's auditors.

The Board of Statutory Auditors expressed its opinion on these matters in the form foreseen by current legislation.

In accordance with article 150, Legislative decree 58/98, during the year and immediately subsequent to 31/12/01 regular meetings were held between this Board and the auditors for the reciprocal exchange of information. During these meetings no facts worthy of censure or further investigation came to our notice.

We have examined the audit firm's report prepared in accordance with Legislative decree 58/98 in which the auditors state the following: *'In our opinion, the financial statements taken as a whole are clearly stated and give a true and fair view of the financial position and results of Banca Carige SpA Cassa di Risparmio di Genova e Imperia in accordance with the requirements governing financial statements".*

As a result of this Board's direct examination of the statements and in cooperation with KPMG SpA, we also can confirm that the financial statements have been prepared in accordance with the requirements governing financial statements.

In particular:

- the structure of the financial statements and the accounting principles applied therein are in accordance with those required by legislation and are appropriate for the nature of the Bank's activities;
- balance sheet and income statement figures are expressed in both Italian lira and euro, the latter by applying the fixed lira/euro exchange translation rate (ITL 1,936.27 = 1 €);
- the financial statements prepared are consistent with the results and information in this Board's possession acquired both during its meetings with the Bank's Board of Directors and in the course of its inspections;
- the explanatory notes contain additional information concerning significant events affecting the banking industry during 2000, as requested by Consob in its communication number 1011405 of 15th February 2001;
- in the same explanatory notes the directors of the Bank illustrate the securitisation of credits without recourse (Law 130/99) carried out at the end of 2000 and in 2001:
    - The first on 21st December 2000 (with effect 31/12/00) was related to ITL 566.4 bn classified as bad loans at 30th November 2000, with either full or partial voluntary or legally-enforced guarantees. Securitisation determined a reduction in the value of the credits transferred of ITL 120.6 bn. In accordance with the opportunities offered by article 6 of Law 130/99 this amount was recorded at caption 130 'Share premium reserve' and will be amortised on a straight-line basis in five years from the year the reduction originated (2000);
    - On 21st December 2001 (with effect 31/12/01) a second securitisation operation was performed regarding the transfer of performing mortgage loans with a nominal value of ITL 990.4 bn for a total price of ITL 1,037 bn. This price was the sum of the following two components:
        - the nominal value of the credits transferred of ITL 990.4 bn;
        - a deferred price of ITL 46.6 bn calculated via the application of a profit extraction which recognised the increased spread of the mortgages after taking into consideration transaction costs, risks associated to the underlying mortgages, and the risk of early repayment of the mortgages. The price was actualised by using market rates as at 31/12/01 in the light of the length of the operation;

- The Directors' report was prepared in accordance with relevant legislation and its contents are consistent with the financial statements it accompanies.

In their report, the Directors give details of the measures taken by the Bank to handle the changeover to the euro. The accounting of the related costs of this changeover are presented in the explanatory notes.
During the year, there were no transfers from the investment securities to the trading securities portfolio, or vice versa.

The Board of Directors of Banca Carige in its meeting of 12th February 2001 deliberated the Bank's adherence to the Code of Self-Regulation of Listed Companies as prepared by the ad hoc Corporate Governance Committee.

We can confirm that during our inspections we were aware of no facts and/or activities requiring the intervention of regulatory bodies or mention in this report.
Moreover, we have received no such indication either from the Bank's auditors or from the statutory auditors of the Group subsidiaries.

Therefore, the Board of Statutory Auditors, on the basis of the information in its possession and within the confines of its duties, has decided to make no proposals to the Shareholders' Meeting as foreseen by article 153 of Legislative decree 58/98.

In the light of the above and on the basis of information provided by the external auditors both in their periodic review of the Bank's affairs and in their auditing of these financial statements, no events came to our attention which could inhibit the approval of the Bank's balance sheet as at and for the year ended 31/12/2001 and the proposed distribution of net profit.

We wish to inform you that our mandate terminates with the approval of these financial statements. In expressing our thanks for the confidence and support you have shown us, we invite you to nominate the new Board of Statutory Auditors of your Bank.

Genoa, 10th April 2002

The Board of Statutory Auditors

REPORT OF THE INDEPENDENT AUDITORS

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
P.zza della Vittoria, 10 int. 7
16121 GENOVA GE

Telefono (010) 564992
Telefax (010) 5535159

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia

We have audited the financial statements of Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia as at and for the year ended 31 December 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries representing 82% and 4% of the caption "investments" and "total assets" respectively, have been audited by other auditors who provided us with their reports thereon. Our opinion, expressed herein, with respect to the figures relating to such companies included in the financial statements is based, inter alia, on the audits performed by the other auditors.

Reference should be made to the report dated 6 April 2001 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the financial statements of Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia as at and for the year ended 31 December 2001 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

4 The company holds controlling interests in a number of companies and, in accordance with current legislation, has prepared consolidated financial statements. Such statements are presented in addition to its own financial statements in order to furnish adequate information on the financial position of both the company and the group. We have audited the consolidated financial statements and these (with our audit report thereon) are presented together with the statutory financial statements.

Genoa, 5 April 2002

KPMG S.p.A.

(Signed on the original)

Davide Grassano
Director of Audit

ATTACHMENTS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(millions of Italian Lire)

	Capital stock	Additional paid-in capital	Legal reserve	Reserve (art. 55 decree 917/86)	Taxed extraordinary reserve	Revaluation reserve	Reserve for incorporation
Shareholders' equity at 31/12/00	**1,970,173**	**241,368**	**71,043**	**253**	**117,028**	**15,405**	**23,895**
Allocation of 2000 net income							
- reserves			19,022		18,879		
- dividends paid							
Allocation to reserve for dividends on own shares							
Capital increase		14,229			-25,000		
Reserve for the purchase of treasury stock							
Provision to merger reserve							
2001 net income							
Stockholders' equity at 31/12/01	1,970,173	255,597	90,065	253	110,907	15,405	23,895

Reserve for the purchase of treasury stock disposable amount	Reserve for the purchase of treasury stock	Merger reserve	Reserve D.Lgs 17/5/99 n. 153	Reserves for general banking risk	Reserves for dividends on own share	Net income	Total
870	**34,130**	**32,120**	**1,925**	**10,000**	**900**	**190,221**	**2,709,331**
			10,382			- 48,283	
						- 141,938	- 141,938
					900		-900
							- 25,000
16,847							16,847
	8,153						8,153
						200,492	200,492
17,717	**42,283**	**32,120**	**12,307**	**10,000**	**-**	**200,492**	**2,781,214**

	2000	2001
FUDS GENERATED BY OPERATIONS (A)	**723,781**	**766,330**
Distributable net income for the year	**190,221**	**200,492**
Adjustment to:	**298,482**	**297,526**
- tangible fixed assets	95,139	112,427
- intangible fixed assetsimmobilizzazioni immateriali	26,398	42,643
- financial fixed assets	1,708	52
- trading securities	78,597	43,322
- loan and advances to credit institutions	569	1,408
- loan and advances to customers	96,071	97,674
Provisions for:	**235,078**	**268,312**
- reserves forloan losses and leasing transactions	10,000	4,711
- termination indemnities	21,944	29,652
- pensions and similar commitments	23,572	23,270
- taxation	155,149	179,761
- other assets	24,413	30,918
Provisions to concentration reserve	-	-
USE OF FUNDS GENERATED BY OPERATIONS (B)	**450,090**	**448,970**
Use for:		
- taxation	151,365	156,748
- termination indemnities	14,936	11,839
- pensions and similar commitments	21,981	22,716
- loan losses	116,373	89,457
- reserves for loan losses	5,000	4,786
- other assets	3,423	20,586
- dividends paid	137,012	142,838
CASH FLOW (A-B)	**273,691**	**317,360**

INCREASE IN FUNDS TAKEN AND DECREASE IN FUNDS APPLIED (C)	**2,734,083**	**3,799,882**
Increase in:	**2,694,000**	**3,566,186**
- amount owed to credit institutions	1,523,526	-
- amount owed to customers	537,404	1,497,205
- debts evidenced by certificates	528,094	794,070
- funds managed on behalf of third parties	5	127
- other liabilities	21,481	486,047
- accrued expenses and deferred income	83,490	-
- subordinated loans	-	774,508
- capital stock	-	-
- additional paid-in capital	-	14,229
Decrease in:	**40,083**	**233,696**
- cash in hand, balances with central banks and post offices	-	-
- securities	-	226,160
- loans and advances to credit institutions	-	-
- loans and advances to customers	-	-
- financial fixed assets	-	-
- tangible fixed assets	-	-
- intangible fixed assets	-	-
- own shares	-	-
- other assets	40,083	-
- accrued income and prepaid expenses	-	7,536
INCREASE IN FUNDS APPLIED AND DECREAS IN FUNDS TAKEN (D)	**3,007,774**	**4,117,242**
- Increase in:	**2,949,953**	**2,764,405**
- cash in hand, balances with central banks and post offices	59,412	102,010
- securities	125,818	-
- loans and advances to credit institutions	657,542	296,540
- loans and advances to customers	1,570,266	1,361,714
- financial fixed assets	133,448	7,256
- tangible fixed assets	207,930	313,157
- intangible fixed assets	134,419	569,344
- own shares	24,342	8,153
- other assets	-	106,231
- accrued income and prepaid expenses	36,776	-
Decrease in:	**57,821**	**1,352,837**
- amount owed to credit institutions	-	1,323,261
- amount owed to customers	-	-
- debts evidenced by certificates	-	-
- funds managed on behalf of third parties	-	-
- other liabilities	-	-
- accrued expenses and deferred income	-	29,576
- capital stock	-	-
- additional paid-in capital	57,821	-
TOTAL OF FUNDS GENERATED AND TAKEN (A+C)	**3,457,864**	**4,566,212**
TOTAL OF FUNDS APPLIED (B+D)	**3,457,864**	**4,566,212**
Millions of italian Lire.		

(millions of Italian Lire)

	Goods value	Opening balance	Increases	Decreases	Closing balances	Market value
Property	Book value	32,575	-	8,769	32,575	8,888
	Fiscal value	23,344	-	2,895	23,344	8,888
Securities	Book value	25,639	253	12,668	25,831	11,725
	Fiscal value	24,119	253	10,550	24,230	11,725
Holdings	Book value	486,626	-	2,803	486,626	6,054
	Fiscal value	176,174	-	226	176,174	6,054
Total	**Book value**	**544,840**	**253**	**24,240**	**545,032**	**26,667**
	Fiscal value	**223,637**	**253**	**13,671**	**223,748**	**26,667**

FORM OF TOTAL TAX CREDITS ATTRIBUTABLE TO SHAREHOLDERS, RELATED TO DIVIDEND PAYOUT (art. 105 c. 1/A AND C. 1/B DECREE 917/86)

(Italian Lire)

	Tax pursuant to article 105 (c.1/a)		Tax pursuant to article 105 (c.1/b)
A) Opening balance at 1/1/2000	277,346,686,000		9,897,679,000
B) Increases in the form of:			
B1) Taxes paid in tax returns for 1999	102,472,550,000		2,064,934,000
B2) Revenues benefiting from form of tax relief in 1999 for the calculation of tax credits to be destined to shareholders			27,280,974,000
C) Amounts attributable to dividends distribuited in 2000	379,819,236,000		39,243,587,000
D) Decreases in the form of:			
D1) Dividends distribuited in 2000	83,360,024,000		
D2) Reserve net income on own shares	528,482,000		
E) Increases in the form of:			
E1) A tenth of 56,25% of exemption "not utilised at 31/12/1997	19,318,278,000		
F) Closing balance at 1/1/2001	**315,249,008,000**	*	**39,243,597,000**

* This amount, necessary for the calculation of dividends to be distributed in 2001, will increase as a result of corporation tax (IRPEG) related to tax returns for 2000.

(Italian Lire)

	Location		Area m^2	Cost price	Revaluation (1)	Revaluated cost	Depreciation fund at 31/12/01	Balance sheet value
Productive								
Head office	Via Cassa di Risparmio 15	Genova	21278	14,463,809,051	85,397,786,186	99,861,595,237	25,033,022,340	74,828,572,897
Upgrading				349,000,000		349,000,000	10,470,000	338,530,000
	Via Cassa di Risparmio 12	Genova	28	198,000,000		198,000,000	2,970,000	195,030,000
Banca continua	Via XXV Aprile 10/12 r.	Genova	204	93,956,171	1,314,264,994	1,408,221,165	26,307,731	1,381,913,434
Other head office	Vico Monte di Pietà 4	Genova	1942	50,000,000	5,792,625,000	5,842,625,000	50,000,000	5,792,625,000
buildings	Piazza dei Garibaldi 29 r.	Genova	34	6,000,000	115,115,000	121,115,000	6,000,000	115,115,000
	Via D. Chiossone 7 - fondi	Genova	427	5,000,000	439,262,500	444,262,500	5,000,000	439,262,500
	Via D. Chiossone 12	Genova	3655	326,500,000	8,606,131,250	8,932,631,250	326,500,000	8,606,131,250
	Vico Monte di Pietà 6/8 r.	Genova	126	133,000,000	188,407,500	321,407,500	133,000,000	188,407,500
	Vico Monte di Pietà 10 r.	Genova	50	1	115,999,999	116,000,000		116,000,000
	Vico dei Garibaldi 47 r.	Genova	30	1	57,999,999	58,000,000		58,000,000
	Vico Monte di Pietà 10	Genova	972	1	533,999,999	534,000,000		534,000,000
	Via D. Chiossone 7/6	Genova	93	1	74,999,999	75,000,000		75,000,000
	Via D. Chiossone 10	Genova	2475	96,381,500	525,425,506	621,807,006	96,381,500	525,425,506
	Piazza dei Garibaldi 33 r.	Genova	45	14,000,000	113,725,000	127,725,000	14,000,000	113,725,000
	Piazza dei Garibaldi 31 r.	Genova	37	77,090,550	94,221,926	171,312,476	77,090,550	94,221,926
	Via G. D'Annunzio Torri E e F	Genova	7396	30,442,197,057	20,335,364,472	50,777,561,529	26,573,350,549	24,204,210,980
	Via G. D'Annunzio Torri E e F 2° p.	Genova		1,551,960,000	1,123,642,732	2,675,602,732	942,815,700	1,732,787,032
Layout				587,000,000		587,000,000	17,610,000	569,390,000
Warehouse	Via Emilia 48 C E r.	Genova	3653	1,077,098,340	1,893,658,217	2,970,756,557	1,066,327,353	1,904,429,204
	Via Emilia 48 D r.	Genova		469,230,960	824,960,016	1,294,190,976	436,384,793	857,806,183
	Via G. D'Annunzio "A" (q.9,40)	Genova	27	35,483,000	46,782,583	82,265,583	32,999,191	49,266,392
	Via G. D'Annunzio "B" (q.10,75)	Genova	50	52,865,000	80,307,788	133,172,788	49,164,451	84,008,337
	Via G. D'Annunzio "B" (q.10,75)	Genova	176	93,040,000	125,342,600	218,382,600	86,527,200	131,855,400
	Via G. D'Annunzio "C" (q.14,95)	Genova	275	312,467,000	413,606,043	726,073,043	290,594,311	435,478,732
Car parking	Corso Sardegna	Genova	18	14,500,000	67,643,750	82,143,750	14,500,000	67,643,750
Warehouse	Via Arrivabene 39 r.	Genova	1536	125,581,510	1,570,709,252	1,696,290,762	114,279,166	1,582,011,596
Car parking areas	Via G. D'Annunzio - 66 posti auto	Genova	1080	1,496,100,240	1,451,004,618	2,947,104,858	1,419,675,179	1,527,429,679
Archivie	Via Pelio 6	Genova	4760	1,477,875,708	4,955,087,127	6,432,962,835	2,731,979,853	3,700,982,982
Archivie	Via Pelio 6	Genova		208,500,000	212,524,959	421,024,959	81,315,000	339,709,959
Archivie	Via Pelio 6	Genova		231,833,971	288,451,501	520,285,472	90,415,247	429,870,225
Layout				223,000,000		223,000,000	6,690,000	216,310,000
Archivie	Via Monticelli 13/2	Genova	50	20,029,000	99,971,000	120,000,000	20,029,000	99,971,000
Employess club	Via Piso 58	Genova	1185	1	3,049,999,999	3,050,000,000		3,050,000,000
Genoa branch no.41	Via G. D'Annunzio 25-29c-39-41-63-73-81	Genova	1700	2,272,746,177	7,310,807,554	9,583,553,731	4,470,006,814	5,113,546,917
EDP Centre	Via Isonzo 21	Genova	8520	3,140,416,004	24,701,115,250	27,841,531,254	3,107,112,960	24,734,418,294
Layout				196,000,000		196,000,000	5,880,000	190,120,000
Genoa branch no.39	Piazza delle Americhe 1	Genova	2680	10,354,429,988	3,346,114,042	13,700,544,030	4,506,638,090	9,193,905,940
Layout				336,000,000		336,000,000	10,080,000	325,920,000
Main office Milan	Piazza Pattari 5-7	Milano	1970	4,177,600,000	10,310,139,017	14,487,739,017	4,135,824,000	10,351,915,017
Main office Milan	Piazza Pattari 5-7 2° p.	Milano		1,593,600,000	3,932,936,983	5,526,536,983	1,434,240,000	4,092,296,983
Main office Milan	Piazza Pattari 5-7 3° p.	Milano		2,778,063,333	945,840,000	3,723,903,333	789,390,618	2,934,512,715
Main office Turin	Corso Matteotti 13	Torino	1146	1,300,000,000	2,822,500,000	4,122,500,000	555,750,000	3,566,750,000
Genoa branch no.1	Via Cesarea 60 r.	Genova	536	139,108,000	2,609,744,010	2,748,852,010	139,108,000	2,609,744,010
Genoa branch no.2	Via B. Buozzi 57- 58 rr.	Genova	187	118,000,000	637,285,000	755,285,000	118,000,000	637,285,000
Genoa branch no.2	Piazza Dinegro 2-3-4 rr.	Genova	70	225,000,000		225,000,000	54,000,000	171,000,000
Genoa branch no.3	Via G. Torti 80 r.	Genova	498	4,195,000	21,186,803	25,381,803	4,195,000	21,186,803
Genoa branch no.3	Via G. Torti 24	Genova		363,100,000	1,833,832,685	2,196,932,685	348,576,000	1,848,356,685
Genoa branch no.4	Via Lagustena 40/48	Genova	465	1,650,000,000	1,108,951,145	2,758,951,145	954,483,793	1,804,467,352
Genoa branch no.5	Via Monticelli 70 r.	Genova	1035	92,159,200	147,926,836	240,086,036	92,159,200	147,926,836
Genoa branch no.5	Via Monticelli	Genova		1,250,000,000	2,006,403,538	3,256,403,538	1,162,500,000	2,093,903,538
Genoa branch no.6	Piazza Dante 30 r.	Genova	330	104,605,600	1,623,172,337	1,727,777,937	104,605,600	1,623,172,337
Genoa branch no.6	Via Fieschi 47 r.	Genova		63,643,200	987,555,941	1,051,199,141	63,643,200	987,555,941
Genoa branch no.7	Via della Liberta' 68-70-72-74-74A-78 rr.	Genova	340	32,616,080	338,461,529	371,077,609	30,822,185	340,255,424
Genoa branch no.7	Via L. Pareto 6/8	Genova		60,000,000	622,628,216	682,628,216	60,000,000	622,628,216
Genoa branch no.8	Piazza S. Sabina 6	Genova	872	729,000,000	2,390,317,500	3,119,317,500	699,840,000	2,419,477,500
Genoa branch no.9	Corso Sardegna 94 r.	Genova	340	5,300,000	26,903,307	32,203,307	5,300,000	26,903,307
Genoa branch no.9	Corso Sardegna 90 r.	Genova		1,250,000	6,345,120	7,595,120	1,250,000	6,345,120
Genoa branch no.9	Corso Sardegna 96 r. p.t.	Genova		55,000,000	279,185,264	334,185,264	55,000,000	279,185,264
Genoa branch no.9	Corso Sardegna 44/1	Genova		234,135,710	1,188,495,271	1,422,630,981	231,794,346	1,190,836,635
Genoa branch no.9	Corso Sardegna 98 r.	Genova		247,409,700		247,409,700	25,978,019	221,431,681
Genoa branch no.10	Via S. Vincenzo 26	Genova	760	646,479,648	1,712,016,926	2,358,496,574	646,479,648	1,712,016,926
Genoa branch no.10	Via Galata 51 A r.	Genova		50,000,000	132,410,736	182,410,736	50,000,000	132,410,736
Genoa branch no.11	Via Piacenza 94 E	Genova	391	743,785,000	900,074,558	1,643,859,558	714,033,601	929,825,957
Genoa branch no.11	Via Piacenza 179 G	Genova		16,567,775	20,049,117	36,616,892	8,449,561	28,167,331
Genoa branch no.13	Via XII Ottobre 7 r.	Genova	536	82,500,000	3,155,831,250	3,238,331,250	82,500,000	3,155,831,250
Genoa branch no.14	Piazza Manin 2/1	Genova	321	11,359,260	574,471,765	585,831,025	11,359,260	574,471,765

Genoa branch no.14	Piazza Manin 2/1	Genova	*		6,815,900	344,700,456	351,516,356	6,815,900	344,700,456
Genoa branch no.15	Via Napoli 40 r.	Genova		180	27,763,000	457,904,958	485,667,958	27,763,000	457,904,958
Genoa branch no.16	Viale des Geneys 2/1 - 2/A/B/C/D/E	Genova		423	750,000,000	908,625,000	1,658,625,000	697,500,000	961,125,000
Genoa branch no.17	Via Posalunga 11 r.	Genova		585	7,473,312	68,336,756	75,810,068	2,466,189	73,343,879
Genoa branch no.17	Via Timavo 96 - 104 r.	Genova	*		35,031,062	320,327,740	355,358,802	11,560,252	343,798,550
Genoa branch no.17	Via Posalunga 5 r.	Genova	*		13,874,000	195,669,163	209,543,163	13,874,000	195,669,163
Genoa branch no.17	Via Timavo 86-94	Genova	*		41,703,650	588,159,023	629,862,673	37,950,322	591,912,351
Genoa branch no.17	Via Posalunga 7-9 r.	Genova	*		17,463,370	246,291,119	263,754,489	15,280,446	248,474,043
Genoa branch no.18	Via Corsica 13-19 r.	Genova		802	126,184,259	1,293,840,552	1,420,024,811	126,184,259	1,293,840,552
Genoa branch no.19	*Via Quinto 38 r.*	*Genova*		*123*	*85,000,000*	*524,387,500*	*609,387,500*	*85,000,000*	*524,387,500*
Genoa branch no.20	Via Avio 2 r.	Genova		765	410,018,000	2,200,717,305	2,610,735,305	358,765,750	2,251,969,555
Genoa branch no.20	Via Pesce - Via Mamiani 3	Genova		319	178,460,000	631,000,250	809,460,250	178,460,000	631,000,250
Layout	. . . .				120,000,000		120,000,000	3,600,000	116,400,000
Genoa branch no.21	Via Sestri 114 r.	Genova		787	437,163,839	3,139,010	440,302,849	26,427,971	413,874,878
Genoa branch no.21	Via Sestri 24/1 r.	Genova	*		36,600	562,434	599,034	12,628	586,406
Genoa branch no.21	Via Donizetti 46/46A/46B/48	Genova	*		150,000,000	2,305,055,953	2,455,055,953	147,000,000	2,308,055,953
Genoa branch no.21	Via Donizetti 8 A/3 - 8 A/4	Genova	*		19,900,000	305,804,090	325,704,090	19,900,000	305,804,090
Genoa branch no.21	Via Donizetti 8 A/1 - 8 A/2	Genova	*		19,900,000	305,804,090	325,704,090	19,900,000	305,804,090
Genoa branch no.21	Via Donizetti 8 A - 46 - 48	Genova	*		50,000,000	768,351,984	818,351,984	50,000,000	768,351,984
Genoa branch no.21	Via Donizetti 50 r.	Genova	*		12,600,000	193,624,700	206,224,700	5,386,500	200,838,200
Genoa branch no.21	Via Donizetti 52 r.	Genova	*		12,600,000	138,502,500	151,102,500	4,914,000	146,188,500
Genoa branch no.21	Piazza Rosolino Pilo 1	Genova		15	81,900,450	8,099,550	90,000,000	27,027,112	62,972,888
Layout	. . .				29,000,000		29,000,000	870,000	28,130,000
Genoa branch no.22	Piazza Sebastiano Gaggero 9 r.	Genova		730	513,734,837	1,791,549,261	2,305,284,098	400,424,090	1,904,860,008
Genoa branch no.22	Via Don G. Verità 28 r.	Genova	*		2,100,000	8,550,576	10,650,576	2,100,000	8,550,576
Genoa branch no.22	Via Don G. Verità 6/2	Genova	*		505,750	2,059,264	2,565,014	227,595	2,337,419
Genoa branch no.23	Via Pastorino 26 - Via Custo 22 r.	Genova		831	1,195,596,410	1,760,468,601	2,956,065,011	1,195,596,410	1,760,468,601
Genoa branch no.23	Via G.B. Custo 18 - 20 r.	Genova		142	170,000,000	250,318,301	420,318,301	158,100,000	262,218,301
Genoa branch no.24	*Via F. del Canto 4 A*	*Genova*		*424*	*10,345,000*	*790,474,113*	*800,819,113*	*10,345,000*	*790,474,113*
Genoa branch no.25	Via G. Jori 22 A - B	Genova		337	22,423,230	575,803,137	598,226,367	19,620,329	578,606,038
Genoa branch no.25	Via G. Jori 22/1	Genova	*		8,000,000	205,430,934	213,430,934	8,000,000	205,430,934
Genoa branch no.26	Via Martiri della Libertà 3 A	Genova		490	72,436,885	374,365,309	446,802,194	72,436,885	374,365,309
Genoa branch no.26	Via Gorelli 11 r.	Genova	*		119,988,500	620,119,597	740,108,097	107,989,650	632,118,447
Genoa branch no.26	Via Gorelli 5 - 7 - 9 r.	Genova	*		531,035,450		531,035,450	175,241,705	355,793,745
Genoa branch no.26	Via Martiri della Libertà 7-9	Genova	*		486,200,000	13,800,000	500,000,000	116,688,000	383,312,000
Genoa branch no.27	Via Oberdan 120 A	Genova		243	6,000,000	1,055,115,000	1,061,115,000	6,000,000	1,055,115,000
Genoa branch no.28	Via Molassana 70 r. - Via S. D'Acquisto	Genova		512	12,000,000	790,230,000	802,230,000	12,000,000	790,230,000
Genoa branch no.29	Via C. Rolando 56 E r.	Genova		346	70,746,600	278,137,423	348,884,023	70,746,600	278,137,423
Genoa branch no.29	Via C. Abba 43 - 45 r.	Genova	*		120,000,000	471,775,192	591,775,192	120,000,000	471,775,192
Genoa branch no.30	Via S. G. D'Acri 6 r.	Genova		304	1,725,000	44,316,108	46,041,108	1,725,000	44,316,108
Genoa branch no.30	Via S. G. D'Acri 4 r.	Genova	*		5,653,000	145,228,380	150,881,380	5,144,231	145,737,149
Genoa branch no.30	Via S. G. D'Acri 12 r.	Genova	*		17,918,000	460,322,328	478,240,328	15,678,250	462,562,078
Genoa branch no.30	Via S. G. D'Acri 4-1	Genova			740,442,699		740,442,699	91,435,732	649,006,967
Genoa branch no.31	Via Pra 140 A/R	Genova		287	14,000,000	228,550,740	242,550,740	14,000,000	228,550,740
Genoa branch no.31	Via Venezian 1	Genova	*		21,960,000	358,498,160	380,458,160	21,960,000	358,498,160
Genoa branch no.32	Piazza Banchi 2 r	Genova		210	15,000,000	285,051,389	300,051,389	14,700,000	285,351,389
Genoa branch no.32	Via S. Luca 2	Genova		10	10,000,000	190,034,259	200,034,259	3,600,000	196,434,259
Genoa branch no.34	*Via Struppa 146 C e via Buscaglia 18 r*	*Genova*		*331*	*426,573,400*	*552,290,241*	*978,863,641*	*426,573,400*	*552,290,241*
Genoa branch no.47	Via di Francia 3 r.	Genova		770	4,500,000,000		4,500,000,000	1,750,849,996	2,749,150,004
Genoa branch no.55	Via del Capriolo 1 - 3 rr.	Genova		106	412,500,000		412,500,000	136,125,000	276,375,000
Genoa branch no.60	Piazza Leopardi 2	Genova		426	1,865,000,000		1,865,000,000	615,450,000	1,249,550,000
Branch Recco	Via IV Novembre 2r - P.za N.da Recco27/2	Recco		512	4,000,000	106,716,250	110,716,250	4,000,000	106,716,250
Branch Recco	P.za N. da Recco 24	Recco	*		60,000,000	1,600,743,750	1,660,743,750	60,000,000	1,600,743,750
Layout	. . . .				90,000,000		90,000,000	2,700,000	87,300,000
Branch S.Margherita L.	Via XXV Aprile 6/1	S.Margherita L.		137	2,800,000	19,535,115	22,335,115	2,800,000	19,535,115
Branch S.Margherita L.	Largo Giusti 17	S.Margherita L.		311	344,878,656	1,534,901,885	1,879,780,541	254,785,440	1,624,995,101
Branch Chiavari	Piazza Roma 34 r. - Piazza Roma 10/1	Chiavari		1540	23,650,000	146,868,225	170,518,225	23,650,000	146,868,225
Branch Chiavari	Corso Dante p.t.	Chiavari	*		897,754,915	1,890,166,114	2,787,921,029	437,536,476	2,350,384,553
Branch Chiavari	Corso Dante 16/4	Chiavari	*		264,000,000	1,639,459,259	1,903,459,259	95,040,000	1,808,419,259
Layout	. .				40,000,000		40,000,000	1,200,000	38,800,000
Branch Sestri L.	Corso Colombo 19 r.	Sestri Levante		311	110,339,320	1,299,863,080	1,410,202,400	110,339,320	1,299,863,080
Branch Rapallo	Via Giustiniani 9	Rapallo		496	36,750,000	501,068,795	537,818,795	36,750,000	501,068,795
Branch Rapallo	Galleria Raggio 2D e 3D	Rapallo	*		7,900,000	107,712,748	115,612,748	7,900,000	107,712,748
Branch Rapallo	Via Matteotti 7/3	Rapallo	*		11,880,500	161,984,975	173,865,475	11,880,500	161,984,975
Branch Rapallo	Via Giustiniani 7	Rapallo	*		105,000,000	1,431,625,128	1,536,625,128	105,000,000	1,431,625,128
Branch Rapallo	Galleria Raggio 4/D	Rapallo	*		29,914,500	407,869,999	437,784,499	29,914,500	407,869,999
Rapallo branch no.1	*Via del Pozzo 24*	*Rapallo*		151	*374,000,000*	*465,905,000*	839,905,000	359,040,000	480,865,000
Branch Lavagna	Piazza della Libertà 40/2	Lavagna		106	396,000,000	148,770,000	544,770,000	142,560,000	402,210,000

Branch La Spezia	Corso Nazionale 252	La Spezia		2141	8,480,128,955	4,242,000,000	12,722,128,955	4,099,807,738	8,622,321,217
Layout	• • •				38,000,000		38,000,000	1,140,000	36,860,000
La Spezia Branch Ag.2	Corso Cavour 154	La Spezia		153	967,930,000		967,930,000	290,213,701	677,716,299
La Spezia Branch Ag.2	Via Monale 76	La Spezia		140	209,000,000		209,000,000	50,160,000	158,840,000
Branch Rezzoaglio	Via Roma 12	Rezzoaglio		399	452,828,000	805,506,410	1,258,334,410	452,828,000	805,506,410
Branch Montoggio	Via Roma 89	Montoggio		234	4,000,000	329,410,000	333,410,000	4,000,000	329,410,000
Branch Torriglia	Via Matteotti 48 r.	Torriglia		120	2,100,000	35,360,067	37,460,067	2,100,000	35,360,067
Branch Torriglia	Loc.piano fondi con acc.Via Molinetto 7	Torriglia	•		13,478,260	226,948,659	240,426,919	13,478,260	226,948,659
Branch Campoligure	P.za Martiri della Benedicta 2	Campoligure		254	3,700,000	12,673,270	16,373,270	3,700,000	12,673,270
Branch Campoligure	Via Trento 2	Campoligure	•		121,040,000	414,587,180	535,627,180	121,040,000	414,587,180
Branch Campoligure	Via Trento 6	Campoligure		57	73,700,000	75,335,750	149,035,750	66,330,000	82,705,750
Branch Arenzano	Via Pallavicini 25	Arenzano		419	4,093,939	92,226,763	96,320,702	4,093,939	92,226,763
Branch Arenzano	Via Pallavicini 29	Arenzano	•		53,354,710	1,201,955,299	1,255,310,009	46,685,363	1,208,624,646
Branch Ronco Scrivia	Corso Italia 29	Ronco Scrivia		562	570,000,000	596,775,000	1,166,775,000	547,200,000	619,575,000
Branch Cogoleto	Piazza Giusti 1	Cogoleto		564	689,339,033	853,385,497	1,542,724,530	635,970,342	906,754,188
Branch Cogoleto	Piazza Giusti 1	Cogoleto	•		65,000,000	90,489,490	155,489,490	65,000,000	90,489,490
Layout	• •				16,000,000		16,000,000	480,000	15,520,000
Branch Isola Cantone	Via Roma 118 r.	Isola Cantone		261	2,400,000	21,959,208	24,359,208	2,400,000	21,959,208
Branch Isola Cantone	Via Roma 182 1 ^ p.	Isola Cantone	•		40,000,000	365,986,792	405,986,792	40,000,000	365,986,792
Branch Camogli	Piazza Schiaffino 9	Camogli		225	61,158,874	659,487,101	720,645,975	7,042,487	713,603,488
Branch Rossiglione	Via Roma 10	Rossiglione		203	1,500,000	329,778,750	331,278,750	1,500,000	329,778,750
Branch Masone	Via Veneto 6	Masone		188	8,427,000	80,400,252	88,827,252	8,427,000	80,400,252
Branch Masone	Via Roma 27	Masone	•		38,602,000	368,293,641	406,895,641	38,215,980	368,679,661
Branch Casella	Viale Mandelli	Casella		189	18,827,250	454,581,786	473,409,036	17,104,284	456,304,752
Layout	• •				272,000,000		272,000,000	8,160,000	263,840,000
Branch Savignone	Via Giovanni XXIII 1	Savignone		130	161,000,000	116,685,000	277,685,000	67,620,000	210,065,000
Branch Sori	Via Garibaldi 6 B - C	Sori		249	30,279,500	425,220,097	455,499,597	29,673,908	425,825,689
Branch Sori	Via Garibaldi 6 D	Sori	•		6,506,500	91,371,871	97,878,371	6,506,500	91,371,871
Branch Moconesi	Viale De Gasperi 19	Moconesi		175	32,375,000	370,242,850	402,617,850	28,328,126	374,289,724
Branch Moconesi	Viale De Gasperi 19	Moconesi	•		1,001,535	11,453,627	12,455,162	841,288	11,613,874
Branch Pedemonte	Via Medicina p.t. 104	Serra Ricco'		293	48,000,000	460,837,377	508,837,377	48,000,000	460,837,377
Branch Pedemonte	Via Medicina p.fondi 104	Serra Ricco'			13,000,000	124,810,123	137,810,123	13,000,000	124,810,123
Branch S.Olcese	Via Poire'43	S.Olcese di M.		309	36,619,045	362,109,899	398,728,944	32,041,654	366,687,290
Branch S.Olcese	Via Poire'69	S.Olcese di M.	•		20,890,160	206,573,757	227,463,917	17,547,740	209,916,177
Branch Casarza L.	Via IV Novembre 28 B	Casarza L.		308	69,962,688	522,927,710	592,890,398	69,962,688	522,927,710
Branch S.Colombano C.	Via D.Cuneo 163/C - D - E	S.Colombano C.		221	85,351,200	315,802,024	401,153,224	85,351,200	315,802,024
Branch S.Colombano C.	Via D.Cuneo 163/C - D - E	S.Colombano C.	•		17,835,183	65,990,717	83,825,900	17,835,183	65,990,717
Branch Campomorone	Via De Gasperi 60 - 62 - 64 - 70	Campomorone		408	550,150,000	752,078,125	1,302,228,125	544,648,500	757,579,625
Branch Alassio	Via Mazzini 2	Alassio		683	310,466,500	2,487,824,139	2,798,290,639	271,658,187	2,526,632,452
Branch Alassio	Via Mazzini 2	Alassio	•		258,150	2,068,603	2,326,753	216,845	2,109,908
Branch Alassio	Via Dante 114/1	Alassio	•		2,100,000	16,827,679	18,927,679	2,100,000	16,827,679
Branch Leca d'Albenga	Piazza del Popolo 13	Leca d'Albenga		206	412,000,000		412,000,000	135,960,000	276,040,000
Branch Toirano	Via Braida 21 - 23 - 27	Toirano		135	58,000,000	198,844,676	256,844,676	58,000,000	198,844,676
Branch Toirano	Via Braida 21 - 23 - 27	Toirano	•		15,265,000	52,333,862	67,598,862	15,265,000	52,333,862
Branch Finale Ligure	Via Garibaldi 1 - Via Roma 12/1	Finale L.		315	1,000,000	1,121,852,500	1,122,852,500	1,000,000	1,121,852,500
Branch Varazze	Piazza Dante 6	Varazze		280	6,000,000	923,115,000	929,115,000	6,000,000	923,115,000
Branch Cairo M.	Via F.lli Francia 3	Cairo M.		225	255,000,000	105,994,966	360,994,966	95,132,466	265,862,500
Branch Loano	Corso Roma 198	Loano		130	3,900,000	329,424,750	333,324,750	3,900,000	329,424,750
Branch Loano main office	Via Stello (Pal. Sirena)	Loano		404	348,403,115	1,037,892,690	1,386,295,805	133,229,059	1,253,066,746
Branch Pietra L.	P.zza Martiri Libertà 10)	Pietra L.		610					
Branch Pietra L.	Via Vinzone 1/1 ^ -2 ^ p.)	Pietra L			7,500,000	1,767,816,304	1,775,316,304	7,500,000	1,767,816,304
Branch Pietra L.	Via Vinzone 1/3 ^ p.	Pietra L.	•		892,500	210,370,140	211,262,640	455,175	210,807,465
Branch Pietra L. Lev.	Corso Italia 15	Pietra L.		99	20,516,000	324,819,710	345,335,710	20,516,000	324,819,710
Main office Imperia	Via Berio 14 r.	Imperia		1634	28,300,000	244,626,082	272,926,082	28,300,000	244,626,082
Main office Imperia	Via Berio 4/1 e 4/2	Imperia	•		17,325,000	149,757,840	167,082,840	17,325,000	149,757,840
Main office Imperia	Via Berio 4	Imperia	•		26,815,870	231,797,216	258,613,086	24,402,438	234,210,648
Main office Imperia	Via Berio 10/5	Imperia	•		6,762,480	58,455,088	65,217,568	6,153,846	59,063,722
Main office Imperia	Via Berio 10/8	Imperia	•		194,801,000	1,683,865,918	1,878,666,918	187,008,961	1,691,657,957
Main office Imperia	Via Berio 6	Imperia	•		69,000,000	596,438,151	665,438,151	69,000,000	596,438,151
Main office Imperia	Via Berio 10/6	Imperia	•		174,205,000	1,505,833,451	1,680,038,451	167,236,801	1,512,801,650
Layout	• • •				107,000,000		107,000,000	3,210,000	103,790,000
Branch Sanremo	Corso Mombello 25,25 A,27,29	Sanremo		1605	2,208,886,741	4,724,500,000	6,933,386,741	2,046,533,204	4,886,853,537
Branch Bordighera	Corso V.Emanuele 153/155 r.	Bordighera		810	689,629,367	1,748,307,000	2,437,936,367	258,821,524	2,179,114,843
Branch Pieve di Teco	Via Eula 33	Pieve di Teco		246	16,770,830	388,830,472	405,601,302	14,674,479	390,926,823
Branch Arma di Taggia	Via Blengino 19	Arma di Taggia		236	123,068,203	1,267,388,342	1,390,456,545	107,684,676	1,282,771,869
Branch P.Maurizio	P.zza F.lli Serra 10	Imperia		340	20,250,000	660,267,717	680,517,717	20,250,000	660,267,717
Branch P.Maurizio	P.zza F.lli Serra 9	Imperia	•		19,968,960	651,104,179	671,073,139	19,968,960	651,104,179
Branch S.Bartolomeo M.	Nuovo P.zza Comunale 49/51 r.	S.Bartolomeo M.		240	50,397,610	448,594,124	498,991,734	45,861,816	453,129,918
Branch S.Bartolomeo M.	Piazza Magnolia 32	S.Bartolomeo M.	•		6,048,000	53,833,848	59,881,848	2,086,560	57,795,288
Branch S.Stefano Mare	Piazza A. Saffi 4	S.Stefano M.		282	58,000,000	203,963,174	261,963,174	58,000,000	203,963,174

Branch S.Stefano Mare	Piazza A. Saffi 5	S.Stefano M.		72,198,053	253,892,139	326,090,192	69,310,138	256,780,054
Branch S.Stefano Mare	Piazza A. Saffi 6	S.Stefano M.		76,383,447	268,610,523	344,993,970	73,328,102	271,665,868
Branch Ventimiglia	Condominio Le Palme	Ventimiglia	876	328,187,000	1,093,229,782	1,421,416,782	233,521,026	1,187,895,756
Branch Ventimiglia	Condominio Le Palme	Ventimiglia		27,745,895	118,627,277	146,373,172	23,306,556	123,066,616
Branch Ventimiglia	Via Roma (fondi)	Ventimiglia		30,204,750	236,030,312	266,235,062	25,372,004	240,863,058
Branch Ventimiglia	Via Matteotti 1	Ventimiglia	145	610,331,308		610,331,308	64,084,787	546,246,521
Branch Diano Marina	Piazza Maglione 1	Diano Marina	208	180,000,000	570,150,000	750,150,000	180,000,000	570,150,000
Branch Vallecrosia	Via Giovanni XXIII 27 - 29 - 31	Vallecrosia	327	512,030,000	503,629,725	1,015,659,725	491,548,800	524,110,925
Branch Ovada	Via Torino 10	Ovada	501	1,315,000,000	1,021,718,133	2,336,718,133	779,865,598	1,556,852,535
Branch Alessandria	Centro Agorà - Corso Borsalino 46	Alessandria	1026	2,989,228,720		2,989,228,720	1,173,272,272	1,815,956,448
Layout				96,000,000		96,000,000	2,880,000	93,120,000
Branch Bologna	Via Riva del Reno 67	Bologna	883	3,330,000,000		3,330,000,000	1,307,025,000	2,022,975,000
Rappres. Londra	Hamton Street 12	Londra	150	758,175,900	776,461,893	1,534,637,793	703,986,003	830,651,790
Office Roma	Via Piemonte 39/8	Roma	251	907,650,000	911,900,375	1,819,550,375	844,114,500	975,435,875
Branch Reggio Emilio	P.zza del Tricolore 2c e 2d	Reggio Emilia	215	830,300,000		830,300,000	251,165,750	579,134,250
Branch Reggio Emilio	Piazza del Tricolore 4 r.	Reggio Emilia		381,235,548		381,235,548	59,125,797	322,109,751
Genoa branch no.63	Via Donghi n. 20/22/24/26/28 r.	Genova	98	335,250,000		335,250,000	101,413,126	233,836,874
Branch Carrara	Viale XX Settembre 209/211	Carrara	406	1,765,000,000		1,765,000,000	639,812,500	1,125,187,500
Branch Brugnato	Via Briniati 3	Brugnato	194	440,000,000		440,000,000	159,500,000	280,500,000
Branch Acqui Terme	Via Mazzini 43/45	Acqui Terme	193	396,000,000		396,000,000	143,550,000	252,450,000
Branch Acqui Terme	Via Mazzini 47	Acqui Terme	60	401,145,193		401,145,193	90,302,424	310,842,769
Branch Lavagna	P. la Scafa 16	Lavagna	197	500,625,000	73,842,000	574,467,000	225,280,750	349,186,250
Genoa branch no.65	Via Marchini 39 r	Genova	55	147,900,000		147,900,000	39,933,000	107,967,000
Branch no.3 - Sanremo	Corso Cavallotti 232	Sanremo	115	636,500,000		636,500,000	171,855,000	464,645,000
Branch Sarzana	Via Brigate Partigiane Muccini 65	Sarzana	340	2,200,000,000		2,200,000,000	660,000,000	1,540,000,000
Genoa branch no.66	Via Merano 99	Genova	214	319,600,000		319,600,000	86,292,000	233,308,000
Branch no. 3 - Ventimiglia	Corso Genova 82	Ventimiglia	152	616,100,000		616,100,000	166,347,000	449,753,000
Branch no. 1 - Chiavari	Via S. Rufino 18	Chiavari	131	450,000,000		450,000,000	121,500,000	328,500,000
Genoa branch no.69	Via Paleocapa 135/137	Genova	94	161,000,000		161,000,000	43,470,000	117,530,000
Branch no. 3 - La Spezia	Via Genova 103	La Spezia	173	752,562,500		752,562,500	180,615,001	571,947,499
Branch Ameglia	Via XXV Aprile 51	Ameglia	103	419,475,000		419,475,000	100,674,000	318,801,000
Genoa branch no.71	Via dei Mille 57/59	Genova	203	1,067,150,000		1,067,150,000	256,116,000	811,034,000
Branch Lerici	Via Gerini 10	Lerici	214	1,120,000,000		1,120,000,000	268,800,000	851,200,000
Branch Sassuolo	Via Circonvallazione Sud/Est 221-223-225	Sassuolo	739	1,250,000,000		1,250,000,000	300,000,000	950,000,000
Branch no.1 Parma	Via Emilia 65	Parma	275	874,747,984		874,747,984	206,247,420	668,500,564
Branch no.1 Parma	Via Emilia 65	Parma		30,000,000		30,000,000	5,850,000	24,150,000
Branch Savona	Piazza Dallaro 42	Savona	149	319,000,000		319,000,000	76,560,000	242,440,000
Layout				46,000,000		46,000,000	1,380,000	44,620,000
Genoa branch no.75	Via Gramsci 135/137/139	Genova	220	78,057,339	496,300,190	574,357,529	12,823,963	561,533,566
Branch no.1 Milano	Via Morosini 7	Milano	320	1,540,000,000		1,540,000,000	300,300,000	1,239,700,000
Branch Valenza	Via Canonico Zuffi 3	Valenza	309	1,595,000,000		1,595,000,000	311,025,000	1,283,975,000
Genoa branch no.76	Via Bobbio 62/64/66 r.	Genova	120	395,419,804		395,419,804	75,804,267	319,615,537
Branch no Monterosso	Via Vittorio Emanuele 69	Monterosso	105	605,000,000		605,000,000	117,975,000	487,025,000
Branch no.5 - Milano	Via Bertini 1	Milano	245	958,200,000		958,200,000	158,103,000	800,097,000
Branch no.5 - Milano	Via Bertini 1	Milano		222,000,000		222,000,000	29,970,000	192,030,000
Branch no.2 - Ventimiglia	Corso Nizza	Ventimiglia	150	277,500,000		277,500,000	45,787,500	231,712,500
Genoa branch no.81	Via Torti 236/238 rr.	Genova	150	366,300,000		366,300,000	60,439,500	305,860,500
Genoa branch no.82	Via Borrili 26 r.	Genova		351,292,190		351,292,190	49,636,344	301,655,846
Genoa branch no.78	Via Murcarolo 4 r.	Genova	205	1,164,330,417		1,164,330,417	192,114,521	972,215,896
Branch no. Tortona	Piazza Roma 34	Tortona	402	1,041,239,748		1,041,239,748	171,804,556	869,435,192
Branch Rho	Via Lainate 60	Rho	275	999,500,000		999,500,000	134,932,500	864,567,500
Branch Riva Ligure	Corso Villaregia 54	Riva Ligure	132	612,692,435		612,692,435	82,713,479	529,978,956
Genoa branch no.83	Via Lido di Pegli 2/3 rr.	Genova	200	414,600,000		414,600,000	55,296,000	359,304,000
Genoa branch no.83	Via Lido di Pegli 2/3 rr.	Genova		728,614,575		728,614,575	97,556,459	631,058,116
Branch no.1 - Bologna	Via Emilia Levante 61/63	Bologna	185	1,160,549,892		1,160,549,892	116,081,991	1,044,467,901
Branch no.2 - Torino	Via Borgaro 119	Torino	240 p.t. + 165 p.f.	1,386,376,894		1,386,376,894	103,978,267	1,282,398,627
Branch Fidenza	Via Mazzini 32 A	Fidenza	300	1,060,112,156		1,060,112,156	79,508,412	980,603,744
Branch no.3 - Torino	Via Viberti 1	Torino	130+30 s. + 130 p	688,975,125		688,975,125	50,471,201	638,503,924
Genoa branch no.85	Via Teglia 23/25/27 rr	Genova	170	670,362,175		670,362,175	30,166,298	640,195,877
Branch no.7 - Milano	Via Rembrandt	Milano	182 p.t. + 150	1,884,454,248		1,884,454,248	84,800,441	1,799,653,807
Branch no.1 - Palermo	Via F. Crispi 146	Palermo	303	1,000,000,000		1,000,000,000	15,000,000	985,000,000
Layout				149,000,000		149,000,000	2,235,000	146,765,000
Branch no.7 - Palermo	Via Castelforte 5	Palermo	267	500,000,000		500,000,000	7,500,000	492,500,000
Layout				85,000,000		85,000,000	1,275,000	83,725,000
Branch Lercara Friddi	Via V.Emanuele 30	Lercara Friddi	151 + 280	300,000,000		300,000,000	4,500,000	295,500,000
Layout				49,000,000		49,000,000	735,000	48,265,000
Branch Termini Imerese	C.so Umberto e Margherita 85-87-89-91	Termini Imerese	295 + 248	1,000,000,000		1,000,000,000	15,000,000	985,000,000
Layout				22,000,000		22,000,000	330,000	21,670,000
Branch Leonforte	C.so Umberto I 168	Leonforte	305	400,000,000		400,000,000	6,000,000	394,000,000
Layout				21,000,000		21,000,000	315,000	20,685,000

Branch Di Nicosia	Via F.lli Testa 38-40-42	Nicosia	260	300,000,000		300,000,000	4,500,000	295,500,000
Layout				221,000,000		221,000,000	3,315,000	217,685,000
Other head	Via G. D'Annunzio - Lotto "D"	Genova	1755	3,402,405,719	1,570,459,153	4,972,864,872	1,311,606,704	3,661,258,168
office buildings	Via G. D'Annunzio - Lotto "E"	Genova	1210	3,170,618,000	1,496,811,075	4,667,429,075	1,236,541,020	3,430,888,055
	Via G. D'Annunzio - Lotto "F"	Genova	80	413,558,000	192,628,325	606,186,325	161,287,620	444,898,705
	Via G. D'Annunzio - Lotto "G"	Genova	607	2,067,794,000	973,137,975	3,040,931,975	806,439,660	2,234,492,315
Car parking 1-2 B	Via D'Annunzio 31	Genova	27	28,000,000	97,372,191	125,372,191	91,183,320	34,188,871
	Via D'Annunzio 31	Genova		412,300	1,433,806	1,846,106	1,330,311	515,795
	Via D'Annunzio 23	Genova	2810	7,787,140,000	4,026,829,182	11,813,969,182	9,150,931,971	2,663,037,211
	Via D'Annunzio 23	Genova		7,160,334,261	3,455,840,671	10,616,174,932	8,379,289,383	2,236,885,549
	Via D'Annunzio 23	Genova		35,777,600	15,504,402	51,282,002	40,071,144	11,210,858
	Via D'Annunzio 23	Genova		885,000	299,725	1,184,725	912,970	271,755
Garage	Via D'Annunzio 23	Genova	52	125,271,000	37,853,604	163,124,604	135,374,370	27,750,234
N. 4 car parking	Via D'Annunzio 23 (+ cantina)	Genova	67	157,977,025	28,535,235	186,512,260	169,697,135	16,815,125
Garage	Via D'Annunzio 23	Genova	27	4,146,930	1,367,435	5,514,365	4,266,875	1,247,490
	Via D'Annunzio 23	Genova		17,819,180	6,878,447	24,697,627	19,169,946	5,527,681
N. 2 car parking	Via D'Annunzio	Genova	25	27,200,000	47,663,356	74,863,356	56,189,089	18,674,267
N. 4 car parking	Via D'Annunzio	Genova	50	117,867,953	23,227,201	141,095,154	130,729,519	10,365,635
Branch Corte Brugnatello	Via Genova loc. Marsaglia	Corte Brugnatello	75	148,500,000		148,500,000	2,227,500	146,272,500
Branch Villa guardia	Via Varesina 42	Villa Guardia		751,451,391		751,451,391	11,271,771	740,179,620
Branch Taranto	Via Berardi 48/B	Taranto	211	2,026,037,510		2,026,037,510	30,390,563	1,995,646,947
Branch Fidenza	Via Tagliasacchi 7-P.za Pezzano	Fidenza		1,989,376,577		1,989,376,577	29,840,649	1,959,535,928
Branch Alcamo	Corso VI Aprile 83-85 - V. F. Gioia	Alcamo		172,071,020		172,071,020	2,581,065	169,489,955
Branch Marsala	Via XI Maggio 133-135-137	Marsala		312,616,657		312,616,657	4,689,250	307,927,407
Branch Vescovato	Piazza Roma 28	Vescovato		681,240,811		681,240,811	10,218,612	671,022,199
Branch Treviglio	P.za L.Manara ang. Via S. Martino	Treviglio		1,200,000,000		1,200,000,000	18,000,000	1,182,000,000
	Total			203,386,122,224	306,706,531,829	510,092,654,053	139,428,435,028	370,664,219,025

Staff accomodation

Flat	Via XX Settembre 20/131	Genova	36	102,486,000	70,332,366	172,818,366	2,818,366	170,000,000
Flat	Via XX Settembre 20/132	Genova	36	105,501,000	67,400,278	172,901,278	2,901,278	170,000,000
Flat	Via XX Settembre 20/133	Genova	34	115,014,000	58,148,886	173,162,886	3,162,886	170,000,000
Flat	Via XX Settembre 20/134	Genova	34	115,014,000	58,148,886	173,162,886	3,162,886	170,000,000
Flat	Via XX Settembre 20/136	Genova	35	121,985,000	51,369,588	173,354,588	3,354,588	170,000,000
Flat	Via Ceresio 3 int.4/1	Milano	70	121,500,000	48,500,000	170,000,000		170,000,000
Flat	Via Ceresio 3 int.5/1	Milano	81	138,500,000	61,500,000	200,000,000		200,000,000
Flat	Via Ceresio 3 int.6/1	Milano	71	121,500,000	48,500,000	170,000,000		170,000,000
Flat	Via Ceresio 3 int.9/1	Milano	46	87,700,000	62,300,000	150,000,000		150,000,000
Flat	Via Ceresio 3 int.9/2	Milano	46	87,700,000	62,300,000	150,000,000		150,000,000
Flat	Via Ceresio 3 int.8/3	Milano	48	87,700,000	62,300,000	150,000,000		150,000,000
Flat	Via Ceresio 3 int.8/5	Milano	48	87,700,000	62,300,000	150,000,000		150,000,000
Flat	Via Ceresio 3 int.9/5	Milano	46	87,700,000	62,300,000	150,000,000		150,000,000
Flat	Corso Mombello 25 p.attico/1	S.Remo	45	65,000,000	105,000,000	170,000,000		170,000,000
Flat	Corso Mombello 25 p.attico/2	S.Remo	45	65,000,000	105,000,000	170,000,000		170,000,000
Flat	Corso Mombello 25 p.attico/3	S.Remo	50	70,000,000	100,000,000	170,000,000		170,000,000
Flat	Via Roma 12 a/1	Rezzoaglio	48	70,000,000	10,000,000	80,000,000		80,000,000
Flat	Via Roma 12 a/2	Rezzoaglio	73	110,000,000	10,000,000	120,000,000		120,000,000
Flat	Via Perletti 9 - 2 ^ p.	Piacenza	117	203,500,000	36,500,000	240,000,000		240,000,000
Flat	Via Mezzacosta 1	Bologna	243	1,166,400,000		1,166,400,000		1,166,400,000
Flat	Corso Matteotti 13	Torino	180	110,000,000	190,000,000	300,000,000		300,000,000
Flat	Via XX Settembre 20 139/154	Genova	75	348,000,000		348,000,000		348,000,000
	Total			3,587,900,000	1,331,900,004	4,919,800,004	15,400,004	4,904,400,000

Other properties

a) Supplementary pension found

Shop	Via Luccoli 19-21 r.	Genova	340	135,000,000	476,812,500	611,812,500	52,650,000	559,162,500
Shop	Via XXV Aprile 14-16 r.	Genova	150	158,897,737	855,005,815	1,013,903,552	61,970,116	951,933,436
Flat	Via Cassa di Risparmio 4/1	Genova	60	1	109,999,999	110,000,000		110,000,000
Flat	Via Cassa di Risparmio 4/3	Genova	110	44,767,585	229,149,580	273,917,165	17,459,364	256,457,801
Flat	Via Cassa di Risparmio 4/6	Genova	110	1	239,999,999	240,000,000		240,000,000
Flat	Via Cassa di Risparmio 4/13	Genova	50	1	109,999,999	110,000,000		110,000,000
Flat	Via Cassa di Risparmio 4/14	Genova	105	50,000,000	304,375,000	354,375,000	19,500,000	334,875,000
Flat	Via F. Turati 2/2	Genova	39	2,385,422	37,823,303	40,208,725	453,221	39,755,504
Flat	Via F. Turati 2/3	Genova	135	9,295,049	221,518,266	230,813,315	1,766,072	229,047,243
Flat	Via F. Turati 2/4-5	Genova	139	8,580,895	141,419,105	150,000,000		150,000,000
Flat	Via F. Turati 2/6 e 2/6 A	Genova	56	6,583,840	63,992,245	70,576,085	1,250,935	69,325,150

Flat	Via F. Turati 2/6 B	Genova	55	6,004,049	43,995,951	50,000,000		50,000,000
Flat	Via F. Turati 2/7-8	Genova	141	10,550,340	119,449,660	130,000,000		130,000,000
Flat	Via F. Turati 2/9 D	Genova	98	4,214,983	75,785,017	80,000,000		80,000,000
Flat	Via F. Turati 2/10	Genova	162	6,743,972	153,256,028	160,000,000		160,000,000
Flat	Via F. Turati 2/10 A - 2/10 B	Genova	118	5,057,979	114,942,021	120,000,000		120,000,000
Flat	Via F. Turati 2/11	Genova	135	5,845,758	124,154,242	130,000,000		130,000,000
Flat	Via F. Turati 2/12	Genova	161	7,165,470	112,834,530	120,000,000		120,000,000
Shop	Via F. Turati 2 - 4 - 6 rr.	Genova	85	34,840,788	318,207,782	353,048,570	6,619,740	346,428,830
Shop	Via F. Turati 8/10 rr.	Genova	40	18,348,978	103,256,557	121,605,535	3,486,315	118,119,220
Flat	Via S. Martino 65 B/1	Genova	100	12,479,585	137,520,415	150,000,000		150,000,000
Flat	Via S. Martino 65 B/2	Genova	111	16,223,460	163,776,540	180,000,000		180,000,000
Flat	Via S. Martino 65 B/8	Genova	111	16,223,460	163,776,540	180,000,000		180,000,000
Flat	Via S. Martino 65 C/3	Genova	107	10,421,433	109,578,567	120,000,000		120,000,000
Flat	Via S. Martino 65 C/4	Genova	171	21,012,746	198,987,254	220,000,000		220,000,000
Flat	Via S. Martino 65 C/9	Genova	107	13,727,543	146,272,457	160,000,000		160,000,000
Shop	Via S. Martino 65 B - C (piani terra e fondi)	Genova	1180	147,108,826	1,365,763,197	1,512,872,023	50,016,996	1,462,855,027
Shop	Via S. Martino 152 - 154 - 156 rr.	Genova	220	3,950,000	496,050,000	500,000,000		500,000,000
Flat	Via Divisione Acqui 94/2	Genova	131	13,081,046	136,918,954	150,000,000		150,000,000
Offices	Via XX Settembre 41 - 5° piano	Genova	700	159,122,926	1,493,087,365	1,652,210,291	54,101,790	1,598,108,501
Offices	Via XX Settembre 41 - 5° piano	Genova	380	59,668,904	540,331,096	600,000,000	20,287,430	579,712,570
Offices	Via XX Settembre 41 - 6° piano	Genova	270	58,584,015	481,415,985	540,000,000	19,918,567	520,081,432
Offices	Via XX Settembre 41 - 6° piano	Genova	830	180,091,600	1,479,908,400	1,660,000,000	61,231,152	1,598,768,849
Layout				382,000,000		382,000,000	11,460,000	370,540,000
Offices	Via XX Settembre 41 - 7° piano	Genova	600	139,221,592	1,460,778,408	1,600,000,000	47,335,336	1,552,664,664
Shop	Vico Casana 74-76 rr.	Genova	260	48,272,411	605,951,424	654,223,835	16,412,626	637,811,209
Shop	Vico Casana 38 r.	Genova	35	1	179,999,999	180,000,000		180,000,000
Shop	Vico Casana 40 r.	Genova	26	1	119,999,999	120,000,000		120,000,000
Shop	Vico Casana 42 r.	Genova	26	1	119,999,999	120,000,000		120,000,000
Shop	Vico Casana 44/46 r.	Genova	95	1	239,999,999	240,000,000		240,000,000
Shop	Vico Casana 48 r.	Genova		1	119,999,999	120,000,000		120,000,000
Shop	Vico Casana 50 r.	Genova		1	119,999,999	120,000,000		120,000,000
Warehouse	Via G. D'Annunzio p. A/3 (lotto B q. 10,75)	Genova	100	93,040,000	81,848,200	174,888,200	53,032,800	121,855,400
Offices	Piazza Dante 8/2	Genova	170	25,160,320	377,041,209	402,201,529	5,535,260	396,666,269
Shop	Via Fiasella 36 - 38 - 40 rr.	Genova	190	22,375,000	779,191,250	801,566,250	1,566,250	800,000,000
Shop	Via Cesarea 66 r.	Genova	75	23,959,382	278,137,063	302,096,445	7,427,419	294,669,026
Shop	Via Cesarea 68 r.	Genova	687	22,507,298	579,462,091	601,969,389	6,977,261	594,992,128
Car parkings	Via G. D'Annunzio - 14 posti auto	Genova	170	325,945,760	219,914,967	545,860,727	244,459,321	301,401,406
Shop	V.le Des Geneys 14 r.	Genova	175	11,400,000	460,318,500	471,718,500	11,400,000	460,318,500
Shop	Via de Nicolay 44 r.	Genova	160	81,924	399,918,076	400,000,000		400,000,000
Shop	Via Monticelli 35	Genova	720	109,971,000	548,904,000	658,875,000	109,971,000	548,904,000
Flat/Offices	Via Monticelli 11/1	Genova	150	50,000,000	291,875,000	341,875,000	50,000,000	291,875,000
Shop	Via Colombo 49 r.	Genova	180	8,900,000	791,189,000	800,089,000	89,000	800,000,000
Shop	Via G.B. Custo 11 r.	Genova	220	2,670,000	397,356,700	400,026,700	26,700	400,000,000
Offices	Via di Francia 5 A r.	Genova	635	550,000,000		550,000,000	215,875,000	334,125,000
Flat	Piazzetta dei Garibaldi 27 r.	Genova	35	88,000,000	11,420,000	99,420,000	29,040,000	70,380,000
Shop	Via Lungomare S.Maria 9/11/13	Cogoleto	100	4,545,000	195,852,688	200,397,688	727,200	199,670,488
Shop	Via Dante 225 B	Alassio	65	1,890,000	148,147,800	150,037,800	18,900	150,018,900
Shop	Via Dante 229	Alassio	65	1,638,000	158,394,760	160,032,760	16,380	160,016,380
Shop	Via della Concezione 60	Finale Ligure	130	363,042,000	397,440,635	760,482,635	363,042,000	397,440,635
Shop	Via S. Maurizio 25	Imperia	35	828,265	89,171,735	90,000,000		90,000,000
Shop	Via S. Maurizio 27	Imperia	40	1,593,148	118,406,852	120,000,000		120,000,000
Shop	Via S. Maurizio 27 A	Imperia	40	1,178,587	108,821,413	110,000,000		110,000,000
Flat	C.so Mombello 25 piano 3 int. 3	Sanremo	104	180,000,000	60,000,000	240,000,000		240,000,000
Flat	C.so Mombello 25 piano 3 int. 4	Sanremo	149	220,000,000	80,000,000	300,000,000		300,000,000
Shop	Corso Mombello 46/48/50 rr.	Sanremo	180	138,355	599,861,645	600,000,000		600,000,000
Shop	Via Boselli 21 r.	Arma di Taggia	125	1,190,000	298,810,000	300,000,000		300,000,000
Shop	Via Vittorio Emanuele 176	Bordighera	150	14,496,000	336,772,400	351,268,400	2,319,360	348,949,040
Shop	Via Parini 13 piano terra e 1° piano interrato	Torino	300	214,500,000	133,950,000	348,450,000	110,160,000	238,290,000
Offices	Via D'Annunzio 79	Genova	615	630,335,161	3,357,317,876	3,987,653,037	2,420,506,139	1,567,146,898
Offices	Via Sestri 128/130/132 rr.	Genova	2,076	4,103,099,550	407,987,950	4,511,087,500	1,354,022,896	3,157,064,604
Offices	Via Sestri 128/130/132 rr.	Genova		2,065,000,000	149,000,000	2,214,000,000		2,214,000,000
Offices	Via D'Annunzio 83-89-93-103	Genova	680	3,352,237,757	1,665,847,871	5,018,085,628	4,019,604,009	998,481,619
Offices	Via Ceccardi 4/16	Genova	500	2,622,345,416		2,622,345,416	786,703,620	1,835,641,796
Offices	Via D'Annunzio 83-89-93-103	Genova	941	61,698,116	27,911,062	89,609,178	71,305,388	18,303,790
Offices	Via D'Annunzio 83-89-93-103	Genova		1,370,813,962	5,074,692,015	6,445,505,977	3,945,569,742	2,499,936,235
Offices	Piazza Farolli 36/38 rr.	Genova	854	3,316,300,678	2,664,167,016	5,980,467,694	3,183,648,646	2,796,819,048
Car parkings	Via San Martino 65B (1)	Genova	9	10,317,583		10,317,583	1,702,399	8,615,184
Car parkings	Via San Martino 65B (2)	Genova	9	10,747,482		10,747,482	1,773,332	8,974,150
Car parkings	Via San Martino 65B (3)	Genova	9	10,747,483		10,747,483	1,773,332	8,974,151
Car parkings	Via San Martino 65B (4)	Genova	9	10,747,483		10,747,483	1,773,332	8,974,151
Car parkings	Via San Martino 65B (5)	Genova	9	10,747,483		10,747,483	1,773,332	8,974,151
Car parkings	Via San Martino 65B (6)	Genova	9	10,962,432		10,962,432	1,808,802	9,153,630
Car parkings	Via San Martino 65B (12)	Genova	9	10,962,432		10,962,432	1,808,801	9,153,631
Car parkings	Via San Martino 65B (20)	Genova	10	11,392,331		11,392,331	1,879,735	9,512,596
Car parkings	Via San Martino 65B (22)	Genova	10	11,607,281		11,607,281	1,915,199	9,692,082

Car parkings	Via San Martino 65B (23)	Genova	10	11,607,281		11,607,281	1,915,199	9,692,082
Cellar	Via Corsica 3	Genova	9	300,000	3,076,074	3,376,074	300,000	3,076,074
Offices	Via D'Annunzio Lotto D	Genova	300	336,065,383	155,118,760	491,184,143	129,551,159	361,632,984
Offices	Via D'Annunzio 41	Genova	3600	3,674,499,806	11,819,868,494	15,494,368,300	7,226,957,122	8,267,411,178
Offices	Via D'Annunzio 27 (81)	Genova	6	21,600,000		21,600,000	972,000	20,628,000
	Total (a)			25,798,657,535	47,103,287,297	72,901,944,832	24,814,867,694	48,087,077,138

b) Supplementary pension fund

Flat	Via XXV Aprile 4/7	Genova	145	40,976,219	282,609,201	323,585,420	15,980,731	307,604,689
Flat	Via XXV Aprile 4/8	Genova	70	30,245,829	102,400,681	132,646,510	11,795,875	120,850,635
Flat	Via XXV Aprile 4/9	Genova	120	44,128,236	189,732,984	233,861,220	17,210,011	216,651,209
Flat	Via XXV Aprile 4/12	Genova	120	45,832,500	208,177,844	254,010,344	17,874,675	236,135,669
Flat	Via XXV Aprile 6/6 amm.to	Genova	40	495,986	49,504,014	50,000,000		50,000,000
Warehouse	Vico Monte di Pietà 3/5/7 rr.	Genova	180	23,501,979	228,554,443	252,056,422	9,165,767	242,890,655
Shop	Sottopassaggio Via XXV Aprile 2	Genova	40	1	39,999,999	40,000,000		40,000,000
Shop	Via Antica Accademia 1 r.	Genova	35	1	69,999,999	70,000,000		70,000,000
Shop	Via Antica Accademia 3 r.	Genova	35	1	79,999,999	80,000,000		80,000,000
Shop	Via Antica Accademia 5 r.	Genova	40	1	99,999,999	100,000,000		100,000,000
Shop	Piazza S. Matteo 6 A - 6 B (piani terreno e a	Genova	220	40,809,728	562,761,124	603,570,852	15,915,796	587,655,056
Offices	Piazza S. Matteo 15/3 - 4	Genova	400	39,478,772	563,975,620	603,454,392	15,396,719	588,057,673
Shop	Vico S. Matteo 13 r. - Piazzetta Tavarone 15	Genova	35	13,220,514	137,936,280	151,156,794	5,155,995	146,000,799
Shop	Vico dell'Isola 4 r.	Genova	35	13,361,109	77,807,987	91,169,096	5,210,829	85,958,267
Shop	Vico dell'Isola 6 r.	Genova	35	11,017,877	19,946,186	30,964,063	4,296,968	26,667,095
Flat	Via Luccoli 17/3	Genova	70	8,342,173	92,387,767	100,729,940	3,253,445	97,476,495
Flat	Via Luccoli 17/6	Genova	85	55,100,000	49,721,250	104,821,250	21,489,000	83,332,250
Flat	Via Luccoli 17/9	Genova	90	11,161,677	48,838,323	60,000,000	4,353,050	55,646,950
Flat	Via Luccoli 17/9 A	Genova	90	13,389,221	46,610,779	60,000,000	5,221,801	54,778,199
Flat	Via Luccoli 17/10 A-B-C	Genova	120	27,106,929	77,413,132	104,520,061	10,571,704	93,948,357
Flat	Via Luccoli 17/11 A	Genova	36	7,196,322	33,433,357	40,629,679	2,806,570	37,823,109
Flat	Via Luccoli 17/12	Genova	120	16,004,414	105,395,971	121,400,385	6,241,716	115,158,669
Flat	Via Luccoli 17/13	Genova	45	4,799,264	35,620,672	40,419,936	1,871,714	38,548,222
Flat	Via Luccoli 17/14 A	Genova	50	55,042,000	9,774,175	64,816,175	21,466,380	43,349,795
Shop	Via Cassa di Risparmio 14	Genova	20	10,232,415	70,662,920	80,895,335	3,990,636	76,904,699
Flat	Via Davide Chiossone 7/2	Genova	100	24,000,000	78,100,000	102,100,000	9,360,000	92,740,000
Flat	Via Davide Chiossone 8/1	Genova	55	2,941,752	57,058,248	60,000,000	1,147,280	58,852,720
Flat	Via Davide Chiossone 8/2	Genova	60	3,669,693	36,651,406	40,321,099	1,431,183	38,889,916
Shop	Via Davide Chiossone 26 r.	Genova	60	11,888,191	159,409,428	171,297,619	4,636,394	166,661,225
Offices	Via G. D'Annunzio Lotto 1° (quota 24,50)	Genova	210	827,118,000	75,254,825	902,372,825	322,576,020	579,796,805
Flat	Sal. Montagnola della Marina 3 - 1° piano	Genova	1220	171,411,019	33,587,446	204,998,465	66,850,303	138,148,162
Flat	Sal. Montagnola della Marina 3 - 2° piano	Genova		171,411,019	33,587,446	204,998,465	66,850,303	138,148,162
Flat	Sal. Montagnola della Marina 3 - piano terr	Genova		224,547,120	45,100,754	269,647,874	87,573,382	182,074,492
Flat	Sal. Montagnola della Marina 3 - 1° piano	Genova		224,547,120	45,100,754	269,647,874	87,573,382	182,074,492
Flat	Sal. Montagnola della Marina 3 - 2° piano	Genova		244,960,494	46,473,550	291,434,044	95,534,595	195,899,449
Flat	Sal. Montagnola della Marina 3 - 3° piano	Genova		224,547,120	45,100,754	269,647,874	87,573,382	182,074,492
Flat	Sal. Montagnola della Marina 3 - 4° piano	Genova		244,960,494	46,473,550	291,434,044	95,534,595	195,899,449
Flat	Sal. Montagnola della Marina 3 - 5° piano	Genova		224,547,120	45,100,754	269,647,874	87,573,382	182,074,492
Flat	Sal. Montagnola della Marina 3 - 6° piano	Genova		244,960,494	46,473,550	291,434,044	95,534,595	195,899,449
Flat	Via Posalunga 9 A/1	Genova	87	2,136,050	147,863,950	150,000,000		150,000,000
Flat	Via G. Jori 22/2	Genova	80	1,309,000	98,691,000	100,000,000		100,000,000
Flat	Via S. D'Acquisto 1/1	Genova	100	2,156,875	117,843,125	120,000,000		120,000,000
Shop	Via XXV Aprile 2 B	S. Margherita L.	120	1,844,500	448,155,500	450,000,000		450,000,000
Shop	Via Roma 1	Busalla	230	5,891,000	234,624,463	240,515,463	1,119,290	239,396,173
Garage	Via Molinetto 7 (parte - mq. 15)	Torriglia	15	748,040	29,317,413	30,065,453	291,733	29,773,720
Flat	Via Sauli Pallavicini 27/4	Arenzano	118	1,041,250	318,958,750	320,000,000		320,000,000
Cellar	Via Sauli Pallavicini 25	Arenzano	5	106,061	2,389,294	2,495,355	106,061	2,389,294
Shop	Piazza Camillo Golgi 19 D	Arenzano	95	255,000,000	102,675,000	357,675,000	107,100,000	250,575,000
Flat	Piazza Schiaffino 11	Camogli	65	148,750	119,851,250	120,000,000		120,000,000
Warehouse	Piazza Schiaffino 6 - 2° piano interrato	Camogli	150	297,500	99,702,500	100,000,000		100,000,000
Flat	Via Mandelli 29/1	Casella	106	7,976,134	77,023,866	85,000,000		85,000,000
Flat	Via Mandelli 29/2	Casella	121	9,176,928	90,823,072	100,000,000		100,000,000
Shop	Via Medicina 102	Serra Riccò	72	4,626,769	125,778,073	130,404,842	1,017,891	129,386,951
Shop	Piazza La Scala - Residence al Porto	Lavagna	620	1,749,375,000	258,033,000	2,007,408,000	787,219,250	1,220,188,750
Flat	Via Adige 28/11	Albenga	154	22,752,520	157,247,480	180,000,000		180,000,000
Flat	Piazza Unità Nazionale 19/9 sc. A	Imperia	175	20,000,000	200,000,000	220,000,000		220,000,000
Cellar	Via Berio 10	Imperia	6	2,000,000	4,315,000	6,315,000	1,920,000	4,395,000
Flat	Via Eula 31/1	Pieve di Teco	104	4,496,011	60,503,989	65,000,000		65,000,000
Flat	Via Eula 31/2	Pieve di Teco	106	4,496,011	60,503,989	65,000,000		65,000,000
Shop	Via Eula 31 A/29	Pieve di Teco	170	14,487,148	126,780,476	141,267,624	5,649,982	135,617,642
Flat	Via Blengino 12/1	Arma di Taggia	132	7,441,333	132,558,667	140,000,000		140,000,000
Flat	Piazzetta Pattari 5/7 4° piano	Milano	350	1,593,600,000	945,840,000	2,539,440,000	621,504,000	1,917,936,000
Flat	Piazzetta Pattari 5/7 5° piano	Milano	220	1,041,600,000	549,540,000	1,591,140,000	406,224,000	1,184,916,000
Shop	Corso Italia 55 F.	Ronco Scrivia	169	19,852,000	327,071,830	346,923,830	19,852,000	327,071,830
Offices	Centro Agorà - Corso Borsalino 46	Alessandria	55	185,771,280		185,771,280	72,915,228	112,856,052
	Total (b)			8,315,282,966	8,912,828,858	17,228,111,824	3,333,937,604	13,894,174,220

c) Other premises

Flat	Via Blengino 12/2	Arma di Taggia	70	9,921,778	120,078,222	130,000,000		130,000,000
Flat	Corso Gastaldi 9/12	Genova	91	70,000,000	130,000,000	200,000,000		200,000,000
	Total (c)			79,921,778	250,078,222	330,000,000		330,000,000
	Total (a+b+c)			34,193,862,279	56,266,194,377	90,460,056,656	28,148,805,298	62,311,251,358
	TOTAL REAL ESTATE			241,167,884,503	364,304,626,210	605,472,510,713	167,592,640,330	437,879,870,383

(1) Revaluation Laws 576/75 - 72/83 - 218/90 - 413/91

(Millions of Italian Lire)

		REVALUATION LAW 413/91
Via puggia 43,45,47 r.	Genova	43,259,987
Piazzetta Tavarone 5	Genova	2,132,284
Via Macaggi 23/3	Genova	10,270,220
Via Gramsci 14/b - Manesseno	S. Olcese	19,741,698
Via delle Fabbriche 8f/r	Ge - Voltri	13,841,927
Via Gramsci 14 - Manesseno	S. Olcese	11,260,281
Via B. Parodi 186/A Loc. Ponte	Ceranesi	7,350,078
Loc. Anderlino fraz. Avenza	Carrara	47,141,889
Total		154,998,364

(Millions of Italian Lire)

Code	Description	Nominal Value	Cost Price	Book Value
		Balance at 31/12/2000		
117869	B.INTESA 98-03 CV	-	-	-
146963	FINMECCANICA 2%	2,420,349,602	-	-2,316,758,634
Total		**2,420,349,602**	**-**	**-2,316,758,634**

						Balance at 31/12/2001
Nominal Value	Countervalue	Depreciation	Writebacacks	Nominal Value	Cost Price	Book Value
22,000,000	50,540,597	-	-15,397,800	22,000,000	-	35,142,797
-2,420,349,602	-2,299,332,127	-17,426,507	-	-		-
-2,398,349,602	**-2,248,791,530**	**-17,426,507**	**-15,397,800**	**22,000,000**	**0**	**35,142,797**

Denomination	Head Office	Currency	Capital Stock	Number of our quotas or shares in which Capital stock is divided	Number of our quotas or shares	% our shareholding	Nominal value of our quotas or shares	Book value at 31/12/01 (Lire)
AUTOSTRADA DEI FIORI SpA	Savona	Euro	40,000,000.00	40,000,000	6,648,000	16.620	6,648,000.00	11,974,805,411
CONSORZIO PER IL GIURISTA D'IMPRESA Scrl	Genoa	Euro	55,080.00	108,000	20,000	18.519	10,200.00	12,410,022
W.T.C. GENOVA SpA	Genoa	Euro	3,660,874.21	101,213	15,453	15.268	558,935.01	963,097,213
SVILUPPO GENOVA SpA	Genoa	Euro	5,164,500.00	10,000	1,500	15.000	774,675.00	1,500,000,003
SVIL. VALLI DELLA PROV. IMPERIA Srl	Taggia (IM)	Euro	12,240.00	24,000	3,600	15.000	1,836.00	3,599,988
ANTOLA E PENNA LEADER Srl	Borzonasca (GE)	Euro	22,880.00	44,000	6,000	13.636	3,120.00	5,999,997
GAL AREE RURALI DELLA PROVINCIA DELLA SPEZIA Scrl (1)	Beverino (SP)	Euro	118,268.61	11,826,861	1,032,914	8.734	10,329.14	19,999,998
SOC. ZONA FRANCA GENOVA Srl	Genoa	Euro	66,142.00	66,142	10,958	16.567	10,958.00	23,723,149
LIGURCAPITAL SpA	Genoa	Euro	5,681,060.00	11,000	1,182	10.745	610,455.72	1,184,358,736
C.I.V. SpA	Milan	Euro	5,000,000.00	5,000,000	500,000	10.000	500,000.00	866,812,363
F.I.L.S.E. SpA	Genoa	Euro	16,426,275.32	31,588,991	2,783,084	8.810	1,447,203.68	3,114,675,185
FINLIGURE SpA	Genoa	Lit.	8,553,342,765	2,728,339	153,600	5.630	481,536,000	19
Agenzia Regionale per il Recupero Edilizio SpA	Genoa	Euro	520,000.00	1,000,000	51,276	5.128	26,663.52	51,275,992
IAM PIAGGIO SpA	Genoa	Lit.	200,533,520	911,516	43,034	4.721	9,467,480	19
COOP. ART. PROV. GE Scrl (1)	Genoa	Euro	627,867.65	62,786,765	2,582,250	4.113	25,822.50	49,999,990
BIC LIGURIA SpA	Genoa	Euro	4,131,680.00	8,000	320	4.000	165,267.20	319,046,295
BANCA D'ITALIA	Rome	Euro	156,000.00	300,000	11,869	3.956	6,171.88	949,519,991
SOC. COOP. AGRICOLA SpA	Sanremo	Lit.	2,044,000,000	3,500,000	131,250	3.750	76,650,000	19
IMMOCRI SpA	Rome	Euro	60,085,258.83	117,814,233	4,152,773	3.525	2,117,914.23	3,820,859,173
BUSINESS DATENBANKEN DM	Francoforte	Euro	25,564.60	2,556,460	85,215	3.333	1,666.66	26,159,124
IMPIANTI Srl in liquidazione	Vimodrone (MI)	Lit.	180,000,000	180,000	5,191	2.884	5,191,000	7,498,651
INTESA ASSET MANAGEMENT SpA	Milan	Euro	46,668,752.00	897,476	25,000	2.786	1,300,000.00	2,199,191,166

1) Company with variable capital and with shares of varying unitary nominal values. The number of shares making up the company's share capital and the number in our possession was calculated on the basis of an hypothetical unitary nominal value of € 0.01.
2) Share capital is made up by 2,084,247,832 units each of which is, in turn, made up by one ordinary share of both Eurotunnel Plc (GBP 0.01) and Eurotunnel SA (€ 0.15). The share capital is expressed in euros, applying where necessary the GBP/€ rate at 31/12/01.

Denomination	Head Office	Currency	Capital Stock	Number of our quotas or shares in which Capital stock is divided	Number of our quotas or shares	% our shareholding	Nominal value of our quotas or shares	Book value at 31/12/01 (Lire)
CENTRO FACTORING SpA	Florence	Euro	25,200,000.00	6,300,000	175,000	2.778	700,000.00	1,192,346,831
FINCANTIERI SpA	Trieste	Euro	337,111,363.00	661,002,673	14,999,994	2.269	7,522,659.46	14,999,994,005
SERVIZI INTERBANCARI SpA	Milan	Euro	27,000,000.00	45,000,000	945,496	2.101	567,297.60	935,967,514
SCI SpA	Genoa	Lit.	84,879,715,908	6,529,208,916	119,708,400	1.833	1,556,209,200	19
BANCA MEDIOCREDITO SpA	Turin	Euro	258,000,000.00	50,000,000	877,499	1.755	4,527,894.84	10,011,045,412
CENTRO LEASING SpA	Florence	Euro	100,093,641.60	31,279,263	502,359	1.606	1,607,548.80	2,548,846,173
Società per i Servizi Bancari SpA	Milan	Euro	10,763,984.27	82,799,879	835,379	1.009	108,599.27	118,430,948
CENTRALE DEI BILANCI Srl	Torino	Euro	5,400,000.00	1,800	15	0.833	45,000.00	87,169,307
Cassa di Risparmio di Firenze SpA	Florence	Euro	564,842,924.36	1,086,236,393	8,766,953	0.807	4,558,815.56	9,432,038,605
SITEBA - Sistema Telematici Bancari SpA	Rome	Euro	2,600,000.00	5,000,000	33,091	0.662	17,207.32	33,091,009
MONTE TITOLI SpA	Milan	Euro	16,000,000.00	16,000,000	105,078	0.657	105,078.00	232,837,881
EUROSIM Società di Intermediazione Mobiliare SpA	Rome	Lit.	4,300,000,000	1,000,000	3,210	0.321	13,803,000	19
Istituto per l'Enciclopedia della Banca e della Borsa SpA	Rome	Euro	929,725.02	323,946	756	0.233	2,169.72	3,943,408
TM.E. Tecnomeccanica Ecologica SpA	La Spezia	Euro	25,810,538.00	499,720	708	0.142	36,568.20	140,562,281
S.I.A. - Cedborsa SpA	Milan	Euro	18,123,684.00	34,853,238	18,167	0.052	9,446.84	19,944,433
EUROTUNNEL (2)	Paris/Folkestone	Euro	346,889,398.83	2,084,247,832	734,290	0.035	122,210.71	1,400,515,070
S.W.I.F.T.	Bruxelles	Euro	10,844,375.00	86,755	21	0.024	2,625.03	27,711,083
ELSAG BANKLAB SpA	Genoa	Euro	7,038,000.00	13,800,000	62	0.000	31.62	10,035,900
ASSOCAAF SpA	Milan	Euro	156,000.00	300,000	1	0.000	0.52	1,007
LUCCA POLO FIERE & TECNOLOGIA SpA	Lucca	Euro	1,460,000.00	1,460,000	66,138	4.530	66,138.00	609,500,000
CONFIDI LIGURIA Scrl	Genoa	Euro	2,194,677.00	425,325	5,000	1.176	25,800.00	49,999,990

(millions of Italian Lire)	Galeazzo Srl	Columbus Carige Immobiliare SpA	Immobiliare Ettore Vernazza SpA	Centro Fiduciario SpA	Levante Norditalia Assicurazioni SpA
BALANCE SHEET	(1)	(1)	(1)	(1)	(1)
ASSETS					
Loans to bank	7,222	-	2,447	1,322	27,493
Other loans (3)	112	6,641	17	476	1,078,590
Securities	-	-	4,500 (5)	1,273	646,501
Equity investments	10	1	-	-	1,902
Tangible and intangible fixed assets	2,523	76,819	5,891	76	386,702
Other assets	-	13	6	14	13,299
Total assets	9,867	83,474	12,861	3,161	2,154,487
LIABILITIS AND STOCKHOLDERS' EQUITY					
Amounts owed to banks	-	23,766	-	631	-
Other payables (4)	62	22,360	275	389	1,818,242
Other liabilities	489	-	1,182	301	141,815 (6)
Stockholders' equity	9,316	37,348	11,404	1,840	194,430
Total liabilities and stockholders' equity	9,867	83,474	12,861	3,161	2,154,487
INCOME STATEMENT					
Profit (loss) on ordinary activities	993	- 1,787	3,151	430	2,479
Extraordinary profit (loss)	-	- 5	18	5	163
Changes of reserves for general bank	-	-	-	-	-
Taxation	372	38	1,402	206	1,900
Profit (loss) for the financial year	621	- 1,830	1,767	229	742

(1) Financial statements as of 31/12/01 prepared by directors.
(2) Financial statements as of 30/9/01.
(3) With reference to insurance companies, item is related to reserves of reinsurers and retrocessionaries.
(4) With reference to insurance companies, item includes actuarial, premium and domge reserves.
(5) Own shares.
(6) Includes subordinated liabilities of 69,706 bn.

Carige Vita Nuova SpA	Banca del Monte di Lucca SpA	Bankenunion Frankfurt Am Main Aktiengesellschaft	Cassa di Risparmio di Savona	Eptaconsors SpA.	Argo Finance One Srl
(1)	(1)	(2)	(1)	(1)	(1)
30,836	53,728	369,035	560,295	2,843	20
783,002	449,703	288,441	1,147,029	3,568	-
870,754	103,823	351,709	634,972	218,019	-
1,023	1,660	99	58,957	85,757	-
134,515	25,361	2,358	35,520	1,651	8
13,472	37,104	846	137,679	147,792	68
1,833,602	**671,379**	**1,012,488**	**2,574,452**	**459,630**	**96**
-	89,734	786,454	10,066	191	-
1,735,870	493,984	174,355	2,052,854	773	-
2,504	40,373	1,211	167,997	127,942	76
95,228	47,288	50,468	343,535	330,724	20
1,833,602	**671,379**	**1,012,488**	**2,574,452**	**459,630**	**96**
8,819	2,619	- 123	40,990	33,781	-
- 4,406	974	1,532	2,869	581	-
-	-	-	-	-	-
4,000	1,932	-	18,900	12,283	-
413	1,661	1,409	24,959	22,079	-

	"Asset defence" investiment		"Contribution paid development" investiment		"Long term asset revaluation" investiment	
BALANCE SHEET - ACCUMULATION OF CAPITAL	31/12/2001	31/12/2000	31/12/2001	31/12/2000	31/12/2001	31/12/2000
10 - Investiments	950,757,344	212,412,073	2,925,101,016	879,682,062	9,275,613,121	3,488,128,328
10 a) - Investiments - banking deposits	12,014,865	3,183,461	392,791,577	3,180,343	1,207,313,216	15,034,420
10 h) - Investiments - mutual funds and unit trusts	937,848,542	209,002,823	2,528,941,510	875,311,881	8,056,579,682	3,467,850,411
10 l) - Investiments - accrued income and prepaid expenses	893,937	225,789	3,367,929	1,189,838	11,720,223	5,243,497
30 - TAX CREDIT	2,358,745	-	9,682,260	-	68,528,004	-
30 - Financial management liabilities	-502,307	-125,587	-2,641,634	-772,359	-11,325,069	-4,127,276
30 c) - Accruals and payables liabilities	-502,307	-125,587	-2,641,634	-772,359	-11,325,069	-4,127,276
40 - Tax liabilities	-2,189,863	-	-	-	-	-
100 - Net asset for benefit	**950,423,919**	**212,286,486**	**2,932,141,642**	**878,909,703**	**9,332,816,056**	**3,484,001,052**
Credit account (1)	**838,424,002**	**31,600,294**	**2,252,839,592**	**266,730,312**	**3,140,315,044**	**795,831,406**
INCOME STATEMENT - ACCUMULATION OF CAPITAL						
10 - Settlement of social security contributions	720,419,285	169,480,145	2,081,642,034	693,636,237	6,306,689,979	3,158,703,607
10 a) - Social security contributions	733,038,712	171,955,182	2,096,350,464	701,361,180	6,354,405,752	3,187,806,616
10 c) - Transfer and redemptions	-8,539,725	-	-2,528,633	-	-14,914,449	-
10 f) - Other contributions	-4,079,702	- 2,475,037	-12,179,797	-7,724,943	-32,801,324	-29,103,009
20 -Settlement of financial management	20,999,447	6,137,434	- 17,895,510	2,632,300	-431,707,873	-178,886,216
20 a) - Dividends and interests	5,274,419	1,292,267	25,353,577	8,547,604	101,314,979	38,748,054
20 b) - Profits (losses) from financial transactions, net	15,725,028	4,845,167	-43,249,087	-5,915,304	-533,022,852	-217,634,270
30 - Operating expenses	-3,450,181	- 1,052,634	-20,196,845	-6,073,343	-94,695,105	-28,392,186
30 a) - Management trust	-3,324,130	- 836,546	-20,070,794	-5,857,255	-94,560,050	-28,176,098
30 b) - Other expenses	-126,051	- 216,088	-126,051	-216,088	-135,055	-216,088
50 - "Imposta sostitutiva" (Law 85/95)	168,882	-	9,682,260	-	68,528,003	-
Changes on net asset for benefits (10)+(20)+(30)+(50)	**738,137,433**	**174,564,945**	**2,053,231,939**	**690,195,194**	**5,848,815,004**	**2,951,425,205**

(1) Amounts due but not collected at 31/12/01.

	CURRENCY	2001	2000
US dollar	USD	2,197.061	2,080.891
British pound	LGS	3,182.038	3,102.499
Danish krone	DKR	260.374	259.445
Greek drachma	DRA	5.682	5.682
Canadian dollar	CAN	1,375.485	1,386.516
Japponese yen	YEN	16.789	18.109
Swiss franc	FS	1,305.732	1,271.185
Norwegian krone	NKR	243.510	235.169
Swedish krona	SKR	208.174	219.250
Australian dollar	AUD	1,120.527	1,154.603
South African rand	RND	185.641	275.069
Hong Kong dollar	HKD	281.750	266.784
Indian rupee	RPS	45.399	44.614
Tunisian dinar	TND	1,494.035	1,502.148
Malaysian ringgit	MYR	577.130	548.363
Moroccan dirham	MAD	189.255	196.097
Singapore dollar	SGD	1,187.459	1,200.713
United Arab Emirates dirham	AED	597.799	566.906
Czech koruna	CZK	60.580	55.247
Argentine peso	ARS	2,192.831	2,082.010
Mexican peso	MXN	240.307	217.705
Brazilian real	BRL	941.766	1,069.171
Indonesian rupee	IDR	0.211	0.217
Philippines peso	PHP	42.481	41.685
Thaylandian bath	THB	49.673	48.255
Hungaryan forint	HUF	7.897	7.306
Polish zloty	PLZ	553.964	502.953
Venezuelan bolivar	VEB	2.882	2.980
Israeli shekel	ILS	501.105	515.170
Peruvian sol	PEN	638.506	590.146
South korean won	KRW	1.667	1.644
New Zeland dollar	NZD	912.689	916.794
Algerian dinar	DNA	29.073	29.401
Sri Lanka rupee	LKR	23.556	25.195
Qatar riyal	QAR	603.199	572.692
Libyian dinar	LYD	3,429.029	4,634.220
Honduras lempira	HNL	137.488	137.493
Saudi Arabian riyal	SAR	585.204	556.843
Chinese renbimby	RBY	265.151	251.915
Uruguayan peso	UYP	155.921	162.729
C.F.A. franc	XAF	2.952	2.952
Mauritanian anguiya	MRO	8.463	8.198
Yemeni riyal	YER	12.856	12.686
Jordanian dinar	JOD	3,094.813	2,941.319
Bahrain dinar	BHD	5,823.368	5,529.040
Iranian riyal	IRR	1.254	1.100
Egyptian pound	EGP	479.275	535.621
Kuwait dinar	KWD	7,160.232	6,803.718
Iraqi dinar	IQD	7,025.653	1.546
Pakistan rupee	PKR	30.712	36.003
C.F.A.franc (BCEAO)	XOF	2.952	2.952
Malawi franc	MTL	4,845.521	-
Namibian dollar	NAD	227.984	-

CONSOLIDATED ACCOUNTS 2001

BANCA CARIGE GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

	31/12/2001		30/9/01	31/12/00	31/12/99	Change %	pro forma (8) 31/12/01	Change %	
	Euro (m)					2001		2001	2000
BALANCE SHEET (1)									
Total assets	13,972.6	27,054.7	25,012.4	24,787.2	20,274.8	9.1	25,515.8	4.6	10.3
Funding	11,216.7	21,718.6	20,390.2	20,030.4	15,809.5	8.4	20,179.7	2.7	12.4
– Customer Deposits	9,377.2	18,156.8	16,251.3	15,744.2	12,783.4	15.3	17,110.7	11.4	4.4
– Amounts owed to customers	5,838.1	11,304.2	9,843.0	9,702.3	7,729.2	16.5	10,387.9	10.9	2.2
– Debts evidenced by certificates	3,539.1	6,852.6	6,408.3	6,041.9	5,054.2	13.4	6,722.8	12.2	8.0
– Deposits from Banks	1,439.2	2,786.7	3,363.8	4,285.8	3,025.7	-35.0	2,293.9	-46.5	55.0
– Funds managed on behalf of third parties	0.3	0.6	0.6	0.4	0.4	50.0	0.6	50.0	0.0
– FSubordinated loan	400.0	774.5	774.5	-	-	...	774.5	...	...
Other Financial Intermediation Activities (OFIA)	12,884.8	24,948.4	22,879.6	23,811.8	20,010.0	4.8	23,346.5	-0.3	4.2
– Assets Under Management	6,421.5	12,433.8	11,064.5	11,795.1	11,177.6	5.4	11,665.1	-0.1	-7.1
– Assets in Custody	6,463.3	12,514.6	11,815.1	12,016.7	8,832.4	4.1	11,681.4	-0.4	18.6
Total Financial Intermediation Activities (TFIA)	22,262.0	43,105.2	39,130.9	39,556.0	32,793.4	9.0	40,457.2	4.4	4.3
Lending (2) (3)	12,317.2	23,849.5	22,290.8	22,320.4	18,002.1	6.9	22,852.7	4.2	9.4
– Loans to Customers (2) (3)	8,341.5	16,151.3	14,762.0	14,597.6	11,689.1	10.6	15,154.5	4.6	12.2
– Loans to Banks (2)	1,175.1	2,275.3	1,725.7	1,933.3	1,283.9	17.7	2,275.3	37.0	18.4
– Securities	2,800.7	5,422.9	5,803.1	5,789.5	5,029.1	-6.3	5,422.9	-6.3	1.0
– Investiment securities	460.1	890.9	895.4	785.3	747.9	13.4	890.9	13.4	-0.3
– Trading securities	2,340.6	4,532.0	4,907.7	5,004.2	4,281.2	-9.4	4,532.0	-9.4	1.2
Shareholders' Equity (4)	1,275.5	2,469.7	2,468.0	2,439.7	2,505.9	1.2	2,469.7	1.2	-2.6
GROUP INSURANCE COMPANIES (1)									
Total premiums	668.4	1,294.2	946.8	1,507.8	1,396.9	-14.2	1,294.2	-14.2	7.9
Damages paid-out	512.9	993.0	714.9	1,024.0	918.6	-3.0	993.0	-3.0	11.5
INCOME STATEMENT (1)									
Operating Income	224.0	433.8	273.0	406.9	299.7	6.6			
Income from Ordinary Activities	173.4	335.7	212.3	301.5	237.9	11.3			
Income before Taxation	188.8	365.6	237.9	316.7	284.4	15.4			
Net Income	96.1	186.0	121.9	155.4	127.6	19.7			
RESOURCES (5)									
Number of branches	403	403	340	342	265	17.8	342	6.5	3.2
Number of employees	4,104	4,104	3,712	3,701	3,230	10.9	3,782	4.6	-2.0
Insurance companies:									
- number of branches	482	482	505	558	646	-13.6	482	-13.6	-13.6
- number of employees	408	408	409	405	413	0.7	408	0.7	-1.9
FINANCIAL RATIOS									
Non interest income / Gross operating income	48.45%	48.45%	44.72%	46.56%	48.38%				
Operating costs / Gross operating income	67.82%	67.82%	70.45%	66.87%	69.32%				
Income before Taxation / Shareholders' Equity	14.80%	14.80%	9.64%	12.98%	11.35%				
ROE	7.53%	7.53%	4.94%	6.37%	5.09%				
ROAE (6)	7.58%	7.58%	4.97%	6.28%	5.65%				
SOLVENCY RATIOS (7)									
Risk-Weighted Assets (RWA) (1)	7,909.0	15,314.0	13,388.8	13,387.4	11,351.9	14.4			
Tier 1% of RWA	10.54%	10.54%	15.47%	15.08%	19.35%				
Total Capital % of RWA	14.94%	14.94%	20.50%	14.29%	16.23%				

(1) Billions of Italian Lire.
(2) Gross of allowance for credit risks.
(3) Including leased fixed assets.
(4) Including reserves for general banking risks.
(5) Statistics at the end of period.
(6) Net income on average shareholders' equity (Return On Average Equity).
(7) Official figures at 31/12/01, 31/12/00 and 31/12/99 as reported to the Bank of Italy ("Segnalazione Ufficiale di Vigilanza"). Figure for 30/9/01 is provisional and the official figure will be communicated to the Bank of Italy in the foreseen by regulations.
(8) Pro forma data do not include the results of the 61 branches purchased from IntesaBci Group. The variation for 2000 was calculated on the basis of a comparison with pro forma statement at 31/12/99 which neutralises the effects present in the Group structure at 31/12/99. Further details are given at page 191.

BASIS OF CONSOLIDATION



Fondazione Cassa di Risparmio di Genova e Imperia
CDC - CNCEP (1)
Basilese Insurance Group (2)
WestLB (3)
El Monte (4)
Others
58.71%
9.50%
5.09%
4.96%
3.00%
18.74%
BANCA CARIGE SpA
SUBSIDIARIES
ASSOCIATED COMPANIES
BANKING ACTIVITIES
Banca del Monte di Lucca SpA (51.00%)
Cassa di Risparmio di Savona SpA (95.90%)
BANKING ACTIVITIES
Frankfurterter Bankgelleschaft AG (47.50%)
FINANCIAL ACTIVITIES
Ligure Leasing SpA
100.00%
FINANCIAL ACTIVITIES
Eptaconsors SpA (20.24%)
Argo Finance One Srl (7) (60.00%)
INSTRUMENTAL ACTIVITIES
Galeazzo Srl (5) (100.00%)
Columbus Carige Immobiliare SpA (99.98%)
Immobiliare Ettore Vernazza SpA (6) (90.00%)
INSURANCE ACTIVITIES
Levante Norditalia Assicurazioni e Riassicurazioni SpA (87.01%)
Carige Vita Nuova SpA (92.81%)
100.00%
Immobiliare Carisa Srl
TRUSTEE ACTIVITIES
FINANCIAL ACTIVITIES
20.00%
Centro Fiduciario SpA (71.28%)
4.00%
Autostrada dei Fiori SpA (16.62%)

Banca Carige's share holding is shown in brackets.

(1) Holding via subsidiaries CDC bcis and Eulia. Following internal reorganisation, holding of CNCEP – Caisse Nationale des Caisses d'Epargne et de Prévoyance was transferred to Eulia..

(2) Holding via subsidiary Basilese Life Assurance.

(3) Holding via WestLB Italia Spa.

(4) El Monte - Caja de Huelva y Sevilla.

(5) The Company has a 0.02% holding in Columbus Carige Immobiliare SpA.

(6) The Company holds 10.00% of its own shares.

(7) Incorporated into the Banca Carige Group as from 9th November 2001.

CONSOLIDATED BOARD OF DIRECTORS' REPORT

INTRODUCTION

To the Shareholders of Banca Carige Group,

These consolidated financial statements have been prepared in accordance with Legislative decree 87/92 in addition to the specific requirements stated in the Bank of Italy's ruling of 30/7/92 and subsequent modifications with regards to the accounting procedures to be followed in the preparation of consolidated banking statements.
The Bank has taken advantage of article 82 of Consob's ruling 11991 of 14/5/99 and the exemption contained therein with regards to the publication of fourth quarter statements making these consolidated annual statements available no later than 90 days after the close of the accounting period.
This report includes the consolidated statements at 31/12/01, 30/9/01, 31/12/00 and 31/12/99 of the Banca Carige Group.
At 31/12/01, the parent company's balance sheet aggregates (direct and indirect deposits, customer lending and amounts owed to banks) included amounts relating to the 61 branches acquired from IntesaBci in October 2001. In order to aid comparison between 2001 and 2000 pro forma balance sheet accounts have been prepared for the Banca Carige Group excluding the ex-IntesaBci branches.
Comparison between results at 31/12/00 and 31/12/99 is affected by changes in the make up of the Group. At 31/12/00, Banca del Monte di Lucca along with the subsidiaries of the Cassa di Risparmio di Savona Group were fully consolidated. However, at 31/12/99 these companies were accounted for in the consolidated statements according to the equity method as the procedure for full incorporation of the companies had yet to be completed.
Therefore, also in this case, comparison is made with the pro forma accounts at 31/12/99 which were prepared to illustrate key balance sheet and P&L items whilst at the same time had no effect on net assets or net profit. In these statements, Banca del Monte di Lucca and the subsidiaries of the Cassa Di Risparmio di Savona Group have been fully incorporated eliminating and significant intra-group amounts.

AN OVERVIEW OF THE YEAR

As a result of the incorporation of Banca del Monte
The **world economy** was marked by an increasing downturn as a result of the problems facing the US, Europe and Japan. Matters were made worse following the tragic events of 11th September. First results for the world economy in terms of GDP indicate a rise of only 1.9%, considerably lower than the previous year's figure of 4.7%, one of the best for over than 20 years. What growth there was occurred in the first quarter, with a slowing down as the year progressed. This slowing down can be put down to a downturn in the US economy, continuing economic difficulties in Japan, and the disappointment performance recorded in Europe.
The **United States'** economy rose by 1.2% in 2001, well below the 4.1% recorded in 2000. Despite interest cuts, rises in consumer prices actually dropped from 3.4% to 2.9%. Unemployment rose slightly from 4% in 2000 to 4.8% in 2001.
Falls in output were also a characteristic of the economies belonging to the **European Monetary Union**, although to a lesser extent than those falls recorded in the United States: GDP fell from 3.3% to 1.4% in 2001.
In **Italy**, GDP rose by 1.8%. Consumption at home rose 1.4% and there was a 0.5% rise in the balance of payments surplus. The weakness of the euro favoured exports, which rose 3.9% in 2001, still considerably lower than the 10.2% recorded the previous year. There was greater stability in the retail price index in comparison to 2000 and inflation for the year was 2.8%, slightly up on the previous year's figure of 2.6% but still within the European average.
In average terms, employment rose 1.5%, in line with rates recorded in 2000.
The **Ligurian economy** all in all had a good year despite the problems present internationally. There were, in particular, positive results from the region's industry, shipbuilding, new technology, and building sectors, the latter benefiting form the holding of the G8 conference in Genoa during the summer, along with continuing expansion in port-related activities. Unemployment levels fell near to those of neighbouring regions. One black spot for the year was tourism, which achieved less than brilliant results in 2001.

AN OVERVIEW OF THE YEAR FOR THE BANCA CARIGE GROUP

During 2001, the **Group leader Banca Carige** formulated its strategy policy document for the following three years 2002-2004, approved by the Bank's Board of Directors in their meeting of 24th September 2001.
The document traces the development of the Bank on the last ten years and focuses on future strategy. The document identifies five characteristics which will typify the Bank in the near future. Banca Carige will be:

- **national**, working from its traditional core area of Liguria the Group will continue to expand into new market areas highlighting the need to recognise the values inherent in strong ties with the local community;
- **retail**, focusing on the family, small and medium-sized businesses, and local authorities;
- universal, in terms of the range of borrowing and lending products and services offered by the Group;
- **multi-channel**, exploiting the opportunities by various integrated distribution solutions (real, remote, mobile);
- **an aggregation point** for other small and medium-sized banks with particular locational, structural and management characteristics whose inclusion in the Group is compatible with the Group's strategic objectives.

This strategy, described in detail in the Banca Carige's Board of Directors' Report, is based on seven diverse profiles: market, finance, organisation and human resources, *IT&C, capital management, international relations, M&A activity.*
Two transactions during the year were of particular significance for Banca Carige. In July, the Bank acquired 61 branches from the IntesaBci group, positioned in eight different regions. The purchase took operational effect on 1st October 2001 and increased significantly the Banca Carige branch network which at the end of the year totalled 403 branches in 10 regions and 482 insurance offices present throughout the country.
In December the Bank securitised 13,858 performing mortgages for a total amount remaining to be re-paid of 990.4 bn (516.2 €) after the instalment of 31/12/01.
The loans were transferred to Argo Mortgage, special purpose vehicle created to carry out the transaction. Consequently, the credits and related risks are no longer to be accounted in the statements of the Bank or the Group.

In February 2001, Banca Carige increased its share holding in Centro Fiduciario by acquiring the 5% holding previously held by Casa di Risparmio di Pistoia e Pescia. Banca Carige's holding after this operation rose to 91.28%.
In April, an agreement of collaboration between Carige and Rheinische Sparkassen und Girovebank was signed with the object of offering support to small and medium-sized businesses. Rheinische Sparkassen is the association of savings banks operating in the Rhineland area and is a partner of WestLB.
Banca Carige's AGM of 27th April 2001 along with voting its approval of the balance sheet for 2000, appointed the Board of Directors for the next three years. The appointments include the Chairman, Prof. Fausto Cuocolo, and Vice Chairman, Alessandro Scajola. On 21 May 2001, the Board re-appointed Mr Giovanni Berneschi as Managing Director for the period 2002-2005.
In line with the Bank of Italy's decision of March 2000 pursuant to Law 287/90 regarding antitrust aspects of the Group's branch network in the province of Savona, the Group sold 4 branches and closed two. Of those branches sold, three belonged to Banca Carige, whilst the others formerly belonged to Cassa di Risparmio di Savona.
Details of these operations can be found in the Board of Directors' Report of Banca Carige.
On 6th September, Banca Carige's subordinated loan (2001-2011) was placed on the euro market for a total of 400 million euros, fully subscribed by primary international banks; 60% of the securities was placed abroad, 40% in Italy.
On 5th December the Bank subscribed a subordinated bonded loan issue totalling 36 m € of its insurance subsidiary Levante Norditalia.
During the last quarter of the year the Spanish partner El Monte – Caja de Huelva y Sevilla increased its holding in the Bank through a share purchase on the market so bringing its total participation to 3%.
The operating systems of the banking subsidiaries were fully incorporated into the information system of Banca Carige during the year.
The Board of Directors of Banca Carige in their meeting of 18th June 2001 approved the restructuring plan for its subsidiary **Cassa di Risparmio di Savona**. Briefly, the plan foresees the transfer of certain management functions to the Group leader. The Savona bank will continue to maintain decisional autonomy in the commercial and credit areas subject to these being coherent with overall Group strategy. Staff from Cassa di Risparmio di Savona encharged with carrying out the integration of the subsidiary were transferred to Carige's head office in Genoa during the second half of the year.

On 29th June 2001, the AGM of **Banca del Monte di Lucca** appointed Mr Roberto Dallari as its chairman; Mr Alfredo Sanguinetto was appointed vice chairman.
The Ordinary Shareholders' Meeting of **Levante Norditalia** on 26th June appointed its new Board of Directors: Mr Giovanni Berneschi was appointed Chairman, whilst Mr Oliviero Tarolli and Mr Ferdinando Menconi were re-appointed, respectively, vice chairman and managing director.
The company's extraordinary shareholders' meeting of 23 November approved limited changes to the By-laws in addition to the issue of a subordinated bond loan of 36 m € and the purchase of own shares as foreseen by article 2357 of the Italian Civil Code.
On 25th June 2001, the ordinary shareholders' meeting of **Carige Vita Nuova** elected its Board of Directors: Prof Vincenzo Lorenzelli was appointed chairman for the three–year period 2001-2003 and Mr Ferdinando Menconi and Mr. Oliviero Tarolli were re-appointed, respectively, vice chairman and managing director.
Results of controls carried out by the Italian insurance industry regulator, ISVAP concerning Levante Norditalia were made known in August. As a result of these controls, no changes to the company's technical reserves created on 31/12/00 were required.
Columbus Carige Immobiliare subscribed a 5% holding in the special purpose vehicle, Argo Mortgage formed in relation to the securitisation of performing mortgages deliberated by the Board of Banca Carige at the end of the year.
On 9th July 2001 Banca Carige's purchase of a 60% holding in **Argo Finance** was finalised. Argo Finance was created as part of the securitisation at the end of 2000 of a part of the Group leader's bad loans portfolio as foreseen by Law 130/99.
The extraordinary general meeting of Argo Finance held on 9th November appointed the new members to the Board of Directors whose appointments included those of Chairman – Mr Alessandro Picollo. Other business transacted included the transfer of the company's registered offices from Milan to Genoa in addition to modifications in the company's by-laws enabling its incorporation within the Banca Carige Group. The regional offices of the Bank of Italy were immediately informed of the changes.
By December 2001, all the Group's companies had converted their share capital into euro with deliberation on the part of the respective Boards in the case of the adoption of a simplified procedure of conversion or by means of an extraordinary general meeting specifically called to transact the business of conversion.
The Group's personnel totalled 4,104 at 31/12/01, 68.5% of which were assigned to market activities.

INTERMEDITION ACTIVITIES

Net assets for the Banca Carige Group at 31st December 2001 totalled 27,054.7 bn, an increase of 9.1% in comparison to 2000.

Total Financial Intermediation Activities reached 43,105.2 bn (+9% over 2000; +4.4% when taking into **consideration the pro forma results).**

TOTAL FINANCIAL INTERMEDIATION ACTIVITIES *(billions of Italian Lire)*

	Consolidated						Consolidated Pro forma		
	31/12/01		30/9/01	31/12/00	31/12/99	Change %	31/12/01	Change %	
	Euro (m.)					2001		2001	2000
Total (a+b)	**22,262.0**	**43,105.2**	**39,130.9**	**39,556.0**	**32,793.4**	**9.0**	**40,457.2**	**4.4**	**4.3**
Direct deposits (a)	**9,377.2**	**18,156.8**	**16,251.3**	**15,744.2**	**12,783.4**	**15.3**	**17,110.7**	**11.4**	**4.4**
% Total		*42.1%*	*41.5%*	*39.8%*	*39.0%*		*42.3%*		
Indirect deposits (OFIA) (b)	**12,884.8**	**24,948.4**	**22,879.6**	**23,811.8**	**20,010.0**	**4.8**	**23,346.5**	**-0.3**	**4.2**
% Total		*57.9%*	*58.5%*	*60.2%*	*61.0%*		*57.7%*		
- Assets under management	6,421.5	12,433.8	11,064.5	11,795.1	11,177.6	5.4	11,665.1	-0.1	-7.1
% Total		*28.9%*	*28.3%*	*29.8%*	*34.1%*		*28.8%*		
% OFIA		*49.8%*	*48.4%*	*49.5%*	*55.9%*		*50.0%*		
- Assets in custody	6,463.3	12,514.6	11,815.1	12,016.7	8,832.4	4.1	11,681.4	-0.4	18.6
% Total		*29.0%*	*30.2%*	*30.4%*	*26.9%*		*28.9%*		

Total **deposits** amounted to 21,718.6 bn, up 8.4% (31/12/00: 20,030.4 bn). The pro forma increase was 2.7%.

FUNDING *(billions of Italian Lire)*

	Consolidated						Consolidated Pro forma		
	31/12/01		30/9/01	31/12/00	31/12/99	Change %	31/12/01	Change %	
	Euro (m.)					2001		2001	2000
Total (a+b+c+d)	**11,216.7**	**21,718.6**	**20,390.2**	**20,030.4**	**15,809.5**	**8.4**	**20,179.7**	**2.7**	**12.4**
Direct deposits (a)	**9,377.2**	**18,156.8**	**16,251.3**	**15,744.2**	**12,783.4**	**15.3**	**17,110.7**	**11.4**	**4.4**
-Amounts owed to customers	5,838.1	11,304.2	9,843.0	9,702.3	7,729.2	16.5	10,387.9	10.9	2.2
current accounts	4,766.5	9,229.3	7,818.5	7,778.0	6,549.3	18.7	8,491.6	11.8	1.7
repurchase agreements	608.6	1,178.5	1,252.0	1,114.0	560.6	5.8	1,108.7	-0.5	14.4
saving deposits	451.0	873.2	756.2	786.0	586.0	11.1	764.4	20.0	-8.1
loans	3.8	7.3	11.0	18.9	31.1	- 61.4	7.3	-61.4	-39.2
other borrowings	8.2	15.9	5.3	5.4	2.2	194.4	15.9	194.4	10.2
-Debts evidenced by certificates	3,539.1	6,852.6	6,408.3	6,041.9	5,054.2	13.4	6,722.8	12.2	8.0
bond certificates	2,943.4	5,699.3	5,418.7	4,837.0	3,847.0	17.8	5,678.5	17.4	15.7
certificates of deposits	515.1	997.3	894.0	1,022.7	1,095.8	- 2.5	888.3	-10.7	-19.8
outstanding cheques	80.6	156.0	93.8	157.6	96.0	- 1.0	156.0	-1.0	42.9
cash bonds	-	-	1.8	24.6	15.4	- 100.0	-	...	-81.2
-short term deposits	6,318.9	12,235.1	10,629.6	10,574.1	8,456.1	15.7	11,236.8	9.9	2.4
-long term deposits	3,058.3	5,921.7	5,621.7	5,170.1	4,327.3	14.5	5,873.9	14.4	8.6
Amounts owed to credit institutions (b)	**1,439.2**	**2,786.7**	**3,363.8**	**4,285.8**	**3,025.7**	**- 35.0**	**2,293.9**	**-46.5**	**55.0**
Deposits	1,122.3	2,173.2	2,611.2	3,249.5	1,951.7	- 33.1	1,680.4	-48.3	66.6
Financing	289.7	560.9	589.2	571.1	457.4	- 1.8	560.9	-1.8	24.6
Current accounts	26.9	52.0	124.4	93.1	42.5	- 44.1	52.0	-44.1	47.1
Repurchase agreements	-	-	39.0	372.1	574.1	- 100.0	-	-100.0	27.0
	0.3	0.6	-	-	-	...	0.6	...	...
Funds managed on behalf of third parties (c)	**0.3**	**0.6**	**0.6**	**0.4**	**0.4**	**50.0**	**0.6**	**50.0**	**-**
Subordinated loans (d)	***400.0***	**774.5**	**774.5**	**-**	**-**	**...**	**775**	**...**	**...**

There was a 15% increase in **direct deposits** in comparison to 2000. The total at 31/12/01 was 18,156.8 bn. In detail, there was a rise in current accounts and bonds whilst certificates of deposit and secured current accounts slipped.
The short-term component rose to 12,235.1 bn (+15.7%); of this, current accounts account for 9,229.3 bn, an increase of 18.7%. Medium/long-term deposits rose 14.5% to 5,921.7 bn. Within this aggregate, bonds rose 17.8% to 5,699.3 bn.
The sectorial distribution of direct deposits shows the importance of families, which account for 66.9% of the total (2000: 6,632.3 bn; 68.4% of the total) followed by non financial and family businesses at 1,991.3 bn, 17.6% of the aggregate total (2000: 1,673 bn, 17.2% of the total).
Amounts owed to banks dropped 35% to 2,786.7 bn in comparison to 4,285.8 bn recorded at the end of 2000.
Funds managed on behalf of third parties remained marginal at 0.6 bn.
The Group's total funding grew as a result of the **subordinated loan** issue of 400 m € placed by Banca Carige on 6th September 2001.

DIRECT DEPOSITS (1) - DISTRIBUTION BY SECTOR *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m)		%		%		%
Public Administration	211.4	409.3	3.6%	224.0	2.3%	173.3	2.2%
Financial institutions	298.0	577.1	5.1%	645.4	6.7%	562.8	7.2%
Non-financial institutions and personal businesses	1,028.4	1,991.3	17.6%	1,673.0	17.2%	1,411.7	18.3%
Private social bodies	310.8	601.8	5.3%	438.2	4.5%	308.7	4.0%
Families	3,900.9	7,553.2	66.8%	6,632.3	68.4%	5,183.2	67.1%
Total residents	**5,749.5**	**11,132.7**	**98.5%**	**9,612.9**	**99.1%**	**7,639.7**	**98.8%**
Rest of the world	88.6	171.5	1.5%	89.4	0.9%	89.5	1.2%
Total	**5,838.1**	**11,304.2**	**100.0%**	**9,702.3**	**100.0%**	**7,729.2**	**100.0%**
Debts evidenced by certificates	**3539.1**	**6,852.6**		**6,041.9**		**5,054.2**	
TOTAL DIRECT DEPOSITS	**9,377.2**	**18,156.8**		**15,744.2**		**12,783.4**	

(1) Captions 20 and 30 of Liabilities and Stockholders' equity.

The purchase of 61 branches from the IntesaBci group had significant effects on the geographical distribution of the Group's direct deposits. Liguria continues to be the primary area for deposits (83%), also accounting totally for the Bank's EMTN programme. However, the share of other regions is increasing: in particular, Sicily now represents 3.9% of the deposits followed by Lombardy (2.9%), Tuscany (2.8%), Piedmont (2.3%), Emilia Romagna and Lazio (1.5% each), Apulia (1%) and Veneto and Sardinia (both below 1%).

DIRECT DEPOSITS (1) - GEOGRAPHICAL DISTRIBUTION *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/1999	
	Euro (m)		%		%		%
Liguria	7,784.6	15,072.9	83.0%	14,137.3	89.9%	11,611.5	90.9%
Sicily	363.3	703.5	3.9%	382.1	2.4%	-	-
Lombardy	271.9	526.5	2.9%	269.9	1.7%	209.6	1.6%
Tuscany	261.7	506.8	2.8%	431.9	2.7%	487.8	3.8%
Piedmont	218.9	423.8	2.3%	256.2	1.6%	224.9	1.8%
Emilia Romagna	145.1	280.9	1.5%	203.6	1.3%	182.0	1.4%
Lazio	144.9	280.6	1.5%	-	-	-	-
Apulia	85.9	166.4	1.0%	-	-	-	-
Veneto	46.3	89.6	0.5%	13.2	0.1%	5.5	-
Sardinia	30.2	58.5	0.3%	16.1	0.1%	0.1	-
Total Italy	**9,352.8**	**18,109.5**	**99.7%**	**15,710.3**	**99.8%**	**12,721.4**	**99.5%**
Abroad	24.4	47.3	0.3%	33.9	0.2%	62.0	0.5%
Total	**9,377.2**	**18,156.8**	**100.0%**	**15,744.2**	**100.0%**	**12,783.4**	**100.0%**

(1) Balance Sheet (Liabilities) captions 20 and 30.

Indirect deposits (other financial intermediation activities) rose 4.8% to 24,948.4 bn. On the basis of pro forma results excluding the ex-IntesaBci branches there was little change in this aggregate over the year (-0.3%). Within the aggregate, assets under management increased 5.4% to 12,433.8 bn and assets in custody totalled 12,514.6 bn (+4.1%). On the basis of pro forma results there were falls in both asset management (- 0.1%) and assets in custody (- 0.4%).

Within **asset management**, mutual funds rose by 12.3% to 6,718.8 bn; private banking was down 6.3% to 4,685.1 bn and bancassurance rose 26.2% to 1,029.9 bn.

Assets in custody includes Italian government securities, and other debt and capital securities. The former recorded a 4.2% rise to 7,418.5 bn whilst other securities increased their value by 4% to 5,096.1 bn.

Here too families account for a significant share of indirect deposits: 85.3% or 21,274 bn.

INDIRECT DEPOSITS *(billions of Italian Lire)*

	Consolidated						Consolidated Pro forma		
	31/12/01		30/9/01	31/12/00	31/12/99	Change %	31/12/01	Change %	
	Euro (m.)					2001		2001	2000
Total (a+b)	**12,884.8**	**24,948.4**	**22,879.6**	**23,811.8**	**20,010.0**	**4.8**	**23,346.5**	**-0.3**	**4.2**
Assets under management (a)	**6,421.6**	**12,433.8**	**11,064.5**	**11,795.1**	**11,177.6**	**5.4**	**11,665.1**	**-0.1**	**-7.1**
- Mutual funds and unit trusts	3,470.0	6,718.8	5,807.5	5,980.6	6,012.8	12.3	6,299.0	6.8	-13.0
- Private banking	2,419.7	4,685.1	4,347.6	4,998.1	4,656.0	- 6.3	4,387.9	-11.8	-5.5
- Bancassurance products	531.9	1,029.9	909.4	816.4	508.8	26.2	978.2	21.7	53.2
Assets in custody (b)	**6,463.2**	**12,514.6**	**11,815.1**	**12,016.7**	**8,832.4**	**4.1**	**11,681.4**	**-0.4**	**18.6**
- Government securities	3,831.3	7,418.5	7,504.0	7,118.4	5,506.6	4.2	7,138.8	2.2	12.4
- Others	2,631.9	5,096.1	4,311.1	4,898.3	3,325.8	4.0	4,542.6	-4.3	29.3

INDIRECT DEPOSITS - DISTRIBUTION BY SECTOR *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m)		%		%		%
Public Administration	181.1	350.6	1.4%	773.0	3.2%	398.6	2.0%
Financial institutions	811.6	1,571.4	6.3%	1,258.1	5.3%	1,708.9	8.5%
Non-financial institutions and personal businesses	815.7	1,579.4	6.3%	1,542.6	6.5%	1,049.0	5.2%
Private social bodies	73.3	142.0	0.6%	135.4	0.6%	96.6	0.5%
Families	10,987.1	21,274.0	85.3%	19,908.8	83.5%	16,562.4	82.8%
Total residents	**12,868.8**	**24,917.4**	**99.9%**	**23,617.9**	**99.1%**	**19,815.5**	**99.0%**
Rest of the world	16.0	31.0	0.1%	189.6	0.9%	194.5	1.0%
Total	**12,884.8**	**24,948.4**	**100.0%**	**23,807.5**	**100.0%**	**20,010.0**	**100.0%**

Indirect deposits are concentrated in Liguria (83.6%) but, as was the case for direct deposits, the share made up by the operating areas of the Group, especially after the expansion of its branch network during the year, is rising. Lombardy at 31/12/01 accounted for 5.1% of indirect deposits followed by Piedmont (3%) and Veneto (0.8%). There was little annual change in the shares represented by Tuscany, Emilia Romagna and Sardinia. Lazio and Apulia, new operating regions for the Group, accounted for 1.1% and 0.8% of indirect deposits, respectively.

INDIRECT DEPOSITS - GEOGRAPHICAL DISTRIBUTION *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/1999	
	Euro (m)		%		%		%
Liguria	10,772.8	20,859.1	83.6%	21,058.3	88.4%	17,338.9	86.7%
Lombardy	652.5	1,263.5	5.1%	937.2	3.9%	1,292.1	6.5%
Piedmont	389.3	753.7	3.0%	523.0	2.2%	505.1	2.5%
Tuscany	283.0	547.9	2.2%	560.5	2.4%	569.1	2.8%
Sicily	249.3	482.7	1.9%	403.7	1.7%	-	-
Emilia Romagna	173.9	336.7	1.3%	283.7	1.2%	278.2	1.4%
Lazio	136.7	264.7	1.1%	-	-	-	-
Veneto	108.0	209.2	0.8%	15.2	0.1%	8.7	-
Apulia	97.0	187.8	0.8%	-	-	-	-
Sardinia	11.4	22.1	0.1%	6.1	-	0.4	-
Total Italy	**12,873.9**	**24,927.4**	**99.9%**	**23,787.7**	**99.9%**	**19,992.5**	**99.9%**
Abroad	10.9	21.0	0.1%	24.1	0.1%	17.5	0.1%
Total indirect deposits	**12,884.8**	**24,948.4**	**100.0%**	**23,811.8**	**100.0%**	**20,010.0**	**100.0%**

The Group's **total lending** levels reached 23,514.1 bn at the end of 2001, up 4.2% over 2000.

Lending to customers amounted to 16,151.3 bn, an increase of 10.6%; after writedowns the aggregate moved to 15,830.3 bn (+10.9%).

This significant rise is principally due to lending activity associated with the 61 ex-IntesaBci branches purchased by Banca Carige. Excluding these amounts, lending rose by 4.7%.

In terms of product, there was a 20.1% rise in current account lending and other lending forms to 7,213.2 bn, of which in the form of a loan of 1,037 bn granted to Argo Mortgage in relation to the securitisation of mortgages carried out by Banca Carige at the end of the year. Excluding this amount, the rise is of 2.9%. Parabanking credits amounted to 1,153.3 bn, an increase of 22.6% spurred by the 25.7% expansion in leasing, 12.9% in factoring and 14.5% in consumer credit. There were falls in securities (-12.9%; 496.1 bn) and loans against pledged goods (-4.8%; 26 bn).

Bad loans amounted to 578.6 bn; the bad loans/lending ratio for the year was 3.6% (1.6% excluding amounts presumed lost).

Bad loans are concentrated amongst non financial and family businesses: 60.6% of the aggregate for a total of 9,800.2 bn; this sector is followed by families (16%; 2,575.7 bn). The manufacturing branch of non finance and family businesses most at risk continues to be services to trade, salvage and repairs, which absorbs 12.4% of the Group's total bad loans for a total of 1.988.3 bn.

LENDING *(billions of Italian Lire)*

	Consolidated						Consolidated Pro forma		
	31/12/01		30/9/01	31/12/00	31/12/99	Change %	31/12/01	Change %	
						2001		2001	2000
	Euro (m.)								
Total (a+b+c)	**12,144.0**	**23,514.1**	**21,970.0**	**21,985.6**	**17,632.1**	**7.0**	**22,517.3**	**4.2**	**10.4**
Loans to customers (a)	**8,175.6**	**15,830.3**	**14,454.2**	**14,275.9**	**11,339.8**	**10.9**	**14,833.5**	**4.7**	**13.7**
-Gross value (1)	8,341.5	16,151.3	14,762.0	14,597.6	11,689.1	10.6	15,154.5	4.6	12.2
. Current accounts	3,725.4	7,213.2	5,608.9	6,003.8	4,608.1	20.1	6,833.8	14.9	18.4
. Discounted notes	256.2	496.1	485.4	569.8	476.3	- 12.9	474.6	-16.4	14.1
. Mortgages	3,407.6	6,597.9	6,824.0	6,465.3	5,022.1	2.1	6,002.4	-6.5	16.7
. Parabanking (2)	595.6	1,153.3	1,160.0	940.6	656.9	22.6	1,152.9	22.6	19.4
- leasing	462.5	895.5	839.0	712.4	436.2	25.7	895.1	25.6	25.7
- factoring	126.6	245.2	307.8	217.2	210.5	12.9	245.2	12.9	3.2
- consumer credit loans	6.5	12.6	13.2	11.0	10.2	14.5	12.6	14.5	7.8
. Loans backed by pledged	13.4	26.0	28.0	27.3	28.8	- 4.8	26.0	-4.8	-11.1
. Others	44.5	86.2	89.6	103.4	129.6	...	86.2	...	-36.6
-short term loans	3,610.8	6,991.4	5,564.4	5,870.7	4,514.8	19.1	6,576.8	13.2	16.6
-long term loans	4,431.9	8,581.3	8,631.5	8,239.5	6,407.0	4.1	7,999.1	-2.4	16.8
. Bad loans	298.8	578.6	566.1	487.4	767.3	18.7	578.6	20.4	-47.1
-Specific allowances for loan	165.9	321.0	307.8	321.7	349.3	- 0.2	321.0	-0.2	-28.8
Loans to banks (b)	**1,167.7**	**2,260.9**	**1,712.7**	**1,920.2**	**1,263.2**	**17.7**	**2,260.9**	**37.2**	**19.3**
-Gross value	1,175.1	2,275.3	1,725.7	1,933.3	1,283.9	17.7	2,275.3	37.0	18.4
. Compulsory reserves	111.3	215.6	188.3	145.8	80.3	47.9	215.6	47.9	67.6
. Deposits	800.6	1,550.0	1,074.7	1,240.8	845.6	24.9	1,550.0	59.2	5.3
. Current accounts	105.6	204.5	167.6	353.8	116.4	- 42.2	204.5	-42.2	185.8
. Repurchase agreements	0.0	0.0	21.7	-	-	...	0.0	...	...
. Other loans	157.6	305.2	273.4	192.9	241.6	58.2	305.2	...	-29.6
-Specific allowances for loan	7.4	14.4	13.0	13.1	20.7	9.9	14.4	9.9	-36.7
Securities (c)	**2,800.7**	**5,422.9**	**5,803.1**	**5,789.5**	**5,029.1**	**- 6.3**	**5,422.9**	**-6.3**	**1.0**
-Government securities	1,598.4	3,094.8	3,511.1	3,319.9	3,459.1	- 6.8	3,094.8	-6.8	-17.6
-Other securities	1,104.4	2,138.5	2,095.5	2,184.6	1,293.2	- 2.1	2,138.5	-2.1	50.5
-Shares and equity securities	97.9	189.6	196.5	285.0	276.8	- 33.5	189.6	-33.5	12.6

(1) Including bad loans.

(2) Including leased fixed-assets.

LOANS TO CUSTOMERS (1) - DISTRIBUTION BY SECTOR *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/99	
	Euro (m)		%		%		%
Public Administration	901.0	1,744.6	10.8%	1,726.5	11.8%	1,192.1	10.2%
Financial institutions	890.6	1,724.5	10.7%	1,050.7	7.2%	692.5	6.0%
Non-financial and personal businesses	5,061.5	9,800.2	60.6%	8,716.8	59.7%	7,222.6	61.8%
Agriculture, farming and fishing	*86.3*	*167.2*	*1.0%*	*141.5*	*1.0%*	*125.1*	*1.1%*
Energy products	*170.0*	*329.1*	*2.0%*	*299.0*	*2.0%*	*136.7*	*1.2%*
Mineral and ferrous metals and non ferrous	*98.6*	*190.8*	*1.2%*	*140.5*	*1.0%*	*134.2*	*1.1%*
Mineral and non metallic products	*106.9*	*206.9*	*1.3%*	*200.3*	*1.4%*	*185.4*	*1.6%*
Chemical products	*62.9*	*121.8*	*0.8%*	*114.8*	*0.8%*	*98.1*	*0.8%*
Metal products	*143.3*	*277.6*	*1.7%*	*240.3*	*1.6%*	*214.4*	*1.8%*
Agricultural and industrial machinery	*160.6*	*311.0*	*1.9%*	*258.4*	*1.8%*	*303.9*	*2.7%*
Office equipment	*29.9*	*57.9*	*0.4%*	*57.3*	*0.4%*	*84.9*	*0.7%*
Electrical supplies	*111.6*	*216.0*	*1.3%*	*158.7*	*1.1%*	*121.1*	*1.0%*
Means of transport	*93.4*	*180.8*	*1.1%*	*125.9*	*0.9%*	*116.4*	*1.0%*
Food, drink, tobacco	*148.8*	*288.2*	*1.8%*	*280.1*	*1.9%*	*256.9*	*2.3%*
Textiles, leather goods, clothing	*72.9*	*141.1*	*0.9%*	*105.7*	*0.7%*	*105.7*	*0.9%*
Paper, printing and publishing	*78.1*	*151.3*	*0.9%*	*132.5*	*0.9%*	*100.7*	*0.9%*
Rubber and plastic goods	*60.4*	*117.0*	*0.7%*	*116.5*	*0.8%*	*91.7*	*0.8%*
Other industrial products	*97.7*	*189.3*	*1.2%*	*161.6*	*1.1%*	*110.8*	*0.9%*
Building and public works	*908.6*	*1,759.1*	*10.9%*	*1,455.9*	*10.0%*	*1,252.6*	*10.7%*
Wholesale & retail trade, salvage and repairs	*1,026.9*	*1,988.3*	*12.4%*	*1,888.2*	*12.9%*	*1,568.0*	*13.4%*
Hotel and catering services	*244.9*	*474.1*	*2.9%*	*434.9*	*3.0%*	*354.4*	*3.0%*
Transport services	*126.3*	*244.5*	*1.5%*	*211.1*	*1.4%*	*151.1*	*1.3%*
Air and sea transport-related services	*319.1*	*618.0*	*3.8%*	*537.8*	*3.7%*	*366.8*	*3.1%*
Transport-related services	*187.6*	*363.3*	*2.2%*	*412.8*	*2.8%*	*341.2*	*2.9%*
Communications-related services	*10.0*	*19.4*	*0.1%*	*13.2*	*0.1%*	*8.7*	*0.1%*
Sales-related services	*716.7*	*1,387.5*	*8.6%*	*1,229.8*	*8.4%*	*993.8*	*8.5%*
Private social bodies	28.4	55.1	0.3%	44.4	0.3%	27.1	0.2%
Families	1,330.3	2,575.8	16.0%	2,774.5	19.1%	2,261.7	19.3%
Total residents	**8,211.8**	**15,900.2**	**98.4%**	**14,312.9**	**98.1%**	**11,396.0**	**97.5%**
Rest of the world	129.7	251.1	1.6%	284.7	1.9%	293.1	2.5%
Total	**8,341.5**	**16,151.3**	**100.0%**	**14,597.6**	**100.0%**	**11,689.1**	**100.0%**

(1) Balance Sheet (Assets) caption 30 inclusive of expected losses and leasing.

Liguria continues to account for the majority of the Group's lending activities, receiving 70.8% of credits granted. However, with the purchase of 61 branches from the IntesaBci group at the end of 2001, the share represented by the Group's other operating regions has increased. In particular, Lombardy now makes up 9.5% of credits distributed followed by Emilia Romagna (6.3%), Piedmont (5.2%), Veneto (1.2%) and Sicily (1.2%). Tuscany and Sardinia recorded no changes over the previous year's levels whilst Lazio and Apulia, the Group's new operating areas, accounted for 0.9% and 0.6% of lending, respectively.

LOANS TO CUSTOMERS (1) - GEOGRAPHIC DISTRIBUTION *(billions of Italian Lire)*

	31/12/01			31/12/00		31/12/1999	
	Euro (m)		%		%		%
Liguria	5,910.8	11,444.7	70.8%	11,082.3	75.9%	8,799.1	75.3%
Lombardy	803.4	1,555.6	9.5%	1,240.1	8.5%	923.2	7.9%
Emilia Romagna	522.9	1,012.5	6.3%	865.1	5.9%	740.1	6.3%
Piedmont	429.7	832.0	5.2%	656.1	4.5%	664.0	5.7%
Tuscany	277.8	537.9	3.3%	472.7	3.2%	431.8	3.7%
Veneto	102.1	197.7	1.2%	62.1	0.4%	33.5	0.3%
Sicily	96.3	186.5	1.2%	112.6	0.8%	-	-
Lazio	74.1	143.5	0.9%	-	-	-	-
Apulia	46.9	90.8	0.6%	-	-	-	-
Sardinia	15.2	29.5	0.2%	8.6	0.1%	-	-
Total Italy	**8,279.2**	**16,030.7**	**99.0%**	**14,499.6**	**99.3%**	**11,591.7**	**99.2%**
Abroad	62.3	120.6	0.8%	98.0	0.7%	97.4	0.8%
Total loans to customer	**8,341.5**	**16,151.3**	**99.8%**	**14,597.6**	**100.0%**	**11,689.1**	**100.0%**

(1) Balance Sheet (Assets) caption 40 inclusive of expected losses and leasing.

Lending to banks totalled 2,275.3 bn at 31st December 2001, an increase of 17.7%. The Group's **net interbank balance** (amounts owed to banks – lending to banks) was negative at the end of the year at 511.4 bn (2000: 2,352.5 bn).
The value of the Group's **securities portfolio** slipped 6.3% to 5,422.7 bn. The trading securities portfolio totalled 890.9 bn, up 13.5% over 2000. This increase was due to the inclusion within the portfolio of C class junior securities amounting to 109.4 bn issued by Argo Finance, the special purpose vehicle set up as part of Banca Carige's first securitisation transaction carried out at the end of 2000.
The notional value of derivative contracts totalled 7,493.4 bn, the majority of which do not foresee principal exchange. The Group's prudent use of these instruments is reflected by the fact that 82% of the total are hedging or balanced contracts.

DERIVATIVES CONTRACTS AT 31/12/2001 - CONSOLIDATED *(billions of Italian Lire)*

Principal (1)	Hedging	Trading			Total
		balanced contracts (5)	open-ended contracts (6)	Total	
- Forwards (2)	-	58.0	29.1	87.1	87.1
- Swaps (3)	2,446.1	1,970.6	204.2	2,174.8	4,620.9
- Futures	-	-	626.4	626.4	626.4
- Securities options (4)	659.5	5.3	242.0	247.3	906.8
- Interest rate options	77.3	69.5	83.1	152.6	229.9
- Exchange-rate options	-	740.3	11.6	751.9	751.9
- Credit default product	120.3	-	150.1	150.1	270.4
Total	**3,303.2**	**2,843.7**	**1,346.5**	**4,190.2**	**7,493.4**
- with exchange of principal	***544.8***	***740.3***	***275.2***	***1,015.5***	***1,560.3***
- without exchange of principal	***2,758.4***	***2,103.4***	***1,071.3***	***3,174.7***	***5,933.1***

(1) Principal relative to basis swaps is stated once.
(2) Includes forward rate agreements.
(3) Includes basis swaps, interest rate swaps, overnight indexed swaps and cross currency swaps.
(4) Includes interest rate caps.
(5) Contracts matched by contracts of same characteristics so giving the Group full cover against interest and exchange-rate risk.
(6) Contracts entailing exposure to interest and exchange-rate risk.

Total **risk aggregates** relating to cash credits and guarantees and commitments reached 1,081.5 bn at the end of the year, an increase of 10.9% in comparison to 2000. Cash credits at risk totalled 1,023.4 bn, 9.9% higher than the previous year; guarantees rose 57.2% to 50.4 bn.
The Group's expected losses total 347.2 bn, slightly up over the figure for 2000 (346.5 bn).

CREDITS AT RISK AND TOTAL ALLOWANCES *(millions of Italian Lire)*

	31/12/2001				31/12/2000			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	578,575	22,795	-	601,370	487,359	24,962	-	512,321
Watchlists	361,361	24,565	-	385,926	383,444	4,933	-	388,377
Country risk	68,115	3,049	-	71,164	44,564	2,175	-	46,739
Rescheduled loans	15,300	-	-	15,300	15,969	-	-	15,969
Bad leased assets	-	-	7,705	7,705	-	-	11,601	11,601
Total credits at risks	**1,023,351**	**50,409**	**7,705**	**1,081,465**	**931,336**	**32,070**	**11,601**	**975,007**
Specific allowances	**335,375**	**9,309**	**2,481**	**347,165**	**334,779**	**9,339**	**2,357**	**346,475**
Total allowances	**348,363**	**9,309**	**2,481**	**360,153**	**342,720**	**9,339**	**2,357**	**354,416**
- Specific allowances for loan losses	335,375	-	-	335,375	334,779	-	-	334,779
- Specific allowances for guarantees and commitments	-	9,309	-	9,309	-	9,339	-	9,339
- Specific allowances for leased assets	-	-	2,481	2,481	-	-	2,357	2,357
- General allowances for loan losses	12,988	-	-	12,988	7,941	-	-	7,941

	31/12/99							
	Consolidated				Consolidated pro forma			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	767,284	13,560	-	780,844	908,697	18,869	-	927,566
Watchlists	372,245	4,308	-	376,553	434,731	4,923	-	439,654
Country risk	56,443	3,235	-	59,678	56,751	3,235	-	59,986
Rescheduled loans	22,491	-	-	22,491	22,491	-	-	22,491
Bad leased assets	-	-	4,686	4,686	-	-	13,182	13,182
Total credits at risks	**1,218,463**	**21,103**	**4,686**	**1,244,252**	**1,400,179**	**27,027**	**13,182**	**1,462,879**
Specific allowances	**369,983**	**5,927**	**934**	**376,844**	**472,268**	**8,071**	**2,094**	**482,433**
Total allowances	**374,983**	**5,927**	**934**	**381,844**	**477,268**	**8,071**	**2,094**	**487,433**
- Specific allowances for loan losses	369,983	-	-	369,983	472,268	-	-	472,268
- Specific allowances for guarantees and commitments	-	5,927	-	5,927	-	8,071	-	8,071
- Specific allowances for leased assets	-	-	934	934	-	-	2,094	2,094
- General allowances for loan losses	5,000	-	-	5,000	5,000	-	-	5,000

Bad loans closed the year at 601.4 bn (+17.4%), of which 578.6 bn were in the form of cash credits and 22.8 bn in guarantees and commitments.

Watchlist positions were down in total from 388.4 bn to 385.9 bn (-0.6%).

Country risks amounted to 71.2 bn; this represented a 52.3% increase over 2000 as a result of a lending exposure to Liberia of 22 bn.

Rescheduled loans were down 4.2% to 15.3 bn.

Aggregates at risk related to leasing fell 33.6% to 7.7 bn, of which allowances for expected losses totalled 2.5 bn.

CASH CREDITS AT RISK *(millions of Italian Lire)*

	31/12/01				31/12/00			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	578,575	278,148	300,427	48.1	487,359	259,930	227,429	53.3
- banks	-	-	-	-	-	-	-	-
Watchlists								
- customers	361,361	36,652	324,709	10.1	383,444	53,357	330,087	13.9
Country risk								
- customers	24,372	667	23,705	2.7	1,830	466	1,364	25.5
- banks	43,743	14,378	29,365	32.9	42,734	13,129	29,605	30.7
Rescheduled loans								
- customers	15,300	2,893	12,407	18.9	15,969	2,809	13,160	17.6
Total cash credits at ris	**1,023,351**	**332,738**	**690,613**	**32.5**	**931,336**	**329,691**	**601,645**	**35.4**
- customers	979,608	318,360	661,248	32.5	888,602	316,562	572,040	35.6
- banks	43,743	14,378	29,365	32.9	42,734	13,129	29,605	30.7
Performing loans	17,403,231	2,637	17,400,594	-	15,599,519	5,088	15,594,431	-
- customers	15,171,715	2,637	15,169,078	-	13,708,934	5,088	13,703,846	-
- banks	2,231,516	-	2,231,516	-	1,890,585	-	1,890,585	-
Total loans	**18,426,582**	**335,375**	**18,091,207**	**1.8**	**16,530,855**	**334,779**	**16,196,076**	**2.0**
- customers	16,151,323	320,997	15,830,326	2.0	14,597,536	321,650	14,275,886	2.2
- banks	2,275,259	14,378	2,260,881	0.6	1,933,319	13,129	1,920,190	0.7

	31/12/99							
	Consolidated				Consolidated pro forma			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	767,284	297,864	469,420	38.8	908,697	376,342	532,355	41.4
- banks	-	-	-	-	-	-	-	-
Watchlists								
- customers	372,245	43,920	328,325	11.8	434,731	57,646	377,085	13.3
Country risk								
- customers	1,374	405	969	29.5	1,682	405	1,277	24.1
- banks	55,069	20,660	34,409	37.5	55,069	20,660	34,409	37.5
Rescheduled loans								
- customers	22,491	7,134	15,357	31.7	22,491	7,134	15,357	31.7
Total cash credits at ris	**1,218,463**	**369,983**	**848,480**	**30.4**	**1,422,670**	**462,187**	**960,483**	**32.5**
- customers	1,163,394	349,323	814,071	30.0	1,367,601	441,527	926,074	32.3
- banks	55,069	20,660	34,409	37.5	55,069	20,660	34,409	37.5
Performing loans	11,754,500	-	11,754,500	-	12,888,005	10,081	12,877,924	0.1
- customers	10,525,730	-	10,525,730	-	11,540,931	10,081	11,530,850	0.1
- banks	1,228,770	-	1,228,770	-	1,347,074	-	1,347,074	-
Total loans	**12,972,963**	**369,983**	**12,602,980**	**2.9**	**14,310,675**	**472,268**	**13,838,407**	**3.3**
- customers	11,689,124	349,323	11,339,801	3.0	12,908,532	451,608	12,456,924	3.5
- banks	1,283,839	20,660	1,263,179	1.6	1,402,143	20,660	1,381,483	1.5

CREDIT COMMITMENTS *(millions of Italian Lire)*

	31/12/01			31/12/00		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	22,795	8,394	36.8	24,962	8,687	34.8
Watchlists	24,565	0	-	4,933	-	-
Country risk	3,049	915	30.0	2,175	652	30.0
Total guarantees and commitments at risk	**50,409**	**9,309**	**18.5**	**32,070**	**9,339**	**29.1**
Performing guarantees and commitments	2,288,305	-	-	2,251,714	-	-
Total guarantees and commitments	**2,338,714**	**9,309**	**0.4**	**2,283,784**	**9,339**	**0.4**

	31/12/99					
	Consolidated			Consolidated pro forma		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	13,560	4,957	36.6	18,869	7,101	37.6
Watchlists	4,308	-	-	4,923	-	-
Country risk	3,235	970	30.0	3,235	970	30.0
Total guarantees and commitments at risk	**21,103**	**5,927**	**28.1**	**27,027**	**8,071**	**29.9**
Performing guarantees and commitments	1,814,644	-	-	1,939,732	-	-
Total guarantees and commitments	**1,835,747**	**5,927**	**0.3**	**1,966,759**	**8,071**	**0.4**

Bad loans are concentrated amongst non financial and family businesses (428.2 bn; 73.9% of the total) followed by families (104.5 bn; 18.1% of the total). The branches of the non financial and family business sector are building and public works (115.9 bn; 19.9% of the total) and services to trade, salvage and repairs (104.4 bn; 18% of the total).

The bad lending/total lending ratio reveals that the sector most at risk for the Group is the non financial and family business sector at 4.4%. Although the sectors of non-residents and social bodies have higher levels (8.9% and 5.3%, respectively), this is due to the categorisation on the part of Banca Carige of two large exposures as bad loans during the year. Excluding these, the two sectors present limited risk levels (3.9% for non-residents and 0.5% for social institutions). Branches with the highest concentration of credit risk measured in terms of the same ratio are building and public works (6.6%) and services to trade, salvage and repairs (5.3%).

BAD LOANS (1) - DISTRIBUTION BY SECTOR (millions of Italian Lire)

	31/12/01			31/12/00		31/12/99	
	Euro (m)		%		%		%
Public Administration	23	45	-	-	-	-	-
Financial institutions	10,681	20,682	3.6%	12,105	2.5%	7,236	0.9%
Non-financial and personal businesses	221,135	428,177	73.9%	369,026	75.8%	588,715	76.7%
Agriculture, farming and fishing	*4,103*	*7,945*	*1.4%*	*7,754*	*1.6%*	*17,882*	*2.3%*
Energy products	*279*	*540*	*0.1%*	*325*	*0.1%*	*2,926*	*0.4%*
Mineral and ferrous metals and non ferrous	*332*	*643*	*0.1%*	*602*	*0.1%*	*3,446*	*0.4%*
Mineral and non metallic products	*3,861*	*7,476*	*1.3%*	*5,239*	*1.1%*	*16,233*	*2.1%*
Chemical products	*829*	*1,605*	*0.3%*	*1,235*	*0.3%*	*2,754*	*0.4%*
Metal products	*7,998*	*15,485*	*2.7%*	*17,647*	*3.6%*	*14,314*	*1.9%*
Agricultural and industrial machinery	*15,180*	*29,393*	*5.1%*	*34,788*	*7.1%*	*35,895*	*4.7%*
Office equipment	*786*	*1,522*	*0.3%*	*613*	*0.1%*	*1,860*	*0.2%*
Electrical supplies	*3,822*	*7,400*	*1.3%*	*6,801*	*1.4%*	*15,481*	*2.0%*
Means of transport	*1,575*	*3,050*	*0.5%*	*3,066*	*0.6%*	*14,029*	*1.8%*
Food, drink, tobacco	*9,208*	*17,830*	*3.1%*	*13,255*	*2.7%*	*17,496*	*2.3%*
Textiles, leather goods, clothing	*5,376*	*10,409*	*1.8%*	*13,354*	*2.7%*	*11,019*	*1.4%*
Paper, printing and publishing	*1,836*	*3,555*	*0.6%*	*2,914*	*0.6%*	*4,586*	*0.6%*
Rubber and plastic goods	*2,587*	*5,009*	*0.9%*	*4,853*	*1.0%*	*4,845*	*0.6%*
Other industrial products	*3,277*	*6,345*	*1.1%*	*4,997*	*1.0%*	*9,875*	*1.3%*
Building and public works	*59,835*	*115,858*	*19.9%*	*95,639*	*19.6%*	*152,408*	*19.9%*
Wholesale & retail trade, salvage and repairs	*53,927*	*104,417*	*18.0%*	*89,648*	*18.4%*	*155,258*	*20.3%*
Hotel and catering services	*11,087*	*21,468*	*3.7%*	*15,904*	*3.3%*	*32,939*	*4.3%*
Transport services	*8,188*	*15,854*	*2.7%*	*11,364*	*2.3%*	*10,162*	*1.3%*
Air and sea transport-related services	*134*	*260*	*0.0%*	*124*	...	*306*	...
Transport-related services	*919*	*1,780*	*0.3%*	*2,036*	*0.4%*	*2,150*	*0.3%*
Communications-related services	*211*	*409*	*0.1%*	*391*	*0.1%*	*3,199*	*0.4%*
Sales-related services	*25,785*	*49,926*	*8.6%*	*36,477*	*7.6%*	*59,652*	*7.8%*
Private social bodies	1,506	2,915	0.5%	531	0.1%	173	...
Families	53,945	104,453	18.1%	95,180	19.5%	162,921	21.3%
Total residents	**287,291**	**556,272**	**96.1%**	**476,842**	**97.8%**	**759,045**	**98.9%**
Rest of the world	11,519	22,303	3.9%	10,517	2.2%	8,239	1.1%
Total	**298,810**	**578,575**	**100.0%**	**487,359**	**100.0%**	**767,284**	**100.0%**

(1) Inclusive of expected losses.

BAD LOANS/LENDING RATIO (1) - DISTRIBUTION BY SECTOR

	Consolidated		
	31/12/2001	31/12/2000	31/12/1999
Public Administration	0.0%	-	-
Financial institutions	1.2%	1.2%	1.0%
Non-financial and personal businesses	4.4%	4.2%	8.2%
-- including (2):			
Wholesale & retail trade, salvage and repairs	*5.3%*	*4.7%*	*9.9%*
Building and public works	*6.6%*	*6.6%*	*12.2%*
Sales-related services	*3.6%*	*3.0%*	*6.0%*
Air and sea transport-related services	-	-	*0.1%*
Hotel and catering services	*3.7%*	*3.7%*	*9.3%*
Private social bodies	5.3%	1.2%	0.6%
Families	4.1%	3.4%	7.2%
Total residents	**3.5%**	**3.3%**	**6.7%**
Rest of the world	8.9%	3.7%	2.8%
Total	**3.6%**	**3.3%**	**6.6%**

(1) Inclusive of expected losses.
(2) Principal branches of the economy interms of overall credit exposure.

The Group's traditional operating area, Liguria, absorbs 67.9% of bad loans; similar to levels recorded in 2000. Outside Liguria, Piedmont accounts for 8.9%, Emilia Romagna 7.7%, Tuscany 5.4% and Lombardy 4.6%. The Group's other operating areas represent marginal levels.

BAD LOANS (1) - GEOGRAPHIC DISTRIBUTION *(millions of Italian Lire)*

	31/12/01			31/12/00		31/12/1999	
	Euro (k)		%		%		%
Liguria	202,509	392,112	67.9%	330,498	67.8%	596,908	77.8%
Piedmont	26,706	51,710	8.9%	51,994	10.7%	48,706	6.3%
Emilia Romagna	23,133	44,792	7.7%	37,494	7.7%	58,269	7.6%
Tuscany	16,181	31,331	5.4%	27,768	5.7%	29,938	3.9%
Lombardy	13,794	26,708	4.6%	23,234	4.8%	25,148	3.3%
Sicily	4,447	8,611	1.5%	6,859	1.4%	-	-
Veneto	895	1,732	0.3%	728	0.1%	-	-
Lazio	19	37	-	-	-	-	-
Apulia	-	-	-	-	-	-	-
Sardinia	-	-	-	-	-	-	-
Total Italy	**287,684**	**557,033**	**96.3%**	**478,575**	**98.2%**	**758,969**	**98.9%**
Abroad	11,125	21,542	3.7%	8,784	1.8%	8,315	1.1%
Total	**298,809**	**578,575**	**100.0%**	**487,359**	**100.0%**	**767,284**	**100.0%**

(1) Inclusive of expected losses.

Risk levels in terms of the bad loans/lending ratio are low in most of the Group's operating areas with the exception of Piedmont (6.2%) and Tuscany (5.8%). The Group's ratio abroad, despite limited presence, is comparatively high at 17.9%. The ratio is low in Lombardy (1.7%) and Veneto (0.9%). Liguria's low bad loans/lending ratio (3.4%) benefited significantly from the securitisation of bad loans carried out by Banca Carige at the end of 2000.

BAD LOANS / LENDING RATIO (1) - GEOGRAPHIC DISTRIBUTION

	31/12/01	31/12/00	31/12/99
Liguria	3.4%	3.0%	6.8%
Piedmont	6.2%	7.9%	7.3%
Emilia Romagna	4.4%	4.3%	7.9%
Tuscany	5.8%	5.9%	6.9%
Lombardy	1.7%	1.9%	2.7%
Sicily	4.6%	6.1%	...
Veneto	0.9%	1.2%	-
Lazio	0.0%	...	...
Apulia	-	...	...
Sardinia	-	-	...
Total Italy	**3.5%**	**3.3%**	**6.5%**
Abroad	17.9%	9.0%	8.5%
Total	**3.6%**	**3.3%**	**6.6%**

(1) Inclusive of expected losses.

GROUP PERSONNEL AND OPERATING STRUCTURE

The distribution of the services and products of the Banca Carige Group is organised in terms of an integrated multi-channel system utilising three principal distribution channels: traditional, remote and mobile.

The Group's **traditional distribution channel** was rationalised during the course of the year and the segmentation of customers into profiles continued as did the introduction of further operating districts of private and corporate consultants.

The traditional network is made up of 403 branches located in 10 Italian regions, a branch in Nice, France and nine representative offices abroad.

A total of 61 new branches was added to the Group's traditional distribution network. This increase was the result of the purchase by Banca Carige of 61 branches from IntesaBci, the opening of 4 new Carige branches (one near Turin, two in the Milan area, 1 in Palermo) and the sale of 3 branches in the province of Savona in line with the Bank of Italy's decision relating to competition aspects of branch concentrations. In accordance with the same decision, Cassa di Risparmio di Savona sold 1 branch and closed two. Banca del Monte di Lucca opened two new branches in its traditional operating area in Tuscany.

The purchase of the 61 branches from IntesaBci, which came into effect on 1st October, brought about important changes to the territorial distribution of the branch network: Liguria's predominance continues but dropped from 72.2% to 59.8%. The distribution of outlets in other regions is as follows: Lombardy 34, Piedmont 31, Sicily 30, Emilia Romagna 20, Tuscany 18, Veneto 11, Lazio 7, Sardinia and Apulia, 5 each.

The segmentation of the Group's customer base began in 1999. High net worth customers were assigned private banking consultants operating in 18 districts in and outside Liguria. The corporate segment was also the attention of review and 38 consultants were assigned to the Group's corporate clients in 9 Ligurian districts.

The network of consultants is being extended to the Group's banking subsidiaries: in February 2002, Banca del Monte di Lucca began to offer private banking consultancy from its head office in Lucca.

The number of Group insurance agents operating throughout the country had reached 482 at 31st December 2001.

The **remote channel distribution** network was made up at the end of the year by 14 fully automated 'Bancacontinua' branches, 467 ATM cash points belonging to the 'Bancomat' circuit (80 more than in 2000), and 9,765 POS terminals installed (a large increase in comparison to 8,281 terminals installed at the end of 2000).

The last year was the first in which the Group's internet services were fully operational. The service was launched in July 2000 and in eighteen months has achieved impressive levels of completeness, diffusion and customer security.

The Internet is the operating hub for all the Group's channels of distribution as well as representing a crucial pillar for expansion in distribution and business. Intra-channel synergies generate positive externalities in the form of heightened awareness of customer needs.

In addition to existing remote banking services such as home banking and corporate banking, which can potentially be replaced by net banking activities, Carige launched its new call centre service substituting its previous phone banking service line. On line service contracts, which include *call center* and *internet banking*, totalled 38,228 at the end of the year.

The Group's **mobile distribution channels** are made up by insurance agents of the Group's insurance subsidiaries who, thanks to opportunities offered by the Bank of Italy and the Italian insurance industry regulator ISVAP, sell banking products, and estate agents working in agreement with Banca Carige for the distribution of its mortgages.

The number of insurance agents working in direct collaboration with the Bank reached 92, of which financial promoters represent 28.3%.

The network of estate agents set up in 2000 continued to grow during the year, moving from 315 at 31/12/00 to 769 at 31/12/01.

BRANCH NETWORK

A) BRANCHES

	31/12/01		30/9/01		31/12/00		31/12/99		31/12/99 p.f.	
	number	Q%	number	Q%	number	Q%	number	Q%	number	Q%
NORTH-WEST ITALY	**306**	**75.9**	**278**	**81.8**	**282**	**82.4**	**232**	**87.5**	**278**	**89.4**
Liguria	241	59.8	241	70.9	247	72.2	201	75.8	246	79.1
- Genoa	134	33.3	134	39.5	134	39.2	132	49.7	132	42.5
- Imperia	28	6.9	28	8.2	28	8.2	28	10.6	29	9.3
- La Spezia	19	4.7	19	5.6	19	5.6	19	7.2	19	6.1
- Savona	60	14.9	60	17.6	66	19.2	22	8.3	66	21.2
Piedmont	31	7.7	21	6.2	20	5.8	18	6.8	19	6.1
Lombardy	34	8.4	16	4.7	15	4.4	13	4.9	13	4.2
NORTH-EAST ITALY	**31**	**7.7**	**18**	**5.3**	**18**	**5.3**	**17**	**6.4**	**17**	**5.5**
Veneto	11	2.7	2	0.6	2	0.6	2	0.8	2	0.6
Emilia Romagna	20	5.0	16	4.7	16	4.7	15	5.7	15	4.9
CENTRAL ITALY	**25**	**6.2**	**16**	**4.7**	**15**	**4.4**	**13**	**4.9**	**13**	**4.2**
Tuscany	**18**	4.5	**16**	4.7	**15**	4.4	**13**	4.9	**13**	4.2
Lazio	7	1.7	-	-	-	-	-	-	-	-
SOUTH ITALY AND ISLANDS	**40**	**9.9**	**27**	**7.9**	**26**	**7.6**	**2**	**0.8**	**2**	**0.6**
Apulia	**5**	1.2	-	-	-	-	-	-	-	-
Sicily	**30**	7.5	22	6.4	21	6.1	-	-	-	-
Sardinia	5	1.2	5	1.5	5	1.5	2	0.8	2	0.6
BRANCHES ABROAD: Nice (France)	**1**	**0.3**	**1**	**0.3**	**1**	**0.3**	**1**	**0.4**	**1**	**0.3**
TOTAL	**403**	**100.0**	**340**	**100.0**	**342**	**100.0**	**265**	**100.0**	**311**	**100.0**

	31/12/01	30/9/01	31/12/00	31/12/99	31/12/99 p.f.
Private banking consultants	64	64	62	4	4
Corporate consultants	38	16	-	-	-

B) REMOTE	31/12/01	30/9/01	31/12/00	31/12/99	31/12/99 p.f.
ATM - Bancomat	467	391	387	293	353
Bancacontinua (self service)	14	14	15	13	15
POS	9,765	9,065	8,281	5,827	7,241
Home banking (contracts)	6,479	6,464	6,384	5,317	5,461
Service on line (1)	38,228	24,555	11,679	-	-

(1) Internet banking and Call Center; contracts.

C) MOBILE	31/12/01	30/9/01	31/12/00	31/12/99	31/12/99 p.f.
Insurance agents (2)	92	94	68	21	21
Estate agents	769	646	315	-	-

(2) Agents of the Group's insurance subsidiaries distributing Banca Carige products.

The number of people employed by the Group amounted to 4,104 at the end of 2001; 4,512 when taking into consideration the insurance agents employed by the Group's insurance subsidiaries.
The share of banking personnel employed in market activities (as opposed to administrative duties) continues to rise: 68.5%. The significant increase in the number of staff was principally due to the transfer of personnel to Banca Carige from ex-Banco di Sicilia (84 employees) and IntesaBci (322 employees).

PERSONNEL

	31/12/01		30/9/01		31/12/00 (1)		31/12/99		31/12/1999 p.f.	
					N.	%	N.	%	N.	%
Grade										
Managers	53	1.3	53	1.4	27	0.7	29	0.9	32	0.9
Officials	703	17.1	597	16.1	300	8.1	247	7.6	299	8.0
Other employees	3,348	81.6	3,062	82.5	3,374	91.2	2,954	91.5	3,388	91.1
TOTAL	**4,104**	**100.0**	**3,712**	**100.0**	**3,701**	**100.0**	**3,230**	**100.0**	**3,719**	**100.0**
Activities										
Head-offices	1,293	31.5	1,225	33.0	1,248	33.7	1,063	32.9	1,256	33.8
Branches	2,811	68.5	2,487	67.0	2,453	66.3	2,167	67.1	2,463	66.2

(1) Exclusive of 84 members of staff of the 21 branches acquired by Banca Carige in Sicily employed by the Bank with effect 1/1/01.

INCOME STATEMENT

Net profit for the Carige Group reached 186 bn, an increase of 19.7% over the previous year. Increased profitability stems from rises in gross operating income, which offset higher operating costs. The result also benefits from reduced writedowns and provisions and a significant contribution in the form of extraordinary income.

In detail, **net interest income** amounted to 694.9 bn, 5.9% higher than in 2000. Interest income totalled 1,322.5 bn (+11.2%) whilst interest charges totalled 627.6 bn (17.7%). In particular, interest income on customer loans ended the year at 981.6 bn, interest charges at 166.7 bn. Interest income generated from the Group's securities portfolio totalled 285.1 bn.

Non interest income rose 14.2% over the previous year's result to 653 bn (2000: 571.9bn). This result was determined by increased dividends and returns on investments carried at equity. There was also increased net revenues of 46.6 bn stemming from the securitisation of performing mortgages carried out by Banca Carige. In greater detail, commission income totalled 321.9 bn, slightly down on 329.5 bn recorded at the end of 2000 (-2.3%). Commission charges rose 11.3% to 24.6 bn (2000: 22.1 bn). There was a considerable downturn in the item 'gains from financial transactions': down 61.4% to 8.6 bn as a result of losses on securities totalling 46.3 bn. Dividends rose 108% to 39 bn whilst profits on investments valuated according to the equity method amounted to 14.7 bn, benefiting from positive results obtained by the Group's insurance companies and *Autostrada dei Fiori SpA*. Other operating income recorded a 24.7% increase to end the year at 312.3 bn; other operating expenses fell 8% to 18.8 bn.

Gross operating income was up 9.8% to 1,347.9 bn.

Operating costs of the Group rose 11.3% from 821.2 bn to 914.2 bn. Administrative charges totalled 691.7 bn (+9.4%); in particular, personnel costs rose 9.8% to 437.3 bn whilst other administrative charges totalled 254.4 bn (+8.8%). Writedowns on assets increased 17.6% to 222.5 bn, influenced on one hand by rises in leasing activity and, on the other, by goodwill related costs connected to the purchase of branches from Banco di Sicilia and IntesaBci on the part of Banca Carige.

Operating income at 31st December 2001 was up 6.6% from 406.9 bn in 2000 to 433.8 bn.

Provisions and writedowns were 7% down over 2000 at 98.1 bn. In particular, provisions for risks and charges amounted to 5.6 bn in comparison to 6.1 bn in 2000 (-7.5%). Credit risk measured in terms of the balance between writedowns and provisions for risks and charges on one hand and writebacks on the other totalled 92.9 bn, 4.9% down on the figure recorded at the end of 2000.

Writedowns on financial assets totalled 0.1 bn, sharply down on 1.8 bn at 31/12/00. Writebacks amounted to 0.5 bn.

Income from ordinary activities rose 11.4% over year-end 2000 to 335.7 bn.

Extraordinary net income recorded a significant 95.8% increase to move from 15.2 bn at 31/12/00 to 29.8 bn at 31/12/01. This result is principally due to the revenues stemming from the sale of four Group bank branches in the province of Savona during the year.

After income tax for the year (177.7 bn; +11.1%), **net profit** for the Group reached 186 bn, an increase of 19.7% in comparison to 155.4 bn at 30/12/00.

CONSOLIDATED INCOME STATEMENT (millions of Italian Lire)

	2001		2000	1999	1999	Change %	
					pro forma	2001	2000
	euro (migliaia)					2000	1999 p.f.
10 Interest income and similar revenues	682,992	1,322,457	1,189,242	887,740	994,124	11.2	19.6
20 Interest expense and similar charges	-324,108	-627,560	-532,970	-383,472	-420,239	17.7	26.8
NET INTEREST INCOME	**358,884**	**694,897**	**656,272**	**504,268**	**573,885**	**5.9**	**14.4**
40 Commission income	166,254	321,913	329,471	273,736	306,817	-2.3	7.4
50 Commission expenses	-12,711	-24,612	-22,110	-16,176	-17,713	11.3	24.8
60 Gains (losses) from financial transactions	4,427	8,571	22,233	80,797	81,565	-61.4	-72.7
30 Dividends and other revenues	20,137	38,991	18,750	49,461	53,245	108.0	-64.8
170 Profit (losses) on investments carried at equity	7,575	14,668	-1,244	-53,984	-58,908	...	-97.9
70 Other operating income	161,308	312,336	245,249	150,237	226,840	27.4	8.1
110 Other operating expenses	-9,720	-18,821	-20,454	-11,521	-20,632	-8.0	-0.9
NON INTEREST INCOME	**337,270**	**653,046**	**571,895**	**472,550**	**571,214**	**14.2**	**0.1**
GROSS OPERATING INCOME	**696,155**	**1,347,943**	**1,228,167**	**976,818**	**1,145,099**	**9.8**	**7.3**
80 Administrative costs	-357,217	-691,669	-632,032	-549,655	-637,243	9.4	-0.8
– Personnel	-225,839	-437,286	-398,143	-355,581	-405,754	9.8	-1.9
– Other administrative costs	-131,378	-254,383	-233,889	-194,074	-231,489	8.8	1.0
90 Depreciation and amortization of intangible and tangible fixed assets	-114,903	-222,483	-189,209	-127,439	-175,358	17.6	7.9
OPERATING COSTS	**-472,120**	**-914,152**	**-821,241**	**-677,094**	**-812,601**	**11.3**	**1.1**
OPERATING INCOME	**224,035**	**433,791**	**406,926**	**299,724**	**332,498**	**6.6**	**22.4**
100 Provisions for risks and charges	-2,908	-5,631	-6,086	-2,751	-7,436	-7.5	-18.2
120 Provisions for loan losses and for guarantees and commitments	-50,370	-97,530	-109,142	-75,404	-96,031	-10.6	13.7
130 Recoveries of loans and reversals of provisions for guarantees and commitments	9,709	18,800	22,081	24,994	30,816	-14.9	-28.3
140 Additional provisions for loan losses	-7,297	-14,128	-10,613	-7,816	-12,385	33.1	-14.3
150 Write-downs to financial fixed assets	-57	-110	-1,756	-2,842	-3,211	-93.7	-45.3
160 Recoveries of financial fixed assets	270	523	54	1,977	1,977	868.5	-97.3
PROVISIONS AND WRITE-DOWNS	**-50,652**	**-98,076**	**-105,462**	**-61,842**	**-86,270**	**-7.0**	**22.2**
180 INCOME FROM ORDINARY ACTIVITIES	**173,383**	**335,715**	**301,464**	**237,882**	**246,228**	**11.4**	**22.4**
190 Extraordinary income	18,996	36,781	24,076	61,893	79,191	52.8	-69.6
200 Extraordinary expenses	-3,585	-6,942	-8,838	-15,401	-16,095	-21.5	-45.1
210 EXTRAORDINARY INCOME, NET	**15,411**	**29,839**	**15,238**	**46,492**	**63,096**	**95.8**	**-75.8**
INCOME BEFORE TAXATION	**188,794**	**365,554**	**316,702**	**284,374**	**309,324**	**15.4**	**2.4**
230 Provisions for merger reserve					-8,200	...	-100.0
240 Income taxes	-97,766	-177,683	-159,877	-156,645	-167,311	11.1	-4.4
250 Minority interests	-967	-1,872	-1,419	-126	-6,210	31.9	-77.1
230 NET INCOME	**90,061**	**185,999**	**155,406**	**127,603**	**127,603**	**19.7**	**21.8**

CONSOLIDATED INCOME STATEMENT *(millions of Italian Lire)*

	2001				2000			
	4th quarter	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
10 Interest income and similar revenues	328,612	322,541	331,472	339,832	348,179	307,369	268,443	265,251
20 Interest expense and similar charges	-144,464	-148,376	-172,433	-162,287	-157,320	-142,911	-125,668	-107,071
NET INTEREST INCOME	**184,148**	**174,165**	**159,039**	**177,545**	**190,859**	**164,458**	**142,775**	**158,180**
40 Commission income	92,253	75,742	72,806	81,112	86,147	80,601	76,606	86,117
50 Commission expenses	-7,334	-5,942	-5,712	-5,624	-6,857	-5,729	-4,431	-5,093
60 Gains (losses) from financial transactions	30,063	-32,276	14,672	-3,888	-20,490	1,896	509	40,318
30 Dividends and other revenues	3,004	454	33,756	1,777	-902	3,042	15,893	717
170 Profits (losses) on investments carried at equity	12,045	-1,866	-1,963	6,452	-17,939	1,802	14,303	590
70 Other operating income	116,477	67,693	64,831	63,335	71,531	59,226	57,603	56,889
110 Other operating expenses	-6,627	-5,733	-3,293	-3,168	-8,501	-6,434	-3,188	-2,331
NON INTEREST INCOME	**239,881**	**98,072**	**175,097**	**139,996**	**102,989**	**134,404**	**157,295**	**177,207**
GROSS OPERATING INCOME	**424,029**	**272,237**	**334,136**	**317,541**	**293,848**	**298,862**	**300,070**	**335,387**
80 Administrative costs	-200,871	-159,369	-171,418	-160,011	-170,115	-154,882	-148,734	-158,301
– Personnel	-122,564	-101,378	-112,156	-101,188	-100,128	-98,920	-100,086	-99,009
– Other administrative costs	-78,307	-57,991	-59,262	-58,823	-69,987	-55,962	-48,648	-59,292
90 Depreciation and amortization of intangible and tangible fixed assets	-62,411	-54,264	-52,909	-52,899	-45,689	-46,980	-48,516	-48,024
OPERATING COSTS	**-263,282**	**-213,633**	**-224,327**	**-212,910**	**-215,804**	**-201,862**	**-197,250**	**-206,325**
OPERATING INCOME	**160,747**	**58,604**	**109,809**	**104,631**	**78,044**	**97,000**	**102,820**	**129,062**
100 Provisions for risks and charges	-430	-1,554	-1,894	-1,753	-3,952	-632	-384	-1,118
120 Provisions for loan losses and for guarantees and commitments	-32,383	-13,105	-30,160	-21,882	-45,614	-16,424	-22,942	-24,162
130 Recoveries of loans and reversals of provisions for guarantees and commitments	6,626	6,094	2,088	3,992	5,074	7,053	4,031	5,923
140 Additional provisions for loan losses	-11,625	-2,503	-	-	-10,613	-	-	-
150 Write-downs to financial fixed assets	-29	-50	-30	-1	-1,719	-	-37	-
160 Recoveries of financial fixed assets	491	32	-	-	46	3	5	-
PROVISIONS AND WRITE-DOWNS	**-37,350**	**-11,086**	**-29,996**	**-19,644**	**-56,778**	**-10,000**	**-19,327**	**-19,357**
180 INCOME FROM ORDINARY ACTIVIT	**123,397**	**47,518**	**79,813**	**84,987**	**21,266**	**87,000**	**83,493**	**109,705**
190 Extraordinary income	5,510	4,093	23,630	3,548	12,006	3,168	5,071	3,831
200 Extraordinary expenses	-1,242	-1,560	-860	-3,280	-1,248	-2,429	-2,122	-3,039
210 EXTRAORDINARY INCOME, NET	**4,268**	**2,533**	**22,770**	**268**	**10,758**	**739**	**2,949**	**792**
INCOME BEFORE TAXATION	**127,665**	**50,051**	**102,583**	**85,255**	**32,024**	**87,739**	**86,442**	**110,497**
230 Changes in reserves for general banki	-	-	-	-	-	-	-	-
240 Income taxes	-62,817	-23,612	-54,678	-36,576	-26,437	-42,718	-38,673	-52,049
250 *Minority interests*	-793	-465	12	-626	-170	-520	-403	-326
260 NET INCOME	**64,055**	**25,974**	**47,917**	**48,053**	**5,417**	**44,501**	**47,366**	**58,122**

The Banca Carige Group at 31st December 2001 was well within the risk indicators fixed by the Bank of Italy and the FITD. Core capital totalled 2,245.1 bn; the amount of core capital destined to cover risks and charges amounted to 1,425.5 bn (2000: 1,235.6 bn), 819.6 bn in excess to requirements.

CORE CAPITAL AND SOLVENCY RATIO *(milions of Italian Lire)*

	31/12/01				
	Euro (K)	Lire (m)	30/09/01	31/12/00	31/12/99
Core capital					
Tier 1 capital	804,285	1,557,313	2,070,681	2,018,502	2,196,900
Ttier 2 capital	405,711	785,567	769,667	-2,176	19,912
items to be deducted	50,518	97,817	96,297	-102,841	374,208
Total capital	1,159,478	2,245,063	2,744,051	1,913,485	1,842,604
Weighted assets					
Credit risk	7,909,034	15,314,025	13,388,750	13,387,425	11,351,850
Market risk	1,094,475	2,119,200	2,766,250	2,058,175	1,013,262
Others	199,101	385,513	385,513	-	-
Total weighted assets	9,202,610	17,818,738	16,540,513	15,445,600	12,365,112
Solvency ratios %					
Tier 1/ Risk credit weighted assets	10.17%	10.17%	15.47%	15.08%	19.35%
Core capital / Credit risk weighted assets	14.66%	14.66%	20.50%	14.29%	16.23%
Tier 1 / Total weighted assets	8.74%	8.74%	12.52%	13.07%	17.77%
Core capital / Total weighted assets	12.60%	12.60%	16.59%	12.39%	14.90%

CHANGES IN NET EQUITY

Consolidated net equity, provisions for risks and charges, and net income derive from those of the parent company, Banca Carige in the following way:

	Net equity		Profit for the year	
	Euro (k)	Lire (m)	Euro (k)	Lire (m)
Banca Carige Balance Sheet at 31/12/2001	**1,441,542**	**2,791,215**	**103,545**	**200,492**
Surpluses to balance sheet value	23,870	46,218	13,358	25,864
Adjustments to allocated gains	-839	-1,624	-839	-1,624
Adjustments on positive differences: consolidation, net equity	-6,885	-13,332	-6,885	-13,332
Effects stemming from items recorded in previous business years	-63,170	-122,314	-	-
Profit (loss) from undertakings valued by the equity method	5,802	11,234	7,575	14,668
Writedowns of adjustments and provisions for tax	251	486	251	486
Writedowns of dividends paid by subsidiaries	-19,642	-38,033	-20,405	-39,509
Others	-695	-1,345	-540	-1,046
Consolidated Balance Sheet at 31/12/2001	**1,380,234**	**2,672,505**	**96,060**	**185,999**

Changes in consolidated net equity from 31/12/00 to 31/12/2001 are a result of the following variations:

	Euro (k)	Lire (m)
Balance at 31/12/2000	**1,346,318**	**2,606,836**
Additional paid in capital used for securitisation transaction	7,349	14,229
Dividends paid for the year	-72,833	-141,025
Changes in reserves for loan losses not pertaining to third parties	2,607	5,047
Changes in reserves from undertakings valued by equity method	701	1,358
Changes in negative difference: net equity, consolidation	15	29
Others	17	32
Consolidated net income	96,060	185,999
Balance at 31/12/2001	**1,380,234**	**2,672,505**

During the year trading in Group company shares consisted exclusively in shares issued by the Group leader, Banca Carige. Trading in the same shares was carried out exclusively by Banca Carige.
Total transactions referred to 4,533,572 shares purchased (book value 45.3 bn; counter-value 84 bn) and 4,196,140 shares sold (book value 42 bn; counter-value 76.3 bn). The counter-value of Carige shares traded represented 4.4% of Banca Carige's share capital.
At the end of the year, the Banca Carige Group held 4,753,182 Banca Carige shares in portfolio for a counter-value of 69.4 bn, of which 2,253,182 shares were held by Banca Carige (42.3 bn) and 2,500,000 shares held by Cassa di Risparmio di Savona (27.1 bn). The Savona bank's shares represent its holding in Banca Carige and were, therefore, not subject to trading during the year.

SUBSIDIARES AND OTHER EQUITY INVESTMENTS

Cassa di Risparmio di Savona, in which Banca Carige has a 95.9% holding, recorded total intermediation activities (direct deposits and indirect deposits) for 2001 of 4,483 bn, 2.1% down on the previous year's figure. In particular, direct deposits amounted to 2,026.8 bn, up 2.6% over 2000. Indirect deposits were down 5.6% in annual terms to 2,456.2 bn. Assets under management totalled 1,323 bn (-3%) whilst assets in custody ended the year with a total of 1,333.2 bn (-8.4%). Lending to customers dropped in total by 2.8% to 1,232.8 bn. Within this aggregate, there were falls in both short-term (-6.2%) and medium/long-term lending (-0.4%). Bad loans increased

1.3%. The securities portfolio of the bank was down 17.9% to 635 bn (2000: 773.3 bn).

Turning to the P&L, net profit totalled 25 bn, a rise of 50.3%. In particular, operating income amounted to 128.8 bn, 3.4% higher than in 2000. Within this aggregate, net interest income rose 5.3% over 2000 and service-generated revenues amounted to 46 bn, similar to levels recorded the previous year. Provisions and writedowns fell significantly from 11.6 bn in 2000 to 3 bn. Extraordinary income recorded a 5.3% increase over 2000 to 2.9 bn. This result stems from the sale of a branch in the city of Savona (1.5 bn). Extraordinary charges totalled 1 bn in incentives for retirement paid to those eligible for retirement. After tax (18.9 bn), net profit was 25 bn (+50.3%).

CASSA DI RISPARMIO DI SAVONA *(billions of Italian Lire)*

	31/12/01		30/9/01	31/12/00	31/12/99	Change %	
	Euro (m)					2001	2000
BALANCE SHEET							
Total assets	1,329.9	2,575.1	2,616.1	2,554.2	2,498.8	0.8	2.2
Direct deposits (a)	1,046.8	2,026.8	2,026.7	1,976.0	1,969.1	2.6	0.4
Indirect deposits (b)	1,268.5	2,456.2	2,441.1	2,601.0	2,446.7	-5.6	6.3
- Assets under management	683.3	1,323.0	1,291.5	1,363.4	1,391.8	-3.0	-2.0
- Assets in custody	585.2	1,133.2	1,149.6	1,237.6	1,054.9	-8.4	17.3
Total Financial Intermediation Activities (TFIA) (a+b)	2,315.4	4,483.0	4,467.8	4,577.0	4,415.8	-2.1	3.7
Loans to customers (1)	636.7	1,232.8	1,224.0	1,267.9	1,188.3	-2.8	6.7
Securities	328.0	635.0	677.5	773.3	767.2	-17.9	0.8
Shareholders' equity (2)	164.5	318.6	318.5	316.6	310.0	0.6	2.1
INCOME STATEMENT							
Operating Income	22.7	44.0	33.3	39.7	34.5	10.9	15.2
Income from Orinary Activities	21.2	41.0	34.8	28.1	14.0	45.8	101.4
Income before Taxation	22.7	43.9	35.4	30.9	28.7	42.3	7.5
Net income	12.9	25.0	20.4	16.6	11.1	50.6	49.5
RESOURCES							
Number of branches	43	43	43	46	46	-6.5	0.0
Number of employees	426	426	411	444	460	-4.1	-3.5

(1) Gross of allowance for credit risks.

(2) Including reserves for general banking risks and excluding profits and losses carried forward.

Total funds collected **by *Banca del Monte di Lucca*** reached 993.3 bn, an increase of 4.4%. This increase was due to a 14.2% in direct deposits whilst indirect deposits fell 3.3%. Direct deposits totalled 475.4 bn: short-term deposits recorded a rise of 11.5% and medium/long-term deposits increased 21.7%. Indirect deposits ended the year at 517.8 bn, down 3.3%. Within this aggregate, asset management ended the year at 128.6 bn (-6.1%). The value of assets in custody fell 2.4%.

Customer lending rose 11.2%, pushed particularly by a 21.2% rose in medium/long-term lending. Short-term solutions fell 9.2%. The bank's total risk aggregates amounted to 39.5 bn, up 11.5% over 2000. The value of the securities portfolio continued to grow: up 38.4% to 103.8 bn.

Net profit totalled 1.7 bn (2000: 1.4 bn). Net interest income increased 11.2% to 21.6 bn as a result of increased volumes in customer lending and reduced borrowing charges. Service-generated income ended the year at 9.9 bn, 12.7% down on 2000. This aggregate felt the effects of negative results recorded by financial markets during the year. Operating costs amounted to 26.6 bn, an increase of 5.5% over 2000. Extraordinary income, net was 1 bn. Income tax for the year was 1.9 bn. Net profit was 1.7 bn in comparison to 1.4 bn in 2000.

BANCA DEL MONTE DI LUCCA *(billions of Italian Lire)*

	31/12/01 Euro (m)	31/12/01	30/9/01	31/12/00	31/12/99	Change % 2001	Change % 2000
BALANCE SHEET							
Total assets	346.7	671.4	606.8	561.0	598.8	19.7	-6.3
Direct deposits (a)	245.5	475.4	448.0	416.2	465.3	14.2	-10.5
Indirect deposits (b)	267.4	517.8	498.1	535.6	547.5	-3.3	-2.2
- Assets under management	66.4	128.6	117.5	137.0	138.6	-6.1	-1.2
- Assets in custody	201.0	389.2	380.6	398.6	408.9	-2.4	-2.5
Total Financial Intermediation Activities (TFIA) (a+b)	512.9	993.2	946.1	951.8	1,012.8	4.3	-6.0
Loans to customers (1)	236.6	458.2	435.3	412.1	366.4	11.2	12.5
Securities	53.6	103.8	95.9	75.0	104.4	38.4	-28.1
Shareholders' equity (2)	23.6	45.6	45.6	45.4	44.9	0.4	1.1
INCOME STATEMENT							
Operating Income	2.5	4.9	2.5	5.6	4.0	-12.0	39.4
Income from Orinary Activities	1.4	2.6	1.9	3.8	0.5	-30.4	605.8
Income before Taxation	1.9	3.6	1.8	3.8	3.3	-5.0	16.4
Net income	0.9	1.7	0.4	1.4	1.2	17.2	18.6
RESOURCES							
Number of branches	15	15	14	13	11	15.4	18.2
Number of employees	143	143	142	145	135	-1.4	7.4

(1) Gross of allowance for credit risks.

(2) Including reserves for general banking risks and excluding profits and losses carried forward.

Ligure Leasing, a fully owned subsidiary of Cassa di Risparmio di Savona, ended the year with a net profit of 0.5 bn (2000: 0.1 bn). Net revenues from leasing activities were down 10.3% to 9.8 bn whilst interest charges rose 8% to 5.5 bn. The balance between operating revenues and costs for 2001 was negative. Operating costs were down 12.3% to 3.2 bn, net provisions to funds were down 55.6% and income tax was more than halved (-52.2%).

Lease assets rose 5.1% to 136.1 bn. Parallel to an increase in leasing revenues, there was a fall in non-performing contracts from 18.3 bn in 2000 to 17.6 bn at 31st December 2001. As a result, the ratio between non-performing contracts and leased immovables dropped from 14% in 2000 to 12.9% in 2001.

Net profit for ***Galeazzo Srl*** rose 0.2 bn to 0.6 bn at 31712/01. During the year, the company sold several properties for 0.8 bn. The value of the company's property assets dropped from 3.4 bn in 2000 to 2.5 bn in 2001.

Columbus Carige Immobiliare closed the year with a net loss of 1.8 bn. As for 2000, this result stemmed from the purchase of property destined to be re-sold as part of credit recovery activity carried out on the part of the Group with the subsequent temporary increase in debt exposure and related charges regarding Banca Carige. The company's total exposure with regards to the Group leader rose to almost 45.8 bn (20.5 bn of which in the form of mortgages). Related interest charges totalled 2.7 bn. Rteal estate rose 3.6% in value to 40.7 bn at 31/12/01.

Immobiliare Ettore Vernazza ended the year with a net profit of 1.8 bn, unchanged over 2000. The value of property owned was 5.9 bn. There was a favourable outcome to the question of the department store group, La Rinascente's transfer from its present premises in Genoa. La Rinascente has made it known that it intends to renew its lease until 2018.

Immobilare Carisa, a fully owned subsidiary of Cassa di Risparmio di Savona, recorded a net loss for the year of 0.1 bn principally due to mortgage interest charges payable to Cassa di Risparmio di Savona (0.3 bn).

Credito Fiduciario saw its year-end profit down 25.2% in comparison to the figure recorded at the end of 2000. Net financial margins were down (-5.2%) as were the company's operating margins (-30.8%). Operating costs were stable. The P&L results reflect the turbulence recorded on financial markets; in such conditions clients are less prepared to carry out substantial changes to their portfolios with the subsequent loss of commission revenues for the manager.

Argo Finance One is the special purpose vehicle set up as part of the securitisation of a part of Banca Carige's bad loans portfolio at the end of 2000. In relation to the credits sold, the company issued three classes of bonds: A (senior) for 40 m €,B (mezzanine) for 70 m € and C (junior) for 56.5 m €. During 2001, Argo Finance One was incorporated into the Banca Carige Group after the purchase on the part of Banca Carige of a 60% holding in the company. The company's activities are carried out by Banca Carige in the form of existing service contracts. Takings for the year totalled 65.5 bn, in line with the collection flows programmed as part of the transaction.

CARIGE INSURANCE GROUP *(billions of Italian Lire)*

	31/12/01 Euro (m)	31/12/01	30/9/01	31/12/00	31/12/99	Change % 2001	Change % 2000
Levante Norditalia SpA							
Total premiums *(millions of Italian Lire)*	517,924	1,002,841	774,309	1,089,695	1,101,031	-8.0	-1.0
Damages paid out *(millions of Italian Lire) (1)*	449,527	870,406	624,256	900,623	848,517	-3.4	6.1
Personnel	358	358	359	359	374	-0.3	-4.0
Outlets	482	482	505	558	646	-13.6	-13.6
Carige Vita Nuova SpA							
Total premiums *(millions of Italian Lire)*	150,488	291,386	172,463	418,069	295,900	-30.3	41.3
Damages paid out *(millions of Italian Lire) (1)*	63,324	122,612	90,628	123,382	70,101	-0.6	76.0
Personnel	50	50	50	46	39	8.7	17.9
Outlets	352	352	369	418	482	-15.8	-13.3
Total Carige Group							
Total premiums *(millions of Italian Lire)*	668,412	1,294,227	946,772	1,507,764	1,396,931	-14.2	7.9
Damages paid out *(millions of Italian Lire) (1)*	512,851	993,018	714,884	1,024,005	918,618	-3.0	11.5
Personnel	408	408	409	405	413	0.7	-1.9
Outlets	482	482	505	558	646	-13.6	-13.6

(1) Caption is related to damages paid out during the year.

Overall premiums collected by the **Group's insurance companies,** *Levante Norditalia* and *Carige Vita Nuova,* amounted to 1,294.2 bn, 14.2% down over 2000. Claims settled totalled 993 bn (-3%). The number of the companies' employees was 3 up over 2000 at 408. Re-organisation of the companies' distribution network continued and with it the closure of 76 insurance offices bringing the total to 482.

Levante Norditalia, the Group's accident insurance company, carried out a qualitative analysis of its customer portfolio that achieved improvements in the product mix between third party and non-third party. In brief, a reduction in the weight of third party motor insurance (-13.2% in premiums collected) was matched by greater emphasis on the non-motor segment (+11.8% in premiums collected). The product mix at the end of the year was as follows: third-party motor insurance: 65.7% of the portfolio(2000: 69.6%); non-motor: 34.3%.

This overhaul in the company's portfolio meant, on one hand, a reduction in premiums issued (-8%) to 1,002.8 bn, and, on the other, a qualitative improvement in claims with a 17.7% fall in the numbered of claims received and a 3.4% reduction in damages paid. As a result, the ratio between claims and motor insurance premiums dropped from 85% to 77%. The settlement of claims continued to be rapid with 71.1% of claims settled during the year in comparison to 69.5% in 2000. There was a further drop in the frequency of third-party claims from 13.6 to 12. Net profit amounted to 0.7 bn, an increase of 22.2% over 2000 (0.6 bn).

Turning to the company's product range, during the third quarter, Norditalia launched its 'Famiglia Assicurata' family and house insurance package distributed by the Banca Carige branch network.

Carige Vita Nuova closed the year with a net profit of 413 million. The negative performance recorded by securities markets had an effect on the placement of unit linked products which, during 2000, had played an important role in the company's results. Customers tended to opt for policies guaranteeing a capital returns often combined with low returns. Also Carige Vita Nuova introduced two products with these characteristics: during the third quarter 'Risparmio Assicurato – Linea Garantita' was put on the market so extending the Group's bancassurance product range. From March 2002 onwards, a new generation policy, 'Carige Index' will provide customers with both the certainty of a capital return with a guaranteed minimum return and the possibility of higher earnings in favourable market conditions. During the year a policy of a principally social security/pension nature was launched, for the time being for distribution over the counters of the company's insurance offices.

Total premiums issued during the year amounted to 291.4 bn (-30.3%); amounts collected via the offices of Carige Vita Nuova remained unchanged over 2000 (102.4 bn; +0.2%) whilst there was a 40.2% drop in amounts collected through banking channels. Life assurance product distribution via the banking channel was down in 2001 from 75.6% in 2000 to 64.9%.

Amounts paid remained stable at 122.6 bn (-0.6 bn). The fall in the amount of premiums collected meant that there was an increase in the share represented by costs, these by generally of a fixed nature and not related to changes in production. Management costs accounted for 10.2% of premiums (2000: 8%), also as a result of extraordinary costs related to the changeover to the euro.

Staff numbers rose from 46 to 50; rationalisation of the network of insurance offices continued and the number of offices fell from 418 to 352.

THE CHANGEOVER TO THE EURO

On 1st January 2002 the transition to a single European currency was completed with the introduction of the euro and the definitive replacement of individual currencies within the EMU in the first months of the year. Banca Carige's information systems had been reviewed and upgraded in preparation for the changeover over the course of several years. Subsequently, the changeover to the year 2000 was substantially problem free, with the considerable cost savings this achieved.

The introduction of the euro was addressed by the Group leader by means of a two-phase action plan. Phase one (1/1/99 - 31/12/01) handled the transition period leading up to the launch of the new currency by means of a review of the Bank's information technology system and replacement of software where necessary. The second phase handled the conversion into euro of the IT&C systems of the Bank in preparation for the introduction of the euro as legal tender on 1st January 2002.

The procedures described above were carried out also for the Group's banking subsidiaries, Cassa di Risparmio di Savona and Banca del Monte di Lucca, whose information systems were replaced by those of the Group leader during the year.

The investments made to complete the transition were estimated in the order of 21.5 bn for the period 1998-2002, of which 11.3 bn was spent in 1998, 4 bn in 1999 and 1 bn in 2000. Further investments of 11.5 bn were made during 2001, of which 6 bn for software and 5.5 bn in staff-related costs. A further 0.1 bn was needed for upgrading related to Cassa di Risparmio di Savona and Banca del Monte di Lucca. The insurance companies invested a total of 2.1 bn during the year (Carige Vita Nuova: 1.3 bn; Levante Norditalia: 0.8 bn).

SIGNIFICANT EVENTS AFTER 31ST DECEMBER 2001

A new unit linked multibrand life insurance product, 'Gestilink Plus', was available to customers from 21st January 2002. Subscribers' premiums, after commissions, are invested in top rank international mutual funds and unit trusts. Carige Vita Nuova has also developed new index linked policies under the 'Carige Index' brand. The products provide customers with a yield based on the performances of share indexes, mutual investment funds, and national and international blue chips.

The Extraordinary Shareholders' Meeting of 31st January deliberated its approval of attributing to each shareholder the right to convert up to 25% of the ordinary shares in his/her possession into savings shares. The necessary changes to the Bank's By-laws were also approved.

On 26th March 2002, the Cassa di Risparmio di Genova e Imperia Foundation deliberated the sale of a further 4% of its holding in Banca Carige. Of this capital, 2% will be destined to the German partner Westdeutsche Landesbank Girozentrale AG and 2% will be placed with retail investors.

The gradual transfer of management functions of Cassa di Risparmio di Savona to Banca Carige agreed by the Board of Directors of Banca Carige in June 2001 was completed in January with the Savona bank becoming with all effects a network bank from 14th January 2002.

On 2nd January, Banca del Monte di Lucca launched its private banking service from its head offices in Lucca.

The Extraordinary Shareholders' Meeting of Levante Norditalia on 28th January approved a free share capital increase from € 85,370,490 to 85,434,000 € and a paid increase from 85,434,000 € to 102,520,800 €, in addition to a further subordinated loan issue of 10 million €.

With regards to the securitisation of bad loans carried out by Argo Finance One in December 2000, the rating agency Fitch raised its evaluation of the class A senior bonds (maturity 2020) from AA to AAA; the rating of the B class (mezzanine) was confirmed at AA-.

In the first quarter the following new Carige branch outlets became fully operational: Rome-city branch no. 7 on 15/1/02; Nuoro in Sardinia on 28/1/02; Genoa- city branch no. 86 on 25/2/02, city branch 53 on 18/3/02. The Bank's Genoa city branch number 54 was transferred to the new Fiumara Shopping complex. On 18th February a branch of Cassa di Risparmio di Savona was opened in Bra. Networks of personal banking advisors began operations in Rome (15/1/02) and Bologna (25/2/02).

The Bank instituted a desk in the representative office of the Liguria region in Brussels. The desk will provide support for the Group and its customers in their relations with the European Community, in particular in the area of community funding.

In the first quarter of 2002, staff levels of the Banca Carige Group rose by 26 bringing the total to 4,538 employees.

Genoa, 28th March 2002

The Board of Directors

CONSOLIDATED FINANCIAL STATEMENTS AT 31/12/2001

CONSOLIDATED BALANCE SHEET

ASSETS *(millions of Italian Lire)*	31/12/01	31/12/00	Change % 2001	Change % 2000
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	360,688	251,475	43.4	55.8
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	1,116,777	1,248,717	- 10.6	- 33.7
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	2,260,881	1,920,190	17.7	52.0
(a) repayable on demand	599,400	1,025,870	- 41.6	....
(b) other loans and advances	1,661,481	894,320	85.8	- 8.6
40 - LOANS AND ADVANCES TO CUSTOMERS	14,955,163	13,599,435	10.0	24.6
including:				
– loans using funds managed on behalf of third parties	365	308	18.5	65.6
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	4,116,442	4,255,826	- 3.3	48.3
(a) issued by public bodies	2,148,074	2,477,541	- 13.3	51.3
(b) issued by banks	1,244,645	1,094,490	13.7	63.7
including:				
– own securities	106,061	136,854	- 22.5	31.5
(c) issued by financial institutions	508,079	493,935	2.9	75.7
including:				
– own securities	-	-	-	-
(d) issued by others	215,644	189,860	13.6	- 33.0
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	189,634	284,992	- 33.5	3.0
70 - EQUITY INVESTMENTS	188,507	178,891	5.4	- 58.6
a) carried at equity	119,496	111,073	7.6	- 70.2
b) others	69,011	67,818	1.8	15.3
80 - INVESTMENTS IN GROUP COMPANIES	250,554	253,678	- 1.2	27.5
a) carried at equity	250,544	253,678	- 1.2	27.5
b) others	-	-	-	-
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	182,391	192,922	...	...
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	29,739	32,549	- 8.6	- 78.1
110 - INTANGIBLE FIXED ASSETS	693,573	166,405	...	...
including:				
– start-up costs	6,098	8,871	- 31.3	- 32.1
– goodwill	640,735	123,216	...	...
120 - TANGIBLE FIXED ASSETS	1,555,301	1,330,363	16.9	27.9
140 - OWN SHARES	69,380	61,227	13.3	...
(nominal value: Lit.44,157)				
150 - OTHER ASSETS	893,136	807,827	10.6	2.3
160 - ACCRUED INCOME AND PREPAID EXPENSES:	192,554	202,658	- 5.0	42.6
(a) accrued income	174,874	189,950	- 7.9	40.4
(b) prepaid expenses	17,680	12,708	39.1	88.0
including:				
– discount on bonds issued	4,181	2,398	74.4	64.8
TOTAL ASSETS	27,054,720	24,787,155	9.1	22.3

LIABILITIES AND STOCKHOLDERS' EQUITY

(millions of Italian Lire)	31/12/01	31/12/00	Change % 2001	Change % 2000
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	2,786,722	4,285,770	- 35.0	41.6
(a) repayable on demand	166,599	302,136	- 44.9	...
(b) with agreed maturity dates or periods of notice	2,620,123	3,983,634	- 34.2	33.6
20 - AMOUNTS OWED TO CUSTOMERS:	11,304,237	9,702,318	16.5	25.5
(a) repayable on demand	10,085,403	8,544,390	18.0	20.1
(b) with agreed maturity dates or periods of notice	1,218,834	1,157,928	5.3	88.8
30 - DEBTS EVIDENCED BY CERTIFICATES:	6,852,607	6,041,858	13.4	19.5
(a) bonds	5,699,303	4,836,933	17.8	25.7
(b) certificates of deposits	997,292	1,047,302	- 4.8	- 5.7
(c) other	156,012	157,623	- 1.0	64.1
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	577	450	28.2	1.1
50 - OTHER LIABILITIES	1,324,625	827,962	60.0	17.3
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	269,913	301,683	- 10.5	46.9
(a) accrued expenses	184,316	227,987	- 19.2	45.8
(b) deferred income	85,597	73,696	16.1	50.5
70 - RESERVE FOR TERMINATION INDEMNITIES	173,512	160,063	8.4	32.6
80 - RESERVES FOR RISKS AND CHARGES	859,679	824,581	4.3	7.4
(a) reserves for pensions and similar commitments	589,129	588,343	0.1	2.3
(b) reserves for taxation	203,352	179,101	13.5	5.7
(c) consolidation reserves for future risks and charges	-	-	-	-
(d) other reserves	67,198	57,137	17.6	...
90 - RESERVES FOR LOAN LOSSES	12,988	7,941	63.6	58.8
100 - RESERVES FOR GENERAL BANKING RISKS	10,000	10,000	-	-
130 - NEGATIVE DIFFERENCE ARISING FROM	774,508	-	...	-
APPLICATION OF THE EQUITY METHOD	3,863	3,834	0.8	43.8
140 - MINORITY INTERESTS	35,835	35,634	0.6	43.3
150 - CAPITAL STOCK	1,970,173	1,970,173	-	-
160 - ADDITIONAL PAID-IN CAPITAL	255,597	241,368	5.9	- 19.3
170 - RESERVES	218,298	202,527	7.8	- 4.0
(a) legal reserve	90,065	71,448	26.1	34.3
(b) reserve for purchase of treasury stock	69,380	61,227	13.3	...
(c) statutory reserves	-	-	-	-
(d) other reserves	58,853	69,852	- 15.7	- 52.8
180 - REVALUATION RESERVES	15,587	15,587	-	-
200 - NET INCOME	185,999	155,406	19.7	21.8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**27,054,720**	**24,787,155**	**9.1**	**22.3**

GUARANTEES AND COMMITMENTS

10 - GUARANTEES GIVEN	2,502,478	2,283,784	9.6	24.4
including:				
– acceptances	18,421	8,544	...	- 45.1
– other guarantees	2,484,057	2,275,240	9.2	25.0
20 - COMMITMENTS	1,275,140	1,610,573	- 20.8	93.6
including:				
– repurchase agreements	-	-	-	-

(millions of Italian Lire)	2001	2000	Change % 2001	Change % 2000
10 - INTEREST INCOME AND SIMILAR REVENUES	1,322,457	1,189,242	11.2	34.0
including:				
– loans and advances to customers	981,573	861,797	13.9	37.3
– fixed-income securities	285,117	270,917	5.2	29.6
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 627,560	- 532,970	17.7	39.0
including:				...
– amounts owed to customers	- 166,681	- 138,141	20.7	65.9
– securities issued	- 285,048	- 233,939	21.8	36.4
30 - DIVIDENDS AND OTHER REVENUES:	38,991	18,750	108.0	- 62.1
(a) from shares, quotas and other equity securities	5,659	3,998	41.5	- 30.9
(b) from equity investments	19,846	13,724	44.6	- 68.1
(c) from equity investments in group companies	13,486	1,028	...	56.5
40 - COMMISSION INCOME	321,913	329,471	- 2.3	20.4
50 - COMMISSION EXPENSES	- 24,612	- 22,110	11.3	36.7
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	8,571	22,233	- 61.4	- 72.5
70 - OTHER OPERATING INCOME	312,336	245,249	27.4	63.2
80 - ADMINISTRATIVE COSTS:	- 691,669	- 632,032	9.4	15.0
(a) personnel	- 437,286	- 398,143	9.8	12.0
including:				...
– wages and salaries	- 269,592	- 250,859	7.5	7.3
– social security costs	- 75,769	- 67,780	11.8	- 0.6
– termination indemnities	- 21,431	- 21,304	0.6	23.1
– pensions and similar commitments	- 25,457	- 23,417	8.7	6.9
(b) other administrative costs	- 254,383	- 233,889	8.8	20.5
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 222,483	- 189,209	17.6	48.5
100 - PROVISIONS FOR RISKS AND CHARGES	- 5,631	- 6,086	- 7.5	...
110 - OTHER OPERATING EXPENSES	- 18,821	- 20,454	- 8.0	77.5
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 97,530	- 109,142	- 10.6	44.7
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	18,800	22,081	- 14.9	- 11.7
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 14,128	- 10,613	33.1	35.8
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 110	- 1,756	- 93.7	- 38.2
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	523	54	...	- 97.3
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	14,668	- 1,244	...	- 97.7
180 - INCOME FROM ORDINARY ACTIVITIES	335,715	301,464	11.4	26.7
190 - EXTRAORDINARY INCOME	36,781	24,076	52.8	- 61.1
200 - EXTRAORDINARY EXPENSES	- 6,942	- 8,838	- 21.5	- 42.6
210 - EXTRAORDINARY INCOME, NET	29,839	15,238	95.8	- 67.2
240 - INCOME TAXES	- 177,683	- 159,877	11.1	2.1
250 - MINORITY INTERESTS	- 1,872	- 1,419	31.9	...
260 - NET INCOME	185,999	155,406	19.7	21.8

CONSOLIDATED FINANCIAL STATEMENTS AT 31/12/01 IN EURO

The accounts for the year are expressed in euro with translation rates being those in effect from 1/1/99, in line with CONSOB Reccommendation no. 98083971.
The Bank's share capital has yet to be converted into euro.

ASSETS

(thousand of Euro)	31/12/01	31/12/00	Change % 2001
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	186,280	129,876	43.4
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	576,767	644,909	- 10.6
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,167,647	991,694	17.7
(a) repayable on demand	309,564	529,817	- 41.6
(b) other loans and advances	858,083	461,877	85.8
40 - LOANS AND ADVANCES TO CUSTOMERS	7,723,697	7,023,522	10.0
including:			
– loans using funds managed on behalf of third parties	188	159	18.2
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	2,125,965	2,197,951	- 3.3
(a) issued by public bodies	1,109,388	1,279,543	- 13.3
(b) issued by banks	642,805	565,257	13.7
including:			
– own securities	54,776	70,679	- 22.5
(c) issued by financial institutions	262,401	255,096	2.9
including:			
– own securities	-	-	...
(d) issued by others	111,371	98,055	13.6
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	97,938	147,186	- 33.5
70 - EQUITY INVESTMENTS	97,356	92,389	5.4
a) carried at equity	61,715	57,364	7.6
b) others	35,641	35,025	1.8
80 - INVESTMENTS IN GROUP COMPANIES	129,400	131,014	- 1.2
a) carried at equity	129,400	131,014	- 1.2
b) others	-	-	...
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	94,197	99,636	- 5.5
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	15,359	16,810	- 8.6
110 - INTANGIBLE FIXED ASSETS	358,201	85,941	...
including:			
– start-up costs	3,149	4,581	- 31.3
– goodwill	330,912	63,636	...
120 - TANGIBLE FIXED ASSETS	803,246	687,075	16.9
140 - OWN SHARES	35,832	31,621	13.3
(nominal value: 22,805)			
150 - OTHER ASSETS	461,266	417,209	10.6
160 - ACCRUED INCOME AND PREPAID EXPENSES:	99,446	104,664	- 5.0
(a) accrued income	90,315	98,101	- 7.9
(b) prepaid expenses	9,131	6,563	39.1
including:			
– discount on bonds issued	2,159	1,239	74.3
TOTAL ASSETS	**13,972,597**	**12,801,497**	**9.1**

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousand of Euro)	31/12/01	31/12/00	Change % 2001
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,439,221	2,213,415	- 35.0
(a) repayable on demand	86,041	156,040	- 44.9
(b) with agreed maturity dates or periods of notice	1,353,180	2,057,375	- 34.2
20 - AMOUNTS OWED TO CUSTOMERS:	5,838,151	5,010,829	16.5
(a) repayable on demand	5,208,676	4,412,809	18.0
(b) with agreed maturity dates or periods of notice	629,475	598,020	5.3
30 - DEBTS EVIDENCED BY CERTIFICATES:	3,539,076	3,120,359	13.4
(a) bonds	2,943,444	2,498,067	17.8
(b) certificates of deposits	515,059	540,886	- 4.8
(c) other	80,573	81,406	- 1.0
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	298	232	28.4
50 - OTHER LIABILITIES	684,111	427,606	60.0
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	139,398	155,807	- 10.5
(a) accrued expenses	95,191	117,746	- 19.2
(b) deferred income	44,207	38,061	16.1
70 - RESERVE FOR TERMINATION INDEMNITIES	89,611	82,665	8.4
80 - RESERVES FOR RISKS AND CHARGES	443,988	425,861	4.3
(a) reserves for pensions and similar commitments	304,260	303,854	0.1
(b) reserves for taxation	105,023	92,498	13.5
(c) consolidation reserves for future risks and charges	-	-	...
(d) other reserves	34,705	29,509	17.6
90 - RESERVES FOR LOAN LOSSES	6,708	4,101	63.6
100 - RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-
110 - SUBORDINATED LOANS	400,000	-	...
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	1,995	1,980	0.8
140 - MINORITY INTERESTS	18,507	18,404	0.6
150 - CAPITAL STOCK	1,017,510	1,017,510	-
160 - ADDITIONAL PAID-IN CAPITAL	132,005	124,656	5.9
170 - RESERVES	112,742	104,596	7.8
(a) legal reserve	46,515	36,900	26.1
(b) reserve for purchase of treasury stock	35,832	31,621	13.3
(c) statutory reserves	-	-	...
(d) other reserves	30,395	36,075	- 15.7
180 - REVALUATION RESERVES	8,050	8,050	-
200 - NET INCOME	96,061	80,261	19.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**13,972,597**	**12,801,497**	**9.1**

GUARANTEES AND COMMITMENTS

10 - GUARANTEES GIVEN	1,292,422	1,179,476	9.6
including:			
– acceptances	9,514	4,413	...
– other guarantees	1,284,953	1,175,063	9.4
20 - COMMITMENTS	658,555	831,791	- 20.8
including:			
– repurchase agreements	-	-	...

(thousand of Euro)	2001	2000	Change % 2001
10 - INTEREST INCOME AND SIMILAR REVENUES	682,992	614,192	11.2
including:			
– loans and advances to customers	506,940	445,081	13.9
– fixed-income securities	147,251	139,917	5.2
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 324,108	- 275,256	17.7
including:			
– amounts owed to customers	- 86,084	- 71,344	20.7
– securities issued	- 147,215	- 120,820	21.8
30 - DIVIDENDS AND OTHER REVENUES:	20,137	9,684	...
(a) from shares, quotas and other equity securities	2,923	2,065	41.5
(b) from equity investments	10,249	7,088	44.6
(c) from equity investments in group companies	6,965	531	...
40 - COMMISSION INCOME	166,254	170,157	- 2.3
50 - COMMISSION EXPENSES	- 12,711	- 11,419	11.3
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	4,427	11,482	- 61.4
70 - OTHER OPERATING INCOME	161,308	126,660	27.4
80 - ADMINISTRATIVE COSTS:	- 357,217	- 326,418	9.4
(a) personnel	- 225,839	- 205,624	9.8
including:			
– wages and salaries	- 139,232	- 129,558	7.5
– social security costs	- 39,131	- 35,005	11.8
– termination indemnities	- 11,068	- 11,003	0.6
– pensions and similar commitments	- 13,147	- 12,094	8.7
(b) other administrative costs	- 131,378	- 120,794	8.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 114,903	- 97,718	17.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 2,908	- 3,143	- 7.5
110 - OTHER OPERATING EXPENSES	- 9,720	- 10,563	- 8.0
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 50,370	- 56,367	- 10.6
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	9,709	11,404	- 14.9
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 7,296	- 5,481	33.1
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 57	- 907	- 93.7
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	270	28	...
170- PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	7,575	- 642	...
180 - INCOME FROM ORDINARY ACTIVITIES	173,382	155,693	11.4
190 - EXTRAORDINARY INCOME	18,997	12,434	52.8
200 - EXTRAORDINARY EXPENSES	- 3,585	- 4,564	- 21.5
210 - EXTRAORDINARY INCOME, NET	15,412	7,870	95.8
240 - INCOME TAXES	- 91,766	- 82,569	11.1
250 - MINORITY INTERESTS	- 967	- 733	31.9
260 - NET INCOME	96,061	80,261	19.7

CONSOLIDATE EXPLANATORY NOTES

INTRODUCTION

These financial statements have been prepared in compliance with Legislative decree 87/92 and the Bank of Italy provision dated 30/7/92 and subsequent modifications.
The Balance Sheet and Income Statement show amounts in millions of Italian lire. Comparison is made to the business year ending 31/12/00. Captions which show no amounts in the balance sheets of the periods under examination have not been entered.
For the reader's benefit, amounts are also expressed in thousands of euro applying the lira/euro translation rate in force from 1/1/99 as requested by Consob recommendation no. 98083971 of 26/10/98.
In the explanatory notes, amounts are expressed in millions of Italian lire, unless otherwise stated. Captions which show no amounts for the periods under examination have been omitted. Further information not foreseen by the above-mentioned regulations and provisions has been supplied where judged appropriate.

Purchase of 61 branches from the IntesaBci Group

During the year, the Group leader, Banca Carige purchased 61 branches from the IntesaBci Group.
The value of assets purchased at 1/10/01 are as follows:

Customer loans	986.8 bn
Customer deposits	886.5 bn
Securities issued	108.5 bn

Indirect deposits amounted to 1,600 bn.

During the year in accordance with the Bank of Italy's ruling no. 32 of 8th March 2000, four branches located in the province of Savona were sold to Banca di San Giorgio, three of which belonged to the Banca Carige network and one to Cassa di Risparmio di Savona.
The value of the assets sold were as follows:

Customer loans	12.7 bn
Customer deposits	35.5 bn
Securities issued	4.2 bn

Indirect deposits amounted to around 89 bn.

Valuation of assets and liabilities expressed in other EMU countries' currencies

At 31st December 1998, assets, excluding equity investments, liabilities and off-balance sheet transactions are expressed in the currencies of the EMU-member countries or indexed to the same in accordance with the relevant areas of article 21, Legislative decree 213/98, applying the exchange translation rates fixed at 31/12/98 and pursuant to articles 4 and 5 of Community regulation no. 1103/97.
Non substantial positive and negative exchange translation differentials are recorded at caption 60 " Gains (losses) from financial transactions".
Equity investments in currencies of EMU-member countries or indexed to the same were evaluated in accordance with the relevant areas of article 21, Legislative decree 213/98, applying the rate in force at the time of purchase. The holding in Frankfurter Bankgesellschaft AG (previously Bankenunion AG), however, was evaluated according to the equity method with the exchange-rate conversion being that foreseen by the above-mentioned Legislative decree 213/98.
At 31/12/01, positive exchange translation differentials relating to equity investments not recorded at caption 60 amounted to Lit. 20 million. These equity investments (excluding Frankfurter Bankgesellschaft AG) are expressed in the currencies of the EMU-member countries or indexed to the same in accordance with the relevant areas of article 21, Legislative decree 213/98, applying the rate in force at the time of purchase.

Basis of consolidation

The Consolidated Financial Statements contains financial data relative to Banca Carige and all its subsidiaries operating directly or indirectly in banking, financial and non-financial services.
The following companies were fully consolidated:

Company	Activity	Equity ratio %
Galeazzo Srl	real estate	100.000
Columbus Carige SpA	real estate	100.000
Immobiliare E. Vernazza SpA	real estate	100.000
Ligure Leasing SpA	finance	95.901
Cassa di Risparmio di Savona SpA	bank	95.901
Immobiliare Cariso SrL	Real estate	95.901
Centro fiduciario SpA	Trust company	90.460
Banca del Monte di Lucca SpA	bank	51.000

The following companies were accounted for by the equity method:

Company	Activity	Equity ratio %
Carige Vita Nuova SpA	insurance	92.809
Levante Norditalia Assicurazioni SpA	insurance	87.014
Frankfurter Bankgesellschaft AG	banking	47.500
Autostrada dei Fiori SpA	other	20.456
Eptaconsors SpA	finance	20.240

The consolidation of Levante Norditalia Assicurazioni and Carige Vita Nuova was carried out by applying the equity method in the light of the nature of insurance companies' activities and, subsequently, their financial statements.

Statements referred to

The consolidated balance sheet was prepared by using the financial statements of the consolidated companies reclassified and adjusted to conform to regulations in force and the Group's accounting principles.

Statements in foreign currency

Statements in foreign currency are those pertaining exclusively to companies evaluated according to the equity method and are expressed either in Italian lira or euro. Therefore, no exchange-rate translation differences appeared at 31/12/01.

Reference date

Financial data from those statements used for consolidation are as at 31/12/01. The accounting of the associated companies under the equity method makes reference to the most recently approved balance sheet.

Consolidation principles

Subsidiaries, excluding those operating in insurance, are fully consolidated. Therefore, assets, liabilities, off-balance sheet items as well as receivables and payables are included. The insurance companies were accounted for under the equity method.
Consolidated holdings in subsidiaries are offset by the corresponding proportion of the subsidiaries' carrying value of net assets recorded in the consolidated statement for the first time. In the event of differences emerging, these are put down to the subsidiaries' assets and liabilities. Differences for the year resulting from consolidation pertaining to third parties are recorded at a specific caption. In accordance with the Bank of Italy's instructions regarding consolidated statements, positive differences arising from consolidation are partially offset by the relative revaluation and credit risk reserve provisions of those subsidiaries to which they refer. In addition, these are written down against negative differences stemming from consolidation until the two amounts match.
The remaining amount is considered goodwill and is charged to assets at "Positive differences arising from consolidation". Subsequent to the year in which consolidation were calculated, changes pertaining to the Group in subsidiaries' net assets are recorded in the consolidated statements at the relevant caption under liabilities; changes relative to third parties are recorded at caption 140 "Minority interests".
Value adjustments and provisions to reserves carried out in accordance with tax regulations were written down; relevant deferred tax was covered by provisions.
Significant intra-subsidiary relations have been eliminated.
The accounting principles applied in the preparation of financial statements of those companies consolidated were brought into line in the case of significant differences being present at consolidation.
The value of insurance companies and those in which Banca Carige has a significant holding was calculated by applying the equity method. In the case of a company in which Banca Carige has a significant interest having itself to prepare a consolidated statement, consolidated net assets were used as the basis for calculation.
Positive differences arising from the increase in value of the investment are recorded under net equity as "equity investments" for the share that refers to fixed assets, and at "Positive differences arising from application of the equity method" for the part related to goodwill.
Negative differences are classified under "Negative differences arising from application of the equity method".
Positive or negative changes in the value of the equity investment arising in the first six months of the year are accounted for. This change is recorded at caption 170 of the consolidated income statement "Profit (loss) on investments carried at equity".

Changeover to the euro

Transition costs, relating principally to investments in hardware and software, and personnel charges, totalled around 13.7 bn. Remaining amounts to be amortised at the end of 2001 were around 6 bn.

Consob request for information (Consob communication no. 1011405 dated 15/2/2001)

Below is presented the information Italian banks are required to supply to Consob pursuant to article 114, legislative decree 58/98.

a) Tax relief foreseen by articles 22 and 23 of Legislative decree 153/99

The European Commission in its decision of 11th December 2001 judged the tax relief foreseen by Legislative decree 153/99 as state aid incompatible with the common market.
The Italian Government intends to lodge an appeal against the decision with the Court of European Justice. The Italian Banking Association (ABI) also intends to present an appeal against the decision at the Tribunal of Luxembourg. Banca Carige actively supports ABI's decision and will give the necessary help required in preparing an effective line of defence.
The Group leader continued also in 2001 to make provisions to a special reserve so as not lose the possibility of benefiting from the potential tax relief of 2,440 million (2000: 2,544 million; 1999: 472 million). Reduced tax liabilities are covered by provisions to tax reserves the consistency of which are adequate to face the definitive loss of tax relief for the three-year period 1999-2001.

b) Special rate mortgages (Law 133/99 and article 145 of Law accompanying 2001 Budget)

Article 29 of Law 133/99 foresees the re-negotiation of mortgage interest rates at a reference rate equal to the system-wide average (as defined by article 145 of the Law accompanying the 2001 budget), with the subsequent charges, all or in part, to be covered by the State or public bodies.
In the light of this legislation. provisions to a specific reserve created by Banca Carige were made of 2,728 million in 2000; further provisions of 1,470 million were made during 2001.

c) Fixed rate mortgages (Law decree 394/00)

During 2001, Banca Carige renegotiated a new rate of interest applied to specific categories of fixed-rate loans as required by Law decree 394/00. The question does not affect the other banks of the Group.

d) Capitalisation of interest due (Constitutional Court Sentence 425 of 9/10/00)

The Constitutional Court's ruling number 425 of 9/10/00 declared illegitimate the contents of article 25, Legislative decree 344/99. The article excluded from liability to legal action those clauses between banks and customers relating to capitalisation of interest due signed after the coming into effect of the Inter-ministerial Committee for Credit and Saving's deliberation of 22/4/00, enacting Legislative decree 344/99.

The Constitutional Court confined its judgement exclusively to a criticism of the government in its enactment of the above-mentioned law.
In the light of the above and the inevitability of further legislation on the matter Banca Carige has declined the few requests it has received from customers for the return of interest paid over ten years as a result of the quarterly capitalisation of bank interest income.
The Bank does not view the Constitutional Court's sentence as an acceptance of the intrinsic reasonableness of article 25, Legislative decree 344/99 but merely as a criticism of the government's enactment of amnesty-type legislation which goes beyond the confines of its powers as stated by Law 128/98.
The Group leader has declined the few requests so far received by holders of accounts (open or closed) for the return of interest charged over the last ten years, calculated on a quarterly basis. The validity of the Bank's position appears confirmed by recent court rulings in Florence and Rome relative to the previously different time periods applied for the calculation of interest payable by the customer on one hand and interest receivable by the customer on the other.

SECURITISATION OF CREDIT

As illustrated in the financial statements of 2000, Banca Carige securitised without recourse a part of its bad loans portfolio in line with the provisions of Law 130/1999.
Information regarding the operation is given at section 11.8 (the SPV, Argo Finance One is part of the Group) and section 12.6 (as requested by the Bank of Italy's letter no. 6464 of 31st July 2001).
At the end of 2001 Banca Carige carried out a further securitisation operation relating to performing mortgages: mortgage loans of ITL 990.4 bn were sold to the SPV Argo Mortgage. Full details of the transaction can be found at section 11.8.

These consolidated financial statements were audited by KPMG SpA. The selection of the Bank's auditors for the period 2000-2002 was approved by the Shareholders' Meeting of 27/4/00 pursuant to Legislative decree 58/98. The duties of the auditors for the period are the auditing of the Bank's financial statements, the consolidated financial statements, and a limited review of the half yearly report at 30 June.

PART A
ACCOUNTING PRINCIPLES

SECTION 1

The Accounting Policies are in compliance with law decree 87/92 and the Bank of Italy's provisions of 30/7/92 and subsequent modifications and are the same as those used previous year with the exception of the handling of securities deriving from structured securitised debt transactions.

LOANS, GUARANTEES AND COMMITMENTS

Loans are stated at their estimated realizable value and are determined according to debtors' solvency and the debt-paying difficulty of the debtor's home country.
The valuation of loans is made under the application of either an analytic or lump-sum method.
The interest on overdue loans is adjusted by the portion of loans considered to be irrecoverable.
Reserves for loan losses, recorded under "Liabilities", have been created exclusively to offset contingent credit risks.
Reserves for guarantees and commitments, recorded under "Liabilities" have been created to offset this particular kind of risk.

SECURITIES PORTFOLIO AND OFF-BALANCE SHEET TRANSACTIONS EXCLUDING THOSE IN CURRENCY

Investment securities. Investment securities are valued at cost, adjusted on an accruals basis for the difference between cost and their redemption at maturity and includes unamortized issue premiums or discounts.
In the event of long term deterioration of the issuer's solvency, the securities are written down. In the case of those securities deriving from structured securitised debt transactions, writing down is carried out on the basis of expected proceeds stemming from the underlying.
The original value of investment securities is reinstated when the reasons for writing down cease to apply.

Trading securities.

- trading securities quoted on organised markets are valued either at purchase price or the average market price for the last month of the year, whichever is lower;
- securities not quoted on organised markets are valued at cost adjusted for market trends and issuer solvency. In the case of those securities deriving from structured securitised debt transactions, value adjustments are carried out on the basis of expected proceeds stemming from the underlying.

The purchase price, determined according to the principle of daily weighted average, includes adjustments for the relevant annual quota of issue premium or discount accumulated during the period the securities are held.
Securities held at 1/12/91 and still in portfolio at year end 1999 are valued at cost defined as the value of transfer to Banca Carige at 1/12/91 and adjusted for issue premium or discount pursuant to Legislative decree 719/94 and subsequent changes.
The original value of the securities is reinstated when the reasons for writing down cease to apply.
The possible transfer of securities from the investment to trading securities portfolio is accounted for at book price on the transaction date calculated according to the evaluation criteria applied to the portfolio of origin. Securities transferred and still present in the portfolio at the balance sheet date are valued according to the evaluation criteria applied to the portfolio to which they are destined.

Off balance sheet operations, excluding those in currency. Unsettled securities transactions are evaluated according to the criteria of the portfolio to which they are destined. Unsettled trading securities transactions are evaluated accordingly:
a) with regards to commitments to purchase and commitments to sell which have the same underlying securities with the same nominal value, any positive difference between the settlement price of the commitment to purchase and the settlement price of the commitment to sell is recorded in the income statement;

b) the residual commitments to purchase are evaluated at either settlement price or market price, whichever is lower;
c) the residual commitments to sell are evaluated at either settlement price or book value, whichever is lower.

Derivative contracts on securities, interest rate etc., are evaluated accordingly:
a) contracts related to underlying equity investments are evaluated at cost and written down in the event of long-term deterioration of the is-suer's solvency;
b) trading derivatives contracts are evaluated at either cost or market value, whichever is lower. Market value of contracts is that quoted at the last day of the business year. Those contracts which are not quoted on organised markets but which can be evaluated according to official parameters, are evaluated at replacement cost at the last day of the business year;
c) economically-linked trading contracts, which are closely correlated both technically and financially, are evaluated in the same way. The losses which exceed connected gains are recorded in the income statement;
d) hedging contracts on trading securities are evaluated in the same way as the underlying: market value is the average of prices and parameters recorded in the last month of the business year. Losses which exceed gains on securities or gains

which correspond to losses on securities are recorded in the income statement;

e) hedging contracts on assets and liabilities which are evaluated at cost are in turn evaluated at cost.

EQUITY INVESTMENTS

The Bank's stock rights in relation to its subsidiaries are included under holdings. These rights, in the form of securities or not, are held for investment.

Holdings, both substantial and those in Group subsidiaries, are valued at purchase cost or subscription as according to Law 218/90. The cost is written down to reflect any permanent loss in value. The original value is reinstated when the reasons for writing down ceased to apply.

FOREIGN CURRENCY ASSETS AND LIABILITIES INCLUDING OFF-BALANCE SHEET TRANSACTIONS

Assets, excluding equity investments, liabilities and off-balance sheet transactions expressed in the currencies of the EMU-member countries or indexed to the same are valued in accordance with the relevant areas of article 21, Legislative decree 213/98, applying the exchange translation rates fixed at 31/12/98 and pursuant to articles 4 and 5 of Community regulation no. 1103/97.

Equity investments in currencies of EMU-member countries or indexed to the same are valued in accordance with the relevant areas of article 21, Legislative decree 213/98, applying the rate in force at the time of purchase, excluding Frankfurter Bankgesellschaft AG (previously Bankenunion AG).

Assets, excluding equity investments, and liabilities expressed in currencies other than those of EMU-member countries or indexed to the same are valued applying the spot rate at 30/6/2000.

Equity investments expressed in currencies other than those of EMU-member countries are valued according to the rate in force at the time of purchase.

Off-balance sheet transactions expressed in currencies other than those of EMU-member countries are valued:

- at the spot rate as of the last business day of the year in the case of unsettled spot contracts;
- at the forward exchange rate as of the last business day of the year for maturities corresponding to those of the contracts being valued, in the case of forward transactions.

In the case of on-balance sheet assets and liabili-ties linked to off-balance sheet assets and liabilities, off-balance sheet items are accounted for in a manner similar to the accounting of on-balance sheet items.

TANGIBLE FIXED ASSETS

Tangible assets are recorded at purchase price plus related charges, and include leased assets and those assets that are to be leased.

The value of tangible fixed assets includes revaluation in accordance with Laws 575/75, 72/83, 413/91 (only for some assets transferred by merged companies) and with reference to capital gains, Law 218/90.

Advances to supplies for the purpose of tangible fixed assets are included under tangible fixed assets.

Depreciation is determined by using the straight-line method over the useful life of each category.

Objects of art, being assets which conserve if not increase their value, are not amortized.

Included in this category are leased assets, in line with the equity method.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are, in those cases foreseen by relevant legislation, recorded with the consent of the Board of Statutory Auditors and are amortized on a straight-line basis. Start-up and improvement costs in addition to research and development costs are amortised over a period not exceeding five years.

Goodwill arising from the merger into Banca Carige of Istituto di Credito Fondiario della Liguria SpA, Mediocredito Ligure SpA, Columbus Leasing Spa and Columbus Domestic SpA is amortized, with the Statutory Auditors' consent, over eight years starting from 1/7/94. The period was calculated on the basis of residual goodwill stemming from the merger.

Amortisation of goodwill stemming from the purchase of branches from Banco di Sicilia and IntesaBci will be carried out over twenty years; from 1st January 2001 for goodwill deriving from the first acquisition and from 1st October 2001 for the second.

The length of amortisation corresponds to the average length of time of goodwill intrinsic in the branches acquired.

PAYABLES

Payables are recorded at face value.

TERMINATION INDEMNITY

Termination indemnity is in accordance with current legislation.

SUPPLEMENTARY PENSION FUND

The subsidiaries' supplementary pension funds are managed according to regulations specific to each company.

ACCRUALS AND DEFERRALS

Accruals and deferrals are calculated in accordance with the matching principle.

RESERVES FOR RISKS AND CHARGES - RESERVES FOR TAXATION

Tax reserves stem from provisions for direct taxation, deferred tax liabilities, indirect taxation and other unforeseen events such as risk to liabilities after litigation.

OTHER TAX ASPECTS - DEFERRED TAX: POSITIVE AND NEGATIVE EFFECTS

The calculation of deferred tax is made on the basis of the equity method with reference to the timing differences existing between the value attributed to an asset or liability under accounting criteria and the value attributed to the same for the calculation of tax.
Tax advanced is recorded under assets subject to the condition that, for prudential reasons, there is a reasonable expectation of realising, over a period of five years, taxable income sufficient for its recovery.
The recording of liabilities for taxes payable in the future is subject to the condition that there is a possibility of the liability to tax occurring.
The treatment of deferred tax in these financial statements is in accordance with the Bank of Italy's instructions dated 3/8/99.

POSITIVE CONSOLIDATION AND NET EQUITY DIFFERENCES

Positive consolidation and net equity differences are amortised over five years.
Positive net equity differences relative to majority holdings in insurance subsidiaries are amortised with the consent of the Board of Statutory Auditors over a longer period of time in the light of the nature of insurance companies' activities and the reasonable expectation of slower depreciation.
Consequently, positive net equity differences stemming from the consolidation of the insurance subsidiaries Levante Norditalia Assicurazioni and Carige Vita Nuova are amortised over fifteen years.
Differences respectively of net equity and consolidation relative to Cassa di Risparmio di Savona and Banca del Monte di Lucca are amortised over twenty years.

SECTION 2

TAX-RELATED ADJUSTMENTS AND PROVISIONS

2.1 Tax Adjustments
Not carried out.

2.2 Tax Provisions
Not carried out.

SECTION 1

LOANS

The consolidated loans portfolio, summarized in this section, amounts to Lit. 17,576,732 million and is analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Cash in hand, balances with central banks and post offices (caption 10)	360,688	2.0	251,475	1.6
– Loans and advances to credit institutions (caption 30)	2,260,881	12.9	1,920,190	12.2
– Loans and advances to customers (caption 40)	14,955,163	85.1	13,599,435	86.2
Total	**17,576,732**	**100.0**	**15,771,100**	**100.0**

	31/12/01	31/12/00	Change absolute	%
CAPTION 10 "CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES"	**360,688**	**251,475**	**109,213**	**43.4**
Cash	358,387	249,164	109,223	43.8
Promissory notes of Bank of Italy and postal orders and cheques	2,029	2,044	-15	-0.7
Deposits with				
– central banks	-	-	-	-
– post offices	272	267	5	1.9
Total	**360,688**	**251,475**	**109,213**	**43.4**

	31/12/01	31/12/00	Change absolute	%
1.1 CAPTION 30 "LOANS AND ADVANCES TO CREDIT INSTITUTIONS"	**2,260,881**	**1,920,190**	**340,691**	**17.7**
(a) deposits with central banks	1,022,276	145,831	876,445	...
(b) bills eligible for refinancing by central banks	-	-	-	-
(c) loans for leased assests	-	-	-	-
(d) repurchase agreements	-	-	-	-
(e) loans of securities	-	-	-	-

Caption 30 detail by technical form is the following:

	31/12/01	31/12/00	Change absolute	%
Nominal value				
Deposits with central banks	1,022,276	145,831	876,445	...
– Compulsory reserves	1,022,276	145,831	876,445	...
Deposits with banks	1,252,983	1,787,488	-534,505	-29.9
– Deposits	743,874	1,240,823	-496,949	-40.0
– Repurchase agreements	-	-	0	...
– Discounted notes	12,888	0	12,888	...
– Overdraft facilities	204,504	353,781	-149,277	-42.2
– Loans (Financial backing)	244,622	167,805	76,817	45.8
– Long term loans	443	429	14	3.3
– Other	46,652	24,650	22,002	89.3
	2,275,259	**1,933,319**	**341,940**	**17.7**
(–) Total specific allowances	14,378	13,129	1,249	9.5
Total	**2,260,881**	**1,920,190**	**340,691**	**17.7**

	31/12/01	31/12/00	Change absolute	%
1.2 CAPTION 40 "LOANS AND ADVANCES TO CUSTOMERS"	**14,955,163**	**13,599,435**	**1,355,728**	**10.0**
(a) bills eligible for refinancing by central banks	-	-	-	-
(b) loans for leased assets	20,320	36,080	-15,760	**-43.7**
(c) repurchase agreements	-	-	-	-
(d) loans of securities	-	-	-	-

Caption 40 detail by technical form is the following:

	31/12/01	31/12/00	Change absolute	%
Nominal value				
Discounted notes	63,950	82,594	-18,644	-22.6
Advances with recourse	432,148	487,203	-55,055	-11.3
Current accounts	2,821,491	2,468,886	352,605	14.3
Other non-current account loans	4,391,777	3,534,880	856,897	24.2
Loans backed by pledged assets	26,022	27,286	-1,264	-4.6
Mortgage loans	6,597,917	6,465,192	132,725	2.1
Salary backed loans	16,499	15,488	1,011	6.5
Consumer credit loans	12,629	10,961	1,668	15.2
Factoring	245,151	217,241	27,910	12.8
Loans for leased assets	20,320	36,080	-15,760	-43.7
Bad loans	578,575	487,359	91,216	18.7
Repurchase agreements	-	-	-	-
Other	69,681	87,915	-18,234	-20.7
	15,276,160	**13,921,085**	**1,355,075**	**9.7**
(-) Total specific allowances	320,997	321,650	-653	-0.2
– Bad loans	278,148	259,930	18,218	7.0
– Other	42,849	61,720	-18,871	-30.6
Total	**14,955,163**	**13,599,435**	**1,355,728**	**10.0**

Allowances were deducted from gross value of loans as shown:

	31/12/01	31/12/00
– analytic allowances	307,202	302,534
– lump-sum allowances	13,795	19,116
- country risks	667	466
- other	13,128	18,650
Total	**320,997**	**321,650**

	31/12/01	31/12/00	Change absolute	%
1.3 SECURED LOANS TO CUSTOMERS	**9,378,307**	**7,976,192**	**1,402,115**	**17.6**
(a) by mortgages	5,703,829	4,650,040	1,053,789	22.7
(b) by pledges on:	230,069	315,839	-85,770	-27.2
1. Cash deposits	19,353	9,210	10,143	...
2. Securities	170,430	270,282	-99,852	-36.9
3. Other valuables	40,286	36,347	3,939	10.8
(c) by guarantees from:	3,444,409	3,010,313	434,096	14.4
1. Governments	149	157	-8	-5.1
2. Other public entities	26,771	17,232	9,539	55.4
3. Banks	338,659	35,612	303,047	...
4. Other operators	3,078,830	2,957,312	121,518	4.1

This detail does not include loans to government and public bodies.

	31/12/01	31/12/00	Change absolute	%
1.4 BAD LOANS (including interest on overdue loans)	**300,427**	**227,429**	**72,998**	**32.1**

The amount represents the total exposure to customers in a state of insolvency or similar, with the following detail:

	31/12/2001			31/12/2000		
	Gross value	**Specific allowances**	**Net value**	**Gross value**	**Specific allowances**	**Net value**
- Principal	450,111	149,684	300,427	365,903	138,474	227,429
- of which bad leasing loans	14,015	8,991	5,024	14,604	9,576	5,028
- Interest	128,464	128,464	-	121,456	121,456	-
- of which bad leasing loans	6,435	6,435	-	6,067	6,067	-
Total	578,575	278,148	300,427	487,359	259,930	227,429

Interest on overdue bad loans was fully written down, in line with prudential criteria.

	31/12/01	31/12/00	Change absolute	%
1.5 INTEREST ON OVERDUE LOANS	**18,289**	**19,898**	**-1,609**	**-8.1**
(a) bad loans	-	-	-	-
(b) other loans	18,289	19,898	-1,609 -	8.1

Caption (a) "bad loans" is net of interest on overdue loans for Lit. 128,464 million which is completely written down. Caption (b) "Other loans" includes: interest on overdue performing loans, net of written down interest of 111,673 million, of which Lit. 12,639 million on watchlists positions and Lit 99,034 million on credits attributable to tax-payers defaulting on interest arrears relative to the ex-Tax Collection Service, which have been written off.

The following tables illustrate the situation of credits at risk and related provisions as required by the Bank of Italy in its letter dated 14/12/98 with regards to the need for increased transparency in bank balance sheets.

Cash credits

Customers

	31/12/2001			31/12/2000		
CATEGORIES/BALANCES	**Gross value**	**Specific allowances**	**Net value**	**Gross value**	**Specific allowances**	**Net value**
A. Credits at risks	986,987	318,360	668,627	900,160	316,561	583,599
A.1 Bad loans	583,764	278,148	305,616	494,504	259,930	234,574
A.2 Watchlists	363,665	36,652	327,013	387,857	53,356	334,501
A.3 Credits undergoing restructuring	-	-	-	242	-	242
A.4 Restructured loans	15,300	2,893	12,407	15,727	2,809	12,918
A.5 Non-guaranteed credits towards countries at	24,258	667	23,591	1,830	466	1,364
B. Performing credits	15,107,740	2,637	15,105,103	13,653,951	5,088	13,648,863

The credits presented in the table refer to balance sheet asset caption 40 "Loans and advances to customers" and to credits related to leasing transactions which totalled Lit. 818,567 million at 31/12/01. In particular, Lit. 5,189 million is in the form of bad loans and is covered for Lit. 2,481 million by liabilities caption 80c "Reserves for loan losses - other reserves".
Leasing transactions are included at assets caption 120 " Tangible assets" for a total of Lit. 875,162 million.

Banks

	31/12/01			31/12/00		
CATEGORIES/BALANCES	**Gross value**	**Specific allowances**	**Net value**	**Gross value**	**Specific allowances**	**Net value**
A. Credits at risks	43,743	14,378	29,365	42,734	13,129	29,605
A.1 Bad loans	-	-	-	-	-	-
A.2 Watchlists	-	-	-	-	-	-
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	-	-	-	-	-	-
A.5 Non-guaranteed credits towards countries at	43,743	14,378	29,365	42,734	13,129	29,605
B. Performing credits	2,231,516	-	2,231,516	1,890,585	-	1,890,585

Doubtful loans

Customers

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	494,504	387,857	242	15,727	1,830
A.1 of which: interest on overdue loans	121,456	12,034	-	-	-
B. Increases	236,538	289,622	29	2	22,707
B.1 ex-performing loans	79,843	267,018	-	-	64
B.2 interest on overdue loans	27,491	5,765	-	-	-
B.3 transfer from other doubtful loan categories	123,034	110	-	-	-
B.4 other increases	6,170	16,729	29	2	22,643
C. Decreases	147,278	313,814	271	429	279
C.1 re-performing credits	47	144,968	-	-	-
C.2 write offs	89,833	4,276	-	-	-
C.3 payments received	54,051	21,899	-	-	271
C.4 gains from ceding	1,889	2,920	-	-	-
C.5 transfer to other doubtful loan categories	110	122,763	271	-	-
C.6 other decreases	1,348	16,988	-	429	8
D. Total closing exposure at 31/12/01	583,764	363,665	-	15,300	24,258
D.1 of which: interest on overdue loans	128,464	12,639	-	-	-

Customers

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/99	772,102	372,245	1,228	21,263	1,375
A.1 of which: interest on overdue loans	201,510	13,247	-	-	-
B. Increases	483,740	268,784	242	63	528
B.1 ex-performing loans	106,816	158,764	242	-	2
B.2 interest on overdue loans	46,228	3,455	-	-	-
B.3 transfer from other doubtful loan categories	156,398	365	-	-	-
B.4 other increases	174,298	106,200	-	63	526
C. Decreases	761,338	253,172	1,228	5,599	73
C.1 re-performing credits	-	46,024	1,228	386	-
C.2 write offs	352,599	4,062	-	61	-
C.3 payments received	83,829	29,036	-	-	25
C.4 gains from ceding	320,599	285	-	-	37
C.5 transfer to other doubtful loan categories	365	152,026	-	4,372	-
C.6 other decreases	3,946	21,739	-	780	11
D. Total closing exposure at 30/6/2000	494,504	387,857	242	15,727	1,830
D.1 of which: interest on overdue loans	121,456	12,034	-	-	-

Banks

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	-	-	-	-	42,734
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	-	-	-	-	1,813
B.1 ex-performing loans	-	-	-	-	-
B.2 interest on overdue loans	-	-	-	-	-
B.3 transfer from other doubtful loan categories	-	-	-	-	-
B.4 other increases	-	-	-	-	1,813
C. Decreases	-	-	-	-	804
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	-
C.3 payments received	-	-	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	804
D. Total closing exposure at 31/12/01	-	-	-	-	43,743
D.1 of which: interest on overdue loans	-	-	-	-	-

Banks

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/99	-	-	-	-	55,069
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	-	-	-	-	1,608
B.1 ex-performing loans	-	-	-	-	677
B.2 interest on overdue loans	-	-	-	-	-
B.3 transfer from other doubtful loan categories	-	-	-	-	-
B.4 other increases	-	-	-	-	931
C. Decreases	-	-	-	-	13,942
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	4,489
C.3 payments received	-	-	-	-	8,373
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	1,080
D. Total closing exposure at 31/12/2000	-	-	-	-	42,735
D.1 of which: interest on overdue loans	-	-	-	-	-

Total value adjustments

Customers

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	25,930	53,356	-	2,809	466	5,088
A.1 of which: interest on overdue loans	121,456	3,343	-	-	-	15
B. Increases	139,128	26,531	-	84	201	1,370
B.1 adjustments	96,592	25,188	-	84	201	1,248
B.1.1 of which: interest on overdue loans	26,701	733	-	-	-	-
B.2 amounts from credit risk fund	6,057	116	-	-	-	52
B.3 transfer from other loan categories	35,581	21	-	-	-	43
B.4 other increases	898	1,206	-	-	-	27
C. Decreases	120,910	43,235	-	-	-	3,821
C.1 recoveries stemming from evaluation	1,165	3,607	-	-	-	1,776
C.1.1 of which: interest on overdue loans	-	401	-	-	-	-
C.2 recoveries stemming from payments received	5,847	453	-	-	-	12
C.2.1 of which: interest on overdue loans	2,314	93	-	-	-	10
C.3 write offs	89,761	4,276	-	-	-	1,307
C.4 transfer to other loan categories	20	34,899	-	-	-	726
C.5 other decreases	24,117	-	-	-	-	-
D. Total closing adjustments at 31/12/01	44,148	36,652	-	2,893	667	2,637
D.1 of which: interest on overdue loans	128,464	2,496	-	-	-	29

Items B.1 'Increases- writedowns' and C.5 'Decreases-other changes' include 24,117 million corresponding to the annual charge for 2001 of losses relating to securitisation carried out by the Group leader at the end of 2000.

Customers

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/99	297,864	43,920	-	7,134	405	-
A.1 of which: interest on overdue loans	201,510	2,876	-	-	-	-
B. Increases	321,209	38,157	-	180	61	12,050
B.1 adjustments	107,284	24,187	-	180	61	1,918
B.1.1 of which: interest on overdue loans	25,644	1,203	-	-	-	10
B.2 amounts from credit risk fund	5,589	-	-	-	-	25
B.3 transfer from other loan categories	32,300	243	-	-	-	22
B.4 other increases	176,036	13,727	-	-	-	10,085
C. Decreases	359,143	28,721	-	4,505	-	6,962
C.1 recoveries stemming from evaluation	396	298	-	71	-	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	9,187	799	-	-	-	16
C.2.1 of which: interest on overdue loans	6,855	74	-	-	-	16
C.3 write offs	349,295	4,719	-	61	-	1,877
C.4 transfer to other loan categories	239	22,889	-	4,373	-	5,064
C.5 other decreases	26	16	-	-	-	5
D. Total closing adjustments at 31/12/2000	259,930	53,356	-	2,809	466	5,088
D.1 of which: interest on overdue loans	121,456	784	-	-	-	15

Banks

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	-	-	-	-	13,129	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	-	-	-	-	1,408	-
B.1 adjustments	-	-	-	-	1,408	-
B.1.1 of which: interest on overdue loans	-	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	-	-	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	-	-	-	159	-
C.1 recoveries stemming from evaluation	-	-	-	-	159	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	-	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer to other loan categories	-	-	-	-	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/01	-	-	-	-	14,378	-
D.1 of which: interest on overdue loans	-	-	-	-	-	-

Banks

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/99	-	-	-	-	20,660	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	-	-	-	-	569	-
B.1 adjustments	-	-	-	-	569	-
B.1.1 of which: interest on overdue loans	-	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	-	-	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	-	-	-	8,100	-
C.1 recoveries stemming from evaluation	-	-	-	-	149	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	3,462	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	4,489	-
C.4 transfer to other loan categories	-	-	-	-	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/2000	-	-	-	-	13,129	-
D.1 of which: interest on overdue loans	-	-	-	-	-	-

SECTION 2

SECURITIES

The securities held by the Bank amount to Lit. 5,422,853 million and are analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Treasury certificates and other bills eligible for refinancing with central banks (caption 20)	1,116,777	20.6	1,248,717	21.6
– Bonds and other fixed-income securities (caption 50)	4,116,442	75.9	4,255,826	73.5
– Shares, quotas and other equity securities (caption 60)	189,634	3.5	284,992	4.9
Total	**5,422,853**	**100.0**	**5,789,535**	**100.0**
of which:				
– Investment securities	890,923	16.4	785,297	13.6
– *Trading securities*	*4,531,930*	*83.6*	*5,004,238*	*86.4*

	31/12/01	31/12/00	Change absolute	%
2.1 INVESTMENT SECURITIES	**890,923**	**785,297**	**105,626**	**13.5**

	31/12/01		31/12/00	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	890,923	880,430	785,297	749,517
1.1 Government securities	701,145	693,348	703,884	673,499
– listed	701,145	693,348	703,884	673,499
– unlisted	-	-	-	-
1.2 Other securities	**189,778**	**187,082**	**81,413**	**76,018**
– listed	59,652	56,484	54,958	50,042
– unlisted	130,126	130,598	26,455	25,976
2. Shares and equity securities	-	-	-	-
– listed	-	-	-	-
– unlisted	-	-	-	-
Total	**890,923**	**880,430**	**785,297**	**749,517**

Book value of investment securities comprises the difference, on the basis of "pro rata temporis" criteria, between cost and redemption value, including issue premium or discount.
The difference between book and market value (Lit. 10,493 million) represents the potential loss for the portfolio.
The positive and negative differences between book value and re-payment value at maturity total Lit. 3,670 million and Lit. 2,444 million, respectively. These differences were calculated separately for each category.

	Book value	Redemption value	Positive differences	Negative differences
1. Listed certificates of indebtedness	756,174	754,711	3,764	2,301
Public bodies	701,145	699,900	3,421	2,176
Banks	48,443	48,568	-	125
Other	6,586	6,243	343	-
2. Unlisted certificates of indebtedness	134,749	134,702	48	1
Public bodies	-	-	-	-
Banks	1,718	1,679	39	-
Other	133,031	133,023	9	1
Total	**890,923**	**889,413**	**3,812**	**2,302**

2.2 CHANGES IN INVESTMENT SECURITIES

	31/12/01	31/12/00
A. Opening balances	785,297	747,934
B. Increases	112,829	42,218
B1. Purchases	110,766	505
B2. Writebacks	-	-
B3. Transfers from trading portfolio	-	-
B4. Other changes	2,063	41,713
C. Decreases	7,203	4,855
C1. Sales	1,043	-
C2. Redemptions	5,609	4,284
C3. Adjustments including	-	-
- permanent writedowns	-	-
C4. Transfers to trading portfolio	-	-
C5. Other changes	551	571
D. Closing balances	890,923	785,297

Activity in the trading securities portfolio was carried out in accordance with CONSOB communication no. 95001286 of 15/2/95.

As illustrated at the previous table no transfer to or from the investment securities portfolio were effected during the year.

Item B.1 'Purchases' includes 109,399 million relating to the subscription on the part of Banca Carige SpA of class C junior notes issued by Argo Finance One on 27th March 2001 as part of the securitisation of bad loans carried out by the Group leader in December 2000.

	31/12/01	31/12/00	Change absolute	%
2.3 TRADING SECURITIES	**4,531,930**	**5,004,238**	**-472,308**	**-9.4**

	31/12/01		31/12/00	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	4,342,297	4,414,816	4,719,246	4,796,611
1.1 Government securities	2,393,544	2,420,748	2,616,056	2,633,798
– listed	2,389,089	2,416,293	2,601,578	2,619,431
– unlisted	4,455	4,455	14,478	14,367
1.2 Other securities	1,948,753	1,994,068	2,103,190	2,162,813
– listed	1,396,095	1,437,961	1,588,871	1,642,099
– unlisted	552,658	556,107	514,319	520,714
2. Shares and equity securities	189,633	194,860	284,992	290,561
– listed	146,869	150,399	226,995	228,589
– unlisted	42,764	44,461	57,997	61,972
Total	**4,531,930**	**4,609,676**	**5,004,238**	**5,087,172**

The difference between market value and book value represents potential non-recorded capital gains for the period and amounts to Lit. 77,746 million, of which Lit. 57,291 million related to hedging forward transactions.

2.4 CHANGES IN TRADING SECURITIES	31/12/01	31/12/00
A. Opening balances	5,004,238	4,281,291
B. Increases	21,100,784	18,003,125
B1. Purchases	20,974,331	17,119,243
- Certificates of indebtedness	19,798,104	16,150,617
. Government securities	15,105,375	10,458,021
. other securities	4,692,729	5,692,596
- Shares and other equity securities	1,176,227	968,626
B2. Writebacks and revaluations	5,367	6,155
B3. Transfers from investment portfolio	-	-
B4. Other changes	121,086	877,727
C. Decreases	21,573,092	17,280,178
C1. Sales and redemptions	21,488,040	17,150,974
- Certificates of indebtedness	20,252,692	16,186,151
. Government securities	15,365,886	11,203,206
. other securities	4,886,806	4,982,945
- Shares and other equity securities	1,235,348	964,823
C2. Adjustments	48,139	85,928
C3. Transfers to investment portfolio	-	-
C4. Other changes	36,913	43,276
D. Closing balances	4,531,930	5,004,238

SECTION 3

EQUITY INVESTMENTS

Equity investments amount to Lit. 439,061 million and are analysed as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Equity investments (caption 70)				
(a) - carried at equity	119,496	27.2	111,073	25.6
(b) - others	69,011	15.7	67,818	15.7
– Investments in Group companies (caption 80)				
(a) - carried at equity	250,554	57.1	253,678	58.6
(b) - others	-	-	-	-
Total	**439,061**	**100.0**	**432,569**	**100.0**

3.1 SIGNIFICANT INVESTMENTS

Name	(1)	(2)	(3)	(4)	(5) (5.1)	(5) (5.2)	(6)	(7)
A. Companies included in the basis of consolidation								
A.1 Fully consolidated (a)								
1. Banca CARIGE SpA	Genoa	1	-	-	-	-	-	XXX
2. Galeazzo Srl	Genoa	1	9,316	621	A1.1	100.00	100.00	XXX
3. Columbus Carige Imm. SpA	Genoa	1	37,348	-1,830	A1.1	99.98	99.98	XXX
					A1.2	0.02	0.02	XXX
4. Cassa di Risparmio di Savona SpA	Savona	1	335,408	24,959	A1.1	95.90	95.90	XXX
5. Ligure leasing SpA	Savona	1	15,956	456	A1.4	100.00	100.00	XXX
6. Immobiliare CARISA Srl	Savona	1	3,665	-125	A1.4	100.00	100.00	XXX
7. Imm. Ettore Vernazza SpA (b)	Genoa	1	9,725	1,767	A1.1	90.00	90.00	XXX
8. Centro Fiduciario SpA	Genoa	1	1,840	229	A1.1	71.28	71.28	XXX
					A1.4	20.00	20.00	XXX
8. Argo Finance One Srl	Genoa	1	20	-	A1.1	60.00	60.00	XXX
9. Banca del Monte di Lucca SpA	Lucca	1	50,117	1,661	A1.1	51.00	51.00	XXX
A.2 Proportional consolidation								
B. Companies accounted for under the equity method								
1. Levante Norditalia Assicuraz. SpA (a)	Milan	1	194,430	742	A1.1	87.01	87.01	162,174
2. Carige Vita Nuova SpA (a)	Genoa	1	95,228	413	A1.1	92.81	92,81	88,380
4. Frankfurter Bankgesellschaft AG (c)	Frankfurt	8	43,807	1409	A1.1	47.50	47.50	20,809
5. Eptaconsors SpA (d)	Milan	8	354,549	22,079	A1.1	20.24	20.24	71,760
6. Autostrada dei Fiori SpA (a)	Savona	8	131,635	25,505	A1.1	16.62	16.62	26,927
					A1.4	4.00	4.00	
C. Other substantial participating interest	-	-	-	-	-	-	-	-

(a) Captions are taken from the 31/12/2001 financial statements.
(b) The company holds 10% of its own shares.
(c) Data taken from the most recently approved balance sheet at 30/09/2001.
d) Data taken from the consolidated at 31/12/2001.

Key

(1) Head office	(2) Type of participating interest	(3) Net Assets
	1 = controlling interest pursuant to art. 2359 c.c. par. 1 no. 1	(4) Gains/Losses
	(majority vote at Shareholders' Annual General Meeting)	(5) Type of participating interest
	2 = controlling interest pursuant to art. 2359 c.c. par 1 no. 2	(5.1) Holding
	(major influence at Shareholders' Annual General Meeting)	(5.2) Participating interest expressed as a percentage
	3 = controlling interest pursuant to art. 23 T.U. par. 2 no. 1	(6) Votes available at Shareholders' Annual General Meeting
	4 = other forms of controlling interest	(7) Consolidated balance sheet value
	5 = joint management pursuant to art. 26 par 1 of the "decreto"	
	6 = joint management pursuant to art. 26 par 2 of the "decreto"	
	7 = joint control	
	8 = associated undertaking	

	31/12/01	31/12/00	Change absolute	%
3.2 AMOUNTS DUE TO AND FROM GROUP COMPANIES				
(a) Assets	69,811	174	69,637	...
1. Amounts due from banks including:	-	-	-	-
– subordinated	-	-	-	-
2. Amounts due from financial institutions including:	-	-	-	-
– subordinated	-	-	-	-
3. Amounts due from other customers including:	69,811	174	69,637	...
– subordinated	69,706	-	69,706	...
4. *Bonds and other fixed-income securities* including:	-	-	-	-
– subordinated	-	-	-	-
(b) Liabilities	72,790	190,659	-117,869	-61.8
1. Amounts due to banks	-	-	-	-
2. *Amounts due to financial institutions*	-	-	-	-
3. Amounts due to other customers	60,329	187,621	-127,292	-67.8
4. Securities issued	12,461	3,038	9,423	...
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	8,060	8,060	-	-
1. *Guarantees*	8,060	8,060	-	-
2. Commitments	-	-	-	-

	31/12/01	31/12/00	Change absolute	%
3.3 AMOUNTS DUE TO AND FROM OTHER NON-GROUP COMPANIES				
(a) Assets	1,469,719	504,709	965,010	...
1. Amounts due from banks including:	1,245,935	329,470	916,465	...
– subordinated	-	-	-	-
2. Amounts due from financial institutions including:	72,721	48,857	23,864	48.8
– subordinated	-	-	-	-
3. Amounts due from other customers including:	79,906	115,207	-35,301	-30.6
– subordinated	-	-	-	-
4. Bonds and other fixed-income securities including:	71,157	11,175	59,982	...
– subordinated	-	-	-	-
(b) Liabilities	64,266	494,678	-430,412	-87.0
1. Amounts due to banks	5,076	302,174	-297,098	-98.3
2. Amounts due to financial institutions	40,546	178,818	-138,272	-77.3
3. Amounts due to other customers	13,727	13,411	316	2.4
4. Securities issued	4,917	275	4,642	...
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	504,343	423,262	81,081	19.2
1. Guarantees	504,286	416,825	87,461	21.0
2. Commitments	57	6,437	-6,380	-99.1

Lending to banks includes 1,020,773 million in credits destined to the Bank of Italy.

	31/12/01	31/12/00	Change absolute	%
3.4 CAPTION 70 "EQUITY INVESTMENTS"	**188,507**	**178,891**	**9,616**	**5.4**
(a) in banks	47,887	47,936	-49	-0.1
1. listed	9,849	9,432	417	-
2. unlisted	38,038	38,504	-466	-1.2
(b) in financial institutions	85,315	93,321	-8,006	-8.6
1. listed	-	-	-	-
2. unlisted	85,315	93,321	-8,006	-8.6
(c) others	55,305	37,634	17,671	47.0
1. listed	1,401	1,401	-	-
2. unlisted	53,904	36,233	17,671	48.8

	31/12/01	31/12/00	Change absolute	%
3.5 CAPTION 80 "INVESTMENTS IN GROUP COMPANIES"	**250,554**	**253,678**	**-3,124**	-1.2
(a) in banks	-	-	-	-
1. listed	-	-	-	-
2. unlisted	-	-	-	-
(b) in financial institutions	-	-	-	-
1. listed	-	-	-	-
2. unlisted	-	-	-	-
(c) others	250,554	253,678	-3,124	-1.2
1. listed	-	-	-	-
2. unlisted	250,554	253,678	-3,124	-1.2

3.6 CHANGES IN PARTICIPATING INTERESTS

3.6.1 INVESTMENTS IN GROUP COMPANIES

	31/12/01	31/12/00
A. Opening balances	253,678	199,021
B. Increases	1,666	134,399
B1. Purchases	-	117,000
B2. Recoveries	-	-
B3. Revaluations	1,029	16,762
B4. Other changes	637	637
C. Decreases	4,790	79,742
C1. Sales	-	-
C2. Write-downs	-	-
including:		
- permanent write-downs	-	-
C3. Other changes	4,790	79,742
D. Closing balances	250,554	253,678
E. Total revaluations	-	-
F. Total write-downs	-	-

Total revaluations and writedowns were calculated by not taking into consideration variations stemming from the application of the equity method. Amounts for 2000 were re-calculated.

Details of all variations are given below:

REVALUATIONS

INCREASES RELATED TO COMPANIES ACCOUNTED UNDER THE EQUITY METHOD

LEVANTE NORDITALIA ASSICURAZIONI SPA	646
CARIGE VITA NUOVA SPA	383
Total revaluations	**1,029**

OTHER INCREASES

LEVANTE NORDITALIA ASSICURAZIONI SPA Interim quota related to the recovery of the reduced value of the holding following the purchase of Levante Assicurazioni by Banca Carige.	637
Total other increases	**637**

OTHER DECREASES

CARIGE VITA NUOVA SPA Writing off of dividend distributed to the Parent Company during the year.	4,790
Total other decreases	**4,790**

Writing off of dividend distributed to the Parent Company during the year.

3.6.2 OTHER PARTICIPATING INTERESTS

	31/12/01	31/12/00
A. Opening balances	178,891	431,852
B. Increases	25,963	97,730
B1. Purchases	8,130	20,491
B2. Recoveries	523	54
B3. Revaluations	14,359	60,183
B4. Other changes	2,951	17,002
C. Decreases	16,347	350,691
C1. Sales	-	17,802
C2. Write-downs	110	1,802
including:		
- permanent write-downs	110	1,802
C3. Other changes	16,237	331,087
D. Closing balances	188,507	178,891
E. Total revaluations	430	670
F. Total write-downs	25,144	25,610

Total revaluations and writedowns were calculated by not taking into consideration variations stemming from the application of the equity method. Amounts for 2000 were re-calculated.

Details of all variations are given below:

PURCHASES

AUTOSTRADA DEI FIORI SPA
Subscription of 824,800 new ordinary shares of a nominal unitary value of ITL 9,000 as part of the share capital increase from 36 bn to 72 bn.
(Our shareholding is unchanged at 20.620%). 7,423

CONFIDI LIGURIA SCRL
Subscription as sponsoring partner of 5,000 shares, nominal value ITL 10,000.
(Our holding: 1.294%) 50

SVILUPPO VALLI DELLA PROVINCIA DI IMPERIA SRL
Subscription of our quota for the recovery of share capital up to 24 million following its use in covering losses.
(Our holding remains unchanged at 15.000%)
Subscription of 5% sharecapital 3

ZONA FRANCA SRL
Subscription of 4,167 new shares of a unitary nominal value of 1 € following the increase in share capital from 61,975 € to 100,000 €.
(Our holding remains unchanged at 10.958%) 8

GRUPPO DI AZIONE LOCALE DELLE AREE RURALI DELLA PROVINCIA DELLA SPEZIA SCRL
Subscription of our quota following the increase in share capital from ITL 160,500,000 to ITL 239,000,000.
(Our holding remains unchanged at 12.461%). 20

LUCCA POLO FIERE & TECNOLOGOGIA
Purchase of 66,138 shares with a unitary nominal value of 1 € at the unitary price of ITL 9,216.
(Our holding: 4.530%). 610

AGENZIA LUCCHESE PER L'ENERGIA E IL RECUPERO DELLE RISORSE SRL
Capital account contribution. 15
(Our holding: 6.585%)

ARGO MORTGAGE SRL
Subscription of 500 ownership quotas at a unitary nominal value of 1 €.
(Our holding: 5%) 1

Total purchases	**8,130**

REVALUATIONS

F.I.L.S.E. SPA	374
CENTRO FACTORING SPA	34
CREDITO LEASING SPA	111
CFT FINANZIARIA SPA	4
Total revaluations	**523**

REVALUATIONS

INCREASES RELATED TO COMPANIES ACCOUNTED UNDER THE EQUITY METHOD

FRANKFURTER BANKGESELLSCHAFT AG	669
AUTOSTRADA DEI FIORI SPA	12,945
EPTACONSORS SPA	1,195
Total revaluations	**14,359**

OTHER INCREASES

AUTOSTRADA DEI FIORI SPA
Equity investments valued at cost include this quota relating to the minority shareholders, Cassa di Risparmio di Savona. 59

FRANKFURTER BANKGESELLSCHAFT AG
Provision to share capital reserve of DM 2,500,000 2,475

CASSA DI RISPARMIO DI FIRENZE SPA
Assignment of 168,922 shares with a unitary nominal value of ITL 1,000 in exchange for, following merger, Credito Fondiario Toscana SpA shares. 417

Total other increases	**2,951**

WRITE-DOWNS

C.I.V. SPA	16
SOCIETA' ZONA FRANCA GENOVA SRL	2
ISTITUTO ENCICLOPEDIA BANCA E BORSA. SPA	1
G.A.L. AREE RURALI LA SPEZIA SCRL	10
CONSORZIO PER IL GIURISTA DI IMPRESA SCRL	20
SVILUPPO VALLI DELLA PROVINCIA DI IMPERIA SRL	3
AGENZIA LUCCHESE PER L'ENERGIA E PER IL RECUPERO DELLE RISORSE SRL	11
INFORMATICA CASSE TOSCANE SPA	1
TIRRENA PROFESSIONAL FACTOR SPA	37
INSEDIAMENTI PRODUTTIVI SAVONESI SPA	1
AEROPORTO VILLANOVA D'ALBENGA SPA	8
Total write-downs	**110**

OTHER DECREASES

SOGEMER SPA Winding up of the company. Final sum allocated ITL 14,586,605 of which ITL 2,255,135 recorded as extraordinary costs	17
ANTOLA E PENNA LEADER SRL Reclassified as unexpected loss amount paid in 2000.	26
FRANKFURTER BANKGESELLSCHAFT AG Dividend paid on our provision to share capital reserve	2,445
Positive variation after the application of the equity method offset by the pre-existing negative difference.	30
CREDITO FONDIARIO TOSCANO SPA Cancellation of 168,922 shares of a nominal value of ITL 1,000 following the merger of the company into Cassa di Risparmio di Firenze SpA.	417
FRANKFURTER BANKGESELLSCHAFT AG Writing down of dividend distributed to Group leader during the year.	719
EPTACONSORS SPA Writing down of dividend distributed to Group leader during the year.	9,719
AUTOSTRADA DEI FIORI SPA Writing down of dividend attributable to Group and distributed during the year.	2,864
Total decreases	**16,237**

SECTION 4

TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets amount to Lit. 2,248,874 million and are analysed as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Tangible fixed assets (caption 120)	1,555,301	69.2	1,330,363	88.9
– Intangible fixed assets (caption 110)	693,573	30.8	166,405	11.1
Total	**2,248,874**	**100.0**	**1,496,768**	**100.0**

4.1 CHANGES IN TANGIBLE FIXED ASSETS

	31/12/01			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	612,338	41,575	676,451	1,330,364
B. Increases	35,312	24,411	369,251	428,974
B1. Purchases	34,405	24,368	367,900	426,673
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	907	43	1,351	2,301
C. Decreases	19,926	13,571	170,540	204,037
C1. Sales	6,606	528	29,755	36,889
C2. Depreciation and amortization	13,318	13,038	138,857	165,213
(a) amortization	13,318	13,038	138,857	165,213
(b) permanent write-downs	-	-	-	-
C3. Other changes	2	5	1,928	1,935
D. Closing balances	627,724	52,415	875,162	1,555,301
E. Total revaluations	9,098	-	-	9,098
F. Total depreciation and amortization	227,140	203,935	371,638	802,713
(a) amortization	227,140	203,935	371,638	802,713
(b) permanent write-downs	-	-	-	-

Item A includes Lit. 41,145 million resulting from positive difference arising from consolidation allocated to tangible fixed assets.
Item C2 includes depreciation related to the same allocated difference for Lit. 1,624 million.
The application of the financial method also for those contracts prior to 1/1/95 relating to lease assets generates an increased amount of 165 million at item D.

	31/12/00			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	577,379	35,004	427,621	1,040,004
B. Increases	52,470	19,373	419,753	491,596
B1. Purchases	14,439	14,426	288,471	317,336
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	38,031	4,947	131,282	174,260
C. Decreases	17,511	12,802	170,923	201,236
C1. Sales	4,541	564	42,445	47,550
C2. Depreciation and amortization	12,964	12,235	123,203	148,402
(a) amortization	12,964	12,235	123,203	148,402
(b) permanent write-downs	-	-	-	-
C3. Other changes	6	3	5,275	5,284
D. Closing balances	612,338	41,575	676,451	1,330,364
E. Total revaluations	29,220	-	-	29,220
F. Total depreciation and amortization	218,146	203,525	322,834	744,505
(a) amortization	214,156	203,525	322,834	740,515
(b) permanent write-downs	3,990	-	-	3,990

4.2 CHANGES IN INTANGIBLE FIXED ASSETS

	31/12/01				
	Software	Start-up charges	Goodwill	ther intangible fixed assets	Total
A. Opening balances	21,368	8,871	123,216	12,950	166,405
B. Increases	24,624	1,773	536,770	8,091	571,258
B1. Purchases	24,609	1,773	536,770	8,091	571,243
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	15	-	-	-	15
C. Decreases	12,615	4,546	19,250	7,679	44,090
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	12,536	4,546	19,250	7,606	43,938
(a) amortization	12,500	4,546	19,250	7,493	43,789
(b) permanent write-downs	36	-	-	113	149
C3. Other changes	79	-	-	73	152
D. Closing balances	33,377	6,098	640,736	13,362	693,573
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	28,246	16,630	62,679	25,940	133,495
(a) amortization	28,246	16,630	62,679	25,940	133,495
(b) permanent write-downs	-	-	-	-	-

	31/12/00				
	Software	Start-up charges	Goodwill	ther intangible fixed assets	Total
A. Opening balances	16,955	13,065	13,431	15,085	58,536
B. Increases	12,863	48	116,501	6,039	135,451
B1. Purchases	12,396	9	116,501	5,812	134,718
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	467	39	-	227	733
C. Decreases	8,450	4,242	6,716	8,174	27,582
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	8,396	4,242	6,716	8,121	27,475
(a) amortization	8,396	4,242	6,716	8,121	27,475
(b) permanent write-downs	-	-	-	-	-
C3. Other changes	54	-	-	53	107
D. Closing balances	21,368	8,871	123,216	12,950	166,405
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	20,655	12,409	43,428	35,523	112,015
(a) amortization	20,655	12,409	43,428	35,523	112,015
(b) permanent write-downs	-	-	-	-	-

SECTION 5

OTHER ASSETS

Other assets amount to Lit. 1,085,690 million and are analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Other assets (caption 150)	893,136	82.3	807,827	79.9
– Accrued income and prepaid expenses (caption 160)	192,554	17.7	202,658	20.1
Total	**1,085,690**	**100.0**	**1,010,485**	**100.0**

	31/12/01	31/12/00	Change absolute	%
5.1 CAPTION 150 "OTHER ASSETS"	**893,136**	**807,827**	**85,309**	**10.6**
– post-collection notes and other values	198,406	300,166	-101,760	-33.9
– miscellaneous accounts receivable from branche	151,122	69,163	81,959	...
– amounts in transit between branches	46,498	40,990	5,508	13.4
– current account cheques drawn on other banks	24,523	20,616	3,907	19.0
– amounts to be collected from customers	13,939	18,478	-4,539	-24.6
– premiums related to option transactions	25,390	14,898	10,492	70.4
– current account cheques drawn on the Bank	7,729	14,619	-6,890	-47.1
– off balance sheet revaluations	6,326	6,351	-25	-0.4
– accounts relating to tax collection services	31,019	4,359	26,660	...
– Bank guarantee deposits	471	2,620	-2,149	-82.0
– amounts relating to participation purchase	-	-	-	-
– fiscal items:	307,617	288,819	18,798	6.5
tax advances	135,997	133,478	2,519	1.9
accounts receivable from the tax authorities	67,702	77,438	-9,736	-12.6
with-holding taxes	92,633	65,630	27,003	41.1
tax advance on provisions to reserve for termination indemnity (Law 140/97)	10,831	11,612	-781	-6.7
taxes paid in advance	454	661	-207	-31.3
– others	80,096	26,748	53,348	...

	31/12/01	31/12/00	Change absolute	%
5.2 CAPTION 160 "ACCRUED INCOME AND PREPAID EXPENSES"	**192,554**	**202,658**	**-10,104**	**-5.0**
Accrued income:	174,874	189,950	-15,076	-7.9
– interest income on loans and advances to credit institutions	8,517	6,036	2,481	41.1
– interest income on loans to customers	37,567	37,984	-417	-1.1
– interest income on securities	61,133	69,064	-7,931	-11.5
– differentials stemming from derivatives contracts	66,051	75,251	-9,200	-12.2
– others	1,606	1,615	-9	-0.6
Prepaid expenses:	17,680	12,708	4,972	39.1
– premiums related to currency forward transactio	1,094	3,497	-2,403	-68.7
– differentials stemming from derivatives contracts	259	1,537	-1,278	-83.1
– discounts on issuing of securities	4,181	2,398	1,783	74.4
– administrative charges	4,316	3,212	1,104	34.4
– other transactions	7,830	2,064	5,766	...

	31/12/01	31/12/00	Change absolute	%
5.4 DISTRIBUTION OF SUBORDINATED ASSETS	**324,041**	**61,406**	**262,635**	**...**
a) Loans and advances to credit institutions	-	-	-	-
b) Loans and advances to customers	2,028	-	2,028	-
c) Bonds and other fixed-income securities	322,013	61,406	260,607	...

Item c) 'bond and other debt securities' includes 109,399 million relating to the subscription of class Junior notes issued by Argo Finance One on 27/3/01 in relation to the securitisation of bad loans carried out by Banca Carige at the end of 2000.

These securities were inserted by the Bank into its investment securities portfolio.

SECTION 6

PAYABLES

Payables amount to Lit. 20,944,143 million and are analysed as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Amounts owed to credit institutions (caption 10)	2,786,722	13.3	4,285,770	21.4
– Amounts owed to customers (caption 20)	11,304,237	54.0	9,702,318	48.4
– Debts evidenced by certificates (caption 30)	6,852,607	32.7	6,041,858	30.2
– Funds managed on behalf of third parties (caption 40)	577	-	450	-
Total	**20,944,143**	**100.0**	**20,030,396**	**100.0**

	31/12/01	31/12/00	Change absolute	%
6.1 CAPTION 10 "AMOUNTS OWED TO CREDIT INSTITUTIONS"	**2,786,722**	**4,285,770**	**-1,499,048**	**-35.0**
(a) repurchase agreements	-	372,029	-372,029	...
(b) loans of securities	-	-	-	-

Caption 10 "Amounts owed to credit institutions" detail by technical form is the following:

	31/12/01	31/12/00	Change absolute	%
Deposits	2,173,154	3,249,546	-1,076,392	-33.1
Current accounts	51,961	93,034	-41,073	-44.1
Financing	342,850	311,387	31,463	10.1
Long-term loans	217,019	259,704	-42,685	-16.4
Repurchase agreements	-	372,029	-372,029	-100.0
Other	1,738	70	1,668	...
Total	**2,786,722**	**4,285,770**	**-1,499,048**	**-35.0**

	31/12/01	31/12/00	Change absolute	%
6.2 CAPTION 20 "AMOUNTS OWED TO CUSTOMERS"	**11,304,237**	**9,702,318**	**1,601,919**	**16.5**
(a) repurchase agreements	1,178,549	1,113,945	64,604	5.8
(b) loans of securities	-	-	-	-

Balance Sheet liabilities captions 20, 30, and 40 amount to Lit. 18,157,421 million in comparison to Lit. 15,744,626 million recorded in 2000 (+Lit. 2,412,795 million; +15.32%).
Caption 20 "Amounts owed to customers" includes Lit. 332,863 million relating to the business activities of the former branches of Banco di Sicilia. Detail by technical form is as follows:

	31/12/01	31/12/00	Change absolute	%
Savings deposits	873,156	785,994	87,162	11.1
Current accounts	9,229,338	7,778,054	1,451,284	18.7
Funding from international organisations	6,541	18,127	-11,586	-63.9
Repurchase agreements	1,178,549	1,113,946	64,603	5.8
Other	16,653	6,197	10,456	...
Total	**11,304,237**	**9,702,318**	**1,601,919**	**16.5**

Caption 30 "Debts evidenced by certificates" includes Lit. 49,224 million relating to the business activities of the former branches of Banco di Sicilia.

	31/12/01	31/12/00	Change absolute	%
Certificates of deposits	997,292	1,047,302	-50,010	-4.8
Bonds certificates	5,699,303	4,836,932	862,371	17.8
Own cheques in circulation	156,012	157,624	-1,612	-1.0
Total	**6,852,607**	**6,041,858**	**810,749**	**13.4**

Caption 40 "Funds managed on behalf of third parties" (Lit. 577 million) includes interest-bearing funds supplied by the State and other public bodies for the financing of specific projects foreseen by relevant legislation; the lending transactions carried out on behalf of public bodies, exclusively at fixed remuneration, are stated at section 12.

SECTION 7

RESERVES

Reserves, summarized in this section, amount to Lit. 1,046,179 million and are represented in the balance sheet as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Reserves for loan losses (caption 90)	12,988	1.2	7,941	0.8
– Reserves for risks and charges (caption 80)	859,679	82.2	824,581	83.1
– Reserve for termination indemnities (caption 70)	173,512	16.6	160,063	16.1
Total	**1,046,179**	**100.0**	**992,585**	**100.0**

	31/12/01	31/12/00	Change absolute	%
7.1 CAPTION 90 "RESERVE FOR LOAN LOSSES"	**12,988**	**7,941**	**5,047**	**63.6**

This caption includes Lit. 2,739 million relating to third parties.

7.2 CHANGES IN THE "RESERVES FOR LOAN LOSSES" (CAPTION 90)

	31/12/01	31/12/00
A. Opening balances	7,941	5,000
B. Increases	14,127	13,419
B1. Provisions	14,127	10,613
B2. Other changes	-	2,806
C Decreases	9,080	10,478
C1. Utilizations	6,264	8,607
C2. Other changes	2,816	1,871
D Closing balances	12,988	7,941

CAPTION 80 (A) "RESERVES FOR PENSIONS AND SIMILAR COMMITMENTS"

	31/12/01	31/12/00
A. Opening balances	588,343	574,899
B. Net change	786	13,444
C. Closing balances	589,129	588,343

The closing balance represents the situation of the in-house funds of the Group's banks, which are not legal entities

CHANGES IN THE "RESERVES FOR TAXATION" (CAPTION 80 B)

	31/12/01	31/12/00
A. Opening balances	179,101	169,477
B. Increases	200,626	179,982
C. Decreases	176,375	170,358
D. Closing balances	203,352	179,101

Reserves for Taxation include provisions for Lit. 68 million covering deferred taxes stemming from the effect of the financial amortization plan on consolidated balance sheet, with reference to leased assets up to 1/1/95.

Deffered tax: positive and negative effects

In previous accounting periods up to and at 31/12/01, the Banca Carige Group made provisions solely for defered tax liability relative to those gains which benefit from tax relief in the form of distribution over five years as foreseen by article 54, Consolidated Tax Law.
Assets representing advance payment of taxation totalled Lit. 38,790 million at 31/12/01; these increased by Lit. 16,210 million.
-
The main forms of taxes advanced during the first half of the year were:

- provisions for legal costs relating to litigation arising in the first quarter of 2002.
- the amortisation of goodwill valued at greater than a tenth is deductible in the year in which the amount accepted for tax purposes originates;
- costs related to hospitality and entertaining related to 2001 are deductible for a third of the total over five years in five equal instalments;
- provisions for personnel charges will be tax deductible in the next business year
- provisions for future charges related to renegotiation, foreseen by Laws 133/99 and 388/00, of interest rate conditions applied to special rate mortgages

In accordance with Bank of Italy instructions of 3/8/99, assets in the form of tax advanced relative to timing differences arising in 2001, which will be reversed in following years, were recorded at caption 240, "Income tax for the year"; during 2001 this caption was increased by the reversal of Lit. 29,089 million for assets in the form of advanced taxation recorded in previous years.

A Assets representing for advanced payment of taxation (a)		
1. Opening balances		38,790
2. Increases		16,210
2.1 Deferred taxation originating in the year	16,198	
2.2 Other increases	12	
3. Decreases		29,089
3.1 Deferred taxation written off in the year	29,089	
3.2 Other decreases	-	
4. Closing balances		25,911

(a) Recorded in the income statement with counter entry

With regards to timing differences liable to taxation, provisions for differed tax liability amounting to around Lit. 1,960 million related to gains stemming from the release of strategic and non-strategic holdings and premises were recorded as in the past. The payment of this amount is subject to the relief offered by article 54 of the Consolidated Tax Law in the form of instalments.

B Liabilities for taxes payable (a)		
1. Opening balances		12,548
2. Increases		1,960
2.1 Deferred taxation originating in the year	1,960	
2.2 Other increases	-	
3. Decreases		4,639
3.1 Deferred taxation written off in the year	4,639	
3.2 Other decreases	-	
4. Closing balances		9,869

(a) Recorded in the income statement with counter entry

Deferred taxation with counter part stated in net assets

Deferred tax credits relating to net equity originate from the utilisation (Lit. 96.5 bn) on the part of Banca Carige of the share premium reserve to cover four fifths of negative differences arising from securitisation carried out in 2000. During the year one fifth of this negative differential (Lit. 24,117 million) was recorded at the income statement pursuant to article 6, Law 130/99 as a result of provisions totalling 14,229 million to the share premium reserve and the related writing off of Lit. 9,888 million in tax advanced.

A Assets in the form of advanced payment of taxation (b)		
1. Opening balances		38,648
2. Increases		-
2.1 Advanced taxation arising during the year	-	
2.2 Other increases	-	
3. Decreases		9,888
3.1 Advanced taxation written off during the year	9,888	
3.2 Other decreases	-	
4. Closing balances		28,760

B Liabilities for taxes payable (b)		
1. Opening balances		-
2. Increases		-
2.1 Deferred taxation originating in the year	-	
2.2 Other increases	-	
3. Decreases	-	-
3.1 Deferred taxation written off in the year	-	
3.2 Other decreases	-	
4. Closing balances		-

(b) Recorded in net assets with counter entry

No provisions were made with regard to deferred tax liabilities on reserves benefiting from tax relief totalling Lit. 123,1 bn as distribution is not foreseen and there is little likelihood of the conditions requiring payment arising.

	31/12/01	31/12/00	Change absolute	%
7.3 COMPOSITION OF CAPTION 80 (D) "OTHER RESERVES"	**67,198**	**57,137**	**10,061**	**17.6**
Reserves for personnel charges	37,444	29,691	7,753	26.1
Reserves for future charges	266	29	237	...
Reserves for guarantees and commitments	9,308	9,339	-31	-0.3
Reserves for in-house insurance scheme	3,025	3,064	-39	-1.3
Reserves for leasing transactions	2,481	2,357	124	5.3
Reserves for legal proceedings	10,455	9,605	850	6.0
Reserves for renegotiation loan building ex L. 113/99	4,198	2,728	750	27.5
Other	21	324	-303	-93.5

CHANGES IN CAPTION 70
"RESERVE FOR TERMINATION INDEMNITIES"

	31/12/01	31/12/00
A. Opening balances	160,063	120,676
B. Increases	33,641	57,742
C. Decreases	20,192	18,355
D. Closing balances	173,512	160,063

SECTION 8

SUBSCRIBED CAPITAL, EQUITY RESERVES, RESERVES FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

This section presents liabilities captions 100, 130, 140, 150, 160, 170, 180, and 200 and assets captions 90, 100 and 140.

	31/12/01		31/12/00	
	million	%	million	%
– Capital stock (caption 150)	1,970,173	73.1	1,970,173	74.8
– Additional paid-in capital (caption 160)	255,597	9.5	241,368	9.1
– Reserves (caption 170)	218,298	8.5	202,527	7.7
– Revaluation reserves (caption 180)	15,587	0.6	15,587	0.6
– Reserves for general banking risks (caption 100)	10,000	0.4	10,000	0.4
– Negative difference arising from application of the equity method (caption 130)	3,863	0.1	3,834	0.1
– Minority interests (caption 140)	35,835	1.3	35,634	1.4
– Net income (caption 200)	185,999	6.9	155,406	5.9
Total	**2,695,352**	**100.0**	**2,634,529**	**100.0**
– Subordinated loans (caption 110)	774,508		-	
– Positive difference arising from consolidation (caption 90)	182,391		192,922	
– Positive difference arising from application of the equity method (caption 100)	29,739		32,549	
– Own shares (caption 140)	69,380		61,227	

	31/12/01	31/12/00	Change absolute	%
CAPTION 150 "CAPITAL STOCK"	**1,970,173**	**1,970,173**	**-**	**-**

Capital is made up by 197,017,340 ordinary shares each with a face value of Lit. 10,000.

	31/12/01	31/12/00	Change absolute	%
CAPTION 160 "ADDIONAL PAID-IN CAPITAL"	**255,597**	**241,368**	**14,229**	**5.9**

The increase for the period corresponds to the amount destined to the reserve within the confines of the securitisation of bad loans carried out at the end of 2000 in accordance with article 6, Law 130/99. In particular, the variations is equivalent to the difference between the reserve charge for the year, the negative variation in the value recorded of assets sold (Lit. 24,117 million) and related taxes advances (Lit. 9,888 million).

	31/12/01	31/12/00	Change absolute	%
CAPTION 170				
"RESERVES"	**218,298**	**202,527**	**15,771**	**7.8**
a) legal reserve	90,065	71,448	18,617	26.1
b) reserve for purchase of treasury stock	69,380	61,227	8,153	13.3
d) other reserves	58,853	69,852	-10,999	-15.7

	31/12/01	31/12/00	Change absolute	%
CAPTION 180				
"REVALUATION RESERVES"	**15,587**	**15,587**	**-**	**-**
Revaluation reserves pertaining to the Group	15,587	15,587	-	-

	31/12/01	31/12/00	Change absolute	%
CAPTION 100				
"RESERVES FOR GENERAL BNANKING RISKS"	**10,000**	**10,000**	**-**	**-**

No change was recorded during 2001 in Caption 100.

	31/12/01	31/12/00	Change absolute	%
CAPTION 130				
"NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD"	**3,863**	**3,834**	**29**	**0.8**

Negative differences arising from the application of the equity method amounted to 59 million as a result of the re-calculation of the first application of the method stemming from the consolidation of Autostrada dei Fiori SpA; the calculation was carried out in order to show the holding attributable to the minority shareholders, Cassa di Risparmio di Savona, which is stated at caption 70 'Equity investments', item b) 'others'. A reduction in negative differences of 30 million offsets a positive difference arising from the application of the equity method relating to Frankfurter Bankgesellshcaft AG: the latter benefited from a capital account contribution effected by Banca Carige in addition to its holding.

	31/12/01	31/12/00	Change absolute	%
CAPTION 140				
"MINORITY INTEREST"	**35,835**	**35,634**	**201**	**0.6**

	31/12/01	31/12/00	Change absolute	%
CAPTION 200 "NET INCOME"	**185,999**	**155,406**	**30,593**	**19.7**

The caption reflects gains generated by the fully consolidated subsidiores of Lit. 27,738 million.
Profit destined to third parties for the year amounted to Lit. 1,419 milion.

	31/12/01	31/12/00	Change absolute	%
CAPTION 90 AND 100 "POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION AND FROM APPLICATION OF THE EQUITY METHOD"	**212,130**	**225,471**	**-13,341**	**-5.9**
Positive difference arising from consolidation	182,391	192,922	-10,531	-2.7
Positive difference arising from the application of the equity method	29,739	32,549	-2,810	-8.6

Increases resulting from fully consolidated subsidiaries amounted to Lit. 27 million.

Increases resulting from fully consolidated subsidiaries are as follows:

	31/12/00	31/12/00
Opening balance	192,922	89,317
Decreases	10,531	10,528
– Amortization for the period	10,522	10,522
– Cover for negative consolidation difference arising from the purchase of a further 5% holding in Centro Fiduciario SpA	9	-
– Cover for negative consolidation difference recorded on an indirect holding in Centro Fiduciario SpA	-	6
Increases	-	114,133
- Transfer and re-accounting of positive arising from the application of the equity method relating to Cassa di Risparmio di Savona after being fully consolidated for the first time	-	114,124
- Integration of positive consolidation difference arising from the purchase of a 51% holding in Banca del Monte di Lucca SpA	-	9
Closing balance	182,391	192,922

Positive difference arising from the application of the equity method are as follows:

	31/12/01	31/12/00
Opening balance	32,549	148,499
Decreases	2,810	115,950
– Amortization for the period	2,810	2,810
– Transfer of item "positive difference arising from the application of the equity method" relating to Cassa di Risparmio di Savona SpA to item positive difference arising from full consolidation"	-	113,140
Increases	-	-
Closing balance	29,739	32,549

	31/12/01	31/12/00	Change absolute	%
CAPTION 140 "OWN SHARES"	**69,380**	**61,227**	**8,153**	**13.3**

The amount recorded represents the nominal value of 47,532 million shares owned by the Group. Of them, 2,253,182 are retained by Banca Carige SpA and 2,500,000 are retained by Cassa di Risparmio di Savona SpA and were present in the Banca Carige share portfolio prior to the inclusion into the Group. The corresponding "Reserves for own shares", formed by Banca Carige SpA in accordance with article 2357 of the Civil Code, was integrated for the consolidation by an amount equal to the book value of the shares of Banca Carige SpA in portfolio of Cassa di Risparmio di Savona SpA.

The table below provides the details of the Bank's total capital and prudential management requirements as requested by the Bank of Italy in its letter of 14/12/98 relating to increased transparency of bank balance sheets.

CATEGORIES/VALUES	31/12/01	31/12/00
A. Total capital		
A.1 Tier 1	1,557,313	2,018,502
A.2 Tier 2	785,567	-2,176
A.3 Deductions	97,817	102,841
A.4 Total capital	2,245,063	1,913,485
B. Prudential requirements		
B.1 Credit risks	1,225,122	1,070,994
B.2 Trading risks	169,536	164,654
including:		
– trading securities risks	165,642	159,043
– exchange rate risks	3,841	5,611
B.3 Other prudential requirements	30,841	-
B.4 Total prudential requirements	1,425,499	1,235,648
C. Capital adequacy ratios		
C.1 Risk-Weighted Assets (*)	17,818,738	15,445,600
C.2 Tier 1% of RWA	8.74%	13.07%
C.3 Total capital % of RWA	12.60%	12.39%

(*) *Total prudential requiriments multiplied by the reciprocal minimum obligatory credit risk coefficent.*

SECTION 9

OTHER LIABILITIES

Other liabilities amount to Lit. 1,594,538 million and are analysed as follows:

	31/12/01		31/12/00	
	million	%	million	%
– Other liabilities (caption 50)	1,324,625	83.1	827,962	73.3
– Accrued expenses and deferred income (caption 60)	269,913	16.9	301,683	26.7
Total	**1,594,538**	**100.0**	**1,129,645**	**100.0**

	31/12/01	31/12/00	Change absolute	%
9.1 CAPTION 50 "OTHER LIABILITIES"	**1,324,625**	**827,962**	**496,663**	**60.0**
– adjustment differential on discounted notes	16,893	17,927	-1,034	-76.4
– miscellaneous accounts payable to branches	207,628	183,752	23,876	13.0
– amounts due to customers	284,791	219,092	65,699	30.0
– amounts in transit with branches	16,613	77,943	-61,330	-62.6
– amounts due to tax authorities on behalf of third parties	39,506	29,145	35,222	120.9
– beneficiaries of outstanding invoices	64,367	58,092	-29,849	-51.4
– staff charges	28,243	27,451	-4,573	-16.7
– amounts relating to securities transactions	22,878	34,907	-30,315	-86.8
– premiums related to option transactions	4,592	13,092	-8,500	-64.9
– amounts related to writedown on off-balance sheet transactions	14,394	10,627	3,767	35.4
– accrued costs to be recognised	8,427	6,068	2,359	38.9
– guarantee deposits from third parties	3,274	4,211	-937	-22.3
– amounts relating to tax collection service counter entry to write down on dividends distributed by Cassa di Risparmio di Savona SpA in 1997 and 1998	1,329	1,330	-1	-0.1
– other	611,690	144,325	467,365	...

	31/12/01	31/12/00	Change absolute	%
9.2 CAPTION 60 "ACCRUED EXPENSES AND DEFERRED INCOME"	**269,913**	**301,683**	**-31,770**	**-10.5**
Accrued expenses:	184,316	227,987	-43,671	-19.2
– interest expenses due to banks	19,817	39,194	-19,377	-49.4
– interest expenses due to customers	4,717	8,160	-3,443	51.6
– interest payable on debt securities	97,150	109,958	-12,808	-11.6
– differentials stemming from derivatives contracts	62,131	68,968	-6,837	-9.9
– others	501	1,707	-1,206	-70.7
Deferred income:	85,597	73,696	11,901	16.1
– premiums related to currency forward transactions	741	1,666	-925	-55.5
– differentials stemming from derivatives contracts	4,388	1,508	2,880	...
– discounted notes	4,661	5,040	-379	-7.5
– advanced rents and others related to leasing	71,322	61,642	9,680	15.7
– others	4,485	3,840	645	16.8

SECTION 10

GUARANTEES AND COMMITMENTS

Guarantees and commitments amount to Lit. 3,777,618 million and are analysed below:

	31/12/01		31/12/00	
	million	%	million	%
– Guarantees given (caption 10)	2,502,478	66.2	2,283,784	58.6
– Commitments (caption 20)	1,275,140	33.8	1,610,573	41.4
Total	**3,777,618**	**100.0**	**3,894,357**	**100.0**

	31/12/01	31/12/00	Change absolute	%
10.1 CAPTION 10 "GUARANTEES GIVEN"	**2,502,478**	**2,283,784**	**218,694**	**9.6**
(a) commercial guarantees	2,134,082	2,091,398	42,684	2.0
(b) financial guarantees	204,632	191,783	12,849	6.7
(c) assets held in guarantee	163,764	603	163,161	...
Total	**2,502,478**	**2,283,784**	**218,694**	**9.6**
Caption 10 is analysed below:				
– joint securities	2,044	5,373	-3,329	-62.0
– sureties	2,219,388	2,177,967	41,421	1.9
– documentary and non documentary credits	98,861	91,297	7,564	8.3
– re-financing mortgages with Artigiancassa	-	-	-	...
– acceptances on behalf of third parties	18,421	8,544	9,877	...
– bond sureties on behalf of third parties	163,311	52	163,259	...
– other sureties on behalf of third parties	453	551	-98	-18

Credit commitments related to non-performing loans amount to Lit. 48,707 million. Reserve for guarantees and commitments, which amount to Lit. 9,308 million, cover all relevant risks.

	31/12/01	31/12/00	Change absolute	%
10.2 CAPTION 20 "COMMITMENTS"	**1,275,140**	**1,610,573**	**-335,433**	**-20.8**
(a) Commitments to extend credit (certain to be called on)	530,504	654,339	-123,835	-18.9
(b) Commitments to extend credit (not certain to be called on)	744,636	956,234	-211,598	-22.1
Commitments are analysed as follows:				
– stipulated mortgages to be granted	507,372	450,714	56,658	12.6
– purchases of securities to be settled	373,874	366,403	7,471	2.0
– deposits to be made with banks	-	24,203	-24,203	-100.0
– unused irrevocable lines of credit	158,576	547,560	-388,984	-71.0
– commitments with Deposit Protection Fund Liabilities (FITD)	25,910	24,906	1,004	4.0
– amounts to be granted to customers	-	2,003	-2,003	-100.0
– derivatives contracts on credits	116,176	96,814	19,362	20.0
– option on securities	24,175	24,175	-	-
– stipulated leasing transactions to be granted	68,981	72,279	-3,298	-4.6
– investment shares and quotas to be received	76	1,516	-1,440	-95.0
Total	**1,275,140**	**1,610,573**	**-335,433**	**-20.8**

	31/12/01	31/12/00	Change absolute	%
10.3 ASSETS HELD TO GUARANTEE THE BANK'S LIABILITIES	**857,547**	**1,797,619**	**-940,072**	**-52.3**
Securities held to guarantee:				
– advance from Bank of Italy	1,936	-	-	...
– bank drafts issued by Carige	35,966	29,543	6,423	21.7
– repurchase agreements	819,645	1,768,076	-948,431	-53.6
Total	**857,547**	**1,797,619**	**-940,072**	**-52.3**

	31/12/01	31/12/00	Change absolute	%
10.4 UNUSED LINES OF CREDIT BY THE BANK	**389,486**	**461,737**	**-72,251**	**-15.6**
(a) central banks	215,543	148,120	67,423	84.4
(b) other banks	173,943	313,617	-139,674	-44.5

10.5 FORWARD TRANSACTIONS

	31/12/01			31/12/00		
	Hedging	Trading	Other	Hedging	Trading	Other
1. Purchase/sale of:	41,978	471,840	-	152,053	644,404	-
1.1 Securities	-	314,029	-	-	410,565	-
– purchases	-	279,770	-	-	319,932	-
– sales	-	34,259	-	-	90,633	-
1.2 Currency	41,978	157,811	-	152,053	233,839	-
– currency against currency	-	-	-	20,809	-	-
– purchases against euro	14,111	79,741	-	108,726	121,302	-
– sales against euro	27,867	78,070	-	22,518	112,537	-
2. Deposits and loans	-	-	36,695	-	113	99,958
– to be made	-	-	-	-	113	26,093
– to be received	-	-	36,695	-	-	73,865
3. Derivatives contracts	3,779,456	3,970,522	69,557	3,131,908	4,114,591	33,215
3.1 With exchange of principal	424,540	865,324	-	103,100	763,837	-
(a) securities	120,100	113,465	-	85,100	62,914	-
– purchases	48,350	94,103	-	48,350	47,915	-
– sales	71,750	19,362	-	36,750	14,999	-
(b) currency	304,440	751,859	-	18,000	700,923	-
– currency against currency	-	102,768	-	18,000	82,006	-
– purchases against euro	304,440	330,354	-	-	304,618	-
– sales against euro	-	318,737	-	-	314,299	-
(c) other instruments	-	-	-	-	-	-
– purchases	-	-	-	-	-	-
– sales	-	-	-	-	-	-
3.2 Without exchange of principal	3,354,916	3,105,198	69,557	3,028,808	3,350,754	33,215
(a) currency	-	-	-	-	-	-
– currency against currency	-	-	-	-	-	-
– purchases against euro	-	-	-	-	-	-
– sales against euro	-	-	-	-	-	-
(b) other instruments	3,354,916	3,105,198	69,557	3,028,808	3,350,754	33,215
– purchases	1,482,119	1,538,653	-	1,108,590	1,643,422	-
– sales	1,872,797	1,566,545	69,557	1,920,218	1,707,332	33,215
Total	**3,821,434**	**4,442,362**	**106,252**	**3,283,961**	**4,759,108**	**133,173**

Deposits and funding to be paid or received include exclusively spot and short transactions.
With regards to derivatives contracts, the column 'other transactions' includes the notional value of options stated separately from the related underlying structured bond issue of the Bank. The notional value of options incorporated in assets or liabilities which allow either the Bank or the counterparty to transform, after a certain period of time, the interest rate stipulated in the contract from fixed to floating, or vice versa, was recorded at section 11.6 'Maturities of assets and liabilities'.

10.6 DERIVATIVES CONTRACTS ON CREDITS

	31/12/01		31/12/00	
	Trading book	Banking book	Trading book	Banking book
1. Purchases	154,265	-	118,965	-
1.1 With exchange of principal	154,265	-	118,965	-
- Credit default product	154,265	-	118,965	-
- Banks	63,676	-	33,166	-
- Financial bodies	90,589	-	85,799	-
2. Sales	96,813	19,363	96,814	-
1.1 With exchange of principal	96,813	19,363	96,814	-
- Credit default product	96,813	19,363	96,814	-
- Banks	96,813	19,363	96,814	-
- Financial bodies	-	-	-	-
Total	**251,078**	**19,363**	**215,779**	**-**

Principal amounts to Lit. 8,090 billion and comprises basis swap transactions for 596,6 billion, stated twice.

PRINCIPAL (1)

	Interest rate	Exchange rate	Share rates	Other	Total
1. Trading contracts	3,022,132	751,859	152,623	263,618	4,190,232
1.1 Non-quoted trading contracts	2,509,277	751,859	69,557	150,152	3,480,845
Forwards (2)	87,132	-	-	-	87,132
Swaps (3)	2,174,865	-	-	-	2,174,865
Options bought	2,623	376,558	-	-	379,181
Options sold	244,657	375,301	69,557	-	689,515
Derivatives on credits	-	-	-	150,152	150,152
1.2 Quoted trading contracts	512,855	-	83,066	113,466	709,387
Futures bought	160,454	-	-	94,103	254,557
Futures sold	352,401	-	-	19,363	371,764
Options bought	-	-	83,066	-	83,066
2. Non-quoted hedging contracts	2,681,075	304,440	197,357	120,289	3,303,161
Swaps (3)	2,141,665	304,440	-	-	2,446,105
Options bought	539,410	-	136,432	-	675,842
Options sold	-	-	60,925	-	60,925
Derivatives on credits	-	-	-	120,289	120,289
Total	**5,703,207**	**1,056,299**	**349,980**	**383,907**	**7,493,393**

(1) Principal in basis swaps is stated once.
(2) Caption includes basis swaps, cross currency swaps, interest rate swaps and overnight indexed swaps.
(3) Caption includes forward rate agreements.

PRINCIPAL IN HEDGING CONTRACTS (1)	Swaps	Options bought	Options sold	Derivatives on credits	Total
1. Assets	1,345,836	167,765	60,925	120,289	1,694,815
Loans to customers	367,133	108,590	-	-	475,723
Trading securities	760,873	35,000	36,750	120,289	952,912
Investment securities	217,830	-	-	-	217,830
Equity investments	-	24,175	24,175	-	48,350
2. Liabilities	994,390	508,077	-	-	1,502,467
Bonds	994,390	508,077	-	-	1,502,467
3. Other (2)	105,879	-	-	-	105,879
Total	**2,446,105**	**675,842**	**60,925**	**120,289**	**3,303,161**

(1) Principal in basis swaps is stated once.

(2) Non-specific hedging contracts on interest-rate risk related to customer borrowing and lending.

PRINCIPAL IN CONTRACTS CLASSIFIED BY REMAINING CONTRACT LIFE(1)	Up to 12 months	From 1 to 5 years	More than 5 years	Total
1. Trading contracts	2,320,507	1,509,813	359,912	4,190,232
1.1 Non-quoted trading contracts	1,736,722	1,384,211	359,912	3,480,845
Forwards	87,132	-	-	87,132
Swaps	970,035	1,165,075	39,755	2,174,865
Options bought	337,308	41,873	-	379,181
Options sold	336,051	61,087	292,377	689,515
Derivatives on credits	6,196	116,176	27,780	150,152
1.2 Quoted trading contracts	583,785	125,602	-	709,387
Futures bought	190,916	63,641	-	254,557
Futures sold	309,803	61,961	-	371,764
Options bought	83,066	-	-	83,066
2. Non-quoted hedging contracts	477,970	1,134,166	1,691,025	3,303,161
Swaps	406,220	936,582	1,103,303	2,446,105
Options bought	35,000	162,424	478,418	675,842
Options sold	36,750	24,175	-	60,925
Derivatives on credits	-	10,985	109,304	120,289
Total	**2,798,477**	**2,643,979**	**2,050,937**	**7,493,393**

(1) Principal in basis swaps is stated once.

Derivatives business is carried out exclusively with primary banking and financial institutions and for this reason provisions for counterparty risk have not been made.
At 31/12/2001, there were no unsettled contracts.
Non-quoted contracts accounted for 91% of all derivatives contracts at 30/6/2000.

NON-QUOTED DERIVATIVES CONTRACTS (1)

	Banks	Financial bodies	Others	Total
1. Principal	5,742,686	688,816	352,504	6,784,006
2. Trading contracts				
Positive market value	14,236	483	2,699	17,418
Negative market value	15,442	685	7,357	23,484
Potential credit equivalent	26,580	3,950	9,258	39,788
3. Hedging contracts				
Positive market value	56,876	17,144	-	74,020
Negative market value	93,199	26,273	-	119,472
Potential credit equivalent	48,733	11,272	-	60,005

(1) Principal relative to basis swaps is stated once.
(2) The trading contracts segment includes negative market values of Lit. 7,251 million relating to options incorporated into structured bond issues of the Group offset by positive market values of the same amount in the hedging derivatives segment.

Derivatives-related capital losses of Lit. 135,914 million and capital gains of Lit. 68,772 million were not recorded in the income statement. In particular, capital losses and gains stemming from hedging contracts related to the trading securities portfolio of Lit. 68,782 million and Lit. 19,116 million respectively, were not recorded (see section 2.3); capital losses and gains stemming from hedging contracts related to bonds issued of Lit. 28,010 million and Lit. 32,374 million respectively were also not recorded.

DEFERRED GAINS AND LOSSES

	Losses	Gains
1. Trading contracts	21,025	17,186
1.1 Non-quoted trading contracts	21,025	17,128
Forwards	42	50
Swaps	9,750	12,323
Options	11,233	4,694
Derivatives on credits	-	61
1.2 Quoted trading contracts	-	58
Futures	-	58
2 Non-quoted hedging contracts	114,889	51,586
Forwards	-	-
Swaps	107,317	23,926
Options	826	17,974
Derivatives on credits	6,746	9,686
Total	**135,914**	**68,772**

SECTION 11

CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

Breakdowns of loans related to lists 11.2, 11.3, 11.5, 11.6 and 11.7 of this section include leased assets, which amount to Lit. 875,162 million and are exclusively connected to transactions with customers in lira.
On this basis, loans to customers amount to Lit. 15,830,352 million and not to Lit. 14,955,163 million (as caption 40 of assets).

11.1 SIGNIFICANT EXPOSURES

	31/12/01	31/12/00
(a) amount	531,844	238,468
(b) number	2	1

Significant exposures are those identified on the basis of "major lines of credit" as defined by the Bank of Italy.

11.2 DISTRIBUTION OF LOANS AND ADVANCES TO CUSTOMERS, BY CATEGORY

	31/12/01	31/12/00
(a) Governments	642,904	571,196
(b) Other public entities	1,102,342	1,155,301
(c) Non-financial businesses	8,780,539	7,758,340
(d) Financial institutions	1,761,970	1,163,785
(e) Personal businesses	960,129	862,743
(f) Other operators	2,582,441	2,764,521
Total	**15,830,325**	**14,275,886**

11.3 DISTRIBUTION OF LOANS TO RESIDENT NON-FINANCIAL BUSINESSES AND PERSONAL BUSINESSES

	31/12/01	31/12/00
(a) 1st branch of economic activity Wholesale and retail trade, salvage and repairs	1,927,061	1,832,549
(b) 2nd branch of economic activity Building and construction	1,691,573	1,389,708
(c) 3rd branch of economic activity Other market services	1,350,736	1,196,319
(d) 4th branch of economic activity Air and sea transport Hotel and catering services	618,978	537,257
(e) 5th branch of economic activity Hotel and catering services Transportation services	457,275	422,211
(f) Other branches	3,511,440	3,095,424
Total	**9,557,063**	**8,473,468**

11.4 DISTRIBUTION OF GUARANTEES GIVEN, BY CATEGORY OF COUNTERPART

	31/12/01	31/12/00
(a) Governments	2	2
(b) Other public entities	11,664	21,560
(c) Banks	316,739	619,416
(d) Non-financial businesses	1,848,647	1,473,294
(e) Financial institutions	223,216	81,935
(f) Personal businesses	32,774	29,084
(g) Other operators	69,436	58,493
Total	**2,502,478**	**2,283,784**

11.5 GEOGRAPHIC DISTRIBUTION OF ASSETS AND LIABILITIES

	31/12/01			
Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	21,724,158	1,395,737	394,164	23,514,059
1.1 Due from banks	1,693,339	480,794	86,748	2,260,881
1.2 Loans to customers	15,594,466	220,008	15,851	15,830,325
1.3 Securities	4,436,353	694,935	291,565	5,422,853
2. Liabilities	19,049,099	2,193,639	475,913	21,718,651
2.1 Due to banks	1,085,732	1,627,226	73,764	2,786,722
2.2 Deposits from customers	11,110,563	159,726	33,948	11,304,237
2.3 Securities issued	6,852,227	70	310	6,852,607
2.4 Others	577	406,617	367,891	775,085
3. Guarantees and Commitments	3,517,135	242,938	17,545	3,777,618

	31/12/00			
Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	19,907,941	1,431,090	646,580	21,985,611
1.1 Due from banks	1,328,446	410,777	180,967	1,920,190
1.2 Loans to customers	14,001,992	268,683	5,211	14,275,886
1.3 Securities	4,577,503	751,630	460,402	5,789,535
2. Liabilities	17,706,706	2,073,933	249,757	20,030,396
2.1 Due to banks	2,038,841	2,022,596	224,333	4,285,770
2.2 Deposits from customers	9,625,880	51,247	25,191	9,702,318
2.3 Securities issued	6,041,535	90	233	6,041,858
2.4 Others	450	-	-	450
3. Guarantees and Commitments	3,658,804	186,619	48,934	3,894,357

Geographic distribution is analysed by reference to the counterparts' country of residence.

11.6 MATURITIES OF ASSETS AND LIABILITIES

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years fixed rate	Between 1 and 5 years indexed rate	Beyond 5 years fixed rate	Beyond 5 years indexed rate	Unspecified duration	Total
	31/12/01								
1. Assets	5,429,721	5,366,196	5,304,189	2,810,349	4,256,484	2,228,590	3,964,383	628,779	29,988,691
1.1 Treasury bonds eligible for refinancing	414	107,483	329,142	260,528	224,013	162,741	32,456	-	1,116,777
1.2 Due from banks	887,523	927,347	115,142	21,172	93,897	257	-	215,543	2,260,881
1.3 Loans to customers	4,106,126	2,061,301	1,988,142	827,017	2,541,400	797,554	3,095,549	413,236	3,377,658
1.4 Bonds and other fixed income securities	28,015	429,019	727,623	500,715	1,238,301	359,506	833,263	-	4,116,442
1.5 Off-balance sheet transactions	407,643	1,841,046	2,144,140	1,200,917	158,873	908,532	3,115	-	6,664,266
2. Liabilities	10,508,074	5,801,581	4,116,627	1,990,732	2,621,335	1,157,340	2,186,651	-	28,382,340
2.1 Due to banks	74,144	2,114,207	166,499	47,426	150,521	15,004	218,921	-	35,046,606
2.2 Deposits from customers	10,086,379	1,196,242	19,370	929	1,203	-	114	-	11,304,237
2.3 Securities issued	297,551	606,618	1,571,074	822,228	2,308,951	56,392	1,189,793	-	6,852,607
– bonds	99,137	176,625	1,132,534	773,092	2,271,730	56,392	1,189,793	-	18,156,844
– certificates of deposits	42,402	429,993	438,540	49,136	37,221	-	-	-	997,292
– other securities	156,012	-	-	-	-	-	-	-	156,012
2.4 Subordinated liabilities	-	-	-	-	-	-	774,508	-	774,508
2.5 Off-balance sheet transactions	50,000	1,884,514	2,359,684	1,120,149	160,660	1,085,944	3,315	-	6,664,266

Caption "repayable on demand" includes assets and liabilities with residual life of not more than 24 hours.
Unspecified duration includes compulsory reserve, overdue loans and bad loans.
Sub-captions 1.5 and 2.5 include the notional value (Lit. 482,550 million) of options incorporated in structured mortgaged loans and bond issues which allow either the Bank or the counterparty, after a certain period of time, to transform the interest rate stipulated in the contract from fixed to floating, or vice versa.

31/12/00

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years fixed rate	Between 1 and 5 years indexed rate	Beyond 5 years fixed rate	Beyond 5 years indexed rate	Unspecified duration	Total
1. Assets	5,278,281	4,714,591	4,367,025	3,265,337	4,905,850	2,147,713	3,425,043	458,267	28,562,107
1.1 Treasury bonds eligible for refinancing	22,045	56,736	233,894	236,943	491,691	107,134	100,274	-	1,248,717
1.2 Due from banks	1,025,867	678,010	15,662	482	-	19,656	-	180,513	1,920,190
1.3 Loans to customers	3,901,653	1,954,931	1,343,362	646,529	2,651,827	616,529	2,883,301	277,754	14,275,886
1.4 Bonds and other fixed income securities	13,635	166,915	703,816	971,644	1,573,326	390,205	436,285	-	4,255,826
1.5 Off-balance sheet transactions	315,081	1,857,999	2,070,291	1,409,739	189,006	1,014,189	5,183	-	6,861,488
2. Liabilities	9,663,242	6,247,317	3,751,875	2,036,174	3,159,490	1,137,561	895,775	-	26,891,434
2.1 Due to banks	309,882	2,701,286	783,639	57,742	96,325	164,204	172,692	-	4,285,770
2.2 Deposits from customers	8,544,390	1,113,360	36,152	703	6,763	343	607	-	9,702,318
2.3 Securities issued	609,986	544,925	1,081,641	347,752	2,822,965	30,841	603,748	-	6,041,858
– bonds	407,619	62,360	665,578	283,887	2,782,900	30,841	603,748	-	4,836,933
– certificates of deposits	44,744	482,565	416,063	63,865	40,065	-	-	-	1,047,302
– other securities	157,623	-	-	-	-	-	-	-	157,623
2.4 Subordinated liabilities	-	-	-	-	-	-	-	-	-
2.5 Off-balance sheet transactions	198,984	1,887,746	1,850,443	1,629,977	233,437	942,173	118,728	-	6,861,488

11.7 ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

	31/12/01	31/12/00	Change absolute	%
a) Assets	1,087,786	1,269,599	-181,813	-14.3
1. Due from banks	143,334	176,922	-33,588	-19.0
2. Loans to customers	596,024	695,214	-99,190	-14.3
3. Securities	339,046	391,494	-52,448	-13.4
4. Participating interests	715	715	-	-
5. Other	8,667	5,254	3,413	65.0
(b) Liabilities	1,314,953	1,358,940	-43,987	-3.2
1. Due to banks	868,650	1,209,349	-340,699	-28.2
2. Deposits from customers	140,762	147,711	-6,949	-4.7
3. Securities issued	305,541	1,880	303,661	...
4. Other	-	-	-	-

11. 8 SECURITISATION

The Bank carried out two structured securitised credits, the first in December 2000 relating to bad loans, the second in December 2001 relating to performing loans. Details of both transactions are given below.

a) Securitisation of bad loans

At the end of 2000 the Bank securitised without recourse a part of its bad loans portfolio. These loans were backed either fully or in part by voluntary or legally-enforced guarantees. The transaction was completed with the issue and payment of asset backed securities on the part of the special purpose vehicle, Argo Finance One.

Banca Carige is servicer for the transaction by means of a specific office of the Bank. During 2001, revenues collected relating to the credit portfolio amounted to 65.5 bn, in line with the collection flows programmed.
Banca Carige bills Argo Finance One on a monthly and half-yearly basis for the service activity it performs. The half-yearly accounts are inspected by the Bank's auditors, KPMG SpA.
The service activity carried out by Banca Carige generated 2.6 bn in commission revenues, 2.5 bn in reimbursed legal costs, 3.4 bn in interest received on the class C Junior bonds, 0.3 bn relating to the limited recourse mortgage.

On 9th July 2001 Banca Carige purchased a majority shareholding in Argo Finance One, which was then fully incorporated into the Banca Carige Group on 9th November 2001 (Bank of Italy communication no. 2941 of 18th March 2002).

With regards to the ownership structure of Argo Finance One further details concerning the securitisation transaction are given in part B of the explanatory notes (Bank of Italy letter no. 6464 of 31st July 2001).

b) Securitisation of performing loans: YEAR 2001

b1. Credits sold

At the end of 2001, Banca Carige securitised its performing mortgages in order to improve liquidity in the light of considerable expansion in long-term lending to the family (mortgages, in particular).

A total of 13,858 mortgages was sold with a residual debt at 31/12/01, the date of ceding, on the part of customers amounting to 990.4 bn.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).

In particular, the bundle of credits sold were mortgages granted to private customers for the purchase or renovation of property.

The bundle of credits ceded were as follows:

1) index-linked, first recorded mortgages/landed property loans distributed to private individuals prior to 31/7/2001;
2) mortgages with: a fixed repayment schedule with instalment due 31/12/2001; repayments in order via current account direct debit.
3) mortgages/landed property loans not classified either as bad loans or watchlists between 31/12/93 (exclusive) and 31/12/01 (inclusive).

The bundle of credits described above were sold on 31/12/01 to the special purpose vehicle Argo Mortgage, in which Banca Carige has a 5% indirect holding via its subsidiary Columbus Carige Immobiliare, for 1,037 bn.

The prices of the credits ceded were calculated as the sum of the following two components:

- a initial price of 990.4 bn equivalent to the nominal value of the credits ceded;
- a deferred price of 46,6 bn calculated on the basis of profit extraction which, in particular, took into account the excess spread after the transaction costs relating to each payment date, intrinsic risk levels of the credits, possibility of anticipated re-payment of loan and subsequent loss of interest income. This spread was actualised using market rates at 31/12/01 on the basis of the duration of the transaction.

The payment of the first component of the price is linked to a securities issue whilst the deferred price will be paid *pro quota* at each payment date in reference to the procedures foreseen in the contract and the payment priorities defined in the transaction.

The ceding of the credits was completed by means of a service contract between Banca Carige and Argo Mortgage in addition to the contract of guarantees and indemnity.

The credits securitised relate to private customers resident in Italy, the geographical distribution of which is as follows:

	% of contracts	% of residual debt
Liguria	85.3	76.8
Lombardy	4.7	7.9
Emilia Romagna	3.5	6.8
Piedmont	5.0	5.9
Others	1.5	2.6
Total	100.0	100.0

With regards to the concentration of risks, mortgages of up to 100 million represent in terms of number and nominal value of contracts, respectively, 76% and 45%. For mortgages up to 200 million, number and nominal value of contracts are, respectively, 18% and 34%. No credits granted represent more than 2% of the portfolio.

b2. Parties involved in the transaction

The role of servicer of the transaction will be carried out on Argo Mortgage's behalf by Banca Carige.

All proceeds relating to the securitised credits will be in the form of mortgage instalment payments made by mortgage borrowers at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the corporate service contract signed between Banca Carige and Argo Mortgage in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

The transaction will be monitored by the Bank of New York in its payment report and by Banca Carige in its quarterly and investor reports, and certified by the independent auditors.

Banca Carige provided Argo Mortgage the necessary collateral for the transaction in the form of a part of a tranche of class D securities amounting to 7.8 million €.

Argo Mortgage is both transferee of the credits and issuer of the securities.

The London offices of the Bank of New York will represent the bond holders as well as being agent and security trustee. The same bank's Luxembourg offices will act as agent for Luxembourg.

The Milan offices of BNP Paribas Security Services will be payment agent for the transaction.

The arrangers of the transaction were CSFB and CDC IXIS.

The counterparty of the IRS contracts utilised by Argo Mortgage for cover against interest rate fluctuations latent in the securitised credits is CDC IXIS.

b3. The nature of the issue

The asset backed securities issued by Argo Mortgage and the related payment were effected on 25 March 2002. The securities issued are as follows:

Class	Amount in millions of €	Rating by Moody's/Fitch (***)	Expected duration (*)	Contractual Maturity	Effective expected duration (*)	Euribor 3 months margin in basis points (**)	Credit enhancement
A	478	Aaa/AAA	March 2009	October 2036	4.3 years	26	8.0%
B	22	Aa2/AA	March 2009	October 2036	6.8 years	45	3.7%
C	11.5	Baa2/BBB	March 2009	October 2036	6.8 years	145	1.5%
D	9.2	Not rated		October 2036			

(*) assuming Argo Mortgage exercises its call option in January 2009
(**) step up of applicable spread if call option is not exercised
(***) the rating was assigned by Moody's and Fitch/IBCA on the basis of due diligence. The rating will be reviewed annually on the basis of collection flows and deviance from business plans.

The class A, B and C securities are quoted on the Luxembourg bond market and have been fully subscribed exclusively by European institutional investors, Italian included.

Class B and C securities were subscribed by Banca Carige. The class D issue was subscribed fully by Banca Carige.

Payment priority will be as follows:
- the payment of senior expenses and swap interest rate, followed by:
- the payment of coupon on class A securities at maturity dates prior to maturity at October 2003, followed by:
- the payment of coupon on class B securities on the basis of cumulative default ratio, followed by:
- the payment of coupon on class C securities, with residual available amounts at each payment date to be paid into a capital accumulation account.

From the October 2003 date of payment onwards, the order of priority is as follows:
- the repayment of amortisation paid on class A securities, followed, on the basis of the cumulative default ratio, by:
- the payment of coupon on class B securities and the repayment of amortisation paid on class B securities, followed by:
- the payment of coupon on class C securities and the repayment of amortisation relating to the same securities.

The repayment of principal and interest of class D securities is subordinate to the first three classes.

c) Asset backed securities in portfolio at 31/12/01.

Within the trading securities portfolio at 31/12/01 are securities deriving from securitisation transactions carried out by other parties totalling 287,495 million. These securities can be classified as follows:

C1) ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/01 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

	Underlying	Senior securities	Mezzanine securities	Junior securities
(a)	Mortgages	53,696	1,936	-
(b)	Corporate loans	24,283	3,873	-
(c)	Consumer credits	13,757	-	-
(d)	Securities	-	-	1,549
(e)	Various other credits	16,071	-	-
(f)	Various other non-performing credits	43,569	13,554	-
Total		151,376	19,363	1,549

Writedowns relating to the above carried out according to the accounting principles illustrated in section 1 of the explanatory notes amounted to 76.5 million.
Investments made in the form of these securities during 2001 are accounted for at income statement captions 10 'Interest income' and 60 'Gains (losses) from financial transactions' and are respectively 9,239 million (interest income) and 4,663 million (gains on securities and foreign exchange). Details are given in the table below:

EFFECTS ON INCOME STATEMENT 2001 STEMMING FROM ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/01 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

		Senior securities		Mezzanine securities	Junior securities
	Underlying	Revenues	Allowances	Revenue	Revenue
(a)	Mortgages	3,743	1	237	-
(b)	Corporate loans	723	1	-	-
(c)	Consumer credits	6,964	2	-	-
(d)	Securities	-	-	-	81
(e)	Various other credits	366	-	-	-
(f)	Various other non-performing credits	2,106	73	- 316	-
Total		13,902	77	553	81

C2) ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/01 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY BANCA CARIGE GROUP COMPANIES

	Underlying	Book value at 31/12/01	Interest accrued at 31/12/01
(a)	Senior securities	1,936	64
(b)	Mezzanine securities	3,873	117
(c)	Junior securities	109,399	3,391
Total		115,208	3,572

These securities derive fully from the securitisation of bad loans carried out by Banca Carige at the end of 2000; the securities were issued at the end of March 2001 by Argo Finance, a member of the Banca Carige Group.

SECTION 12

ADMINISTRATION AND DEALING ON BEHALF OF THIRD PARTIES

	31/12/01	31/12/00	Change absolute	%
12.1 DEALING OF SECURITIES				
a) Purchases	637,006	216,358	420,648	...
1. Settled	605,641	215,608	390,033	...
2. Unsettled	31,365	750	30,615	...
(b) Sales	830,460	220,560	609,900	...
1. Settled	818,594	219,771	598,823	...
2. Unsettled	11,866	789	11,077	...

	31/12/01	31/12/00	Change absolute	%
12.2 PRIVATE BANKING	**4,150,024**	**4,426,105**	**-276,081**	**-6.2**
1. Securities issued by the Bank	12,521	3,175	9,346	...
2. Other securities	4,137,503	4,422,930	-285,427	-6.5

The figures shown correspond to total market values of property included within administration and dealing on behalf of third parties. The caption includes wealth accumulation service on behalf of third parties pursuant to article 24, Legislative decree 58/98 amounting to Lit. 20,891 million; including the sum managed by the Carige Open Pension Fund launched in compliance with article 9, Legislative decree 124/93.

	31/12/01	31/12/00	Change absolute	%
12.3 CUSTODY AND ADMINISTRATION OF SECURITIES				
(a) third-party securities held in deposit (private banking not included)	27,673,551	25,163,456	2,510,095	10.0
1. Securities issued by Group companies	5,392,312	5,037,906	354,406	2.5
2. Other securities	22,281,239	20,125,550	2,155,689	10.7
(b) third-party securities deposited with third-parties	27,728,011	24,308,616	3,419,395	14.1
(c) portfolio securities deposited with third parties	3,169,598	3,763,754	-594,156	-15.8

Depositary bank-related securities in custody amounted to Lit. 4,636,374 million.

12.4 COLLECTION OF THIRD PARTY RECEIVABLES: DEBIT AND CREDIT ADJUSTMENTS

	31/12/2001	31/12/2000
(a) debit adjustments	1,953,407	1,485,488
1. current accounts	21,142	52,851
2. bills portfolio	1,151,769	909,020
3. cash	325,512	224,161
4. other	454,984	299,456
(b) credit adjustments	1,969,928	1,503,414
1. current accounts	17,074	86,014
2. bills and other items for collection	1,952,776	1,417,320
3. other	78	80

	31/12/01	31/12/00	Change absolute	%
12.5 OTHER TRANSACTIONS	**2,909,482**	**2,877,236**	**32,246**	**1.1**
– Other banks' share of pool operations	2,517,026	2,478,616	38,410	1.5
– Total bills related to factoring transactions ("pro solvendo")	351,363	351,227	136	0.0
– Amounts managed on behalf of public bodies	41,093	47,393	-6,300	-13.3

12.6 INFORMATION CONCERNING STRUCTURED SECURITISED CREDITS

At the end of 2000, Banca Carige securitised a part of its bad loan portfolio pursuant to Law 130/99 in collaboration with the special purpose vehicle, Argo Finance One; as at 31/12/01, Argo Finance One was a member of the Banca Carige Group (Group holding: 60%).

In relation to this transaction and in accordance with the Bank of Italy's ruling (letter no. 6464 of 31st July 2001) the following details are given below: information required regarding transactions carried out with Argo Finance One in the form details given in part D of the explanatory notes and the relative attachment to the financial statements of the transferee and issuer of asset backed securities prepared in accordance to the bank of Italy's guidelines contained in note no. 3019 of 5th April 2000.

1. QUALITATIVE INFORMATION

1.1 A description of the transaction and its progress

Date of transaction: 21st December 2000: with effect from 11.59 pm of 31st December 2000, the completion of the contract regarding the purchase of the credits;
27th March 2001: the issue of securities financing the purchase.

Transferor: Banca Carige SpA with its head offices in Via Cassa di Risparmio 15, Genoa.

Credits transferred: Banca Carige agreed to transfer without recourse a part of its bad loans portfolio in accordance with articles 1 and 4 of Law 130/99 backed either fully or in part by voluntary or legally-enforced guarantees at an agreed price of 320 bn. The portfolio at the date of transfer amounted to 566.4 bn, gross, corresponding to a book value for Banca Carige of 440.6 bn, net.
The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).

The credits sold were of the following types:

a) landed property loans, b) lending of various forms backed by voluntary and/or legally-enforced guarantees in the form of real estate in addition to non-mortgaged loans of various types. Credits not transferred included syndicated loans, leasing, and credits below 25,822.84 €.

The state of the transaction: the transaction, started in January 2001, is progressing according to its schedule. In particular, collection flows at 31st December 2001 amounted to 65.5 bn.

1.2 The Parties involved

Purchaser of the credit: Argo Finance One, accompany formed on 27th October 2000 in accordance to article 3 of Law 130/99 with its head offices in Via Cassa di Risparmio 15, Genoa. The company is enrolled with the Genoa companies register and with the register of monetary financial institutions held by the Italian exchange office – Ufficio Italiano Cambi, as foreseen by article of 106 of the Italian consolidated banking Law, and enrolled in the special list of companies foreseen by the same Law (article 107).

Servicer: The transferor Banca Carige SpA is encharged with the collection of the credits ceded in addition to the payment services foreseen by the servicing contract stipulated between Banca Carige and Argo Finance One for which it, Banca Carige, will receive commission and reimbursement of expenses incurred.

Representative of the Noteholders: The Bank of New York, London branch.

Collection account bank: Banca Carige SpA

Investment account bank/cash manager: Banca Carige SpA

Calculation agent/Paying agent: The bank of New York, London branch

CAP Counterparty: Banca Carige SpA

Luxembourg agent: Kredietbank S.A. Luxemburgeoise

Administrative services provider: Banca Carige SpA

Transferor's obligations: at the transfer date, Argo Finance One, as issuer, and Banca Carige SpA as transferor, stipulated a contract of guarantee and indemnity according to the terms of which the transferor provides the issuer with specific guarantees in relation to the portfolio and accepts to bear any specific costs, expenses and liabilities of the issuer deriving from the purchase and holding of the portfolio.

1.3 The nature of the securities issued

Limited recourse asset backed securities: the notes issued by the SPV Argo Finance One on 27th march 2001 are made up of floating-rate bonds with the following characteristics:

Class A

Currency: euro
Amount: 40 million €
Rate: floating
Parameter: Euribor at 6 months + 0.60% p.a.
Coupon: twice-yearly
Duration: 19 years, 3 months (maturity July 2020) average expected duration 1.89 years.
Re-payment: re-payment related to recovery of underlying credits
Rating: Moody's: Aaa; Fitch-Ratings: AA
Listing: Luxembourg bond market

Class B

Currency: euro
Amount: 70 million €
Rate: floating
Parameter: Euribor at 6 months + 0.45% p.a.
Coupon: twice-yearly
Duration: 19 years and 3 months (maturity July 2020) average expected duration 4.90 years
Re-payment: re-payment related to recovery of underlying credits
Rating: Moody's: Aa1; Fitch-Ratings Ltd: AA
Listing: Luxembourg bond market

Class C

Currency: euro
Amount: 56.5 million €
Rate: floating
Parameter: 4% p.a. plus a further remuneration equal to residual yields subordinate to payment of classes A and B, and portfolio payment cash flows
Coupon: twice-yearly
Duration: 19 years and 3 months (maturity July 2020) average expected duration 8 years
Re-payment: re-payment related to recovery of underlying credits
Listing: not listed

The ratings assigned refer to the probability of principal and interest re-payments at maturity. Class C notes are not rated.

The re-payment of capital can occur no sooner than 18 months after issue. After this, repayment will be made at the same time as the coupon according to the repayment schedule for an amount corresponding to available funds on the basis of the following order of priority:

1. Coupon class A notes;
2. Coupon class B notes;
3. Principal class A notes;
4. Principal class B notes;
5. Coupon class C notes;
6. Principal class C notes.

1.4 Other financial transactions

Banca Carige has opened a credit line in favour of Argo Finance One with regards specifically to the issue of class A and B securities amounting to 15 million € indexed at euribor 6 months plus 0.20% per annum.

This credit line will guarantee the prompt payment of interest payable on the above-mentioned securities and the repayment of principal at maturity.

Furthermore, Banca Carige has granted a limited recourse mortgage to Argo Finance One in the form of Italian government securities with a market value of 84,316,000 with maturity at 31/7/2020. Interest charges for Argo Finance One ('the issuer') are as follows:

- interest equivalent to the coupon paid out on the Italian government securities subject of the mortgaged loan and collected by the issuer at each payment date, plus
- an amount equivalent to the difference between the interest that would accrue at euribor on the amount advanced to Argo Finance One and the interest income received by the issuer on the Italian government securities in its possession in the same period.

Within the confines of the limited recourse mortgage the Italian government securities in the issuer's possession represent a pledge in favour of class B bondholders and consistent with its credit support role the issuer will be repaid only after the class B bondholders have been liquidated (principal and interest).

An interest rate cap has also been stipulated between Banca Carige and Argo Finance One in order to offer Argo Finance cover against latent interest rate risk in the underlying as a result of possible misalignment between securitised assets on the one hand and liabilities in the form of securities issued on the other.

2. TRANSACTION AS AT 31ST DECEMBER 2001

Attachment 1 to the explanatory notes is summarised as follows:

Synthesis of securitised assets and securities issued

		Transaction as at 31/12/01	
ASSETS			
A.	Assets securitised		267,311
	- loans	267,311	
B.	Use of available amounts stemming from securitisation		66,540
	- debt securities	58,724	
	- others		
	Available amounts in liquid form	5,288	
	Others	2,528	
TOTAL ASSETS			**333,851**
LIABILITIES			
C.	Securities issued (166,500,000 €)		322,389
	- class A: 40,000,000 €		
	- class B: 70,000,000 €		
	- class C: 56,500,000 €		
D.	Financing received		0
E.	Other liabilities		14,828
	Amounts payable to Banca Carige SpA	8,227	
	Other items	6,601	
TOTAL LIABILITIES			**337,217**
COSTS			
F.	Interest charges payable on securities issued		11,569
G.	Transaction-related commissions and fees		5,151
	- servicing	5,096	
	- other services	55	
H.	Other charges		32,325
	- loan losses	471	
	- expected losses on loans	31,166	
	- other management charges	688	
TOTAL COSTS			**49,045**
PROCEEDS			
I.	Interest generated by securitised assets		31,166
L.	Other proceeds		14,512
	- interst income on securities	797	
	- interest income from bank deposits	452	
	- recoveries on loans (amounts collected)	13,263	
TOTAL PROCEEDS			**45,678**

3. QUANTITATIVE INFORMATION

3.1 Credit-related flows

Details given below relate to the situation of the securitised assets at the moment of transfer and subsequent positive and negative variations recorded during the year.

(in billions of Italian lira)

Amount of credits purchased at 1/1/01
Decreases related to collections for the year
Decreases from losses
Increases stemming from writebacks
Increases stemming from interest on late payment
Decreases for expected losses
Balance at 31/12/01

3.2 Cash flows

Cash flows relating to amounts collected from securitised credits totalled 65.5 bn in line with the payment scheduled defined.

Estimated proceeds for 2002 are 48.9 million.

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Foreseen	33,2	25,3	21,8	19,2	16,5	15,1	12,9	11,0	10,1	9,1	7,7	6,9
Collected	33,8											

Liabilities

There is no pre-defined payment schedule for Class A, B and C notes as this is directly dependant on the proceeds stemming from the credits sold.
All classes have a July 2020 maturity.

3.3 Breakdown by location and risk concentration

All the credits are denominated in Italian lira and all the customers owing amounts are resident in Italy.

The portfolio is made up by 1,481 customers owing amounts and includes 3,882 debt items.
The composition of the portfolio at 31/12/01 is shown by subdivisions according to amounts owed. There are three credit positions which singly account for more than 2% of the total portfolio. The three positions total 42 bn.

Amounts owed in thousands of euros	Items	Gross amounts in ITL at 31/12/01
< 25	1,715	15,852
25 – 100	1,060	58,407
100 – 250	672	106,008
250 – 500	238	82,470
500 – 1,500	155	126,903
> 1,500	42	141,690
Total	3,882	531,330

4. TRANSACTION RELATED EVENTS Q1 2002

After 31st December 2001, the operation proceeded according to schedule. In particular, at 25/1/02 a second interest payment was made to holders of class A and B notes.

In the light of positive payment flows Fitch IBCA upgraded the class A from AA to AAA on 6th March 2002.

SECTION 1

INTEREST

	31/12/01	31/12/00	Change absolute	%
1.1 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"	**1,322,457**	**1,189,242**	**133,215**	**11.2**
(a) on deposits with banks	55,004	55,559	-555	-1.0
including:				
– deposits with central banks	11,912	7,558	4,354	57.6
(b) on loans and advances to customers	981,573	861,797	119,776	13.9
including:				
– loans using funds managed on behalf of third parties	7	6	1	-
(c) on certificates of indebtedness	285,117	270,917	14,200	5.2
(d) other interest income	763	969	-206	-21.3
(e) positive differentials on hedging transactions	-	-	-	-

	31/12/01	31/12/00	Change absolute	%
1.2 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"	**627,560**	**532,970**	**94,590**	**17.7**
(a) on deposits from banks	158,460	153,960	4,500	2.9
(b) on deposits from customers	166,676	138,136	28,540	20.7
(c) on securities issued	275,943	233,939	42,004	18.0
including:				
– certificates of deposits	33,913	37,678	-3,765	-10.0
(d) on funds managed on behalf of third parties	5	5	0	-
(e) on subordinated liabilities	9,105	-	9,105	...
(f) negative differentials on hedging transactions	17,371	6,930	10,441	...

	31/12/01	31/12/00	Change absolute	%
1.3 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"				
a) on foreign currency assets	58,440	66,879	-8,439	-12.6

	31/12/01	31/12/00	Change absolute	%
1.4 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"				
a) on foreign currency liabilities	51,088	75,478	-24,390	-32.3

SECTION 2

COMMISSION

	31/12/01	31/12/00	Change absolute	%
2.1 CAPTION 40 "COMMISSION INCOME"	**321,913**	**329,471**	**-7,558**	**-2.3**
(a) guarantees given	11,367	10,444	923	8.8
(b) credit risk derivatives	88	-	88	...
(c) management, dealing and consultancy services:	141,372	168,521	-27,149	-16.1
1. securities dealing	3,356	2,062	1,294	62.8
2. foreign currency dealing	7,247	6,694	553	8.3
3. private banking	16,124	18,298	-2,174	-11.9
4. custody and administration of securities	4,493	3,779	714	18.9
5. depositary bank	4,584	4,139	445	10.8
6. placement of securities	86,370	96,734	-10,364	-10.7
6.1 placement of quotas in mutual funds	85,367	94,274	-8,907	-9.4
6.2 placement of other securities	1,003	2,460	-1,457	-59.2
7. acceptance of orders	8,072	23,050	-14,978	-65.0
8. Consultancy	-	-	-	-
9. distribution of third party products	11,126	13,766	-2,640	-19.2
9.1 private banking	66	125	-59	-47.2
a) individuals	66	125	-59	-47.2
9.2 insurance products	3,890	6,554	-2,664	-40.6
9.3 other products	7,171	7,087	84	1.2
(d) collection and payment services	62,000	57,192	4,808	8.4
(e) servicing relating to securitisation	2,619	-	2,619	...
(f) tax and rates collection	-	-	-	-
(g) other services	104,467	93,314	11,153	12.0

	31/12/01	31/12/00	Change absolute	%
2.2 CAPTION 40 "COMMISSION INCOME": "DISTRIBUTION CHANNELS OF PRODUCTS AND SERVICES				
(a) distribution at Carige branches	113,523	128,754	-15,231	-11.8
1. asset management	16,124	18,298	-2,174	-11.9
2. securities placement	86,275	96,690	-10,415	-10.8
3. services relating to third party products	11,124	13,766	-2,642	-19.2
(b) distribution at outlets other than at head office	97	44	53	120.5
1. asset management	-	-	-	-
2. securities placement	95	44	51	...
3. services relating to third party products	2	-	2	...

	31/12/01	31/12/00	Change absolute	%
2.3 CAPTION 50 "COMMISSION EXPENSES"	**24,612**	**22,110**	**2,502**	**11.3**
(a) guarantees received	1,014	1,770	-756	-42.7
(b) credit risk derivatives	-	-	-	-
(c) management and dealing services:	5,834	4,737	1,097	23.2
1. securities dealing	2,234	1,507	727	48.2
2. foreign currency dealing	-	36	-36	...
3. private banking	936	983	-47	-4.8
4. custody and administration of securities	2,327	2,119	208	9.8
5. placement of securities	22	-	22	...
6. securities, products and services not delivered at the Bank's head office	315	92	223	...
(d) collection and payment services	16,288	13,506	2,782	20.6
(e) other services	1,476	2,097	-621	-29.6

SECTION 3

GAINS FROM FINANCIAL TRANSACTIONS, NET

	31/12/01	31/12/00	Change absolute	%
3.1 CAPTION 60 "GAINS FROM FINANCIAL TRANSACTIONS, NET"	**8,571**	**22,233**	**-13,662**	**-61.4**

	31/12/01 Transactions		
	securities	currency	other
A.1 Revaluations	5,371	-	15,638
A.2 Write-downs	51,576	-	5,844
B. Other gains and losses	37,938	7,405	- 361
Total	**-8,267**	**7,405**	**9,433**
1. Government securities	18,918		
2. Certificates of indebtedness	4,512		
3. Shares and other equity securities	-34,855		
4. Derivatives on securities as underlying	3,158		

	31/12/00 Transactions		
	securities	currency	other
A.1 Revaluations	6,989	-	3,890
A.2 Write-downs	87,129	-	5,667
B. Other gains and losses	99,492	5,488	-830
Total	**19,352**	**5,488**	-2,607
1. Government securities	9,053		
2. Certificates of indebtedness	8,448		
3. Shares and other equity securities	867		
4. Derivatives on securities as underlying	983		

SECTION 4

ADMINISTRATIVE COSTS

	31/12/01	31/12/00	Change absolute	%
4.1 AVERAGE NUMBER OF EMPLOYEES, BY GRADE	**3,899**	**3,696**	**203**	**5.5**
(a) managers	40	29	11	37.9
(b) officials	311	299	12	4.0
(c) other employees	3,548	3,368	180	5.3

	31/12/01	31/12/00	Change absolute	%
CAPTION 80 A "PERSONNEL"	**437,286**	**398,143**	**39,143**	**9.8**
– wages and salaries	269,592	250,859	18,733	7.5
– social security costs	75,769	67,780	7,989	11.8
– termination indemnities	21,431	21,304	127	0.6
– pensions and similar commitments	25,457	23,417	2,040	8.7
– others	45,037	34,783	10,254	29.5

	31/12/01	31/12/00	Change absolute	%
CAPTION 80 B "OTHER ADMINISTRATIVE COSTS"	**254,383**	**233,889**	**20,494**	**8.8**
Postage and telephone	23,459	20,688	2,771	13.4
Maintenance of tangible and intangible fixed-assets	23,284	20,916	2,368	11.3
Advertising, promotion and publishing	15,172	13,984	1,188	8.5
Professional fees	18,586	23,728	-5,142	-21.7
Lighting and heating	8,515	8,216	299	3.6
Rental expenses	11,429	8,511	2,918	34.3
Donations	7,902	7,518	384	5.1
Travelling and transport	7,286	6,326	960	15.2
Other banking services	8,873	6,088	2,785	45.7
Printing and stationery	7,498	6,023	1,475	24.5
Software maintenance	6,106	4,849	1,257	25.9
Banking premises security services	5,633	5,483	150	2.7
Hardware leasing charges	4,944	3,472	1,472	42.4
Insurance premiums	5,056	4,640	416	9.0
Office cleaning	9,073	8,414	659	7.8
EDP processing with third parties	14,692	16,068	-1,376	-8.6
Association fees	1,341	1,567	-226	-14.4
Indirect taxes	51,059	47,686	3,373	7.1
– stamp duty and stock exchange contracts	39,453	36,766	2,687	7.3
– "imposta sostitutiva" Presidential Decree 601/73	4,507	4,537	-30	-0.7
– ICI (Municipal real estate tax)	3,520	3,463	57	1.6
– local council taxes	2,595	1,960	635	32.4
– taxes paid abroad	442	336	106	...
– INVIM (tax on increased value on properties)	58	63	-5	-7.9
– "Imposte sostitutive" (laws 85/95 and 124/93)	-	15	-15	...
– penalties for late tax rolls	56	51	5	9.8
– other indirect taxes	428	495	-67	-13.5
Others	24,475	19,712	4,763	24.2

SECTION 5

DEPRECIATION AND AMORTIZATION, PROVISIONS AND RECOVERIES

	31/12/01	31/12/00	Change absolute	%
CAPTION 90 "DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS"	**222,483**	**189,209**	**33,274**	**17.6**

	31/12/01	31/12/00	Change absolute	%
Tangible fixed assets				
– Properties	13,318	12,964	354	2.7
– Furniture and fittings	1,892	1,768	124	7.0
– Machinery and equipment	11,146	10,467	679	6.5
– Leased assets	138,857	123,203	15,654	12.7
Total (a)	**165,213**	**148,402**	**16,811**	**11.3**
Intangible fixed assets (1)				
– Software	12,219	8,396	3,823	45.5
– Installation costs	4,546	4,242	304	7.2
– Goodwill	19,250	6,716	12,534	...
– Goodwill arising from consolidation	10,522	10,522	-	-
– Goodwill arising from application of equity method	2,810	2,810	-	-
– Others	7,923	8,121	-198	-2.4
Total (b)	**57,270**	**40,807**	**16,463**	**40.3**
Total (a+b)	**222,483**	**189,209**	**33,274**	**17.6**

	31/12/01	31/12/00	Change absolute	%
CAPTION 100 "PROVISIONS FOR RISKS AND CHARGES"	**5,631**	**6,086**	**-455**	**-7.5**
Provisions:				
– for bad leasing loans	199	290	-91	-31.4
– for in-house insurance scheme	900	600	300	50.0
– for legal proceedings	1,470	2,728	-1,258	-46.1
- for renegotiation loan building ex L. 113/99	-	500	-500	-100.0
– others	3,062	1,968	1,094	55.6

	31/12/01	31/12/00	Change absolute	%
5.1 CAPTION 120 "PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS"	**97,530**	**109,142**	**-11,612**	**-10.6**
(a) provisions for loan losses	97,287	107,342	-10,055	-9.4
including:				
– lump-sum allowances for country risks	1,609	631	978	...
– other lump-sum allowances	8,146	12,444	-4,298	-34.5
(b) provisions for guarantees and commitments	243	1,800	-1,557	-86.5
including:				
– lump-sum allowances for country risks	-	-	-	-
– other lump-sum allowances	-	-	-	-

	31/12/01	31/12/00	Change absolute	%
CAPTION 130 "RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS"	**18,800**	**22,081**	**-3,281**	**-14.9**
– bad loans -principal	3,474	2,488	986	39.6
– watchlists - principal	6,464	1,093	5,371	...
– interest - others	1,755	-	1,755	...
– interest arrears on loans	914	6,724	-5,810	-86.4
– credits written-off	5,744	7,816	-2,072	-26.5
– interest credits related to tax collection services	15	80	-65	-81.3
– country risks	160	3,611	-3,451	-95.6
– provision for guarantees and commitments	274	269	5	1.9

(1) Recoveries for which the reasons for previous provisions cease, either fully or in part, to apply.

	31/12/01	31/12/00	Change absolute	%
CAPTION 140 "ADDITIONAL PROVISIONS FOR LOAN LOSSES"	**14,128**	**10,613**	**3,515**	**33.1**

	31/12/01	31/12/00	Change absolute	%
CAPTION 150 "WRITE-DOWNS TO FINANCIAL FIXED ASSETS"	**110**	**1,756**	**-1,646**	**-93.7**

	31/12/01	31/12/00	Change absolute	%
CAPTION 160 "RECOVERIES OF FINANCIAL FIXED ASSETS"	**523**	**54**	**469**	**...**

SECTION 6

OTHER INCOME STATEMENT CAPTIONS

	31/12/01	31/12/00	Change absolute	%
6.1 CAPTION 70 "OTHER OPERATING INCOME"	**265,766**	**245,249**	**20,517**	**8.4**
Leasing rents	195,426	174,158	21,268	12.2
Amounts recovered from third parties	53,071	55,995	-2,924	-5.2
including: stamp duty recovered	36,731	34,238	2,493	7.3
Rental income	8,814	8,518	296	3.5
Repayments from leased assets	3,645	890	2,755	...
Gains from transfer and revaluation of leased assets	1,076	1,532	-456	-29.8
Gains from sale of credits	46,570	-	46,570	...
Others	3,734	4,156	-422	-10.2

	31/12/01	31/12/00	Change absolute	%
6.2 CAPTION 110 "OTHER OPERATING EXPENSES"	**18,821**	**20,454**	**-1,633**	**-8.0**
Recognised losses on leased assets sold	12,576	16,552	-3,976	-24.0
Leasing charges	4,644	3,160	1,484	47.0
Premiums paid on hedging options	1,449	-	1,449	...
Other	152	742	-590	-79.5

	31/12/01	31/12/00	Change absolute	%
CAPTION 170 "PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY"	**14,668**	**-1,244**	**15,912**	**...**
Eptaconsors SpA	3,157	55,922	-52,765	-94.4
Levante Norditalia Assicurazioni SpA	1,283	-65,266	66,549	...
Carige Vita Nuova Assicurazioni SpA	383	5,113	-4,730	-92.5
Bankenunion AG	670	20	-	...
Autostrada dei Fiori SpA	9,175	2,967	6,208	...

For Autostrada dei Fiori SpA, in this year was included the share of the Group's net profit for 2000 (Lit. 3,958 million) and 2001(Lit. 5,217 million).

	31/12/01	31/12/00	Change absolute	%
6.3 CAPTION 190 "EXTRAORDINARY INCOME"	**36,781**	**24,076**	**12,705**	**...**
Tax credits following requests for refund	-	-	-	-
Surplus in reserves for taxation	2,034	1,408	626	44.5
Credit risk fund surplus-amount subject to tax	780	-	780	...
Gains from releases: holdings	-	3,970	-3,970	...
Gains from releases: furniture and premises	4,670	3,768	902	23.9
Advanced taxation originating in previous years	11	7,371	-7,360	-99.9
Gains from sale of activities	18,881	-	18,881	...
Dividends from controlled companies	-	3,246	-3,246	...
Adjustments stemming from consolidation	-	-	-	-
Other	10,405	4,313	6,092	...

	31/12/01	31/12/00	Change absolute	%
6.4 CAPTION 200 "EXTRAORDINARY EXPENSES"	**6,942**	**8,838**	**-1,896**	**-21.5**
Retirement incentives	3,288	4,221	-933	-22.1
Losses from releases: furniture and premises	467	521	-54	-10.4
Losses from releases: holdings	2	4	-2	-50.0
Other	3,185	4,092	-907	-22.2

	31/12/01	31/12/00	Change absolute	%
CAPTION 240 "INCOME TAXES"	**177,683**	**159,877**	**17,806**	**11.1**
Current tax expense	179,409	157,297	22,112	14.1
Changes in taxes paid	467	1,919	-1,452	-75.7
Changes in deferred tax	-2,193	661	-2,854	...
Income tax for the year	177,683	159,877	17,806	11.1

SECTION 7

OTHER INFORMATION REGARDING THE INCOME STATEMENT

7.1 GEOGRAPHIC DISTRIBUTION OF REVENUES

Banca Carige prevalently works in Italy; the first branch outside Italy was opened in Nice (France) on 9/7/94.

Captions	31/12/01		
	Italy	Other countries	Total
10 Interest income and similar revenue	1,316,201	6,256	1,322,457
30 Dividends and other revenues	38,991	-	38,991
40 Commission income	320,939	974	321,913
60 Gains from financial transactions, net	8,529	42	8,571
70 Other operating income	312,298	38	312,336
Total	**1,996,958**	**7,310**	**2,004,268**

Captions	31/12/00		
	Italy	Other countries	Total
10 Interest income and similar revenue	1,181,828	7,414	1,189,242
30 Dividends and other revenues	18,750	-	18,750
40 Commission income	328,647	824	329,471
60 Gains from financial transactions, net	22,212	21	22,233
70 Other operating income	245,203	46	245,249
Total	**1,796,640**	**8,305**	**1,804,945**

SECTION 1

DIRECTORS AND STATUTORY AUDITORS

	31/12/01	31/12/00
1.1 EMOLUMENTS		
(a) directors	4,926	2,335
(b) statutory auditors	507	459

The amounts refer to emoluments paid to directors and statutory auditors in the carrying out of those duties related specifically to Banca Carige.

	31/12/01	31/12/00
1.2 CREDITS AND GUARANTEES GIVEN		
(a) directors		
- clean credits	2,657	223
- guarantees given	-	-
(b) statutory auditors		
- clean credits	225	215
- guarantees given	-	-

REPORT OF THE BOARD OF STATUTORY AUDITORS

REPORT OF THE BOARD OF STATUTORY AUDITORS ON THE BANCA CARIGE GROUP CONSOLIDATED FINANCIAL STATEMENT AT 31/12/01

The following consolidated financial statements for the year ending 31st December 2001 were prepared in accordance with current legislation.

Our inspection of these statements was carried out according to the guidelines drawn up by the Italian National Council of Accountants and the Italian National Council of Bookkeepers for the Boards of Statutory Auditors of companies listed on regulated markets.

These statements were also examined by the auditors for Banca Carige SpA, KPMG SpA, who, as foreseen by Legislative decree 58/98, state that the consolidated statements express a clear and fair picture of both the financial position and the result of the Banca Carige Group at 31/12/01.

Within the confines of our responsibilities on the basis of regular contacts with the audit firm KPMG SpA, we can confirm that the preparation of these statements was carried out in accordance with legislation.

We can also confirm that the Group leader, Banca Carige SpA, provided its subsidiaries with prompt and adequate instructions thereby guaranteeing effective coordination and satisfactory information flows.

In particular:

- the structure of the financial statements and the accounting principles applied therein are in accordance with those required by legislation and are appropriate for the nature of the Bank's activities;
- Balance sheet and income statement figures are expressed in both Italian lira and euro, the latter by applying the fixed lira/euro exchange translation rate (ITL 1,936.27 = 1 €);
- The area of consolidation conforms to Legislative decree 87/92;
- The methods of consolidation are in accordance with those required by law.

With reference to these consolidation methods we can confirm the following:

- The banking and finance subsidiaries were fully consolidated: Galeazzo S.r.l., Columbus Carige Immobiliare SpA, Immobiliare E. Vernazza SpA, Cassa di Risparmio di Savona SpA,, Ligure Leasing SpA, Immobiliare Carisa SpA, Centro Fiduciario SpA, Argo Finance One S.r.l., Banca del Monte di Lucca SpA.
- The following companies were valuated according to the equity method: Carige Vita Nuova SpA, Levante Norditalia SpA, Frankfurter Bankgesellschaft AG, Autostrada dei Fiori SpA.
- In these consolidated financial statements for the Banca Carige Group the insurance subsidiaries Levante Norditalia and Carige Vita Nuova were consolidated according to the equity method in the light of their activities and the subsequent effect this has on their accounting and the inapplicability of full consolidation.

- Consolidation-related transactions transmitted to this Board were in accordance to current legislation;
- The explanatory notes contain additional information concerning significant events affecting the banking industry during 2000, as requested by Consob in its communication number 1011405 of 15th February 2001;
- In the same explanatory notes the directors of Banca Carige SpA illustrate the securitisation of credits without recourse (Law 130/99) carried out at the end of 2000 and in 2001:

- The first on 21st December 2001 (with effect 31/12/00) was related to ITL 566.4 bn classified as bad loans at 30th November 2000, with either full or partial voluntary or legally-enforced guarantees. Securitisation determined a reduction in the value of the credits transferred of ITL 120.6 bn. In accordance with the opportunities offered by article 6 of Law 130/99 this amount was recorded at caption 130 'Share premium reserve' and will be amortised on a straight-line basis in five years from the year the reduction originated (2000);

– On 21st December 2001 (with effect 31/12/01) a second securitisation operation was performed regarding the transfer of performing mortgage loans with a nominal value of ITL 990.4 bn for a total price of ITL 1,037 bn. This price was the sum of the following two components:

- the nominal value of the credits transferred of ITL 990.4 bn;
- a deferred price of ITL 46.6 bn calculated via the application of a profit extraction which recognised the increased spread of the mortgages after taking into consideration transaction costs, risks associated to the underlying mortgages, and the risk of early repayment of the mortgages. The price was actualised by using market rates as at 31/12/01 in the light of the length of the operation.

On the basis of our examination, the Board of Directors' report accompanying the consolidated financial statements of the Banca Carige Group is in accordance with article 3 of Legislative decree 87/92.

In the light of above and on the basis of information provided by the external auditors in their auditing of these financial statements, no events came to our attention which could inhibit the approval of these Consolidated Financial Statements as at and for the year ended 31/12/2001.

Genoa, 10th April 2002,

The Board of Statutory Auditors

REPORT OF THE INDEPENDENT AUDITORS

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
P.zza della Vittoria, 10 int. 7
16121 GENOVA GE

Telefono (010) 564992
Telefax (010) 5535159

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia

We have audited the consolidated financial statements of the Banca CARIGE group as at and for the year ended 31 December 2001. These financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries representing 13% of the consolidated assets, have been audited by other auditors who provided us with their reports thereon. Our opinion, expressed herein, with respect to the figures relating to such companies included in the consolidated financial statements is based, inter alia, on the audits performed by the other auditors.

Reference should be made to the report dated 6 April 2001 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of the Banca CARIGE group as at and for the year ended 31 December 2001 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Genoa, 5 April 2002

KPMG S.p.A.

(Signed on the original)

Davide Grassano
Director of Audit

ATTACHMENTS

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

(millions of Italian Lire)

	Capital stock	Additional paid-in capital	Legal reserve	Other Reserves
Shareholders' equity at 31/12/99	**1,970,173**	**299,189**	**53,191**	**147,966**
Allocation of 1999 et income				
- reserves			18,257	
- dividends paid				- 24,618
Allocation to reserve for dividends on own shares				- 1,298
Utilisation of share premium reserve related to securitisation		- 57,821		
Changes reserve for the purchase of treasury stock				- 51,439
Reserve for the purchase of treasury stock				
Changes in the riserves for loan losses				
Changes in decreases in net equity				
Reduced value stemming from application of equity method and various consolidation-related entries				- 759
2000 net income				
Stockholders' equity at 31/12/00	**1,970,173**	**241,368**	**71,448**	**69,852**

Reserve for the purchase of treasury stock	Negative difference arising from the application of the equity method	Reserve for general banking risks	Revaluation reserve	Net income	Reserves for loan losses	**Total**
9,788	**2,666**	**10,000**	**15,587**	**127,603**	**5,000**	**2,641,163**
				- 18,257		-
				- 109,346		133,964
						- 1,298
						- 57,821
						- 51,439
51,439			- 24,342			- 51,439
					2,941	2,941
	1,168					1,168
						- 759
				155,406		155,406
61,227	**3,834**	**10,000**	**15,587**	**155,406**	**7,941**	**2,606,836**

Notice to Shareholders Regarding Savings Share Offering Genova, June 2002

Dear Shareholder,

We would like to remind you that the Extraordinary General Shareholders Meeting held last January 31 resolved to propose to all shareholders the opportunity to convert up to one fourth of the Banca Carige S.p.A. shares held by each such person (rounding down) into Savings Shares having a par value of Euro 1.00 each. The conversion requests may be received between June 17 and June 18 at our teller windows. The Savings Shares, which have no voting rights, give right to a supplemental dividend equal to 2% of their par value cumulative with the ordinary dividends distributed on our ordinary shares. The supplemental dividend to be paid with respect to 2002 will be pro rated, and therefore equal to 1% of the par value of the Savings Shares.

We will apply for trading privileges for the Savings Shares, but make no guarantee that we shall obtain them. Ordinary shares acquired during the conversion period may also be converted, provided that you meet the final deadline. On July 1, 2002, for every 4 Ordinary Shares presented to us, we shall remit to you one Saving Share and three Ordinary Shares. Starting on July 1, 2012, holders of Savings Shares will be given the opportunity during a yet-to-be-determined window of time to convert their Savings Shares into Ordinary Shares.

Press Release of July 27, 2002

Banca Carige S.p.A. will publish its half year results for the semester ended June 30, 2002, within 75 days of June 30, 2002, and will consequently rely on the exemption from publishing quarterly results for the quarter ended June 30, 2002, as provided by Article 82 section 2 of the Consob Regulation N° 11971/99.

Notice of July 24, 2002

Extraordinary Shareholders Meeting of Holders of Savings Shares

Holders of the Savings Shares of Banca Carige S.p.A. are hereby convened to the 3rd Floor Conference Center of the company's headquarters at Via David Chiossone, 3, Genova for an Extraordinary Shareholders Meeting on August 30, 2002, at 10.30 am upon the first call; on September 20, 2002 at 10:30 am failing quorum at the first call; and on September 26, at 10:30 am failing quorum at the second call.

The order of the day consists of the nomination of representatives for holders of our Savings Shares and determination of terms of remuneration within the meaning of article 36 of our by-laws. All holders meeting the criteria set out in Article 34 of Consob Regulation N° 11768 of December 23, 1998 applicable to uncertificated securities held through Monte Titoli S.p.A. In compliance with applicable law, documentation relating to this Extraordinary Meeting of Holders of Savings Shares will be made available through the General Secretary's office at our corporate headquarters at least 15 days before the Extraordinary Meeting; this documentation will also be made available through the Italian stock market authority Borsa Italiana S.p.A. (Piazza degli Affari, 6, Milano) pour such persons as present themselves at these addresses.